Form 40-F
period 2004-12-31
SUNCOR ENERGY INC
filed 2005-03-31
CIK 311337

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2004

Commission File Number:	No. 1-12384

SUNCOR ENERGY INC.

(Exact name of registrant as specified in its charter)

Canada	1311,1321,2911, 4613,5171,5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

112 - 4th Avenue S.W. Box 38 Calgary, Alberta, Canada T2P 2V5 (403) 269-8100
(Address and telephone number of registrant’s principal executive office)

CT Corporation System 111 Eighth Avenue New York, New York, U.S.A. 10011 (212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class:	registered:

Common shares	New York Stock Exchange

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

Common Shares	As of December 31, 2004 there were 454,240,626 Common Shares issued and outstanding

Preferred Shares, Series A	None

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☒

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports);  and (2) has been subject to such filing requirements in the past 90 days.

Yes	☒	No	☐

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM

March 21, 2005

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

TABLE OF CONTENTS	ii
GLOSSARY OF TERMS	iv
CONVERSION TABLE	viii
CURRENCY	viii
FORWARD-LOOKING STATEMENTS	viii
NON GAAP FINANCIAL MEASURES	ix
CORPORATE STRUCTURE	1
Name and Incorporation	1
Intercorporate Relationships	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
Overview	2
Three-Year History	3
OIL SANDS (OS)	8
Operations	8
Principal Products	9
Transportation	9
Competitive Conditions	9
Seasonal Impacts	9
Sales of Synthetic Crude Oil and Diesel	10
Environmental Compliance	10
NATURAL GAS (NG)	10
Marketing, Pipeline and Other Operations	11
Principal Products	11
Competitive Conditions	12
Environmental Compliance	12
ENERGY MARKETING & REFINING – CANADA (EM&R)	12
Procurement of Feedstocks	13
Refining Operations	13
Principal Products	14
Principal Markets	15
Transportation and Distribution	15
Competitive Conditions	16
Environmental Compliance	16
REFINING & MARKETING – U.S.A. (R & M)	16
Procurement of Feedstocks	16
Refining Operations	16
Principal Products	17
Principal Markets	17
Transportation and Distribution	18
Competitive Conditions	18
Environmental Compliance	19
MATERIAL CONTRACTS	19
RESERVES ESTIMATES	19
REQUIRED U.S. OIL AND GAS AND MINING DISCLOSURE	21
Proved and Probable Oil Sands Mining Reserves	21
Oil Sands Mining Operating Statistics	22
Proved Conventional Oil and Gas Reserves	22
Capitalized Costs Relating to Oil and Gas Activities	24
Costs Incurred in Oil and Gas Acquisition, Exploration and Developmental Activities	24
Results of Operations for Oil and Gas Production	25
Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes	25
Summary of Changes in the Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes	26
Sales, Production, Well Data, Land Holdings and Drilling Activity - Conventional	26

Future Commitments to Sell or Deliver Crude Oil and Natural Gas	29
VOLUNTARY OIL SANDS RESERVES DISCLOSURE	29
Oil Sands Mining and In-Situ Firebag Reserves Reconciliation	29
SUNCOR EMPLOYEES	31
RISK/SUCCESS FACTORS	31
SELECTED CONSOLIDATED FINANCIAL INFORMATION	37
Selected Consolidated Financial Information	37
Dividend Policy and Record	38
MANAGEMENT’S DISCUSSION AND ANALYSIS	39
DESCRIPTION OF CAPITAL STRUCTURE	39
General Description of Capital Structure	39
Ratings	39
MARKET FOR OUR SECURITIES	40
Price Range and Trading Volume of Common Shares	41
DIRECTORS AND EXECUTIVE OFFICERS	41
Directors	41
Executive Officers	41
Additional Disclosure for Directors and Executive Officers	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
TRANSFER AGENT AND REGISTRAR	43
INTERESTS OF EXPERTS	43
FEES PAID TO AUDITORS	44
Fees Paid to Auditors	44
Audit Committee Pre-Approval Policies for Non Audit Services	44
RELIANCE ON EXEMPTIVE RELIEF	44
LEGAL PROCEEDINGS	45
ADDITIONAL INFORMATION	45

GLOSSARY OF TERMS

Bitumen/Heavy Oil

A naturally occurring viscous tar-like mixture, mainly containing hydrocarbons heavier than pentane, which is not recoverable at a commercial rate in its naturally occurring viscous state through a well without using enhanced recovery methods.  When extracted, bitumen/heavy oil can be upgraded into crude oil and other petroleum products.

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

Gross Production

Suncor’s undivided percentage interest in production/reserves, as the case may be, before deducting Crown royalties, freehold and overriding royalty interests.

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

MD&A

Suncor’s Management’s Discussion and Analysis dated February 23, 2005, accompanying its audited consolidated comparative financial statements, notes thereto and auditor’s report thereon, as at and for the three years in the period ended December 31, 2004, which is incorporated by reference herein.

Natural Gas

Hydrocarbons that at atmospheric conditions of temperature and pressure are in a gaseous state.

Natural Gas Liquids

Hydrocarbon products recovered as liquids from raw natural gas by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities.  These liquids include the hydrocarbon components ethane, propane, butane and pentane, or a combination thereof.

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

(1)           We are subject to Canadian disclosure rules in connection with the reporting of reserves.  However, we have received exemptive relief from Canadian securities administrators permitting us to report our proved reserves in accordance with U.S. disclosure practices.  In addition, although U.S. companies do not disclose probable reserves for non-mining properties, we voluntarily disclose probable reserves for our Firebag in-situ leases as we believe this information is useful to investors.  See “RESERVES ESTIMATES” on page 19 for a description of how our voluntary reserves disclosure differs from our U.S. required disclosure.

(2)           In estimating our proved and probable reserves, our independent reserves evaluators, GLJ, have targeted the following levels of certainty: at least 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.  However, as our reserves have been prepared using deterministic, rather than probabilistic methods, consistent with industry practice, GLJ’s estimates do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

v

Proved oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty(2) to be recoverable in future years from known reservoirs under assumed economic and operating conditions.  For a discussion of pricing assumptions see the tables under the headings “REQUIRED US OIL AND GAS AND MINING DISCLOSURE – Proved Conventional Oil and Gas Reserves” and under “VOLUNTARY OIL SANDS RESERVES DISLOSURE - Oil Sands Mining and In-Situ Firebag Reserves Reconciliation”.

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

ACCOUNTING TERMS

Barrel of Oil Equivalent (BOE)

Suncor converts natural gas to barrels of oil equivalent (BOE) at a 6:1 ratio.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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

Return on Capital Employed (ROCE)

Net earnings adjusted for after-tax financing expenses or income for the twelve-month period ended December 31; divided by average capital employed.  Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt, less cash and cash equivalents, at the beginning and end of the year, divided by two, less average capitalized costs related to major projects in progress (as applicable).  See “Non GAAP Financial Measures”, on page ix.

Return on Average Shareholders’ Equity

Net earnings as a percentage of average shareholders’ equity.  Average shareholders’ equity is the sum of total shareholders’ equity at the beginning and end of the year, divided by two.

CONVERSION TABLE

1 cubic metre m3 = 6.29 barrels	1 tonne = 0.984 tons (long)
1 cubic metre m3 (natural gas) = 35.49 cubic feet	1 tonne = 1.102 tons (short)
1 cubic metre m3 (overburden) = 1.31 cubic yards	1 kilometre = 0.62 miles
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

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements that are based on our current expectations, estimates, projections and assumptions that we’ve made in light of our experience.

All statements that address expectations or projections about the future, including statements about our strategy for growth, expected future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements.  Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “estimate”, “plans,” “intends, “believes,” “projects,” “indicates,” “could,” “vision,” “goal,” “target,” “objective” and similar expressions.  These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our experience.  Our actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors that could influence actual results include but are not limited to: changes in the general economic, market and business conditions; fluctuations in supply and demand for our products; commodity prices and currency exchange rates; our ability to respond to changing markets, and to receive timely regulatory approvals;  the successful and timely implementation of capital projects including growth projects (for example the continued investment in our Firebag in-situ development project) and regulatory projects (for example, the clean fuels refinery modifications projects in our downstream businesses); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement of conception of the detailed engineering needed to reduce the margin of error or level of accuracy; the integrity and reliability of our capital assets; the cumulative impact of other resource development; future environmental laws;  the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies and from companies that provide alternative sources of energy;  the uncertainties resulting from the January 2005 fire at the oil sands facility and other uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as the recent fire, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.  These important factors are not exhaustive.

Many of these risk factors and other specific risks and uncertainties are discussed in further detail throughout this Annual Information Form and in our MD&A, incorporated by reference herein.  Readers are also referred to the risk factors described in other documents we file from time to time with securities regulatory authorities.  Copies of these documents are available without charge from the Company at 112 – 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com, or by referring to SEDAR at www.sedar.com, or by referring to EDGAR at www.sec.gov.

References herein to our 2004 Consolidated Financial Statements mean Suncor’s audited consolidated comparative financial statements, notes thereto and auditor’s report thereon, as at and for the three years in the period ended December 31, 2004.

NON GAAP FINANCIAL MEASURES

Certain financial measures referred to in this AIF that are not prescribed by GAAP, namely, ROCE, cash flow from operations per common share and Oil Sands cash and total operating costs per barrel, are described and reconciled in the “Non GAAP Financial Measures”, section of our MD&A, incorporated by reference herein.

CORPORATE STRUCTURE

Name and Incorporation

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the Canada Business Corporations Act on August 22, 1979 of Sun Oil Company Limited, incorporated in 1923 and Great Canadian Oil Sands Limited, incorporated in 1953.  On January 1, 1989, we amalgamated with a wholly-owned subsidiary under the Canada Business Corporations Act.  We amended our articles in 1995 to move our registered office from Toronto, Ontario, to Calgary, Alberta, and again in April 1997, to adopt our current name, “Suncor Energy Inc.”.  In April 1997, May 2000 and May 2002, we amended our articles to divide our issued and outstanding shares on a two-for-one basis.

Our registered and principal office is located at 112 - 4th Avenue, S.W. Calgary, Alberta, T2P 2V5.

In this Annual Information Form, references to “we”, “our”, “us”, “Suncor” or the “Company” include Suncor Energy Inc., its subsidiaries and joint venture investments unless the context otherwise requires.

Intercorporate Relationships

We have three principal subsidiaries.

Suncor Energy Products Inc. (formerly Sunoco Inc.) is an Ontario corporation that is wholly-owned by Suncor Energy Inc.  This company refines and markets petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures.  We operate a retail business under the Sunoco brand in Canada through this subsidiary.  Suncor Energy Products Inc. is unrelated to Sunoco, Inc. (formerly known as Sun Company, Inc.), headquartered in Philadelphia, Pennsylvania.

Suncor Energy Marketing Inc., wholly-owned by Suncor Energy Products Inc., is incorporated under the laws of Alberta.  We market, mainly to customers in Canada and the United States, the crude oil, diesel fuel and byproducts such as petroleum coke, sulphur and gypsum, produced by Suncor’s Oil Sands business unit, through this indirect Suncor subsidiary.  We also market, through this subsidiary, certain third party products, and procure crude oil feedstocks for Suncor’s downstream businesses.  Suncor Energy Marketing Inc. also has a petrochemical marketing division that holds a 50% interest in Sun Petrochemicals Company (“SPC”), a petrochemical products joint venture.  In 2002, this subsidiary began procuring the natural gas supply for Suncor’s Oil Sands and Energy Marketing and Refining businesses, and administering Suncor’s energy trading activities.  In 2003, this subsidiary began marketing certain natural gas volumes produced by, and purchased from, Suncor’s Natural Gas business unit.

Suncor Energy (U.S.A.) Inc., indirectly wholly owned by Suncor Energy Inc., is incorporated under the laws of Delaware.  Through this U.S. subsidiary, headquartered in Denver, Colorado, we refine crude oil at our refinery in Commerce City, Colorado, near Denver, into a broad range of petroleum products, and market our refined products to industrial, wholesale and commercial customers principally in Colorado and to retail customers in Colorado through Phillips 66 - branded sites.  We also transport crude oil on our wholly or partly owned pipelines in Wyoming and Colorado.

Effective February 1, 2005, Suncor Energy Inc., as general partner and one of its wholly owned subsidiaries, as a limited partner, entered into a partnership, Suncor Energy Oil Sands Limited Partnership.  The partnership holds certain net profits interests related to our oil sands business and natural gas business.  This was an internal restructuring that has no effect on operations or on financial reporting.

We also have a number of other subsidiary companies.  However, the total assets of such subsidiaries and partnerships combined, and their total sales and operating revenues, do not constitute more than 20 per cent of the consolidated assets, or consolidated sales and operating revenues, respectively, of Suncor.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are an integrated energy company, with corporate headquarters in Calgary, Alberta, Canada.  We explore for, acquire, develop, produce and market crude oil and natural gas, transport and refine crude oil and market petroleum and petrochemical products.  Periodically, we also market third party petroleum products.  We also carry on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities we produce.

We have four principal operating business units:

Our Oil Sands business unit, based near Fort McMurray, Alberta, recovers bitumen, primarily through oil sands mining and in-situ development, and upgrades it into refinery feedstock and diesel fuel.  Bitumen feedstock is also occasionally supplemented by third party suppliers.

Our Natural Gas business unit, based in Calgary, Alberta, explores for, acquires, develops and produces natural gas from reserves in Western Alberta and Northeastern British Columbia. The sale of Natural Gas production provides a price hedge for natural gas purchased for consumption at our Oil Sands facility and our refineries in Sarnia, Ontario and near Denver, Colorado.  In addition, our U.S. subsidiary, Suncor Energy (Natural Gas) America Inc., acquires land and explores for coal bed methane and conventional natural gas in the United States.

Our third business unit, Energy Marketing and Refining - Canada, headquartered in Toronto, Ontario, refines crude oil at Suncor’s refinery in Sarnia, Ontario, into a broad range of petroleum products.  These products are then marketed to industrial, wholesale and commercial customers principally in Ontario and Quebec, and to retail customers in Ontario through Sunoco-branded and joint venture operated retail networks.  We also engage in third party energy marketing and trading activities through this business unit.

Our fourth business unit, Refining and Marketing – U.S.A., headquartered in Denver, Colorado, refines crude oil at our refinery in Commerce City, Colorado, near Denver, into a broad range of petroleum products, and markets our refined products to industrial, wholesale and commercial customers principally in Colorado and to retail customers in Colorado through Phillips 66 - branded sites.  We also transport crude oil on our wholly or partly owned pipelines in Wyoming and Colorado.

Finally, in addition to our hydrocarbon-based businesses, we pursue the development of low-emission and no-emission energy sources that have a reduced environmental impact.  For financial reporting purposes, we report segmented financial data for these activities under the results of Suncor’s “Corporate” segment.

In 2004, we produced approximately 263,300 BOE per day, comprised of 230,000 barrels per day (bpd) of crude oil and natural gas liquids and 200 million cubic feet per day of natural gas.  In 2003, the most recent period with published results, we were the 5th largest crude oil and natural gas liquids producer (approximately 9% of Canada’s crude oil production) and the 10th largest natural gas producer in Canada.

In 2004, we sold approximately 97,000 bpd (2003 – 94,400 bpd) or 15,400 m3 per day (2003 – 15,000 m3 per day) of refined products, mainly in Ontario but also in the United States and Europe through our Energy, Marketing & Refining business unit.  Our refined product sales in Ontario represented approximately 19% (2003-19%) of Ontario’s total refined product sales in 2004.  In 2004, our Refining & Marketing business unit sold approximately 58,500 bpd or 9,300 m3 of refined products in Colorado, including approximately 45,400 bpd or 7,200 m3 per day of light oils (gasoline and distillates) (from August 1, 2003 to December 31, 2003, 56,900 bpd or 9,100 m3 per day, including approximately 43,700 bpd or 7,000 m3 per day of light oils).  Our Refining & Marketing business unit supplies approximately 23% of Colorado’s light oil product demand.

Three-Year History

Oil Sands (OS)

OS growth – In 2001, we completed Project Millennium, a $3.4 billion expansion that nearly doubled the production capacity of our operation to 225,000 bpd.  During that same year, we also disclosed plans for a multi phased growth strategy designed to increase production capacity to 500,000 to 550,000 bpd by 2010 to 2012.  Key components of this strategy include:

•                                          Increasing bitumen supply through the development of the Firebag in-situ oil sands facility. The first phase of Firebag began producing bitumen in 2004 and we expect the second phase of Firebag to be completed in 2005.

•                                          Increasing production capacity to 260,000 bpd in 2005 through the construction and commissioning of a new vacuum unit.  The project, which is estimated to cost $425 million, is on schedule and on budget.

•                                          Increasing production capacity to 350,000 bpd in 2008.  This project is expected to reach several milestones during 2005 with fabrication and transport of major vessels expected to be completed during the year. The total cost of this project is estimated at $3.6 billion, including approximately $2.1 billion to expand Upgrader 2 and $1.5 billion to increase bitumen supply.

•                                          In planning for expansion beyond 2008 and reaching the goal of 500,000 to 550,000 bpd, OS filed a regulatory application in March 2005 to construct a third upgrader and other facilities.  Costs for this project are currently estimated at $5.9 billion.  Approval of our Board of Directors is also required before the project can proceed.

Petro-Canada agreement - Incremental bitumen to feed the expanded OS operation is also expected to be provided under a processing agreement between Suncor and Petro-Canada, slated to take effect in 2008.  Under the agreement, we will process at least 27,000 bpd of Petro-Canada bitumen on a fee-for-service basis.  Petro-Canada will retain ownership of the bitumen and resulting sour crude oil production of about 22,000 bpd.  In addition, we will sell an additional 26,000 bpd of our proprietary sour crude oil production to Petro-Canada.  Both the processing and sales components of the agreement will be for a minimum 10-year term.

Mine Extension – In March 2005 we also filed for approval to construct and operate an extension of the Steepbank mine.  The proposed development would replace ore production that is expected to be depleted prior to the end of the decade.  Currently, capital development costs are estimated at $350 million.  Final approval from our Board of Directors is also required before construction can proceed.  To support the company’s mine development plan, we submitted a regulatory application in January 2005 to build a new primary extraction plant in closer proximity to our mining operations.  The cost of constructing the new extraction facility and decommissioning the existing plant is estimated at $320 million.

Operating license renewal - During 2005, we will be required to update our ten year operating license by filing a renewal application with regulators.  We do not expect the operating license renewal to affect our growth plans.

Kyoto Protocol - On December 17, 2002, the Government of Canada announced its ratification of the Kyoto Protocol.  We continue to consult with governments about the impact of the Kyoto Protocol and plan to continue to actively manage our greenhouse gas emissions.  We currently estimate that in 2010 the impact of the Kyoto Protocol on Oil Sands cash operating costs will be an increase of approximately $0.20 to $0.27 per barrel.  Our estimates assume a reduction obligation of 15% from the 2010 business-

as-usual energy intensity(3) and that the maximum price for carbon credits would, as the Government of Canada indicated in 2002, be capped at $15 per tonne of carbon dioxide equivalents until 2012.  Based on these assumptions, we do not currently anticipate that the cost implications of federal and provincial climate change plans will have a material effect on our business or future growth plans.  The ultimate impact of Canada’s implementation of the Kyoto Protocol remains subject to numerous risks, uncertainties and unknowns, and it is not possible to predict how these and other Kyoto related issues will ultimately be resolved.

Oil Sands Fire - A fire on January 4, 2005 caused significant damage to one of our two upgraders, reducing upgraded crude oil production capacity of 225,000 bpd from base operations to about 110,000 bpd.  Repair work is underway and we expect our Oil Sands operations to return to full production capacity in the third quarter of 2005.  The timeline for recovery work is preliminary and subject to change.  Further inspection of the damaged equipment will occur as the repairs progress.  Any new information could modify the timetable for returning to full production.  To mitigate the impact of reduced production during the recovery period, we plan to bring forward as many maintenance projects as possible, including all, or significant portions of, a maintenance shutdown previously planned for the fall of 2005.  Our preliminary findings into the cause of the fire suggest the issue was of an isolated nature.  For additional information on our insurance policies refer to note 11 to our consolidated financial statements as well as “Significant Developments in 2004 and Subsequent Event” in the “Suncor Overview and Strategic Priorities” section of our MD&A which is incorporated by reference herein.

Natural Gas (NG)

Simonette Gas Plant - In November 2004, our Natural Gas business unit divested of 62.5% of its interest in the Simonette gas plant for proceeds of $19 million.  We retain a 37.5% ownership and continue to operate the gas plant. We, along with our partner are in the process of expanding the capacity of the plant and building a new pipeline to connect the facility with volumes produced from the Cabin Creek and Solomon fields in the Alberta Foothills.

Land Acquisition - In December 2004, our Natural Gas business unit acquired assets in eastern British Columbia for $33 million.  These assets generate approximately 6 mmcf/d of production, and consist of developed and undeveloped land.

Frontier Disposition - During 2003, our Natural Gas business unit disposed of our interest in Frontier properties (the Arctic and Northwest Territories) including 28 long-term “significant discovery licenses”.  There was no production from these interests.

Other Events - Also in December 2004, our Natural Gas business unit paid $18 million as a final arbitrated settlement relating to the termination of gas marketing contracts related to Enron Corporation’s bankruptcy in December 2001.

Energy Marketing & Refining - Canada (EM&R)

Sarnia Regional Co-Generation Project - In 2001, EM&R entered into a 20-year energy supply agreement with TransAlta Corporation (“TransAlta”).  Under the agreement, the TransAlta Sarnia Regional co-generation Project, supplies all of the steam and electricity requirements of EM&R’s Sarnia Refinery in excess of that produced on-site using waste energy.  The agreement mitigates EM&R’s exposure to increases in energy costs and provides a supply of steam to the Sarnia Refinery at a competitive cost, while eliminating the need for EM&R to build its own steam generating boilers.

Sale of Retail Natural Gas Marketing Business - In 2002, to focus on refining and marketing, EM&R sold its retail natural gas marketing business, resulting in an after-tax gain of $35 million.  At the time of sale, the business was supplying natural gas to approximately 125,000 commercial and residential customer

(3)                                  Reflects the level of greenhouse gas emissions that would have occurred in the absence of energy efficiency and process improvements after 2000.

accounts in Ontario.

Desulphurization Projects – Canadian federal legislation passed in 1999 mandates sulphur levels in gasoline of an average of 150 parts per million (“ppm”) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005.  EM&R finalized an investment plan in 2001 to meet these sulphur content limits.  Construction of the 10,250 barrels per day capacity gasoline desulphurization unit was completed in the fourth quarter of 2003 with the unit placed into service before the 2003 year-end, at a cost of $44 million.

In 2002, the Canadian government passed legislation limiting the concentration of sulphur in diesel fuel produced or imported for use in on-road vehicles to a maximum of 15 ppm, by June 1, 2006.  The current maximum is 500 ppm. To meet these requirements, in October 2003, we and Shell Canada Products Inc. (“Shell”) entered into a 20-year agreement under which we will build hydrotreating facilities at our Sarnia refinery to process high-sulphur diesel from both Shell’s and our Sarnia refineries, to produce low sulphur diesel in compliance with the new on-road diesel limits.  Under the agreement Shell will pay us a processing fee. Operating a single hydrotreating unit, instead of two separate units, is expected to result in cost benefits to us and Shell, as well as environmental benefits for the Sarnia-Lambton community as one larger unit is expected to consume comparatively less energy and have lower greenhouse gas emissions. Construction of the diesel desulphurization facilities commenced in 2004, and project completion is expected in early 2006.

Regulations reducing sulphur in off-road diesel and light fuel oil are also expected to take effect later in the decade.  We believe that if the regulations are finalized as currently proposed, the new diesel desulphurization facilities for reducing sulphur in on-road diesel, should also allow us to meet the requirements for reducing sulphur in off-road diesel and light fuel oil.

In combination with the diesel desulphurization project, we are planning to expand the refinery’s throughput capacity, enabling it to process approximately 40,000 bpd of Oil Sands sour crude blends. These modifications, as currently envisioned, are expected to lower feedstock costs over the long term. When all components of this project are completed in 2007, Suncor expects this project will cost approximately $800 million.

Ethanol Plant - In 2004, Suncor completed pre-development engineering, formal public consultation, preliminary project plans and regulatory application submissions for the planned ethanol plant in the Sarnia region. We also finalized the site location for the development of the plant.  This facility is expected to produce ethanol at a capacity of 200 million litres per year for blending into our Sunoco-branded fuels and fuels sold through our joint venture operated networks. Construction of the facility is expected to begin in 2005 and the cost is currently estimated to be $120 million. In February 2004, we received approval from the Federal Government’s Natural Resources Canada’s Ethanol Expansion Program on our funding proposal for the project, which, subject to final approvals, will contribute $22 million towards our construction of the facility.

Energy Marketing & Trading - In 2001, we commenced a physical energy marketing business to generate additional income by marketing third party crude oil and bitumen. This activity resulted in net pretax gains of $12 million in 2004 compared to $2 million in 2003 and $6 million for the year ended December 31, 2002.

In 2002, Suncor’s Board of Directors approved commencement of financial derivatives trading activities (“energy trading”) and after developing an appropriate control framework, we began limited energy trading activities in November 2002.  A separate risk management function monitors practices and policies and provides independent verification and valuation of our trading and marketing activities.  Trading activities are principally focused on the commodities we produce, adding potential for increased revenue and providing increased insight into global energy markets.  Net financial trading losses, before taxes and general and administrative expenses, were negligible for the two month period ended December 31, 2002, $3 million for the year ended December 31, 2003, and net trading gains, before taxes and general and administrative expenses, were $11 million before tax for the year ended December 31, 2004.

Refining & Marketing – U.S.A. (R & M)

On August 1, 2003, we acquired a Denver refinery and related pipeline and retail assets from ConocoPhillips Company (“ConocoPhillips”).  The acquisition was made with the expectation of providing us with the flexibility to move additional Oil Sands production into the U.S. marketplace.  By December 31, 2004 we were processing approximately 6,000 bpd of Oil Sands crude oil at our Denver refinery.  We paid US$150 million (about Cdn$210 million) for the assets, plus approximately US$44 million (about Cdn$62 million) for crude oil, product inventories and other closing adjustments.  The acquisition included:

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

As part of the agreement to acquire these assets, Suncor assumed obligations of ConocoPhillips at the refinery pursuant to a Consent Decree with the United States Environmental Protection Agency, the United States Department of Justice and the State of Colorado.  These obligations are expected to require expenditures of Cdn$29 million (approximately US$24 million) through 2006. The expenditures, intended to reduce air emissions at the refinery, are expected to be primarily capital in nature.

Desulphurization Projects - R&M estimates it will spend a total of Cdn$360 million (approximately US$300 million) to meet requirements of fuels desulphurization legislation and to enable the refinery to process up to 15,000 bpd of Oil Sands sour crude oil, while also increasing the refinery’s ability to process a broader slate of bitumen based crude oil. The fuel desulphurization legislation requires lower diesel sulphur levels (15 ppm) by June 2006 and lower gasoline sulphur levels (30 ppm average, 80 ppm cap) by 2009. The environmental permit application for all these proposed changes has been approved. Construction for the diesel desulphurization facilities commenced in 2004 and is planned to be completed in early 2006,  including a new desulphurization unit, a new hydrogen plant, a new tail gas treating unit for the existing sulphur recovery plants, as well as modifications to other existing units.

We are currently assessing plans for potential additional refinery modifications after 2006 in order to have the potential to integrate up to an additional 30,000 bpd of Oil Sands crude oil. Cost estimates for this project are not yet available.

Other

Financing Activities

In 2000, we entered into a financing arrangement with a third party whereby we sold an undivided interest in our Oil Sands energy service assets for $101 million and leased the assets back from the third party.  We repurchased the assets in December 2004, with financing from existing revolving credit facilities.

In January 2002, we issued US$500 million principal amount of 7.15% unsecured Notes due February 1, 2032, to investors in the United States (the “US”) under our US$1 billion shelf prospectus.

In December 2003 we issued US$500 million of 5.95% unsecured Notes under the remaining capacity of the US$1 billion shelf prospectus. We have now utilized the complete capacity that was available under this shelf. The net proceeds of the debt offering, together with borrowings under our available credit and term loan facilities were used to repay our 7.4% Debentures maturing February 2004 ($125 million) and to redeem our 9.05% and 9.125% Preferred Securities in March 2004 for total cash consideration of $493 million.

In 2004 we renewed our available credit facilities of approximately $1.7 billion.  Our undrawn lines of credit at December 31, 2004 were approximately $1.5 billion.  Our current long-term debt ratings are, A (low) by Dominion Bond Rating Service, A3 by Moody’s Investors Service and A- by Standard & Poor’s.  All debt ratings have a stable outlook.

In June 2004, we repurchased approximately 2.1 million barrels of crude oil originally sold to a Variable Interest Entity (“VIE”) in 1999, for net consideration of $49 million.  As the company economically hedged the repurchase of the inventory, the net consideration paid was equal to the original proceeds we received in 1999, when the inventory was sold to the VIE.

During the second quarter of 2004, we received $40 million from the sale of certain proprietary technology.

Other Highlights

In September 2004, we, along with our joint venture partners, a subsidiary of Enbridge Inc. and EHN Wind Power Canada, Inc. officially opened the 30-megawatt Magrath Wind Power Project (“Magrath”) in southern Alberta.  Magrath’s zero-emissions electricity production is expected to offset the equivalent of approximately 82,000 tonnes of carbon dioxide per year.  The project has benefited from the support of the Federal Government’s Wind Power Production Incentive

For further information on developments and issues referred to above and other highlights of 2004, and a discussion of other trends known to us that could reasonably be expected to have a material effect on the company, refer to the “Outlook” and other sections of Suncor’s MD&A, and to “Risk/Success Factors” in this Annual Information Form.

NARRATIVE DESCRIPTION OF THE BUSINESS

OIL SANDS (OS)

We produce a variety of refinery feedstock and diesel fuel by developing the Athabasca oil sands in northeastern Alberta and upgrading the bitumen extracted at our plant near Fort McMurray, Alberta.  Our Oil Sands operations, accounting for virtually all of our conventional and synthetic crude oil production in 2003 and 2004, represent a significant portion of our 2004 capital employed (78%)(4), cash flow from operations(4) (76%) and net earnings (81%).  These percentages have been determined excluding the corporate and eliminations segment information.

Operations

Our integrated Oil Sands business involves four operations.  First, bitumen is supplied from a combination of a mining operation using trucks and shovels, and third party bitumen supply.  Commencing in 2004, the Firebag in-situ operation began producing bitumen which was primarily sold into the market as diluted bitumen.  We expect that bitumen from Firebag will be upgraded beginning in 2005, with only excess production sold into the market.  Second, extraction facilities recover the bitumen from the oil sands ore that is mined. Third, heavy oil upgrading process converts bitumen into crude oil products.  Fourth, our energy service needs are met through Oil Sands facilities (operated by TransAlta), that provide steam and electricity to the operations along with energy from TransAlta’s proprietary natural gas fired co-generation plant that commenced operations in 2001.  We use all of the steam and a portion of the power from the TransAlta co-generation facility. Our energy services facilities primarily use petroleum coke, a by-product of the upgrading process, as fuel.  They also consume natural gas.

The first step of the open pit mining operation is to remove the overburden with trucks and shovels to access the oil sands - a mixture of sand, clay and bitumen.  Oil sands ore is then excavated, and transported to one of five sizing plants by a fleet of trucks.  The ore is dumped into sizers where it is crushed and sent to the ore preparation plants where it is mixed into a hot water slurry and pumped through hydrotransport pipelines to extraction plants on the east and west sides of the Athabasca River.  The bitumen begins to separate from the sand as the slurry is pumped through the lines.  Bitumen is extracted from the oil sands ore with a hot water process.  After the final removal of impurities and minerals, naphtha is added to the bitumen as diluent to facilitate transportation to the upgrading plant.  Periodically bitumen is sold rather than being upgraded.  In 2004, approximately 8,400 bpd of bitumen were sold, representing approximately four percent of Oil Sands’ 2004 sales.  In 2003, bitumen sales of 6,400 bpd represented approximately three percent of Oil Sands’ sales.

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

While there is virtually no finding cost associated with synthetic crude oil, delineation of the resources and development and expansion of production can entail significant outlays of funds.  The costs associated with synthetic crude oil production are largely fixed for the same reason and, as a result, operating costs per unit are largely dependent on levels of production.  Natural gas is used or consumed in the production of synthetic crude oil, particularly under the steam assisted gravity drainage (SAGD) method of bitumen production from our Firebag operations, and accordingly natural gas prices are a key variable component of synthetic crude oil production costs.  Operating costs to produce synthetic crude oil are generally higher than lifting and administrative costs to produce conventional crude oil from the Western Canada Sedimentary Basin.

(4)                                  Refer to “Non GAAP Financial Measures” on page ix of this AIF.

Principal Products

Sales of light sweet crude oil represented 55% of Oil Sands’ consolidated operating revenues in 2004, compared to 56% in 2003.  Sales of other products including light sour crude, diesel and bitumen represented the remaining 45% of revenues in 2004 compared to 44% in 2003.  Set forth below is information on daily sales volumes and the corresponding percentage of Oil Sands consolidated operating revenues by product for each of the last two years.

	2004		2003
Product:	(thousands of barrels per day)	(% of Oil Sands consolidated revenues)	(thousands of barrels per day)	(% of Oil Sands consolidated revenues)
Light sweet crude oil	114.9	55	112.3	56
Other products (diesel, light sour crude oil and bitumen)	111.4	45	106.0	44
Total	226.3	100	218.3	100

Transportation

Our Oil Sands business unit has entered into a transportation service agreement with a subsidiary of Enbridge for a term that commenced in 1999 and extends to 2028.  Under the agreement, our initial pipeline capacity for the transport of synthetic crude oil and diluted bitumen from Fort McMurray, Alberta, to Hardisty Alberta was 60,000 bpd in 1999, increasing to 170,000 bpd in 2005. This pipeline, together with our proprietary pipeline, is expected to meet our anticipated crude oil shipping requirements for expected future production levels up to 2008.  We, along with other industry shippers, are assessing Athabasca region pipeline options beyond 2008.

The company markets its crude oil product blends for sale and distribution to customers in Canada, the United States and periodically, to offshore markets.

We have a 20 year agreement with TransCanada Pipeline Ventures Limited Partnership (“TCPV”), to provide us with firm capacity on a natural gas pipeline that came into service in 1999.  The natural gas pipeline ships natural gas to our Oil Sands facility.

We also transport natural gas to our Oil Sands operations on the company-owned and operated Albersun pipeline, constructed in 1968.  It extends approximately 300 kilometres south of the plant and connects with the TransCanada Pipeline’s Alberta intra-provincial pipeline system.  The Albersun pipeline has the capacity to move in excess of 100 mmcf/day of natural gas.  We arrange for natural gas supply and control most of the natural gas on the system under delivery based contracts.  The pipeline moves natural gas both north and south for us and other shippers.  In 2004, throughput on the Albersun pipeline was approximately 46 mmcf/day.

Our Oil Sands facilities are readily accessible by public road.

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

In 1997, we entered into a long-term agreement with Koch Industries Inc. (“Koch”) to supply Koch with up to 30,000 bpd (approximately 13% of our average 2004 total production) of sour crude from the Oil Sands operation.  We began shipping the crude to Koch’s terminal at Hardisty, Alberta (from which Koch ships the product to its refinery in Minnesota) under this long-term agreement effective January 1, 1999.  The initial term of the agreement extends to January 1, 2009, with month to month evergreen terms thereafter, subject to termination after January 1, 2004, on twenty-four months’ notice by either party. Neither party has provided notice at this time.

In 2000, we announced a long term sales agreement with Consumers’ Co-operative Refineries Limited (“CCRL”) under which we expected to begin supplying CCRL with 20,000 bpd of sour crude oil production from our Project Millennium expansion facilities by late 2002.  After certain construction delays, CCRL began accepting delivery of sour crude in the first quarter of 2003.  Prices for sour crude oil under these agreements are set at agreed differentials to market benchmarks.

In 2001, we announced a long-term agreement with Petro-Canada to supply up to 30,000 barrels per day of diluent to dilute bitumen produced by Petro-Canada.  Deliveries under the contract have commenced.  The agreement is for four years and may be extended unless terminated by either party. The diluent supply agreement is expected to end when the bitumen processing and sour crude oil supply agreement, described below, takes effect.

The processing agreement between the company and Petro-Canada is expected to take effect in 2008. Under the agreement, we will process at least 27,000 bpd of Petro-Canada bitumen on a fee for service basis.  Petro-Canada will retain ownership to the bitumen and resulting sour crude oil production of about 22,000 bpd. In addition, we will sell an additional 26,000 bpd of our proprietary sour crude oil production to Petro-Canada.  Both the processing and sales components of the agreement will be for a minimum 10-year term.

There were no customers that represented 10% or more of our consolidated revenues in 2004 or 2003. There was one customer in 2002 that represented 10% or more of our consolidated revenues.

A portion of our Oil Sands production is used in connection with our Sarnia refining operations.  During 2004, the Sarnia refinery processed approximately 8% (2003 -10%) of Oil Sands crude oil production.

Environmental Compliance

For a description of the impact of environmental protection requirements on Oil Sands, refer to “Environmental Regulation and Risk” and “Governmental Regulation” in the “Risk/Success Factors” section of this Annual Information Form, and “Asset Retirement Obligations” under “Critical Accounting Estimates” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

NATURAL GAS (NG)

Our Natural Gas business, based in Calgary, Alberta, explores for, develops and produces conventional natural gas in western Canada, supplying it to markets throughout North America.  The sale of NG’s production provides a price hedge for natural gas purchased for consumption at our Oil Sands facility and our refineries in Sarnia, Ontario and near Denver, Colorado.  In addition, our U.S. subsidiary, Suncor Energy (Natural Gas) America Inc., is acquiring land and exploring for coal bed methane and conventional natural gas in the United States.

In 2004, natural gas and natural gas liquids accounted for approximately 97% of the NG business unit’s production.

NG’s exploration program is focused on multiple geological zones in three core asset areas: Northern (northeast British Columbia and northwest Alberta), Foothills (western Alberta and portions of northeast British Columbia) and Central Alberta.  We drill primarily medium to high-risk wells focusing on prospects that can be connected to existing infrastructure.  In addition, our U.S. affiliate, Suncor Energy (Natural Gas) America Inc. is exploring for natural gas in western Montana and for coal bed methane in several of the U.S. states.

Marketing, Pipeline and Other Operations

We operate natural gas processing plants at South Rosevear, Pine Creek, Boundary Lake South, Progress and Simonette with a total design capacity of approximately 206 mmcf/day.  Our capacity interest in these gas processing plants is approximately 103 mmcf/day.  We also have varying undivided percentage interests in natural gas processing plants operated by other companies and processing agreements in facilities where we do not hold an ownership interest.

Approximately 78% of our natural gas production is marketed under direct sales arrangements to customers in Alberta, British Columbia, eastern Canada, and the United States.  Contracts for these direct sales arrangements are of varied terms, with a majority having terms of one year or less, and incorporate pricing which is either fixed over the term of the contract or determined on a monthly basis in relation to a specified market reference price.  Under these contracts, we are responsible for transportation arrangements to the point of sale.  Some of the direct sales arrangements include some of the natural gas consumed in our Oil Sands plant at Fort McMurray and in our Sarnia refining operations.

Approximately 22% of our natural gas production is sold under existing contracts to aggregators (“system sales”). Proceeds received by producers under these sales arrangements are determined on a netback basis, whereby each producer receives revenue equal to its proportionate share of sales less regulated transportation charges and a marketing fee.  Most of our system sales volumes are contracted to Cargill Gas Marketing Ltd. (formerly TransCanada Gas Services) and Pan-Alberta Gas.  These companies resell this natural gas primarily to eastern Canadian and Midwest and eastern United States markets.

To provide exposure to the Pacific North West and California markets, we have a long-term gas pipeline transportation contract on the National Energy Group Transmission Pipeline (formerly Pacific Gas Transmission).

Our conventional crude oil production is generally sold under spot contracts or under contracts that can be terminated on relatively short notice.  Our conventional crude oil production is shipped on pipelines operated by independent pipeline companies.  The NG business currently has no pipeline commitments related to the shipment of crude oil.

Principal Products

Consistent with 2003, sales of natural gas represented 90% of NG’s consolidated operating revenues in 2004, with the remaining 10% comprised of sales of natural gas liquids and crude oil.  Set forth below is information on daily sales volumes and the corresponding percentage of Natural Gas’ consolidated operating revenues by product for the last two years.

	2004		2003
Product:	(thousands of barrels of oil equivalent per day)	(% of NG consolidated revenues)	(thousands of barrels of oil equivalent per day)	(% of NG consolidated revenues)
Natural gas	33.3	90	31.2	90
Natural gas liquids	2.5	7	2.3	6
Crude Oil	1.0	3	1.4	4
Total	36.8	100	34.9	100

Competitive Conditions

Competitive conditions affecting NG are described under “Competition” in the “Risk/Success Factors” section of this Annual Information Form.

Environmental Compliance

For a description of the impact of environmental protection requirements on NG, refer to “Environmental Regulation and Risk” and “Government Regulation” in the “Risk/Success Factors” section of this Annual Information Form, and “Asset Retirement Obligations” under “Critical Accounting Estimates” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

ENERGY MARKETING & REFINING – CANADA (EM&R)

Our EM&R business unit operates a refining and marketing business in Central Canada, and an energy marketing and trading business.  Our refinery in Sarnia, Ontario, refines petroleum feedstock from Oil Sands and other sources into gasoline, distillates, and petrochemicals with the majority of these refined products being distributed in our primary market of Ontario.  For information about EM&R’s energy marketing and trading business, refer to “Energy Marketing and Refining – Canada (EM&R) Three-Year Highlights”, under the “Energy Marketing & Trading” heading.

Approximately 58% of EM&R’s petroleum products sales in 2004 (2003 – 58%) were sold through a distribution network in Ontario that sells gasoline and diesel fuel to retail customers.  Approximately 37% (2003 – 37%) was sold to industrial, commercial, wholesale and refining customers in Ontario and Quebec, representing primarily jet fuels, diesel and gasoline.  The remaining 5% (2003 - 5%) represents petrochemical sales to the United States and Europe through Sun Petrochemicals Company, a 50% joint venture between a Suncor subsidiary and a U.S. company.

EM&R’s external financial reporting structure changed in 2004 so that its Rack Back and Rack Forward divisions (described as follows) are now reported on a consolidated basis.  The Rack Back division procures and refines crude oil and feedstocks, and sells and distributes refined products to the Sarnia refinery’s largest industrial and reseller customers and the SPC joint venture.  The Rack-Forward division is comprised of retail operations, cardlock and industrial / commercial sales, and the UPI Inc. (“UPI”) and Pioneer joint venture businesses.  UPI is a joint venture company owned 50% by each of EM&R and GROWMARK Inc., a U.S. Midwest agricultural supply and grain marketing cooperative.  Pioneer is a 50% joint venture partnership between EM&R and The Pioneer Group Inc.

EM&R results also include the impact of Suncor’s energy marketing and energy trading activities, which is comprised of both third party crude oil marketing and financial and physical derivatives trading activities.

Procurement of Feedstocks

The Sarnia refinery uses both synthetic and conventional crude oil.  In 2004, the Sarnia refinery procured approximately 41% (2003 – 53%) of its synthetic crude oil feedstock from our Oil Sands production.  In 2004, 66% (2003 – 64%) of the crude oil refined at the Sarnia Refinery was synthetic crude oil.  The balance of the refinery’s synthetic crude oil, as well as its conventional and condensate feedstocks were purchased from others under month to month contracts.  In the event of a significant disruption in the supply of synthetic crude oil, the refinery has the flexibility to substitute other sources of sweet or sour conventional crude oil.   As a result of the fire at Oil Sands, during 2005, EM&R may be required to purchase additional synthetic crude oil feedstock to meet customer demand, resulting in higher purchased product costs.

We procure conventional crude oil feedstock for our Sarnia refinery primarily from western Canada, supplemented from time to time with crude oil from the United States and other countries.  Foreign crude oil is delivered to Sarnia via pipeline from the United States Gulf Coast or via the Interprovincial Pipeline from Montreal.  We have not made any firm commitments for capacity on these pipeline systems.  Crude oil is procured from the market on a spot basis or under contracts which can be terminated on short notice.

In 1998, EM&R signed a 10-year feedstock agreement with a Sarnia-based petrochemical refinery, Nova Chemicals (Canada) Ltd.  Under this buy/sell agreement, we obtain feedstock that is more suitable for production of transportation fuels in exchange for feedstock more suitable for petrochemical cracking.  We also enter into reciprocal buy/sell or exchange arrangements with other refining companies from time to time as a means of minimizing transportation costs, balancing product availability and enhancing refinery utilization.  We also purchase refined products in order to meet customer requirements.

Refining Operations

The Sarnia refinery produces transportation fuels (gasoline, diesel, propane and jet fuel), heating fuels, liquefied petroleum gases, residual fuel oil, asphalt feedstock, benzene, toluene, mixed xylenes and orthoxylene, as well as the petrochemicals A-100 and A-150 that are used in the manufacture of paint and chemicals.

The refinery has the capacity to refine 70,000 bpd of crude oil.  Sarnia refinery sales in 2004 averaged approximately 94,300 bpd (2003 – 92,100 bpd).  The refinery is configured to allow for operational flexibility.  In addition to conventional sweet and sour crudes, the refinery is capable of processing sweet synthetic crude oil, which yields a more valuable product mix.  A hydrocracker, jet fuel tower and low-sulphur diesel tower further increase the refinery’s ability to produce premium-value transportation fuels, distillates and naphtha, and has the flexibility to vary the gasoline/distillate ratio.  The hydrocracker has capacity to process approximately 23,300 bpd.  Additional flexibility in gasoline, octane and petrochemical production is provided by the complementary operations of an alkylation unit with a capacity of 5,400 bpd. The alkylation unit produces a high octane gasoline blending component.  The petrochemical facilities have a charge capacity of 13,100 bpd and produce benzene, toluene, mixed xylenes, orthoxylene and raffinate.  The aromatic solvents unit produces about 1,000 bpd of A-100 and A-150.  A gasoline desulphurization unit that came into service in the fourth quarter of 2003 has a capacity to process 10,250 bpd of gasoline components.

The refinery has a cracking capacity of 40,200 bpd from a Houdry catalytic cracker (“catcracker”) and a hydrocracker.  Approximately 40% of the cracking capacity is attributable to the catcracker, which uses older cracking technology. In 2004, a sustainability study to assess the catcracker concluded that, with planned 2005 improvements and upgrades, it can continue to be operated economically and safely for up to 10 years.  A second phase of the study, planned to be completed in 2005, will assess configuration and investment options for replacing the catcracker within 10 years.

During the second quarter of 2004, EM&R completed scheduled and unscheduled maintenance shutdowns on various units within one of the refinery’s plants.  As a result, the refinery operated with lower than capacity utilization rates during the second quarter of 2004.

Overall, crude utilization averaged 100% for the year, up 5% from 2003.  The following chart sets out daily crude input, average refinery utilization rates, and cracking capacity utilization of the Sarnia Refinery over the last two years.

Sarnia Refinery Capacity	2004	2003

Average daily crude input (barrels per day)	69,900	66,300
Average crude utilization rate (%)(1)	100	95
Average cracking capacity utilization (%)(2)	91	87

Notes:

(1)           Based on crude unit capacity and input to crude units.

(2)           Based on cracking capacity and input to the hydrocracker and catcracker.

The refinery’s external steam and electricity needs are currently being met by supply from the Sarnia Regional Co-generation Project.  For additional information, see the EM&R section under “Three Year Highlights” in this Annual Information Form.

Principal Products

Sales of gasoline and other transportation fuels represented 72% of EM&R’s consolidated operating revenues in 2004, unchanged from 2003.  Set forth below is information on daily sales volumes and percentage of EM&R’s consolidated operating revenues contributed by product group for the last two years.

	2004		2003
Product:	(thousands of cubic meters per day)	(% of EM&R’s consolidated revenues)	(thousands of cubic meters per day)	(% of EM&R’s consolidated revenues)
Transportation Fuels
Gasoline
Retail	4.6	29	4.4	29
Joint Ventures	3.1	16	3.1	16
Other	1.0	9	1.1	10
Jet Fuel	0.9	4	0.7	3
Diesel	3.1	14	3.0	14
Sub-total – Transportation Fuels	12.7	72	12.3	72
Petrochemicals	0.8	6	0.8	5
Heating Fuels	0.4	3	0.5	4
Heavy Fuel Oils	0.7	1	0.8	2
Other	0.8	3	0.6	2
Total Refined Products	15.4	85	15.0	85
Other Non-Refined Products(1)		3		6
Energy Marketing & Trading		12		9
Total %		100		100

Note:

(1)           Includes ancillary revenues

Principal Markets

Approximately 58% (2003 – 58%) of EM&R’s total sales volumes are marketed through retail networks, including the Sunoco-branded retail network, joint-venture operated retail stations and cardlock operations.  In 2004, this network was comprised of:

278 (2003 – 279) Sunoco-branded retail service stations

147 (2003 – 147) Pioneer-operated retail service stations

52 (2003 – 53) UPI-operated service stations and a network of 14 bulk distribution facilities for rural and farm fuels

23 (2003 – 18) Sunoco branded Fleet Fuel Cardlock sites

Refined petroleum products (excluding petrochemicals) are marketed under several brands, including the Company’s Canadian “Sunoco” trademark.  EM&R’s other principal trademarks include “Ultra 94” in respect of our premium high octane gasoline, and “Gold Diesel” used in respect of our premium low sulphur diesel product.

Approximately 37% (2003 – 37%) of EM&R’s total sales volumes are sold to industrial, commercial, wholesale, and refining customers, primarily in Ontario.  EM&R also supplies industrial and commercial customers in Quebec through long-term arrangements with other regional refiners, or through Group Petrolier Norcan Inc., a 25% EM&R-owned fuels terminal and product supply business in Montreal.

EM&R markets toluene, mixed xylenes, orthoxylene and other petrochemicals, primarily in Canada and the U.S., through SPC.  EM&R has a 50% interest in SPC, a petrochemical marketing joint venture that markets products from our Sarnia Refinery and from a Toledo, Ohio, refinery owned by the joint venture partner.  SPC markets petrochemicals used to manufacture plastics, rubber, synthetic fibres, industrial solvents and agricultural products, and as gasoline octane enhancers.  All benzene production is sold directly to other petrochemical manufacturers in Sarnia.

EM&R’s share of total refined product sales in its primary market of Ontario was approximately 19% in 2004 (2003 – 19%).  Transportation fuels accounted for 82% of EM&R’s total sales volumes in 2004 (2003 – 82%); and petrochemicals accounted for 5% (2003 – 5%).  The remaining volumes included other refined products such as heating fuels, heavy oils and liquefied petroleum gases, and were sold to industrial users and resellers.

EM&R supplies refined petroleum products to the Pioneer and UPI joint ventures.  We have a separate supply agreement with each of UPI and Pioneer.  These supply agreements are evergreen, subject to termination only in accordance with the terms of the various agreements between the parties.

Transportation and Distribution

EM&R uses a variety of transportation modes to deliver products to market, including pipeline, water, rail and road.  EM&R owns and operates petroleum transportation, terminal and dock facilities, including storage facilities and bulk distribution plants in Ontario.  The major mode of transporting gasoline, diesel, jet fuel and heating fuels from the Sarnia Refinery to core markets in Ontario is the Sun-Canadian Pipe Line, which is 55% owned by us and 45% owned by another refiner.  The pipeline operates as a private facility for its owners, serving terminal facilities in Toronto, Hamilton and London, with a capacity of 126,000 bpd (20,000 cubic metres).  EM&R utilized 55% of this capacity in 2004.  Total utilization of the pipeline was 88% in 2004.

EM&R also has direct pipeline access to petroleum markets in the Great Lakes region of the United States by way of connection to a pipeline system in Sarnia operated by a U.S. based refiner.  This link to the U.S. allows EM&R to move products to market or obtain feedstocks/products when market conditions are favourable in the Michigan and Ohio markets.

We believe our own storage facilities, and those under long-term contractual arrangements with other parties, are sufficient to meet our current and foreseeable storage needs.

Competitive Conditions

Competitive conditions affecting our EM&R business are described under “Competition” in the “Risk/Success Factors” section of this Annual Information Form.

Environmental Compliance

For a description of the impact of environmental protection requirements on EM&R, refer to the sections entitled “Outlook” and “Risk/Success Factors Affecting Performance” in the EM&R section of our MD&A.  Also refer to “Environmental Regulation and Risk” and “Governmental Regulation” in the “Risk/Success Factors” section and the EM&R “Three Year History” section, of this Annual Information Form, and “Asset Retirement Obligations” under “Critical Accounting Estimates” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

REFINING & MARKETING – U.S.A. (R & M)

Our R&M business unit, which was acquired August 1, 2003, operates a pipeline transportation, refining and marketing business primarily in Colorado and Wyoming.  The Denver area refinery, located in Commerce City, Colorado, has a crude distillation capacity of 60,000 bpd, processing a mixture of Canadian heavy, high sulphur crudes, and domestic heavy, high sulphur and low sulphur crudes.  The majority of the refined products from our Denver refinery are distributed in its primary market of Colorado.

Approximately 24% of R&M’s petroleum products sales in 2004 were sold through a distribution network in Colorado that sells gasoline and diesel fuel to retail customers.  R&M’s retail network includes 43 Phillips 66-branded company operated sites, as well as contractual agreements with approximately 140 Phillips 66 - branded marketer outlets throughout Colorado.  Approximately 60% of R&M’s petroleum product sales volumes were to industrial, commercial, wholesale and refining customers in Colorado, representing primarily jet fuels, diesel and gasoline.  Asphalt sales comprise the remaining 16% of R&M’s refined product sales volumes for 2004.

Procurement of Feedstocks

The Denver refining operation uses conventional crude oil.  Approximately 45% of the Denver refinery’s crude oil is purchased from Canadian sources, with the remainder supplied from sources in the United States, primarily in the Rocky Mountain region.   The refinery’s crude oil purchase contracts have terms ranging from month-to-month to one year.  In the event of a significant disruption in the supply of crude oil, the refinery has the flexibility to substitute other sources of sweet or sour crude oil on a spot purchase basis.

R&M has a buy/sell agreement with a third party refinery located in Cheyenne, Wyoming, whereby R&M sells residual coke from its refinery to the third party refinery and purchases coker gas oil, which is then further processed into finished products at R&M’s Denver refinery.  This contract expires in July 2006.

Refining Operations

The Denver refinery has a crude distillation capacity of 60,000 bpd, processing a mixture of Canadian heavy, high sulphur crudes, and domestic heavy, high and low sulphur crudes. Upgrading units at the Denver refinery include a 19,000 bpd fluidized catalytic cracker, a 12,500 bpd distillate hydrotreater and a 14,000 bpd gas oil hydrotreater.  The refined gasoline products from the Denver refinery supply R&M’s marketing operations in Colorado.  Refining sales in 2004 averaged approximately 58,500 bpd (9,300 m3 per day).

The Denver refinery is a high conversion refinery that produces a full range of products, including gasoline, jet fuels, diesel and asphalt.  The refinery’s upgrading units enable it to process a crude slate containing nearly 50% heavy, high sulphur crude.  Overall, crude utilization averaged 92% in 2004.  The following chart sets out daily crude input, average refinery utilization rates and cracking capacity utilization for 2004 and the five month period in 2003 since acquisition.

Denver Refinery Capacity	January 1, 2004 to December 31, 2004	August 1, 2003 to December 31, 2003

Average daily crude input (barrels per day)	55,400	58,800
Average crude utilization rate (%)(1)	92	98
Average fluidized catalytic cracker capacity utilization rate (%)(2)	88	95

Notes:

(1)           Based on crude unit capacity and input to crude units.

(2)           Based on cracking capacity and input to other units or sales made to customers.

Principal Products

Sales of gasoline and other transportation fuels represented 85% of R&M’s consolidated operating revenues in 2004.  Set forth below is information on daily sales volumes and percentage of R&M’s consolidated operating revenues contributed by product group for 2004 and the five-month period post acquisition in 2003.

	January 1, 2004 to December 31, 2004		August 1, 2003 to December 31, 2003
Product:	(Thousands of cubic meters per day)	(% of R&M’s consolidated revenues)	(Thousands of cubic meters per day)	(% of R&M’s consolidated revenues)
Transportation Fuels
Gasoline
Retail	0.7	8	0.7	13
Other	3.8	44	3.5	40
Jet Fuel	0.5	7	0.5	6
Diesel	2.2	26	2.3	26
Total Transportation Fuels	7.2	85	7.0	85
Asphalt	1.5	8	1.7	10
Other	0.6	3	0.4	2
Total Refined Product Sales	9.3	96	9.1	97
Other Non-Refined Product(1)		4		3
		100		100

Note:

(1)           Ancillary revenues include non-fuel retail sales.

Principal Markets

Approximately 24% of R&M’s total sales volumes are marketed through Phillips 66 - branded retail outlets.  This network is comprised of:

•      43 owned Phillips 66 - branded retail sites, which account for approximately 7% of R&M’s sales volumes.

•      Supply agreements with approximately 140 Phillips-66 branded marketer outlets throughout the state of Colorado, which account for approximately 17% of R&M’s sales volumes. These agreements are typically for three year terms with provision for automatic three year renewal periods on an evergreen basis.

We have an exclusive license from ConocoPhillips to use the Phillips-66 and related trademarks and brand names in Colorado until December 31, 2012.

The Denver refinery also supplies all of its asphalt production to KC Asphalt, a joint venture between ConocoPhillips and Koch Industries, Inc.  Asphalt sales made up about 16% of R&M’s total 2004 sales volumes.

Approximately 60% of R&M’s total sales volumes are sold to industrial, commercial, wholesale, and refining customers, primarily in Colorado, of which approximately 40% was sold under a long-term supply agreement with ConocoPhillips in 2004.  Under this agreement, R&M supplies ConocoPhillips with gasoline and distillates. Under the terms of the agreement, the supplied volumes are to decrease over time until approximately half of the current volumes will be supplied in the 10th year of the agreement.

R&M estimates its sales of total light fuels refined product in 2004 represented a market share, in its primary market of Colorado, of approximately 23%.  Within this market, R&M’s Phillips 66 - branded sites represent a 13% market share.

Transportation and Distribution

Almost all crude oil processed at the Denver refinery is transported via pipeline.  R&M owns and operates the Rocky Mountain Crude system which runs from Guernsey, Wyoming to Denver, Colorado.  This pipeline is a common carrier pipeline that transports crude for the Denver refinery as well as for other shippers.  We also operate a joint venture crude pipeline, the Centennial pipeline, from Guernsey, Wyoming to Cheyenne, Wyoming.  We own approximately 65% of this joint venture pipeline, with, the other 35% owned by another area refiner.  In 2004, the Rocky Mountain Crude system utilized more than 100% of capacity due the use of a drag reducing agent, with average throughput of 34,200 bpd in the Guernsey to Cheyenne leg of the pipeline, and 65,200 bpd in the higher capacity Cheyenne to Denver leg.   During the same period, the joint venture pipeline utilized approximately 97% of capacity, with an average throughput of approximately 59,100 bpd.

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

We believe our own storage facilities, and those under long-term contractual arrangements with other parties, are sufficient to meet our current and foreseeable storage needs.

Competitive Conditions

Competitive conditions affecting our Refining & Marketing – U.S.A. business are described under the heading “Competition” in the “Risk/Success Factors” section of this Annual Information Form.

Environmental Compliance

Due to increasingly stringent regulations regarding water discharges, the Denver Refinery will have to add additional water treating equipment for the discharge of process waste water.  It is estimated that this will cost approximately $3 million and be completed in the 2006 to 2008 timeframe.  For a description of other impacts of environmental protection requirements on Refining & Marketing – U.S.A., refer to the R&M section of “Three Year History” of this Annual Information Form, and the sections entitled “Outlook” and “Risk/Success Factors Affecting Performance” in the Refining & Marketing – U.S.A. section of our MD&A.  Also refer to “Environmental Regulation and Risk” and “Governmental Regulation” in the “Risk/Success Factors” section of this Annual Information Form, and “Asset Retirement Obligations” under “Critical Accounting Estimates” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

MATERIAL CONTRACTS

During the year ended December 31, 2004 we have not entered into any contracts, nor are there any contracts still in effect, that are material to our business, other than contracts entered into in the ordinary course of business and the Shareholder Rights Plan dated April 28, 2002.

RESERVES ESTIMATES

We are a Canadian issuer and are subject to Canadian reporting requirements, including rules in connection with the reporting of our reserves.  However, we have received an exemption from Canadian securities administrators permitting us to report our reserves in accordance with U.S. disclosure requirements.  Pursuant to U.S. disclosure requirements, we disclose net proved conventional oil and gas reserves, including natural gas reserves and bitumen reserves from our Firebag in-situ leases, using constant dollar cost and pricing assumptions.  As there is no recognized posted bitumen price, these assumptions are based on a posted benchmark oil price, adjusted for transportation, gravity and other factors that create the difference (“differential”) in price between the posted benchmark price and Suncor’s bitumen.  Both the posted benchmark price and the differential are generally determined as of a point in time, namely December 31 (“Constant Cost and Pricing”).  Our reserves from our Firebag in-situ leases are reported as barrels of bitumen, using these Constant Cost and Pricing assumptions (see “REQUIRED U.S. OIL AND GAS AND MINING DISCLOSURE – Proved Conventional Oil and Gas Reserves” for net proved conventional oil and gas reserves).

Pursuant to U.S. disclosure requirements, we also disclose gross proved and probable mining reserves.  The estimate of our mining reserves is based in part on the current mine plan and estimates of extraction recovery and upgrading yields, rather than an analysis based on constant dollar or forecast pricing and cost assumptions.  In accordance with these rules, we report mining reserves as barrels of synthetic crude oil based on a net coker, or synthetic crude oil yield from bitumen of 80 to 81%.  We do not disclose our mining reserves on a net basis as we are continuing to discuss the terms of our option to transition to the Province of Alberta’s generic bitumen based royalty regime in 2009 and accordingly, the net mining reserves calculation cannot be estimated (see “REQUIRED U.S. OIL AND GAS AND MINING DISCLOSURE – Proved and Probable Oil Sands Mining Reserves” for gross proved and probable mining reserves).  Our Firebag in-situ leases are already subject to royalty based on bitumen, rather than synthetic crude oil.  (For a full discussion of our oil sands crown royalties, see the “Oil Sands Crown Royalties and Cash Income Taxes” in the “Suncor Overview and Strategic Priorities” section of our MD&A.)

In addition to required disclosure, our exemption issued by Canadian securities administrators permits us to provide further disclosure voluntarily.  We provide this additional voluntary disclosure to show aggregate proved and probable oil sands reserves, including both mining reserves and reserves from our Firebag in-situ leases.  In our voluntary disclosure we report our aggregate reserves on the following basis:

(a)           Gross proved and probable mining reserves, on the same basis as disclosed pursuant to U.S.

disclosure requirements (reported as barrels of synthetic crude oil based upon a net coker, or synthetic crude oil yield from bitumen of 80% to 81%);  and

(b)           Gross proved and probable bitumen reserves from Firebag in-situ leases, evaluated based on normalized constant dollar cost and pricing assumptions.  These assumptions use a posted benchmark oil price as of December 31, but apply a differential generally intended to represent a normalized annual average for the year (“Annual Average Differential Pricing”), rather than a point in time differential, in accordance with Canadian Securities Administrators Staff Notice 51-315 (“CSA Staff Notice 51-315”).  Bitumen reserves estimated on this basis are subsequently converted, for comparison purposes only, to barrels of synthetic crude oil based on a net coker or synthetic crude oil yield from bitumen of 82%.

Accordingly, our voluntary disclosures of proved and probable reserves from our Firebag in-situ leases will differ from our required U.S. disclosure in three ways.  Reserves from our Firebag in-situ leases are:

(a)           disclosed on a gross basis versus a net basis under U.S. disclosure requirements;

(b)           converted from barrels of bitumen under U.S. disclosure requirements to barrels of synthetic crude oil for comparability purposes only; and

(c)           evaluated based on Annual Average Differential Pricing assumptions, in accordance with CSA Staff Notice 51-315, versus Constant Cost and Pricing assumptions pursuant to U.S. disclosure requirements.

Under the U.S. disclosure requirements described above, we announced on January 21, 2005 that we debooked our proved reserves from our Firebag in-situ leases.  December 31, 2004 point-in-time posted benchmark oil prices were unusually low and December 31, 2004 point-in-time diluent prices, which form part of the differential calculation, were unusually high.  This combination resulted in a determination that our proved Firebag in-situ reserves were uneconomic as at December 31, 2004 (see “REQUIRED U.S. OIL AND GAS AND MINING DISCLOSURE - Proved Conventional Oil and Gas Reserves”).

Under our voluntary disclosure, using 2004 Annual Average Differential Pricing, our proved Firebag in-situ reserves were determined to be economic and accordingly, are disclosed under “VOLUNTARY OIL SANDS RESERVES DISCLOSURE - Estimated Gross Proved and Probable Oil Sands Reserves Reconciliation”.  Comparisons of these two reserve estimates will show material differences based primarily on the pricing assumptions used, but will also show differences based on whether the reserves are reported as barrels of bitumen or barrels of synthetic crude oil, and whether the reserves are reported on a gross or net basis.

All of our reserves have been evaluated as at December 31, 2004 by independent petroleum consultants, Gilbert Laustsen Jung Associates Ltd. (“GLJ”).  In reports dated February 9, 2005, and February 17, 2005 (“GLJ Oil Sands Reports”), GLJ evaluated our proved and probable reserves on our oil sands mining leases and Firebag in-situ leases respectively, pursuant to both U.S. disclosure requirements using Constant Cost and Pricing assumptions, and pursuant to CSA Staff Notice 51-315, using 2004 Annual Average Differential Pricing assumptions.

Estimates in the GLJ Oil Sands Reports consider recovery from leases for which regulatory approvals have been granted. The mining reserve estimates are based on a detailed geological assessment and also consider industry practice, drill density, production capacity, extraction recoveries, upgrading yields, mine plans, operating life, and regulatory constraints.

For Firebag in-situ reserve estimates, GLJ considered similar factors such as our regulatory approval, project implementation commitments, detailed design estimates, detailed reservoir studies, demonstrated commercial success of analogous commercial projects, and drill density.  Our proved and probable reserves are contained within the AEUB approval area.  Our proved reserves are delineated with 40 to 80 acre spacing plus 3D seismic control while our probable reserves are delineated with 80 to 160 acre spacing plus 3D seismic control.  The major facility expenditures to develop our proved undeveloped reserves have been approved by our Board.  Plans to develop our probable undeveloped reserves in subsequent phases are under way but we have not yet received final approval from our Board.

In a report dated February 17, 2005 (“GLJ NG Report”), GLJ also evaluated our proved reserves of natural gas, natural gas liquids and crude oil (other than reserves from our mining leases and the Firebag in-situ reserves) as at December 31, 2004.

Our reserves estimates will continue to be impacted by both drilling data and operating experience, as well as technological developments and economic considerations.

REQUIRED U.S. OIL AND GAS AND MINING DISCLOSURE

Proved and Probable Oil Sands Mining Reserves

	Gross Oil Sands Mining Leases(2)
(millions of barrels of synthetic crude oil)(1)	Proved	Probable	Proved & Probable

December 31, 2003	878	952	1,830
Revisions of previous estimates	140	(105)	35
Extensions and discoveries	—	—	—
Production	(79)	—	(79)
December 31, 2004	939	847	1,786

Notes:

(1)           Synthetic crude oil reserves are based on a net coker, or synthetic crude oil yield from bitumen of 80 to 81%.

(2)           Our gross mining reserves are based in part on our current mine plan and estimates of extraction recovery and upgrading yields, rather than an analysis based on constant dollar or forecast pricing and cost assumptions.

(3)           We do not disclose our mining reserves on a net, after royalty basis as we continue to discuss the terms of our option to transition to the Province of Alberta’s generic bitumen based royalty regime in 2009 and accordingly, the net mining reserves calculation cannot be estimated (see “Oil Sands Crown Royalties and Cash Income Taxes” in the “Suncor Overview and Strategic Priorities” section of our MD&A for a discussion of our royalty regime).

Oil Sands Mining Operating Statistics

The following table sets out certain operating statistics for the Oil Sands mining operations.  Statistics for the Oil Sands Firebag in-situ operations are not included but are addressed under the heading “Proved Conventional Oil and Gas Reserves” and “Sales, Production, Well Data, Land Holdings and Drilling - Conventional”.

	2004	2003	2002
Total mined volume (1) millions of tones	371.2	316.9	291.0
Mined volume to tar sands ratio(1)	41.6%	48.1%	50.6%
Tar sands mined millions of tones	154.3	152.5	147.3
Average bitumen grade (weight %)	11.2%	11.3%	11.2%
Crude bitumen in mined tar sands millions of tones	17.3	17.2	16.6
Average extraction recovery %	91.9%	92.0%	91.3%
Crude bitumen production millions of cubic meters(2)	15.7	15.7	15.0
Average upgrading yield % (net)	79.1%	79.4%	79.1%
Gross synthetic crude oil produced Thousands of barrels per day(3)	215.6	216.6	205.8

Notes:

(1)           Includes pre-stripping of mine areas and reclamation volumes.

(2)           Crude bitumen production is equal to crude bitumen in mined tar sands multiplied by the average extraction recovery and the appropriate conversion factor.

(3)           Cubic meters are converted to barrels at the conversion factor of 6.29.

Proved Conventional Oil and Gas Reserves

The following data is provided on a net basis in accordance with the provisions of the Financial Accounting Standards Board’s Statement No. 69 (Statement 69).  This statement requires disclosure about conventional oil and gas activities only, and therefore our Oil Sands mining activities are excluded, while in-situ Firebag reserves are included.

NET PROVED RESERVES(2)

Crude Oil, Natural Gas Liquids and Natural Gas

Constant costs and pricing as at December 31,	Oil Sands business: Firebag – Crude Oil (millions of barrels of bitumen) (1),(3),(4)		Natural Gas business: Crude Oil and Natural Gas Liquids (millions of barrels) (5)	Total (millions of barrels)	Natural Gas business: Natural Gas (billions of cubic feet) (5)

December 31, 2001	—		10	10	545
Revisions of previous estimates	—		—	—	(18)
Purchases of minerals in place	—		—	—	—
Extensions and discoveries	151		1	152	39
Production	—		(1)	(1)	(48)
Sales of minerals in place	—		—	—	(2)
December 31, 2002	151		10	161	516
Revisions of previous estimates	273		(2)	271	(50)
Purchases of minerals in place	—		—	—	—
Extensions and discoveries	—		1	1	40
Production	—		(1)	(1)	(50)
Sales of minerals in place	—		—	—	—
December 31, 2003	424		8	432	456
Revisions of previous estimates	(420	)(3)	1	(419)	(23)
Purchases of minerals in place	—		—	—	14
Extensions and discoveries	—		—	—	53
Production	(4)		(1)	(5)	(54)
Sales of minerals in place	—		—	—	—
December 31, 2004	—		8	8	446

Proved Developed

December 31, 2001	—		8	8	416
December 31, 2002	—		8	8	426
December 31, 2003	92		6	98	403
December 31, 2004	—		7	7	385

Notes:

(1)           Oil Sands business - Firebag net reserves means Suncor’s undivided percentage interest in total reserves after deducting Crown royalties, freehold and overriding royalty interests.  The calculation of these third party interests is uncertain and based on assumptions about future prices, production levels, operating costs and capital expenditures.

(2)           Although Suncor is subject to Canadian disclosure rules in connection with the reporting of its reserves, we have received exemptive relief from Canadian securities administrators permitting us to report our proved reserves in accordance with U.S. disclosure practices.  See Reliance on Exemptive Relief on pg 44.

(3)           Estimates of proved reserves from our Firebag in-situ leases are based on Constant Cost and Pricing assumptions as at December 31.  In 2004, due to unusually low year-end posted benchmark oil prices, and unusually high year-end diluent prices, our proved reserves were determined to be uneconomic as at this year end point in time.

(4)           We have the option of selling the bitumen production from these leases and/or upgrading the bitumen to synthetic crude oil.

(5)           Natural Gas business net reserves means Suncor’s undivided percentage interest in total reserves after deducting the interest of third parties, including Crown royalties, freehold and overriding royalties, calculated following generally accepted guidelines, on the basis of prices and the royalty structure in effect at year end and anticipated production rates.  The calculation of these third party interests is uncertain and based on assumptions about future natural gas prices, production levels, operating costs and capital expenditures.  Royalties can vary, depending upon selling prices, production volumes, timing of initial production and changes in legislation.

All reserves are located in Canada. There has been no major discovery or other favourable or adverse event that caused a significant change in estimated proved reserves since December 31, 2004, other than the potential effect of higher bitumen pricing subsequent to December 31, 2004, which may result in the re-booking of proved Firebag in-situ reserves. We do not have long-term supply agreements or contracts with governments or authorities in which we act as producer nor do we have any interest in oil and gas operations accounted for by the equity method.

Capitalized Costs Relating to Oil and Gas Activities (1)

	For the years ended December 31,
($ millions)	2004	2003

Proved properties	1,395	1,904
Unproved properties	1,399	293
Other support facilities and equipment	18	18
Total cost	2,812	2,215
Accumulated depreciation and depletion	(695)	(590)
Net capitalized costs	2,117	1,625

Note:

(1)           In 2004, capitalized costs do not include costs related to the associated upgrading expansion projects.  Prior year amounts have been reclassified to conform to this presentation.

Costs Incurred in Oil and Gas Acquisition, Exploration and Developmental Activities (1)

	For the years ended December 31,
($ millions)	2004	2003	2002

Property acquisition costs
Proved properties	32	—	2
Unproved properties	10	29	12
Exploration costs	78	46	17
Development costs	545	489	441
Asset retirement obligations	4	5	—
Total capital and exploration expenditures	669	569	472

Note:

(1)           In 2004, costs incurred do not include costs related to associated upgrading expansion projects.  Prior year amounts have been reclassified to conform to this presentation.

Results of Operations for Oil and Gas Production

	For the years ended December 31,
($ millions)	2004	2003	2002

Revenues
Sales to unaffiliated customers	469	319	200
Transfers to other operations	64	61	16
	533	380	216
Expenses
Production costs	122	44	39
Depreciation, depletion and amortization	130	76	66
Exploration	57	86	27
Gain on disposal of assets	(19)	(12)	(4)
Other related costs	73	37	10
	363	231	138
Operating profit before income taxes	170	149	78
Related income taxes	(48)	(40)	(43)
Results of operations	122	109	35

Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes

In computing the standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes, assumptions other than those mandated by Statement 69 could produce substantially different results. We caution against viewing this information as a forecast of future economic conditions or revenues, and do not consider it to represent the fair market value of our Firebag in-situ and Natural Gas properties. Figures are based on our actual year-end commodity prices.  Readers are cautioned that commodity prices are volatile.  To illustrate this volatility, the following table sets out certain commodity benchmark prices over the past three years:

	2004	2003	2002
Year end natural gas price (AECO- CDN$/GJ)	7.17	5.28	5.21
Year end crude oil price (WTI US$/bbl)	43.26	32.50	29.40
Year end light/heavy crude oil differential, WTI at Cushing less LLB at Hardisty (US$/bbl)	22.71	10.34	7.60

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

The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and taking into account the future periods in which they are expected to be developed and produced based on year-end economic conditions. The estimated future production is priced at year-end prices, except that future gas prices are increased, where applicable, for fixed and determinable price escalations provided by contract. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on year-end cost levels. In addition, we have also deducted certain other estimated costs deemed necessary to derive the estimated pretax future net cash flows from the proved reserves including direct general and administrative costs of exploration and production operations and estimated cash flows related to asset retirement obligations. Deducting future income tax expenses then further reduces the estimated pre-tax future net cash flows further. Such income taxes are determined by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax cash flows relating to our proved oil and gas reserves less the tax basis of the properties involved.  Royalties are determined based upon the appropriate royalty rates and regimes in effect at year end for Firebag and natural gas production, and in the case of Firebag, assumes that Firebag is classified as a separate operation for royalty purposes, as described in our MD&A., (See “Oil Sands Crown Royalties and Cash Income Taxes” in the “Suncor Overview and Strategic Priorities” Section of our MD&A). The resultant future net cash flows are reduced to present value amounts by applying the Statement 69 mandated 10% discount factor. The result is referred to as “Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes”.

($ millions)	2004	2003	2002

Future cash flows	3,355	11,655	8,964
Future production and development costs	(704)	(5,141)	(3,007)
Other related future costs	(367)	(391)	(314)
Future income tax expenses	(460)	(1,694)	(2,094)
Subtotal	1,824	4,429	3,549
*Discount at 10%	(750)	(2,578)	(1,822)
Standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes	1,074	1,851	1,727

Summary of Changes in the Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes

($ millions)	2004	2003	2002

Balance, beginning of year	1,851	1,727	440
Sales and transfers of oil and gas produced, net of production costs	(359)	(306)	(192)
Net changes in prices and production costs	(1,786)	(1,010)	664
Changes in estimated future development costs	14	(13)	(38)
Extensions, discoveries and improved recovery, less related costs	131	95	1,387
Development costs incurred during the period	524	329	112
Revisions of previous quantity estimates	(47)	712	(45)
Purchases of reserves in place	32
Accretion of discount	245	260	68
Net changes in income taxes	426	272	(697)
Other related costs	43	(215)	28
Balance, end of year	1,074	1,851	1,727

Sales, Production, Well Data, Land Holdings and Drilling Activity - Conventional

The following tables set out additional information on our conventional oil and gas producing activities, including our Firebag in-situ operation.  Information with respect to our Oil Sands mining operations is not covered by the information below but is addressed in the preceding information under “Oil Sands Mining Operations”.

Sales Prices(1), (2)

For the year ended December 31,	2004	2003	2002
Crude Oil and Bitumen ($/bbl) (3)	37.71	40.29	31.72
NGL ($/bbl)	42.82	36.08	29.35
Natural Gas ($/mcf)	6.70	6.42	3.91

Notes:

(1)           Production is based in Western Canada.

(2)           Prices are calculated using our working interest production before royalties.

(3)           Prices for 2003 and 2002 do not include sales of bitumen.

Production Costs

For the year ended December 31,	2004	2003	2002
($ per BOE of gross production)
Average production (lifting) cost of conventional crude oil and gas(1)	7.08	3.48	3.15

Note:

(1)           Production (lifting) costs include all expenses related to the operation and maintenance of producing or producible wells and related facilities, natural gas plants and gathering systems, and Firebag central facilities.  It does not include an estimate for future asset retirement costs. As our Firebag in-situ leases were not in operation until 2004, the 2002 and 2003 production costs only include the costs associated with Suncor’s Natural Gas business.  For 2004, these costs represent a blended average of our Firebag and Natural Gas lifting costs.

Producing Oil and Gas Wells

	Crude Oil(3)		Natural Gas		Total
As at December 31, 2004	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
number of wells
Alberta	60	48	321	186	381	234
British Columbia	26	12	97	44	123	56
Total	86	60	418	230	504	290

Notes:

(1)           Gross wells are the total number of wells in which an interest is owned.

(2)           Net wells are the sum of fractional interests owned in gross wells.

(3)           Well information includes Firebag.

Oil and Gas Acreage

	Developed		Undeveloped(1)		Total
As at December 31, 2004	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
(thousands of acres)
Canada
Natural Gas	840	380	650	450	1,490	830
Firebag	1	1	285	285	286	286
Total Canada	841	381	935	735	1,776	1,116
USA
Natural Gas	—	—	396	243	396	243
Total	841	381	1,331	978	2,172	1,359

Notes:

(1)           Undeveloped acreage is considered to be those on which wells have not been drilled or completed to a point that would permit production of commercial quantities of crude oil and natural gas regardless of whether or not such acreage contains proved reserves. Gross acres mean all the acres in which we have either an entire or undivided percentage interest.

(2)           Net acres represent the acres remaining after deducting the undivided percentage interest of others from the gross acres.

Drilling Activity

	Net Exploratory			Net Development
For the year ended December 31, 2004	Productive	Dry Holes	Total	Productive	Dry Holes	Total
(number of net wells)
Canada
Natural Gas	5	5	10	15	—	15
Firebag	—	—	—	11	—	11
Total	5	5	10	26	—	26

	Net Exploratory			Net Development
For the year ended December 31, 2003	Productive	Dry Holes	Total	Productive	Dry Holes	Total
(number of net wells)
Canada
Natural Gas	3	6	9	17	4	21
Firebag	—	—	—	20	—	20
Total	3	6	9	37	4	41

	Net Exploratory			Net Development
For the year ended December 31, 2002	Productive	Dry Holes	Total	Productive	Dry Holes	Total
(number of net wells)
Canada
Natural Gas	2	4	6	18	4	22
Firebag	—	—	—	—	—	—
Total	2	4	6	18	4	22

At December 31, 2004, we were participating in the drilling of 19 gross (16 net) exploratory and development wells.

Future Commitments to Sell or Deliver Crude Oil and Natural Gas

Our Natural Gas business has entered into a number of natural gas sale commitments aggregating approximately 109 mmcf/day.  These sales commitments consist of both short-and long-term contracts ranging from one year and for one agreement, for the life of a specified production field.  All production comes from our reserves. All pricing under these agreements is based upon both a combination of variable, fixed and index-based terms.

Oil Sands has also entered into long-term contracts to sell crude oil products to customers, some of which are described under the heading, “Sales of Synthetic Crude Oil and Diesel” in the “Oil Sands” section of this Annual Information Form.  In addition, we had previously entered into 36,000 bpd of crude oil swap contracts, to hedge our 2005 Canadian dollar revenues and cash flows from potential changes in commodity pricing. For further particulars of these hedging arrangements, see the information under the heading “Derivative Financial Instruments”, under “Risk/Success Factors Affecting Performance” in the “Suncor Corporate Overview and Strategic Priorities” section of our MD&A, and Note 7 to our 2004 Consolidated Financial Statements, which note is incorporated by reference herein.

VOLUNTARY OIL SANDS RESERVES DISCLOSURE

Oil Sands Mining and In-Situ Firebag Reserves Reconciliation

The following table sets out, on a gross(5) basis, a reconciliation of our proved and probable reserves of synthetic crude oil from Oil Sands mining leases and bitumen, converted to synthetic crude oil for comparison purposes only, from in-situ Firebag leases, from December 31, 2003 to December 31, 2004, based on the GLJ Oil Sands Reports, in accordance with CSA Staff Notice 51-315, using 2004 Annual Average Differential Pricing assumptions.

(5)           Suncor's undivided percentage interest in reserves, before deducting Crown royalties, freehold and overriding royalty interests.

Estimated Gross Proved and Probable Oil Sands Reserves Reconciliation

(millions of barrels of synthetic crude oil)(1)	Oil Sands Mining Leases(1)(2)			In-situ Firebag Leases(1), (3) (Constant Pricing)			Total Mining and In-situ(4) Proved & Probable
	Proved	Probable	Proved & Probable	Proved(3)	Probable(5)	Proved & Probable

December 31, 2003	878	952	1,830	387	1,721	2,108	3,938
Revisions of previous estimates	140	(105)	35	110	179	289	324
Extensions and discoveries	—	—	—	—	—	—	—
Production	(79)	—	(79)	(3)	—	(3)	(82)
December 31, 2004	939	847	1,786	494	1,900	2,394	4,180

Notes:

(1)           Synthetic crude oil reserves are based upon a net coker, or synthetic crude oil yield from bitumen of between 80 and 81% for reserves under Oil Sands mining leases and of 82% for reserves under Firebag in-situ Leases.  Although virtually all of our bitumen from the Oil Sands mining leases is upgraded into synthetic crude oil, we have the option of selling the bitumen produced from our Firebag in-situ leases and/or upgrading this bitumen to synthetic crude oil and accordingly, these bitumen reserves are converted to synthetic crude oil for comparison purposes only.

(2)           Our gross mining reserves are evaluated in part, based on the current mine plan and estimates of extraction recovery and upgrading yields, rather than an analysis based on constant dollar or forecast pricing assumptions.

(3)           Under “Required U.S. OIL AND GAS AND MINING DISCLOSURE”, we reported proved reserves from our Firebag in-situ leases.  The disclosure in the table above reports proved reserves from these leases and differs in the following three ways.  Reserves from our Firebag in-situ leases are:

(a)           disclosed in this table on a gross basis versus a net basis;

(b)           converted from barrels of bitumen to barrels of synthetic crude oil in this table for comparability purposes only;  and

(c)           evaluated based on Annual Average Differential Pricing assumptions versus point-in-time Constant Cost and Pricing assumptions as at December 31.  Accordingly, Firebag in-situ reserve estimates under “Required U.S. OIL AND GAS AND MINING DISCLOSURE – Proved Conventional Oil and Gas Reserves” and Firebag in-situ proved reserve estimates in this table differ materially.

(4)           U.S. companies do not disclose probable reserves for non-mining properties.  We voluntarily disclose our probable reserves for Firebag in-situ leases as we believe this information is useful to investors, and allows us to aggregate our mining and in-situ reserves into a consolidated total for our Oil Sands business.  As a result, our Firebag in-situ estimates are not comparable to those made by U.S. companies.

SUNCOR EMPLOYEES

The following table shows the distribution of employees among our four business units and corporate office for the past two years.

	as at December 31,

	2004	2003

Oil Sands	2,523	2,290
Natural Gas	202	188
Energy Marketing & Refining – Canada	629	605
Marketing & Refining – U.S.A.	630	633
Corporate (1)	621	515
Total (2)	4,605	4,231

Notes:

(1)     The increases in 2004 numbers principally reflect the addition of in-house engineering, procurement, construction and project management personnel, as well as additional staff associated with our enterprise resource planning implementation project.

(2)     In addition to our employees, we also use independent contractors to supply a range of services.

The Communications, Energy and Paperworkers Union Local 707 represents approximately 1,500 Oil Sands employees.  We entered into a three-year collective agreement with the union effective May 1, 2004. The terms of the agreement include a 9.5% wage increase over a three-year term.

Employee associations represent approximately 170 of EM&R’s Sarnia refinery and Sun-Canadian Pipe Line Company employees.  In March 2002, a three-year agreement was signed with the Sarnia employee association that will be renegotiated in 2005.  The agreement with the employee association of Sun-Canadian Pipe Line Company was signed in 1993, and it is renewed automatically each year unless terminated by written notice by either party at least 60 days prior to the anniversary date of the agreement.  No notice under such agreement has been received or given to date.  Management believes the agreement will be automatically renewed on its anniversary. The National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 27 represents three employees at EM&R’s London Terminal. A three year agreement was signed with the CAW-Canada effective April 1, 2003.  Management believes our positive working relationship with these unions and associations will continue.

The local Paper, Allied-Industrial Chemical and Energy Workers International Union, represents approximately 150 employees at R&M’s Denver area refinery.  A four-year contract, assumed from ConocoPhillips in August 2003, will expire in January 2006.

RISK/SUCCESS FACTORS

Volatility of Crude Oil and Natural Gas Prices.  Our future financial performance is closely linked to crude oil prices, and to a lesser extent natural gas prices.  The prices of these commodities can be influenced by global and regional supply and demand factors.  Worldwide economic growth, political developments, compliance or non-compliance with quotas imposed upon members of the Organization of Petroleum Exporting Countries and weather, among other things, can affect world oil supply and demand.  Natural gas prices realized by us are affected primarily by North American supply and demand and by prices of alternate sources of energy.  All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for sour crude oil and bitumen.  Oil and natural gas prices have fluctuated widely in recent years and we expect continued volatility and uncertainty in crude oil and natural gas prices.  A prolonged period of low crude oil and natural gas prices could affect the value of our crude oil and gas properties and the level of spending on growth projects, and could result in curtailment of production at some properties.  Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations. A key component of our business strategy is to produce sufficient natural gas to meet or exceed internal demands for natural gas purchased for consumption in our operations, creating a price hedge which reduces our exposure to gas price volatility. However, there are no assurances that we will be able to continue to increase production to keep pace with growing internal natural gas demands.

We cannot control the factors that influence supply and demand for, or the prices of, crude oil or natural gas.  In prior years, before the suspension of our strategic hedging program in the second quarter of 2004 as noted below, we entered into strategic hedges under which we have fixed the price for 36,000 bpd of crude oil until December 31, 2005, and 14,000 GJ/day of natural gas until the end of 2005 and 4,000 GJ/day of natural gas from January 1, 2006 through to December 31, 2007.  Our objective in entering into strategic hedges was to manage exposure to market volatility and lend more certainty to our ability to finance growth.  For more particulars of our hedging position as of year-end 2004, see Note 7 of our 2004 Consolidated Financial Statements, which note is incorporated by reference herein, as well as “Risk/Success Factors Affecting Performance” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

We concluded in the second quarter of 2004 that Suncor has the financial capacity to mitigate these risks without the use of a hedging program and accordingly, have suspended any future strategic crude oil hedge activity.  No new hedges have been entered into since the suspension of this program. During periods of operational upset, including as a result of the fire at Suncor’s Oil Sands Plant in January 2005, we are required to continue to make payments under our hedging program if the actual price was higher than the hedged price, even though the level of our production is reduced.

We conduct an assessment of the carrying value of our assets to the extent required by Canadian generally accepted accounting principles.  If crude oil and natural gas prices decline, the carrying value of our assets could be subject to downward revisions, and our earnings could be adversely affected.

Volatility of Downstream Margins.  EM&R and R&M operations are sensitive to wholesale and retail margins for their refined products, including gasoline.  Margin volatility is influenced by overall marketplace competitiveness, weather, the cost of crude oil (see “Volatility of Crude Oil and Natural Gas Prices”) and fluctuations in supply and demand for refined products.  We expect that margin and price volatility and overall marketplace competitiveness, including the potential for new market entrants, will continue.  As a result, our operating results for EM&R and R&M can be expected to fluctuate.

Major Projects.  There are certain risks associated with the execution of our major projects, including without limitation, each of the Firebag stages, the Voyageur growth strategy, and the “clean fuels” environmental capital projects in our downstream businesses.  These risks include: our ability to obtain the necessary environmental and other regulatory approvals; risks relating to schedule, resources and costs, including the availability and cost of materials, equipment and qualified personnel; the impact of general economic, business and market conditions; the impact of weather conditions; our ability to finance growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools) and price competition for products sold into the marketplace;  the potential ceiling on the demand for synthetic crude oil;  and the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment.  The commissioning and integration of new facilities with the existing asset base could cause delays in achieving targets and objectives.  Our management believes the execution of major projects presents issues that require prudent risk management.  There are also risks associated with project cost estimates provided by us. Some cost estimates are provided at the conceptual stage of projects and prior to commencement or completion of the final scope design and detailed engineering needed to reduce the margin of error.  Accordingly, actual costs can vary from estimates and these differences can be material.

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

Dependence on Oil Sands business.  The Company’s significant capital commitment to further our growth projects at Oil Sands, including Firebag and Voyageur, may require us to forego investment opportunities in other segments of our operations.  The completion of future projects to increase production at Oil Sands will further increase our dependence on the Oil Sands segment of our business.  For example, in 2004, the Oil Sands business accounted for approximately 86% (86% in 2003) of our upstream production, 81% (81% in 2003) of our net earnings and 76% (78% in 2003) of our cash flow from operations. These percentages have been determined excluding the corporate and eliminations segment information.

Interdependence of Oil Sands Systems. The Oil Sands plant is susceptible to loss of production due to the interdependence of its component systems. Through growth projects, we expect to mitigate adverse impacts of interdependent systems and to reduce the production and cash flow impacts of complete plant-wide shutdowns.  For example, Millennium added a second complete processing operation, which provides us with the flexibility to conduct periodic plant maintenance on one operation while continuing to generate production and cash flow from the other.

Competition.  The petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of petroleum products and chemicals.  We compete in virtually every aspect of our business with other energy companies.  The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.  We believe the competition for our crude oil production is other Canadian conventional and synthetic sweet and sour crude oil producers.

A number of other companies have entered or have indicated they are planning to enter the oil sands business and begin production of bitumen and synthetic crude oil, or expand their existing operations.  It is difficult to assess the number, level of production and ultimate timing of all of the potential new producers or where existing production levels may increase.  Based on management’s knowledge of other projects derived from publicly available information, Canada’s production of bitumen and upgraded synthetic crude oil could increase from approximately 925,000 bpd to almost two and a half million bpd by the end of the decade. The trend toward industry consolidation has created more competitors with financial capacity who may enter into similar and competing oil sands businesses.  The expansion of existing operations and development of new projects could materially increase the supply of bitumen and synthetic crude oil and other competing crude oil products in the marketplace.  Depending on the levels of future demand, increased supplies could have a negative impact on prices.

In the western Canadian diesel fuel market demand and supply can fluctuate.  Margins for diesel fuel are typically higher than the margins for synthetic and conventional crude oil.  The above noted expansion plans of our competitors could result in an increase in the supply of diesel fuel and weaken margins.

Historically, the industry-wide oversupply of refined petroleum products and the overabundance of retail outlets have kept pressure on downstream margins.  Management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue.  In addition, to the extent that our downstream business units, EM&R and R&M, participate in new product markets, they could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

Need to Replace Conventional Natural Gas Reserves.  Future natural gas reserves and production of the Company’s NG business unit are highly dependent on our success in discovering or acquiring additional reserves and exploiting our current reserve base.  This impacts both our cash flow from such production and our ability to maintain a price hedge against growing consumption of natural gas in our operations.  Without natural gas reserve additions through exploration and development or acquisition activities, our conventional natural gas reserves and production will decline over time as reserves are depleted.  For example, in 2004, our average natural gas reservoir decline rates were in the 24% range (2003 – 24%). Decline rates will vary with the nature of the reservoir, life-cycle of the well, and other factors.  Therefore historical decline rates are not necessarily indicative of future performance.  Exploring for, developing and acquiring reserves is highly capital intensive.  To the extent cash flow from operations(6) is insufficient to generate sufficient capital and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our conventional natural gas reserves could be impaired.  In addition, the long term performance of the NG business is dependent on our ability to consistently and competitively find and develop low cost, high-quality reserves that can be economically brought on stream.  Market demand for land and services can also increase or decrease finding and development costs.  There can be no assurance that we will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Operating Hazards and Other Uncertainties.  Each of our four principal businesses, Oil Sands, NG, EM&R, and R&M require high levels of investment and have particular economic risks and opportunities.  Generally, our operations are subject to hazards and risks such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts, power outages and oil spills, any of which can cause personal injury, damage to property, equipment and the environment, as well as interrupt operations.  In addition, all of our operations are subject to all of the risks normally incident to transporting, processing and storing crude oil, natural gas and other related products.

At Oil Sands, mining oil sands and producing bitumen through in-situ methods, extracting bitumen from the oil sands, and upgrading bitumen into synthetic crude oil and other products, involves particular risks and uncertainties.  Oil Sands is susceptible to loss of production, slowdowns, shutdowns, or restrictions on our ability to produce higher value products due to the interdependence of its component systems. For further information on the Oil Sands Fire, refer to page 4 of this AIF.  Severe climatic conditions at Oil Sands can cause reduced production during the winter season and in some situations can result in higher costs.  While there is virtually no finding cost associated with oil sands resources, delineation of the resources, the costs associated with production, including mine development and drilling of wells for SAGD operations, and the costs associated with upgrading bitumen into synthetic crude oil, can entail significant capital outlays.  The costs associated with production at Oil Sands are largely fixed and, as a result, operating costs per unit are largely dependent on levels of production.

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

Our downstream business units, EM&R and R&M are subject to all of the risks normally inherent with the operation of a refinery, terminals and other distribution facilities, as well as service stations, including loss of product or slowdowns due to equipment failures or other accidents.

Although we maintain a risk management program, including an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable.  Losses resulting from the occurrence of these risks could have a material adverse impact on the company.  Refer to note 11 to our 2004 Consolidated Financial Statements, which is incorporated by reference herein, for further description of our insurance coverage.

Land Claims.  First Nations peoples have claimed aboriginal title and rights to a substantial portion of western Canada.  Certain First Nations peoples have filed a claim against the Government of Canada,

(6)           Refer to "Non GAAP Financial Measures" on page ix of this AIF.

certain governmental entities and the Regional Municipality of Wood Buffalo (which includes the city of Fort McMurray, Alberta), claiming, among other things, a declaration that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which Oil Sands and most of the other oil sands operations in Alberta are situated. In addition, First Nations peoples have filed claims against industry participants generally, relating in part to land claims which may affect our Natural Gas business. We are unable to assess the effect, if any, these claims would have on our Oil Sands or other operations. Other than these claims, to our knowledge the First Nations peoples have asserted no other land claims against us.

Technology Risk. There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations.  The success of projects incorporating new technologies, such as in-situ technology, cannot be assured.

Risks of International Investments.  There are also inherent risks, including political and foreign exchange risk, in investing in business ventures internationally.  Our capital projects planned for the R&M business are expected to be funded in large part from Canadian operations.   A weaker Canadian dollar relative to the U.S. dollar would result in higher funding requirements for these projects.  However, a weaker Canadian dollar would positively impact the Canadian dollar value of earnings from R&M.  (See “Exchange Rate Fluctuations”, below). Other than the R&M business, we do not have material international investments, although we continue to assess downstream integration, coal bed methane and conventional natural gas opportunities in the U.S.

Interest Rate Risk.  We are exposed to fluctuations in short-term Canadian interest rates as a result of the use of floating rate debt.  We maintain a substantial portion of our debt capacity in revolving, floating rate bank facilities and commercial paper, with the remainder issued in fixed rate borrowings.  To minimize our exposure to interest rate fluctuations, we occasionally enter into interest rate swap agreements and exchange contracts to either effectively fix the interest rate on floating rate debt or to float the interest rate on fixed rate debt.  For more details, see the “Liquidity and Capital Resources” section of our MD&A.

Exchange Rate Fluctuations.  Our 2004 Consolidated Financial Statements are presented in Canadian dollars.  Results of operations are affected by the exchange rates between the Canadian dollar and the U.S. dollar.  These exchange rates have varied substantially in the last five years.  A substantial portion of our revenue is received by reference to U.S. dollar denominated prices, and a significant portion of our debt is denominated in U.S. dollars.  Crude oil and natural gas prices are generally based in U.S. dollars, while a large portion of our sales of refined products are in Canadian dollars.  Fluctuations in exchange rates between the U.S. and Canadian dollar may therefore give rise to foreign currency exposure, either favorable or unfavorable, creating another element of uncertainty.

Environmental Regulation and Risk.  Environmental regulation affects nearly all aspects of our operations.  These regulatory regimes are laws of general application that apply to us in the same manner as they apply to other companies and enterprises in the energy industry.  The regulatory regimes require us to obtain operating licenses and permits in order to operate, and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, and the refining, distribution and marketing of petroleum products and petrochemicals.  Environmental assessments and regulatory approvals are required before initiating most new major projects or undertaking significant changes to existing operations.  In addition to these specific, known requirements, we expect future changes to environmental legislation, including anticipated legislation to implement Canada’s ratification of the Kyoto Accord, will impose further requirements on companies operating in the energy industry.  Some of the issues that are or may in future be subject to environmental regulation include the possible cumulative impacts of oil sands development in the Athabasca region; storage, treatment, and disposal of hazardous or industrial waste; the need to reduce or stabilize various emissions to air and discharges to water; issues relating to global climate change, land reclamation and restoration;  Great Lakes water quality; and reformulated gasoline to support lower vehicle emissions (For example, see the discussion relating to our clean fuels capital projects, under the “Three Year Highlights” section of this AIF.).  Changes in environmental regulation could have a potentially adverse effect on us from the standpoint of product demand, product reformulation and quality, methods of production and distribution and costs.  For example, requirements for cleaner-burning fuels could cause additional costs to be incurred, which may or may not be recoverable in the marketplace.  The complexity and breadth of these issues make it extremely difficult to predict their future impact on us.  Management anticipates capital expenditures and operating expenses could increase in the future as a result of the implementation of new and increasingly stringent environmental regulations.  Compliance with environmental regulation can require significant expenditures and failure to comply with environmental regulation may result in the imposition of fines and penalties, liability for clean up costs and damages and the loss of important permits.

Another area of risk involves reclaiming tailings ponds.  To reclaim tailings ponds, we are using a process referred to as consolidated tailings technology.  At this time, no ponds have been fully reclaimed using this technology.  The success and time to reclaim the tailings ponds could increase or decrease the current asset retirement cost estimates.  We continue to monitor and assess other possible technologies and/or modifications to the consolidated tailings process now being used.

We are required to and have posted annually with Alberta Environment an irrevocable letter of credit equal to $0.03 per bbl of crude oil produced as of December 31, 2004 ($14 million as at December 31, 2004) as security for the estimated cost of our reclamation activity on Oil Sands Mining Leases 86 and 17.  For the Millennium and Steepbank mines, we have posted an irrevocable letter of credit equal to approximately $78 million, representing security for the estimated cost of reclamation activities up to the end of December 2004.  For Firebag, we have posted an irrevocable letter of credit equal to approximately $9 million, representing security for the estimated cost of reclamation activities relating to Firebag up to the end of December 2004.  For more information about our reclamation and environmental remediation obligations, refer to “Asset Retirement Obligations” under “Critical Accounting Estimates” in the “Suncor Overview and Strategic Priorities” section of our MD&A.

Over the past few years, legislation has been passed in Canada and the United States to reduce permitted levels of sulphur in transportation fuels.  For a discussion of projects planned or underway at our EM&R and R&M operations, see the information under the EM&R and R&M sections of “Narrative Description of the Business”, and under “Three Year Highlights”, in this Annual Information Form.  Projects to retrofit existing facilities to comply with these standards are subject to all risks inherent in large capacity projects, and to the additional risk that failure to meet legislated deadlines could have a material impact on the Company’s ability to market its products, potentially having a material impact on revenues and earnings.

Uncertainty of Reserve and Resource Estimates.   The reserves data and resource estimates for our Oil Sands and Natural Gas (NG) business units, included in our Annual Information Form, represent estimates only.  There are numerous uncertainties inherent in estimating quantities and quality of these proved and probable reserves and resources, including many factors beyond our control.

In general, estimates of economically recoverable reserves are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effect of regulation by governmental agencies, pricing assumptions, future royalties and future operating costs, all of which may vary considerably from actual results.  The accuracy of any reserve estimate is a matter of engineering interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time.  In the Oil Sands business unit, reserve and resource estimates are based upon a geological assessment, including drilling and laboratory tests, and also consider current production capacity and upgrading yields, current mine plans, operating life and regulatory constraints.  The Firebag reserves and resource estimates are based upon a geological assessment of data gathered from evaluation drilling, the testing of core samples and seismic operations and demonstrated commercial success of the in-situ process.  In the NG business unit, reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.  For these reasons, estimates of the economically recoverable reserves attributable to any particular group of properties, and in NG the classification of such reserves based on risk of recovery prepared by different engineers or by the same engineers at different times, may vary substantially.  At Oil Sands, the independent evaluation of mining reserves does not take into account the economic aspects of future reserves.  Our actual production, revenues, royalties, taxes and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material.

Labour Relations.  Hourly employees at our Oil Sands facility near Fort McMurray, our London terminal operation, our Sarnia refinery, our Denver refinery, and at Sun-Canadian Pipeline Company are represented by labour unions or employee associations.  Any work interruptions involving our employees, or contract trades utilized in our projects or operations, could materially and adversely affect our business and financial position.

Energy Trading Activities.  The nature of trading activities creates exposure to financial risks.  These include risks that movements in prices or values will result in a financial loss to the Company; a lack of counterparties will leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price; we will not receive funds or instruments from our counterparty at the expected time; the counterparty will fail to perform an obligation owed to us;  we will suffer a loss as a result of human error or deficiency in our systems or controls;  or we will suffer a loss as a result of contracts being unenforceable or transactions being inadequately documented.  A separate risk management function within the company develops and monitors practices and policies and provides independent verification and valuation of our trading and marketing activities.  However, we may experience significant financial losses as a result of these risks.

Governmental Regulation.  The oil and gas industry in Canada and the United States, including the oil sands industry and our downstream segment, operates under federal, provincial, state and municipal legislation.  This industry is also subject to regulation and intervention by governments in such matters as land tenure, royalties, government fees, production rates, environmental protection controls, the reduction of greenhouse gas emissions, the export of crude oil, natural gas and other products, the awarding or acquisition of exploration and production, oil sands or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.  Before proceeding with most major projects, including significant changes to existing operations, we must obtain regulatory approvals.  The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things.  In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments.  Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of projects and increased costs, all of which could negatively affect future earnings and cash flow.  Such regulations may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase our costs and have a material adverse effect on our financial condition.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Consolidated Financial Information

The following selected consolidated financial information for each of the years in the three-year period ended December 31, 2004 is derived from our 2004 Consolidated Financial Statements.  Our consolidated financial statements for each of the years in the three-year period ended December 31, 2004 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants.  The information set forth below should be read in conjunction with our MD&A and our 2004 Consolidated Financial Statements.

	Year ended December 31,(1)
($ millions except per share amounts)	2004	2003	2002

Revenues	8,621	6,571	5,032
Net earnings	1,100	1,075	749
Per common share (undiluted)	2.40	2.41	1.61
Per common share (diluted)	2.36	2.24	1.58
Cash flow from operations	2,021	2,079	1,440
Capital, acquisition and exploration expenditures	1,846	1,588	877

	Year ended December 31,
($ millions)	2004	2003

Total assets	11,804	10,501
Long-term debt	2,217	2,448
Accrued liabilities and other(1)	749	616
Shareholders’ equity	4,897	4,355

Note:

(1)           See Note 8 to our 2004 Consolidated Financial Statements, which is incorporated by reference herein.

The following table sets forth, for each of the two most recently completed financial years, the revenues for each category of our principal products or services that accounted for 15 per cent or more of our total consolidated revenues.

Revenues from:

($ millions)	2004		%	2003		%
Transportation fuel sales	4,293		50	2,986		45
Crude oil sales	3,064		36	2,371		36
Other	1,261		14	1,208		19
Total	8,618	(1)	100	6,565	(1)	100

Note:

(1)           Excludes interest income.

Dividend Policy and Record

Our Board of Directors has established a policy of paying dividends on a quarterly basis.  We review our policy from time to time in light of our financial position, financing requirements for growth, cash flow and other factors which our Board of Directors considers relevant.  In the second quarter of 2004, our Board of Director’s approved an increase in the quarterly dividend to $0.06 per share from $0.05 per share.

During 1999, we completed a Canadian offering of $276 million of 9.05% preferred securities and a U.S. offering of U.S.$162.5 million of 9.125% preferred securities, the proceeds of which totaled Canadian $507 million after issue costs of $17 million ($10 million after income tax credits of $7 million).  Our preferred securities were unsecured junior subordinated debt, due in 2048 and we redeemed these securities on March 15, 2004 for proceeds equal to the original principal amount of the preferred securities plus accrued and unpaid interest as at March 15, 2004.  For accounting purposes, the preferred securities were classified as share capital in the consolidated balance sheet and the interest distributions thereon, net of income taxes, were classified as dividends in our 2004 Consolidated Financial Statements, but generally treated as interest income to the recipient for Canadian or U.S. tax purposes.

The following table sets forth the per share amount of dividends we paid to shareholders during the last three years.

	Year Ended December 31,
	2004	2003	2002
Common Shares cash dividends	$0.23	$0.1925	$0.17
Preferred securities cash interest distributions(1)	$0.02	$0.10	$0.11

Dividends paid in common shares	—	—	—

Note:

(1)           Per share preferred securities cash interest distributions were calculated as total preferred securities dividends divided by the weighted average outstanding common shares in the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our MD&A, dated February 23, 2005, is incorporated by reference herein and forms an integral part of this Annual Information Form, and should be read in conjunction with our 2004 Consolidated Financial Statements and the notes thereto.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, issuable in series.  As at December 31, 2004, a total of 454,240,626 common shares were issued and outstanding and no preferred shares had been issued.

Each common share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of another class or series are entitled to vote.  Each common share entitles the holder to one vote.  The holders of common shares, in the discretion of the board of directors, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the preferred shares of any series or any other series ranking prior to the common shares as to the payment of dividends, any dividends declared and payable on the common shares.  Upon any liquidation, dissolution or winding-up of Suncor, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs, the holders of the common shares are entitled to share on a share-for-share basis in the distribution, except for the prior rights of the holders of the preferred shares of any series, or any other class ranking prior to the common shares.  There are no pre-emptive or conversion rights, and the common shares are not subject to redemption.  All common shares currently outstanding and to be outstanding upon exercise of outstanding options are, or will be, fully paid and non-assessable.

Ratings

At December 31, 2004, our current long-term senior debt ratings are, A(low) by Dominion Bond Rating Service,  A3 by Moody’s Investor Service and A- by Standard & Poor’s and our current commercial paper debt rating is R-1(low) (Dominion Bond Rating Services).  All debt ratings have a stable outlook.  In 2003, Moody’s removed its negative outlook in response to our debt reduction over the previous two years.

Dominion Bond Rating Service’s (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of A (low) by DBRS is the third highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality.  Protection of interest and principal is still substantial, but the degree of strength is less that with AA rated entities.  Entities in the A category may be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.  The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.  The “high” and “low” grades are not used for the AAA category.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of A3 by Moody’s is the third highest of nine categories and is assigned to debt securities which are considered upper-medium grade obligations and are subject to low credit risk.  Moody’s appends numerical modifiers 1, 2 or 3 to each generic rating classification.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard and Poor’s (“S&P”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of A- by S&P is the third highest of eleven categories and indicates that the obligor is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligors in the higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.  The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

DBRS’s commercial paper credit ratings are on a on a short-term debt rating scale that ranges from R-1(high) to D, which represent the range from highest to lowest quality of such securities rated.  A rating of R-1(low) by DBRS is the third highest of ten categories and is assigned to debt securities considered to be of satisfactory credit quality.  The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable, and any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to the market price or suitability for a particular investor.  Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

MARKET FOR OUR SECURITIES

Our common shares are listed on the Toronto Stock Exchange in Canada, and on the New York Stock Exchange in the United States.

Price Range and Trading Volume of Common Shares

Toronto Stock Exchange
2004

	Price Range		Trading Volume
	High	Low	(000’s)
January	35.05	31.62	33,917
February	35.52	32.82	26,579
March	38.02	34.60	37,385
April[	36.80	30.95	42,573
May	35.83	31.38	36,158
June	36.35	31.94	28,985
July	38.75	32.80	35,606
August	39.75	35.29	36,023
September	41.49	36.38	30,910
October	44.49	39.66	34,179
November	42.40	38.53	30,231
December	43.00	38.20	25,599

New York Stock Exchange
2004

	Price Range		Trading Volume
	High	Low	(000’s)
January	27.03	24.68	15,517
February	26.73	24.70	13,732
March	28.75	26.06	15,872
April	28.09	22.55	21,544
May	25.95	23.20	17,155
June	26.68	23.60	20,555
July	29.18	24.90	18,114
August	30.00	27.01	24,468
September	32.63	27.84	21,938
October	36.15	31.35	25,285
November	35.54	32.11	20,834
December	35.69	31.16	20,417

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Reference is made to the information under the heading, “Election of Directors” on pages 4 - 7 inclusive of Suncor’s Management Proxy Circular dated March 24, 2005 for information regarding our directors, which information is incorporated by reference into this Annual Information Form.

Executive Officers

The following individuals are the executive officers of Suncor.  Except where otherwise indicated, these individuals held the offices set out opposite their respective names as at December 31, 2004 and as of the date hereof.

Name and Municipality of Residence	Office(1)

J. KENNETH ALLEY	Senior Vice President and Chief Financial Officer
Calgary, Alberta

MIKE M. ASHAR	Executive Vice President, Refining and Marketing – U.S.A.
Denver, Colorado

DAVID W. BYLER	Executive Vice President, Natural Gas and Renewable Energy
Cochrane, Alberta

RICHARD L. GEORGE	President and Chief Executive Officer
Calgary, Alberta

TERRENCE J. HOPWOOD	Senior Vice President and General Counsel
Calgary, Alberta

SUE LEE	Senior Vice President, Human Resources and Communications
Calgary, Alberta

KEVIN D. NABHOLZ	Executive Vice President, Major Projects
Calgary, Alberta

THOMAS L. RYLEY	Executive Vice President, Energy, Marketing and Refining - Canada
Toronto, Ontario

STEVEN W. WILLIAMS	Executive Vice President, Oil Sands
Fort McMurray, Alberta

Note:

(1)           Offices shown are positions held by the officers in relation to business units of Suncor Energy Inc. and its subsidiaries on a consolidated basis.  On a legal entity basis, Mr. Ashar is President of Suncor Energy (U.S.A.) Inc., Suncor’s U.S. based downstream subsidiary, Mr. Ryley is the President of Suncor’s Canadian based downstream subsidiaries, Suncor Energy Marketing Inc. and Suncor Energy Products Inc., respectively, and Mr. Nabholz is Executive Vice-President of Suncor Energy Services Inc., which provides major projects and other shared services to the Suncor group of companies.

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

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, we confirm that, as at the date hereof:

(i)            in the last ten years, no director or executive officer of Suncor is or has been a director or officer of another issuer that, while that person was acting in that capacity,

(a)           was the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days;

(b)           was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;  or

(c)           became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Canfield, a director of Suncor who was a director of Royal Trust Co. in 1994 when it entered into a plan of arrangement with creditors and Mr. Korthals, a director of Suncor who was a director of Anvil Range Mining Corporation, which sought protection under the Companies Creditors Arrangement Act (Canada) in 1998;

(ii)           no director or executive officer of Suncor has

(a)           been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority;  or

(b)           has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

(iii)          no director or executive officer of Suncor nor any personal holding company controlled by such person has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;  and

(iv)          no director or executive officer has any direct or indirect material interest in respect of any matter that has materially affected or will materially affect Suncor or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of Suncor securities or any associate or affiliate of these persons has, or has had, any material interest in any transaction or any proposed transaction that has materially affected or will materially affect us or any of our affiliates, within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Montreal, Toronto and Vancouver and Computershare Trust Company Inc. in Denver, Colorado.

INTERESTS OF EXPERTS

As at the date hereof the principles of Gilbert Laustsen Jung Associates Ltd., as a group, beneficially owned, directly or indirectly, less than 1% of our outstanding securities, including the securities of our associates and affiliates.

FEES PAID TO AUDITORS

Fees Paid to Auditors

Reference is made to the information under the heading, “Appointment of Auditors” on page 8 of Suncor’s Management Proxy Circular dated March 24, 2005 for information regarding fees paid by Suncor to its auditors for the last two completed fiscal years, which information is incorporated by reference into this Annual Information Form.

Audit Committee Pre-Approval Policies for Non Audit Services

Our Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has a policy governing the provision of these services.  A copy of our policy relating to Audit Committee approval of fees paid to our auditors, in compliance with the Sarbanes Oxley Act of 2002, is attached as Schedule ”A” to this Annual Information Form.

RELIANCE ON EXEMPTIVE RELIEF

We are reporting our reserves data in accordance with, and are relying on, the terms of the following MRRS Decision Document: In the Matter of the Securities Legislation of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut AND In the Matter of The Mutual Reliance Review System for Exemptive Relief Applications AND In the Matter of Suncor Energy Inc., December 22, 2003 (the “Decision Document”).

Our reserves data consists of the following:

•      net proved working interest oil and gas reserve quantities relating to oil and gas operations, other than mining, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions as of a point in time, namely December 31, 2004, and the related standardized measure;

•      gross proved and probable working interest oil reserve quantities relating to surface mineable oil sands operations estimated as at December 31, 2004;  and

•      gross proved and probable working interest oil and gas reserve quantities relating to Firebag in-situ leases, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions, generally intended to represent a normalized annual average for the year in accordance with CSA Staff Notice 51-315.

Our estimates of reserves and related standardized measure of discounted future net cash flows (the “standardized measure”) were evaluated or reviewed in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) modified to the extent necessary to reflect the terminology and standards of US disclosure requirements, including:

•      the information required by the United States Financial Accounting Standards Board, including Financial Accounting Standard No. 69;

•      the information required by SEC Industry Guide 2 Disclosure of Oil and Gas Operations, as amended from time to time;  and

•      certain other information required in accordance with US disclosure practices.

If we had been reporting our reserves data in accordance with National Instrument 51-101 and had not been relying on the terms of the Decision Document, we would have been required to report gross and net reserves data consisting of the following:

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

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party or of which any of our property is the subject, nor are there any proceedings known by us to be contemplated that involves a claim for damages exceeding ten percent of our current assets, other than the claims by John S. Rendall against us, our President and Chief Executive Officer, Syncrude (Canada), Inc., Shell (Canada) Inc., Exxon-Mobil, Inc., Deutsche Bank, AG, Raymond and Rawl (Exxon), Bob Pitmann, Al Hyndman, Helmar Kopper and Merrill Lynch and the claim by W. Jack Butler against us, Syncrude (Canada), Inc., Deutsche Morgan Grenfell, Inc., Exxon-Mobil Corporation, Deutsche Bank, AG and Merrill Lynch, Pierce Fenner and Smith, Inc., both recently dismissed by the Second Judicial District Court, County of Bernalillio, New Mexico, USA and subsequently appealed by the Plaintiffs.  The total amount of the claims is $21.5 billion, plus unquantified damages and involves an allegation that we and various other defendants caused the bankruptcy of Solv-Ex.  The claims involve allegations of breach of contract, fraud, aiding and abetting tortuous conduct, interference with economic advantage, breach of fiduciary duty, aiding and abetting such breaches, breach of trust, conspiracy under U.S. racketeering statutes and anti-trust law, intentional infliction of emotional distress and malicious abuse of process.  The appeals were filed in early 2005.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our most recent management proxy circular for our most recent annual meeting of our shareholders that involved the election of directors.  Additional financial information is provided in our 2004 Consolidated Financial Statements.

Further information about Suncor, filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the Annual Information Form (AIF/40-F) is available online at www.sedar.com and www.sec.gov.  In addition, our Standards of Business Conduct Code is available online at www.suncor.com.

SCHEDULE "A"

***Approved and Accepted April 28, 2004***

SUNCOR ENERGY INC.

POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT

AND NON-AUDIT SERVICES

Pursuant to the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-110, the Securities and Exchange Commission and the Ontario Securities Commission respectively has adopted final rules relating to audit committees and auditor independence.  These rules require the Audit Committee of Suncor Energy Inc (“Suncor”) to be responsible for the appointment, compensation, retention and oversight of the work of its independent auditor.  The Audit Committee must also pre-approve any audit and non-audit services performed by the independent auditor or such services must be entered into pursuant to pre-approval policies and procedures established by the Audit Committee pursuant to this policy.

I.              STATEMENT OF POLICY

The Audit Committee has adopted this Policy and Procedures for Pre-Approval of Audit and Non-Audit Services (the “Policy”), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor will be pre-approved.  The procedures outlined in this Policy are applicable to all Audit, Audit-Related, Tax Services and All Other Services provided by the independent auditor.

II.            RESPONSIBILITY

Responsibility for the implementation of this Policy rests with the Audit Committee.  The Audit Committee delegates its responsibility for administration of this policy to management.  The Audit Committee shall not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

III.           DEFINITIONS

For the purpose of these policies and procedures and any pre-approvals:

a)             “Audit services” include services that are a necessary part of the annual audit process and any activity that is a necessary procedure used by the auditor in reaching an opinion on the financial statements as is required under generally accepted auditing standards (“GAAS”), including technical reviews to reach audit judgement on accounting standards;

The term “audit services” is broader than those services strictly required to perform an audit pursuant to GAAS and include such services as:

i)              the issuance of comfort letters and consents in connections with offerings of securities;

ii)             the performance of domestic and foreign statutory audits;

iii)            Attest services required by statute or regulation;

iv)           Internal control reviews; and

v)            Assistance with and review of documents filed with the Canadian Securities administrators, the Securities and Exchange Commission and other regulators having jurisdiction over Suncor and its subsidiaries, and responding to comments from such regulators;

b)            “Audit-related services” are assurance (e.g. due diligence services) and related services traditionally performed by the external auditors and that are reasonably related to the performance of the audit or review of financial statements and not categorized under “audit fees” for disclosure purposes.

“Audit-related services” include:

i)              employee benefit plan audits, including audits of employee pension plans;

ii)             due diligence related to mergers and acquisitions;

iii)            consultations and audits in connection with acquisitions, including evaluating the accounting treatment for proposed transactions;

iv)           internal control reviews;

v)            attest services not required by statute or regulation; and

vi)           consultations regarding financial accounting and reporting standards;

Non-financial operational audits are not “audit-related” services;

c)             “Tax services” include but are not limited to services related to the preparation of corporate and/or personal tax filings, tax due diligence as it pertains to mergers, acquisitions and/or divestitures and tax planning;

d)            “All other services” consist of any other work that is neither an Audit service, nor an Audit-Related service nor a Tax service, the provision of which by the independent auditor is not expressly prohibited by Rule 2-01(c)(7) of Regulation S-X under the Securities and Exchange Act of 1934, as amended. (See Appendix A for a summary of the prohibited services.)

IV.           GENERAL POLICY

The following general policy applies to all services provided by the independent auditor:

•              All services to be provided by the independent auditor will require specific pre-approval by the Audit Committee.  The Audit Committee will not approve engaging the independent auditor for services which can reasonably be classified as “tax services” or “all other services” unless a compelling business case can be made for retaining the independent auditor instead of another service provider.

•              The Audit Committee will not provide pre-approval for services to be provided in excess of twelve months from the date of the pre-approval, unless the Audit Committee specifically provides for a different period.

•              The Audit Committee has delegated authority to pre-approve services with an estimated cost not exceeding $100,000 in accordance with this Policy to the Chairman of the Audit Committee. The delegate member of the Audit Committee must report any pre-approval decision to the Audit Committee at its next meeting.

•              The Chairman of the Audit Committee may delegate his authority to pre-approve services to another sitting member of the Audit Committee provided that the recipient has also

2

been delegated the authority to act as Chairman of the Audit Committee in the Chairman’s absence.  A resolution of the Audit Committee is required to evidence the Chairman’s delegation of authority to another Audit Committee member under this policy.

•              The Audit Committee will, from time to time, but no less than annually, review and pre-approve the services that may be provided by the independent auditor.

•              The Audit Committee must establish pre-approval fee levels for services provided by the independent auditor on an annual basis.  On at least a quarterly basis, the Audit Committee will be provided with a detailed summary of fees paid to the independent auditor and the nature of the services provided and a forecast of fees and services that are expected to be provided during the remainder of the fiscal year.

•              The Audit Committee will not approve engaging the independent auditor to provide any prohibited non-audit services as set forth in Appendix A.

•              The Audit Committee shall evidence their pre-approval for services to be provided by the independent auditor as follows:

a)             In situations where the Chairman of the Audit Committee pre-approves work under his delegation of authority, the Chairman will evidence his pre-approval by signing and dating the pre-approval request form, attached as Appendix B.  If it is not practicable for the Chairman to complete the form and transmit it to the Company prior to engagement of the independent audit, the Chairman may provide verbal or email approval of the engagement, followed up by completion of the request form at the first practical opportunity.

b)            In all other situations, a resolution of the Audit Committee is required.

•              All audit and non-audit services to be provided by the independent auditors shall be provided pursuant to an engagement letter that shall:

a)             be in writing and signed by the auditors

b)            specify the particular services to be provided

c)             specify the period in which the services will be performed

d)            specify the estimated total fees to be paid, which shall not exceed the estimated total fees approved by the Audit Committee pursuant to these procedures, prior to application of the 10% overrun.

e)             include a confirmation by the auditors that the services are not within a category of services the provision of which would impair their independence under applicable law and Canadian and U.S. generally accepted accounting standards.

•              The Audit Committee pre-approval permits an overrun of fees pertaining to a particular engagement of no greater than 10% of the estimate identified in the associated engagement letter.  The intent of the overrun authorization is to ensure on an interim basis only, that services can continue pending a review of the fee estimate and if required, further Audit Committee approval of the overrun.  If an overrun is expected to exceed the 10% threshold, as soon as the overrun is identified, the Audit Committee or its designate must be notified and an additional pre-approval obtained prior to the engagement continuing.

3

V.            RESPONSIBILITIES OF EXTERNAL AUDITORS

To support the independence process, the independent auditors will:

a)             Confirm in each engagement letter that performance of the work will not impair independence;

b)            Satisfy the Audit Committee that they have in place comprehensive internal policies and processes to ensure adherence, world-wide, to independence requirements, including robust monitoring and communications;

c)             Provide communication and confirmation to the Audit Committee regarding independence on at least a quarterly basis;

d)            Maintain registration by the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board;

e)             Review their partner rotation plan and advise the Audit Committee on an annual basis.

In addition, the external auditors will:

a)             Provide regular, detailed fee reporting including balances in the “Work in Progress” account;

b)            Monitor fees and notify the Audit Committee as soon as a potential overrun is identified.

VI.           DISCLOSURES

Suncor will, as required by applicable law, annually disclose its pre-approval policies and procedures, and will provide the required disclosure concerning the amounts of audit fees, audit-related fees, tax fees and all other fees paid to its outside auditors in its filings with the SEC.

*     *     *

4

Appendix A

Prohibited Non-Audit Services

An external auditor is not independent if, at any point during the audit and professional engagement period, the auditor provides the following non-audit services to an audit client.

Bookkeeping or other services related to the accounting records or financial statements of the audit client.  Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

Maintaining or preparing the audit client’s accounting records;

Preparing Suncor’s financial statements that are filed with the Securities and Exchange Commission (“SEC”) or that form the basis of financial statements filed with the SEC; or

Preparing or originating source data underlying Suncor’s financial statements.

Financial information systems design and implementation.  Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

Directly or indirectly operating, or supervising the operation of, Suncor’s information system or managing Suncor’s local area network; or

Designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to Suncor’s financial statements or other financial information systems taken as a whole.

Appraisal or valuation services, fairness opinions or contribution-in-kind reports.  Any appraisal service, valuation service or any service involving a fairness opinion or contribution-in-kind report for Suncor, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Actuarial services.  Any actuarially-oriented advisory service involving the determination of amounts recorded in the financial statements and related accounts for Suncor other than assisting Suncor in understanding the methods, models, assumptions, and inputs used in computing an amount, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Internal audit outsourcing services.  Any internal audit service that has been outsourced by Suncor that relates to Suncor’s internal accounting controls, financial systems, or financial statements, unless it is reasonable to conclude that the result of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Management functions.  Acting, temporarily or permanently, as a director, officer, or employee of Suncor, or performing any decision-making, supervisory, or ongoing monitoring function for Suncor.

Human resources.

Searching for or seeking out prospective candidates for managerial, executive, or director positions;

Engaging in psychological testing, or other formal testing or evaluation programs;

Undertaking reference checks of prospective candidates for an executive or director position;

Acting as a negotiator on Suncor’s behalf, such as determining position, status or title, compensation, fringe benefits, or other conditions of employment; or

Recommending, or advising Suncor to hire a specific candidate for a specific job (except that an accounting firm may, upon request by Suncor, interview candidates and advise Suncor on the candidate’s competence for financial accounting, administrative, or control positions.)

1

Broker-dealer, investment adviser or investment banking services.  Acting as a broker-dealer (registered or unregistered), promoter, or underwriter, on behalf of Suncor, making investment decisions on behalf of Suncor or otherwise having discretionary authority over Suncor’s investments, executing a transaction to buy or sell Suncor’s investment, or having custody of Suncor’s assets, such as taking temporary possession of securities purchased by Suncor.

Legal services.  Providing any service to Suncor that, under circumstances in which the service is provided, could be provided only by someone licensed, admitted, or otherwise qualified to practice law in the jurisdiction in which the service is prohibited.

Expert services unrelated to the audit.  Providing an expert opinion or other expert service for Suncor, or Suncor’s legal representative, for the purpose of advocating Suncor’s interest in litigation or in a regulatory or administrative proceeding or investigation.  In any litigation or regulatory or administrative proceeding or investigation, an accountant’s independence shall not be deemed to be impaired if the accountant provides factual accounts, including testimony, of work performed or explains the positions taken or conclusions reached during the performance of any service provided by the accountant for Suncor.

2

Appendix B

Pre-approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn $)

Total

Date	Signature

3

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

Management of Suncor Energy Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas and surface mineable oil sands activities in accordance with securities regulatory requirements.  This information includes reserves data, which consist of the following:

(a)           proved working interest oil and gas reserve quantities relating to oil and gas operations, other than mining, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions as of a point in time, namely December 31, 2004, and the related standardized measure;

(b)           proved and probable working interest oil reserve quantities relating to surface mineable oil sands operations estimated as at December 31, 2004;  and

(c)           proved and probable working interest oil and gas reserve quantities relating to Firebag in-situ leases, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions, generally intended to represent a normalized annual average for the year in accordance with CSA Staff Notice 51-315.

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

1

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“RICHARD L. GEORGE”

RICHARD L. GEORGE

President and Chief Executive Officer

“J. KENNETH ALLEY”

J. KENNETH ALLEY

Senior Vice President and Chief Financial Officer

“JOHN T. FERGUSON”

JOHN T. FERGUSON

Director

“JR SHAW”

JR SHAW

Chairman of the Board of Directors

March 21, 2005

2

Gilbert Laustsen Jung Associates Ltd. Petroleum Consultants 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR

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

We have evaluated the Company’s reserves data as at December 31, 2004.  The reserves data consist of the following:

proved working interest oil and gas reserve quantities relating to oil and gas operations, other than mining, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions as of a point in time, namely December 31, 2004, and the related standardized measure;

proved and probable working interest oil reserve quantities relating to surface mineable oil sands operations estimated as at December 31, 2004;  and proved and probable working interest oil and gas reserve quantities relating to Firebag in-situ leases, estimated as at December 31, 2004 using constant dollar cost and pricing assumptions, generally intended to represent a normalized annual average for the year in accordance with CSA Staff Notice 51-315.

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

1

The following table sets forth the estimated standardized measure of future cash flows (before deducting income taxes) attributed to proved oil and gas reserve quantities not related to mining operations, estimated using constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended, December 31, 2004:

Standardized Measure of Future Cash Flows for Proved Oil and Gas Reserve Quantities (before income taxes, 10% discount rate)
Preparation Date of Report	Location of Reserves	Evaluated	Reviewed	Total
February 17, 2005	Canada	$1,337 million (94%)	$85 million (6%)	$1,422 million (100%)

In addition, all proved plus probable company gross reserves have been evaluated for Suncor’s oil sands mining properties located in Canada and all reserves and resources have been evaluated or reviewed for all of Suncor’s oil and gas plus mining operations.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, as modified or amended as set out above. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

We have no responsibility to update our reports evaluating reserves data of the Company by us for the year ended December 31, 2004 for events and circumstances occurring after the preparation dates of our reports.

Reserves are estimates only, and not exact quantities. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.,

Calgary, Alberta, Canada

“GILBERT LAUSTSEN JUNG ASSOCIATES LTD.”

Harry Jung, P. Eng.

President

Calgary, Alberta, Canada

March 21, 2005

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

DISCLOSURE CONTROLS AND PROCEDURES

See page 34 and 35 of Exhibit 99-2.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See page 55 of Exhibit 99-1.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See page 56 and 57 of Exhibit 99-1.

AUDIT COMMITTEE FINANCIAL EXPERT

See pages 25 and 37 of Appendix B of Exhibit 99-3.

CODE OF ETHICS

See pages 26 and 31 of Exhibit 99-3 and page 45 of our Annual Information Form.

FEES PAID TO PRINCIPAL ACCOUNTANT

See page 8 of Exhibit 99-3.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

See page 44 of Annual Information Form.

APPROVAL OF NON-AUDIT SERVICES

See page 8 of Exhibit 99-3.

OFF-BALANCE SHEET ARRANGEMENTS

See pages 22 and 23 of Exhibit 99-2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See pages 22 and 23 of Exhibit 99-2.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 28 of Exhibit 99-3.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.

DATE:	March 30, 2005	PER:	“RICHARD L. GEORGE”
RICHARD L. GEORGE
President and Chief Executive
Officer

EXHIBIT INDEX

Exhibit No.	Description

99-1	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2004, including reconciliation to U.S. GAAP (Note 19)

99-2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004, dated February 23, 2005

99-3	Excerpts from pages 8, 25, 26, 28, 31 and 37 inclusive of Suncor Energy Inc.’s Management Proxy Circular dated February 28, 2005

99-4	Consent of PricewaterhouseCoopers LLP

99-5	Consent of Gilbert Laustsen Jung Associates Ltd.

99-6	Certificate of President and Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)

99-7	Certificate of Senior Vice President and Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)

99-8	Certificate of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99-9	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002