Form 40-F
period 2015-12-31
SUNCOR ENERGY INC
filed 2016-02-26
CIK 311337

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2015 No. 1-12384

SUNCOR ENERGY INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

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

Common Shares	As of December 31, 2015 there were 1,446,013,653 Common Shares issued and outstanding
Preferred Shares	None

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

 INCORPORATION BY REFERENCE

        The Registrant's Annual Information Form dated February 25, 2016, included in this annual report on Form 40-F, and Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2015, included as Exhibit 99-1 and Exhibit 99-2, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, each of the Registrant's Registration Statements under the Securities Act of 1933: Form F-80 (File No. 333-209645), Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-196501).

 ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM DATED FEBRUARY 25, 2016

TABLE OF CONTENTS

1	Advisories

2	Glossary of Terms and Abbreviations
2	Common Industry Terms
4	Common Abbreviations
4	Conversion Table

5	Corporate Structure
5	Name and Incorporation
5	Intercorporate Relationships

6	General Development of the Business
6	Overview
8	Three-Year History

10	Narrative Description of Suncor's Businesses
10	Oil Sands
15	Exploration and Production
19	Refining and Marketing
23	Other Suncor Businesses

24	Suncor Employees

25	Social and Environmental Policies

26	Statement of Reserves Data and Other Oil and Gas Information
28	Oil and Gas Reserves Tables and Notes
33	Future Net Revenues Tables and Notes
39	Additional Information Relating to Reserves Data

49	Industry Conditions

55	Risk Factors

63	Dividends

64	Description of Capital Structure

66	Market for Securities

67	Directors and Executive Officers

73	Audit Committee Information

75	Legal Proceedings and Regulatory Actions

75	Interest of Management and Others in Material Transactions

75	Transfer Agent and Registrar

75	Material Contracts

75	Interests of Experts

76	Disclosure Pursuant to the Requirements of the New York Stock Exchange

76	Additional Information

77	Advisory – Forward-Looking Information and Non-GAAP Financial Measures

Schedules
A-1	SCHEDULE "A" – AUDIT COMMITTEE MANDATE
B-1	SCHEDULE "B" – SUNCOR ENERGY INC. POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
C-1	SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
D-1	SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
E-1	SCHEDULE "E" – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

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

References to the 2015 audited Consolidated Financial Statements mean Suncor's audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), which is within the framework of International Financial Reporting Standards (IFRS), the notes and the auditors' report, as at and for each year in the two-year period ended December 31, 2015. References to our MD&A mean Suncor's Management's Discussion and Analysis, dated February 25, 2016.

This AIF contains forward-looking statements based on Suncor's current plans, expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document in the Risk Factors section, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisory – Forward-Looking Information and Non-GAAP Financial Measures section of this AIF for information regarding risk factors and material assumptions underlying our forward-looking statements.

Information contained in or otherwise accessible through Suncor's website www.suncor.com does not form a part of this AIF and is not incorporated into the AIF by reference.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    1

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

  Bitumen is a naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow or be pumped without being diluted or heated, and that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods. After it is extracted, bitumen may be upgraded into crude oil and other petroleum products.

  Light Crude Oil is crude oil with a relative density greater than 31.1 degrees API gravity.

  Medium Crude Oil is crude oil with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity.

  Heavy Crude Oil is crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.

  Oil sands are naturally occurring stratified deposits of unconsolidated sand/sandstone and other sedimentary rocks saturated with varying amounts of water and bitumen.

  Synthetic crude oil (SCO) is a mixture of liquid hydrocarbons derived by upgrading bitumen, or derived from gas to liquid conversion and may contain sulphur or other compounds. Yields of SCO from Suncor's upgrading processes are approximately 80% of bitumen feedstock input, and may vary depending on the source of bitumen. SCO with lower sulphur content is referred to as sweet synthetic crude oil, while SCO with higher sulphur content is referred to as sour synthetic crude oil.

Natural gas is a naturally occurring mixture of hydrocarbon gases and other gases.

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

Oil and gas exploration and development terms

Development costs are costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing oil and gas from reserves.

Exploration costs are costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells.

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

  Disposal wells are drilled in areas where waste fluids can be injected for safe disposal. These wells are subject to regulatory requirement to avoid the contamination of freshwater aquifers.

  Dry holes are exploratory or development wells found to be incapable of producing either oil or gas in sufficient quantities to justify the completion as an oil or gas well.

  Exploratory wells are drilled in a territory without existing proved reserves, with the intention of discovering commercial reservoirs or deposits of crude oil and/or natural gas.

2   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

  Infill wells are drilled between existing development wells to target regions of the reservoir containing bypassed hydrocarbons or to accelerate production.

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

Production terms

Downstream refers to the refining of crude oil and the selling and distribution of refined products in retail and wholesale channels.

Feedstock generally refers either to (i) the bitumen required in the production of SCO for the company's oil sands operations, or (ii) crude oil and/or other components required in the production of refined petroleum product for the company's downstream operations.

Extraction refers to the process of separating bitumen from oil sands.

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

Tailings Reduction Operations (TROTM) is a process involving the conversion of fluid fine tailings into a solid landscape suitable for reclamation. In this process, mature fine tailings are mixed with a polymer flocculent and deposited in thin layers over sand beaches with shallow slopes. The resulting product is a dry material that is capable of being reclaimed in place or moved to another location for final reclamation.

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

Upstream refers to the exploration, development and production of crude oil, bitumen or natural gas.

Reserves

Please refer to the Definitions for Reserves Data Tables section of the Statement of Reserves Data and Other Oil and Gas Information in this AIF.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    3

Common Abbreviations

The following is a list of abbreviations that may be used in this AIF:

Measurement

bbl(s)	barrel(s)
bbls/d	barrels per day
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
mmbbls/d	millions of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mmboe	millions of barrels of oil equivalent
mmboe/d	millions of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcf/d	thousands of cubic feet of natural gas per day
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
bcf	billions of cubic feet of natural gas
bcfe	billions of cubic feet of natural gas equivalent

GJ	gigajoules
mmbtu	millions of British thermal units

API	American Petroleum Institute
CO2e	carbon dioxide equivalent
m3	cubic metres
m3/d	cubic metres per day
km	kilometres
MW	megawatts
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Products, Markets and Processes

WTI	West Texas Intermediate
WCS	Western Canadian Select
NGL(s)	natural gas liquid(s)
LPG	liquefied petroleum gas
SCO	synthetic crude oil
NYMEX	New York Mercantile Exchange

TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange

SAGD	steam-assisted gravity drainage
PSC	production sharing contract
EPSA	exploration and production sharing agreement

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
1 hectare = 2.5 acres
(1)
Conversion using the above factors on rounded numbers appearing in this AIF may produce small differences from reported amounts as a result of rounding.

(2)
Some information in this AIF is set forth in metric units and some in imperial units.

4   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

CORPORATE STRUCTURE

Name and Incorporation

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the Canada Business Corporations Act (the CBCA) on August 22, 1979, of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, the company further amalgamated with a wholly owned subsidiary under the CBCA. We amended our articles in 1995 to move our registered office from Toronto, Ontario, to Calgary, Alberta, and again in April 1997 to adopt the name, "Suncor Energy Inc." In April 1997, May 2000, May 2002, and May 2008, the company amended its articles to divide its issued and outstanding shares on a two-for-one basis.

Pursuant to an arrangement under the CBCA, which was completed effective August 1, 2009, Suncor amalgamated with Petro-Canada to form a single corporation continuing under the name "Suncor Energy Inc."

Our registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Material subsidiaries, each of which was owned 100%, directly or indirectly, by the company as at December 31, 2015, are as follows:

Name	Jurisdiction Where Organized	Description

Canadian operations

Suncor Energy Oil Sands Limited Partnership	Canada	This partnership holds most of the company's oil sands assets.

Suncor Energy Products Inc.	Canada	A subsidiary that holds interests in the company's energy marketing and renewable energy businesses, and which is a partner of Suncor Energy Products Partnership.

Suncor Energy Products Partnership	Canada	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Canada	A subsidiary of Suncor Energy Products Inc. through which production from our upstream North American businesses is marketed. Through this subsidiary, we also administer Suncor's energy trading and power activities, market certain third-party products, procure crude oil feedstock and natural gas for our downstream business, and procure and market NGLs and LPG for our downstream business.

U.S. operations

Suncor Energy (U.S.A.) Marketing Inc.	U.S.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations. Through this subsidiary, we also administer Suncor's U.S. energy trading activities.

Suncor Energy (U.S.A.) Inc.	U.S.	A subsidiary through which our U.S. refining and marketing operations are conducted.

International operations

Suncor Energy UK Limited	U.K.	A subsidiary through which the majority of our operations in the U.K. are conducted.

The company's remaining subsidiaries each accounted for (i) less than 10% of the company's consolidated assets as at December 31, 2015, and (ii) less than 10% of the company's consolidated operating revenues for the fiscal year ended December 31, 2015. In aggregate, the remaining subsidiaries as at December 31, 2015, accounted for less than 20% of each of (i) and (ii) described above. As at the date hereof, Suncor owns 84.2% of the issued and outstanding shares of Canadian Oil Sands Limited (COS), a company that is organized under the laws of Alberta.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    5

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically, we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, power and byproducts.

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, cogeneration units, energy and reclamation facilities, such as Suncor's TROTM assets.

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

•
Oil Sands ventures operations include Suncor's 50.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 36.75% interest in the Joslyn North mining prospect. The company also holds a 12.0% working interest in the Syncrude oil sands mining and upgrading joint arrangement and currently holds an additional 30.9% indirectly through its 84.2% ownership of COS, which owns a 36.74% interest in the Syncrude joint arrangement.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production (E&P) segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.13% interest in the Hibernia Southern Extension Unit (HSEU), which was reset from 19.51%, effective December 1, 2015. Suncor also holds a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions. Effective January 1, 2016, a reset of Suncor's working interest in the Hebron project resulted in a decrease from 22.73% to 21.03%. Other than Terra Nova, all of the projects are operated by other companies. Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% working interest in Golden Eagle Area Development (GEAD). Both operations are located in the U.K. sector of the North Sea and are operated by another company. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to EPSAs, working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Production in Libya remained substantially shut in at the end of 2015 due to political unrest, with the timing of a return to normal operations remaining uncertain. Suncor also owns, pursuant to a PSC, an interest in the Ebla gas development in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

6   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a refinery located in Montreal, Quebec, a refinery located in Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures and blends products which are marketed worldwide.

•
Western North America operations include refineries located in Edmonton, Alberta and Commerce City,  Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant, a sulphur recovery facility, pipelines and product terminals in Canada and the U.S.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-CanadaTM and SunocoTM branded-dealers in Canada and other retail stations in Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada. Lubricant products are marketed worldwide through company-operated locations and distributor networks.

CORPORATE, ENERGY TRADING AND GROUP ELIMINATIONS

The grouping Corporate, Energy Trading and Group Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six wind facilities across Canada, including Cedar Point, which commenced operations in 2015, and the St. Clair ethanol plant in Ontario.

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    7

Three-Year History

Over the last three years, several events have influenced the general development of Suncor's business.

2013

•
Voyageur oil sands upgrader project deferred. Suncor determined not to proceed with the Voyageur upgrader project in response to changed market conditions that challenged the project economics. Concurrently, Suncor acquired Total E&P Canada Ltd.'s (Total E&P) interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million to gain full control of VULP's assets, including a hot bitumen blending facility and tankage used to support the company's growing Oil Sands operations.

•
Majority of natural gas business in Western Canada sold. Suncor sold its conventional natural gas business in Western Canada for gross proceeds of $1 billion, before closing adjustments and other closing costs. The sale included properties in Alberta, northeast British Columbia and southern Saskatchewan but excluded the majority of Suncor's unconventional natural gas properties in the Kobes region (Montney formation) of northeast British Columbia and unconventional oil properties in the Wilson Creek area (Cardium formation) of central Alberta.

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

•
Firebag ramp-up completed. Ramp-up of Firebag Stage 4 was completed and the complex ended 2013 achieving daily production rates of approximately 95% of nameplate capacity of 180 mbbls/d.

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

•
Fort Hills project sanctioned. Suncor and project co-owners unanimously agreed to proceed with the Fort Hills oil sands mining project. The project is scheduled to produce first oil by the fourth quarter of 2017 and is expected to ramp up to 90% of its planned production capacity of 180 mbbls/d (gross) within its first year.

•
Libya production shut in. Export terminal operations at Libyan seaports were closed during the latter half of 2013 due to political unrest in the country which resulted in production being shut in during this period.

•
Rail offloading facility complete. Construction of a rail offloading facility to enable receipt of inland crudes at the Montreal refinery was completed. The Montreal refinery received its first shipment in early December.

•
Successful completion of Upgrader 1 turnaround. Suncor successfully executed planned maintenance across its operations, including a seven-week turnaround at Upgrader 1, which was the largest turnaround in the company's history. The next scheduled turnaround at Oil Sands operations is in 2016.

2014

•
Market access initiatives. Crude by rail shipments to the company's Montreal refinery averaged approximately 33 mbbls/d in 2014. In addition, the rail offloading facilities at Tracy, Quebec were used to move crude to new and existing markets. Suncor also started transporting heavy crude on TransCanada's Gulf Coast Pipeline, which provided increased access to global-based pricing.

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

•
Investment in water management strategy. Suncor commissioned a wastewater treatment plant, which is expected to increase the reuse and recycling of waste water from Suncor's upgrading operations and reduce freshwater withdrawal. In addition, Suncor, along with its project partners, approved the development of the Water Technology Development Centre (WTDC), which is expected to connect to Suncor's Firebag operations and provide an environment to test water treatment

8   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

  and recycling technologies. The WTDC is scheduled to become operational in early 2017.

•
Reinforced Suncor's focus on core assets. Consistent with Suncor's strategy to focus on core assets, Suncor sold its Wilson Creek assets in E&P Canada, announced the sale of its interest in Pioneer Energy's retail business, and acquired a sulphur recovery facility adjacent to the Montreal refinery.

•
MacKay River debottleneck and process optimization. Suncor achieved first oil from the MacKay River facility debottleneck project in the third quarter of 2014.

•
First oil from Golden Eagle Area Development (GEAD). First oil was achieved at the Golden Eagle project late in 2014, which ramped up to its peak production rate of approximately 18,000 boe/d (net) during 2015.

•
Libya operations shut in. Production in Libya temporarily resumed in the latter half of 2014. However, political unrest in December of 2014 resulted in the Libya National Oil Company (NOC) declaring force majeure on oil exports from two terminals, resulting in the shut in of substantially all of the company's production by the end of the fourth quarter. Consequently, Suncor also declared force majeure for all exploration commitments in Libya effective December 14, 2014.

•
Firebag production exceeds nameplate capacity. Firebag production in 2014 averaged approximately 95% of nameplate capacity of 180 mbbls/d, and greater than 180 mbbls/d in the fourth quarter. Continued infill and new SAGD well pair development allowed Suncor to optimize steam placement into the reservoir.

2015

•
Demonstrated commitment to Suncor's core business through further investment in the oil sands. The company acquired an additional 10% of the Fort Hills mining project from Total E&P and now owns 50.8% of the project.

•
Upgrader utilization exceeds 90%. Suncor's long-term commitment to operational excellence continues to drive operational efficiencies, including increased upgrader reliability.

•
Fort Hills construction ramps up with substantial completion of detailed engineering work. Construction continues to ramp up with more than 50% of construction complete at the end of 2015. First oil is expected as early as the fourth quarter of 2017.

•
Firebag nameplate capacity increased from 180,000 bbls/d to 203,000 bbls/d. Cost-effective debottlenecking activities have been completed at Firebag, with sustained production levels in excess of 180,000 bbls/d in 2015. This resulted in a nameplate capacity increase effective January 1, 2016.

•
Suncor offers to acquire Canadian Oil Sands Limited (COS). In October 2015, Suncor made an offer to acquire all of the outstanding shares of COS. In February 2016, Suncor acquired 84.2% of COS and intends to acquire the remaining shares in 2016. The acquisition of COS will provide Suncor with an incremental 128,500 bbls/d of SCO production capacity and the potential to integrate the Syncrude assets with Suncor's Oil Sands assets.

•
Completion of asset exchange and lease with TransAlta Corporation (TransAlta). Suncor assumed operating control of the Poplar Creek cogeneration facilities, which provide steam and power to the company's Oil Sands operations, in exchange for Suncor's Kent Breeze and its share of Wintering Hills wind power facilities. Bringing the Poplar Creek assets in-house is expected to improve Suncor's overall Oil Sands operation's reliability and profitability.

•
Enbridge's Line 9 reversal was commissioned during the fourth quarter of 2015. The reversal provides Suncor the flexibility to supply its Montreal refinery with a full slate of inland-priced crude, enhancing the long-term competitiveness of the refinery.

•
Government of Alberta announced a new climate plan. The new plan announced in late 2015 includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs for Suncor, while the limit on oil sands emissions sets the ambition for changing the trajectory of oil sands emissions.

•
Government of Alberta Royalty Review. The Government of Alberta conducted a review of the province's oil and gas royalties. Subsequent to year end, the new royalty system was announced, which maintains the current oil sands rates, providing certainty and predictability for the industry.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    9

NARRATIVE DESCRIPTION OF SUNCOR'S BUSINESSES

For a discussion of the environmental and other regulatory conditions, and competitive conditions and seasonal impacts affecting our segments, refer to the Industry Conditions and Risk Factors sections of this AIF.

Oil Sands

Oil Sands Operations – Assets and Operations

Oil Sands Base Operations

Our integrated Oil Sands Base operations, located in the Athabasca oil sands region of northeast Alberta, involve numerous activities:

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

•
Upgrading

  After the diluted bitumen is transferred to upgrading facilities, the naphtha is removed and recycled to be used again as diluent in the extraction processes. Bitumen is upgraded through a coking and distillation process. The upgraded product, referred to as sour SCO, is either sold to market or upgraded further into sweet SCO by removing sulphur and nitrogen using a hydrotreating process. In addition to sweet and sour SCO, upgrading processes also produce diesel and other byproducts.

•
Power and Steam Generation and
Process Water Use

  To generate steam for the mining and extraction process, the company uses either a cogeneration unit or coke-fired boilers. Electricity is generated by turbine generators, most of which are part of the Oil Sands Base cogeneration unit, or provided by cogeneration units at Firebag. Process water is used in extraction processes and then recycled.

•
Maintenance

  Suncor regularly conducts planned maintenance events at its facilities. Large planned maintenance events which require units to be taken offline to be completed are often referred to as turnarounds. Turnaround maintenance provides opportunities for both preventive maintenance and capital replacement, which are expected to improve reliability and operational efficiency. Production may be impacted during the turnaround cycle. Planned maintenance events generally occur on routine cycles, determined by historical operating performance, recommended usage factors or regulatory requirements. A turnaround typically involves shutting down the unit, inspecting it for wear or other damage, repairing or replacing components, and then restarting the unit. The company plans to complete a turnaround at Upgrader 2 commencing at the end of the first quarter of 2016.

•
Reclamation

  Mining processes disturb areas of land that must be reclaimed. Land reclamation activities involve soil salvage and replacement, wetlands research, the protection of fish, waterfowl and other wildlife, and re-vegetation.

  The extraction process produces tailings that are a mixture of water, clay, sand and residual bitumen. Suncor manages tailings through a process known as TROTM. TROTM has accelerated the company's tailings management processes, and is expected to be a key component of Suncor's tailings strategy. Suncor is developing new tailings processing technologies to augment the TROTM process.

Oil Sands Base Assets

Millennium and North Steepbank

Suncor pioneered the commercial development of the Athabasca oil sands beginning in 1962, achieving first production in 1967. Bitumen is currently mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. During 2015, the company mined approximately 168 million tonnes of bitumen ore (2014 – 149 million tonnes) and processed an average of 307 mbbls/d of mined bitumen in its extraction facilities (2014 – 274 mbbls/d).

Upgrading facilities

Suncor's upgrading facilities consist of two upgraders – Upgrader 1, which has an upgrading capacity of approximately 110 mbbls/d of SCO, and Upgrader 2, which has an upgrading capacity of approximately 240 mbbls/d of SCO net of internal consumption. Suncor's secondary upgrading facilities consist of three hydrogen plants, three naphtha hydrotreaters, two gas oil hydrotreaters, one diesel hydrotreater and one kero hydrotreater.

10   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

During 2015, Suncor averaged 320 mbbls/d of upgraded (SCO and diesel) production net of the company's internal consumption, (2014 – 289 mbbls/d) sourced from bitumen provided by both Oil Sands Base and In Situ operations.

Power and Steam Generation

In the third quarter of 2015, Suncor completed an exchange of assets with TransAlta. Suncor exchanged its 100% owned Kent Breeze and its 51% share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands Base operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations. As part of the agreement, Suncor entered into a 15-year lease with TransAlta. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

Other Mining Leases

Suncor owns several other oil sands leases, including Voyageur South and Audet, which it believes can be developed using mining techniques. Suncor undertakes exploratory drilling programs on such leases from time to time, as part of its mine replacement projects. Suncor holds a 100% working interest in both Voyageur South and Audet.

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

•
Central Processing Facilities

  The bitumen and water mixture is pumped to separation units at central processing facilities, where the water is removed from the bitumen, treated and recycled for use in steam generation. To facilitate shipment, In Situ operations blend diluent with the bitumen, or transport it through an insulated pipeline as hot bitumen.

•
Power and Steam Generation

  To generate steam for operations, the company uses Once Through Steam Generators (OTSGs) or cogeneration units. OTSGs are powered by both purchased natural gas and produced natural gas recovered at central processing facilities. Cogeneration units are energy-efficient systems, which use natural gas combustion to power turbines that generate electricity and steam used in SAGD operations. Excess electricity generation from cogeneration units is used at Oil Sands Base facilities or sold to the Alberta power grid.

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

In Situ Assets

Firebag

Production from Suncor's Firebag operations commenced in 2004. Suncor's Firebag complex consists of four central processing facilities with a total nameplate capacity of 203 mbbls/d. The nameplate capacity was increased from 180 mbbls/d to 203 mbbls/d, effective January 1, 2016, as a result of completing debottleneck activities. Actual production from Firebag varies based on steaming and ramp-up periods for new wells, planned and unplanned maintenance, reservoir conditions and other factors.

As at December 31, 2015, Firebag had 12 well pads in operation, with 151 SAGD well pairs and 37 infill wells either producing or on initial steam injection. Central processing facilities have been designed to be flexible as to which well pads supply bitumen. Steam generated at the various facilities can be used at multiple well pads. In addition, Firebag includes five cogeneration units that generate steam, which are capable of producing approximately 475 MW of electricity. The Firebag site power load requirements are approximately 110 MW, and Suncor exports approximately 365 MW of electricity to the

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    11

Alberta power grid. There are also 13 OTSGs at the site for additional steam generation.

During 2015, Firebag production averaged 187 mbbls/d (2014 – 172 mbbls/d) with a SOR of 2.6 (2014 – 2.8).

MacKay River

Production from Suncor's MacKay River operations commenced in 2002. As at December 31, 2015, MacKay River included six well pads with 98 well pairs either producing or on initial steam injection. The MacKay River central processing facilities have bitumen processing capacity of 38 mbbls/d. A third party owns the on-site cogeneration unit, which Suncor operates under a commercial agreement that is used to generate steam and electricity. There are also four OTSGs at the site for additional steam generation.

During 2015, Mackay River production averaged 31 mbbls/d (2014 – 27 mbbls/d) with a SOR of 2.9 (2014 – 2.9).

Suncor has regulatory approval to increase bitumen processing capacity by approximately 20,000 mbbls/d with an additional central processing facility at MacKay River (the MacKay River Expansion). However, in January 2015, Suncor deferred the timing of a sanction decision for the MacKay River Expansion as a result of the lower crude oil price environment.

Other In Situ Leases

Suncor owns and operates several other oil sands leases which may support future in situ production, such as Meadow Creek, Lewis, OSLO, and Chard and a non-operated interest in Kirby, on which it may undertake exploratory or delineation drilling. In 2015, Suncor drilled 98 stratigraphic test wells at Lewis, 13 gross wells at OSLO adjacent to Lewis and 53 gross wells at Meadow Creek; Suncor also participated in a net five wells at Kirby (10% working interest). Plans for winter 2016 drilling include an additional 54 stratigraphic test wells at Lewis, five gross wells at OSLO and 44 gross wells at Meadow Creek. Suncor holds a 100% working interest in Lewis, a 75% working interest in Meadow Creek, a 77.78% working interest in OSLO and interests varying from 25% to 50% in Chard.

Starting with Meadow Creek, Suncor is evaluating a greenfield growth plan with a concept to further develop new in situ reservoirs using a replication strategy to build standardized surface facilities, well pads and infrastructure. This plan is expected to reduce facility capital expenditures. The winter exploratory drilling programs are designed to identify sufficient resources to fill facilities associated with the replication strategy. A development application for Meadow Creek was submitted to the Alberta Energy Regulator (AER) in October 2015.

Oil Sands Ventures

Syncrude

Suncor holds a 12% interest in the Syncrude joint arrangement, and currently holds an additional 30.9% indirectly through its 84.2% ownership of COS, which owns a 36.74% interest in the joint arrangement. Syncrude is located near Fort McMurray and includes mining operations at Mildred Lake North and Aurora North. Syncrude also has regulatory approval to develop the Aurora South oil sands mining leases. In 2012, the Syncrude co-owners announced a plan to develop two mining areas adjacent to the current mine, subject to final sanctioning and regulatory approvals, which would consequently extend the life of Mildred Lake by approximately ten years. The plan proposes to use existing mining and extraction facilities. Regulatory applications for these areas were submitted in December 2014.

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

Land reclamation activities are similar to those at Oil Sands Base; however, certain aspects of the tailings management processes are different. Syncrude's tailings plan uses the following: freshwater capping, a composite tails mixture of fine tails and gypsum, and centrifuge technology that separates water from tailings.

In 2015, Suncor's share of Syncrude production averaged 30 mbbls/d (2014 – 31 mbbls/d).

Fort Hills

Fort Hills is an oil sands mining area comprising leases on the east side of the Athabasca River, north of Oil Sands Base operations. Designs for the Fort Hills mining project plan for 180 mbbls/d (gross) of bitumen production capacity (91 mbbls/d net to Suncor). Fort Hills will use a

12   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

paraffinic froth treatment process to produce a marketable bitumen product. Suncor originally acquired a 60% working interest in Fort Hills through the merger with Petro-Canada, and subsequently disposed of 19.2% as part of transactions with Total E&P. In November 2015, Suncor purchased an additional 10% working interest in the Fort Hills project from Total E&P.

Suncor now holds a 50.8% working interest in the Fort Hills project and is the operator for the project. The company's share of the post-sanction project costs is estimated to be $6.5 billion, including approximately $1.0 billion in acquisition costs. Approximately $2.3 billion of the company's 2016 capital budget has been allocated to this project. Project activities in 2016 are expected to focus on completing procurement for all areas, except mining, and completing construction in the ore processing plant, extraction and infrastructure areas. As at December 31, 2015, Suncor had incurred $3.5 billion post-sanction project costs with approximately 96% of the detailed engineering activities complete and 51% of the construction activities complete. First oil is expected as early as the fourth quarter of 2017.

Other Assets

Joslyn is an oil sands mining area comprising leases southwest of Fort Hills and on the west side of the Athabasca River that is operated by Total E&P. Preliminary designs for the Joslyn North mining project plan for 160 mbbls/d of bitumen production (gross). Suncor acquired a 36.75% working interest in this asset as a result of transactions with Total E&P. Although regulatory permits for the Joslyn North mining project have been obtained, in May 2014, Suncor, together with the other co-owners, agreed to scale back certain development activities. As a result of the decline in crude oil prices, in December 2015, the company wrote down the remaining carrying value of its share of the Joslyn mining project.

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

Suncor is working on, or has completed, several new in situ technology projects that are proceeding with the next phase of field testing. Examples of Suncor's new technology projects include:

•
Oxy-Fuel Combustion – The OTSG Oxy-fuel Demonstration Carbon Capture Technology is a means to develop a reliable, lower-cost solution to capture CO2 from once-through steam generators that can be used on a commercial scale for in situ bitumen production. By replacing air with oxygen in the fuel mix on SAGD boilers, the CO2 produced will be more concentrated making it easier to capture, while at the same time greatly reducing oxides of nitrogen (NOx) emissions.

•
Zero Liquid Discharge – Suncor uses a zero liquid discharge process at our MacKay River in situ facility to achieve maximum water reuse by recovering waste water from produced bitumen.

•
Enhanced Solvent Extraction Incorporating Electromagnetic Heating (ESEIEH) – This new method of in situ bitumen recovery uses radio frequency heating and solvents to reduce energy, GHG and water footprints. The second phase of the pilot project began operations in the third quarter of 2015, and is expected to continue for 18-24 months.

•
N-SOLVTM – Suncor is currently undertaking field tests using this new method of in situ bitumen recovery, which uses a waterless, warm vapourized solvent technology to reduce energy, GHG and water impacts. The pilot test is ongoing and Suncor is currently in the planning phases for the next phase of piloting to demonstrate commercial feasibility.

•
Steam Assisted Gravity Drainage Less Intensive Technology Enhanced (SAGD LITE) – Field trials are underway to evaluate new SAGD technologies such as solvent addition, surfactant addition, flow control devices and injection control devices to improve cost, SORs, and timely recovery and productivity. Monitoring and evaluation will continue throughout 2016.

Suncor is a founding member of Canada's Oil Sands Innovation Alliance (COSIA), a group of oil sands producers focused on accelerating the pace of environmental performance improvement through collaborative action and innovation.

Suncor is also co-funding Evok Innovations, an investment partnership, which brings together British Columbia's clean technology industry and Alberta's oil and gas sector to advance new technologies directed at environmental and economic investments. The fund supports technological ideas that have reached the development and commercialization stage.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    13

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor's Oil Sands segment, which is sold to and subsequently marketed by Suncor's Energy Trading business, include refining operations in Alberta, Ontario, Quebec, the U.S. Midwest and the U.S. Rocky Mountain regions and markets in the U.S. Gulf Coast. Diesel production from upgrading operations is sold primarily in Western Canada and the United States, marketed by Suncor's Energy Trading business.

For bitumen production from In Situ operations, Suncor's marketing strategy allows it to take advantage of changes in market conditions by either (a) upgrading the bitumen directly at our Oil Sands Base facilities; (b) upgrading diluted bitumen at Suncor's Edmonton refinery; or (c) selling diluted bitumen directly to third parties. Increased bitumen sales may also be required during upgrading facilities outages. In Situ bitumen production processed by Oil Sands Base upgrading facilities in 2015 increased to 104 mbbls/d or 48% (2014 – 98 mbbls/d or 49%) of total in situ bitumen production.

	2015		2014

Sales Volumes and Operating Revenues – Principal Products	mbbls/d	% operating revenues	mbbls/d	% operating revenues

Sweet – Light sweet SCO and diesel (including Syncrude)	168.1	45	161.4	44

Sour – Light sour SCO and bitumen	290.2	51	260.3	52

Non-proprietary, byproducts and other operating revenues(1)	n/a	4	n/a	4

	458.3		421.7

(1)
Operating revenues include sales of non-proprietary volumes, primarily third-party diluent purchased to support sales of bitumen that is required when the company is unable to meet diluent demands internally, as well as revenues associated with excess power from cogeneration units.

In the normal course of business, Suncor enters into long-term sales agreements for its proprietary sour SCO, which contain varying terms with respect to pricing, volume, expiry and termination.

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

•
To Edmonton via the Enbridge Waupisoo Pipeline, originating at Cheecham.

From Hardisty, where Suncor owns storage capacity with additional capacity under contract, the company has various options for delivering product to customers:

•
To Suncor's Commerce City refinery via the Express and Platte pipelines. Suncor owns and operates a pipeline that is connected to the Commerce City refinery, which originates from the Guernsey, Wyoming station.

•
To Suncor's Sarnia refinery on the Enbridge mainline and Lakehead pipeline systems.

•
To most major refining hubs via the Enbridge mainline, Express/Platte and Keystone pipeline systems.

•
To Suncor's Montreal Refinery on Enbridge's Line 9.

Royalties

New oil sands projects are subject to the royalty framework issued by the Government of Alberta (the New Royalty Framework), and regulated by the Oil Sands Royalty Regulation 2009 (OSRR 2009) and supporting regulations, which were approved in 2008.

Effective January 1, 2009, under the New Royalty Framework, royalties for oil sands projects are based on a sliding-scale rate of 25% to 40% of net revenue, subject to a minimum royalty within a range of 1% to 9% of gross revenue. Revenues used in royalty formulas are driven primarily by benchmark prices for WCS, while sliding-scale percentages in royalty formulas depend on prices for WTI from Cdn$55/bbl for the minimum rate to the maximum rate at a WTI price of Cdn$120/bbl. A project remains subject to the minimum royalty (the pre-payout phase) until the project's cumulative gross revenue exceed its cumulative costs, including an annual investment allowance (the post-payout phase).

14   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Oil Sands Base and Syncrude

Both Suncor and the co-owners of Syncrude reached separate agreements with the Government of Alberta for the implementation of the New Royalty Framework:

•
For the period from January 1, 2010 to December 31, 2015, royalty rates for Oil Sands Base were based on a sliding scale, depending on the Canadian dollar equivalent for WTI, from 25% to 30% of net revenue. Oil Sands Base royalties are also subject to the minimum royalty rate range of 1.0% to 1.2% of gross revenue. In 2015, Suncor incurred royalties at Oil Sands Base mining operations at a rate of 1.2% of gross revenue (2014 – 30% of net revenue) with the decrease primarily due to lower oil prices.

•
Syncrude continued paying a bitumen-based royalty on the greater of 1% of gross revenue, or 25% of net revenue, until December 31, 2015. The royalty rate at Syncrude was 1% of gross revenue in 2015 (2014 – 25% of net revenue) with the decrease primarily due to lower oil prices. In addition, the co-owners of Syncrude agreed to pay an additional royalty of $975 million over a six-year period starting in 2010, which is contingent on achieving certain production levels.

In 2015, Oil Sands Base royalties were approximately 1% of Oil Sands Base operating revenues (2014 – 7%). In 2015, Suncor incurred royalties on Syncrude operations averaging approximately 3% of Syncrude operating revenues (2014 – 7%).

Beginning on January 1, 2016, Suncor's Oil Sands Base and Syncrude operations will be subject to the generic royalty regime as set out in the New Royalty Framework.

In Situ

Royalty rates for Suncor's MacKay River and Firebag are based on the New Royalty Framework.

In 2015, Suncor incurred royalties at an average rate of 2% of gross revenue for MacKay River (2014 – 7% of gross revenue) and royalties at an average rate of 2% of gross revenue for Firebag (2014 – 7% of gross revenue), which continues in the pre-payout phase.

Exploration and Production

E&P Canada – Assets and Operations

East Coast Canada

Based in St. John's, Newfoundland and Labrador, this business includes interests in three producing fields and future developments and extensions. Suncor is also involved in exploration drilling for new opportunities. Suncor is the only company in this region with interests in every field currently in production.

Terra Nova

The Terra Nova oilfield is approximately 350 km southeast of St. John's. Terra Nova was discovered in 1984, and was the second oilfield to be developed offshore Newfoundland and Labrador. Operated by Suncor, the production system uses a Floating Production, Storage and Offloading (FPSO) vessel that is moored on location, and has gross production capacity of 180 mbbls/d (68 mbbls/d net to Suncor) and oil storage capacity of 960 mbbls. Terra Nova was the first harsh environment development in North America to use a FPSO vessel. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. The Terra Nova oilfield is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production from Terra Nova began in January 2002. As at December 31, 2015, there were 30 wells: 17 oil production wells, ten water injection wells and three gas injection wells.

In 2015, Suncor's share of Terra Nova production averaged 14 mbbls/d compared to 17 mbbls/d in 2014. Annual turnaround maintenance was completed at the Terra Nova facility in July 2015, which lasted approximately eight weeks.

Hibernia and the Hibernia Southern Extension Unit (HSEU)

The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 km southeast of St. John's and was the first field to be developed in the Jeanne d'Arc Basin. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed Gravity Based Structure (GBS) that sits on the ocean floor, and has gross production capacity of 230 mbbls/d (46 mbbls/d net to Suncor) and oil storage capacity of 1,300 mbbls. Actual production levels are lower, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Hibernia commenced production in November 1997. As at December 31, 2015, there were 63 wells: 37 oil production wells, 14 single-zone water injection wells, seven dual-zone water injection wells and five gas injection wells.

In 2010, final agreements were signed between the Hibernia co-venturers and the Government of Newfoundland and Labrador that established the fiscal, equity and operational principles for the development of the HSEU. During 2015, one production well was completed from the GBS platform and is producing oil, along with two water injection wells. Current development plans include drilling one additional production well from the GBS platform and three additional water injection wells in the excavated subsea drill centre. The number of development and injection wells required may be revised as the development proceeds and uncertainties regarding reservoir capability are resolved. Effective December 1, 2015, Suncor's working interest in HSEU decreased to 19.13% from 19.51%, as part of an interim reset of working interests following HSEU achieving a development milestone.

In 2015, Suncor's share of Hibernia production averaged 18 mbbls/d (2014 – 23 mbbls/d). Turnaround maintenance was completed at Hibernia in October 2015, which lasted approximately five weeks.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    15

White Rose and the White Rose Extensions

White Rose is approximately 350 km southeast of St. John's. Operated by Husky Oil Operations Limited, White Rose uses a FPSO vessel and has gross production capacity of 140 mbbls/d (39 mbbls/d net to Suncor) and oil storage capacity of 940 mbbls. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Production from White Rose began in November 2005. As at December 31, 2015, there were 36 wells: 17 oil production wells, 15 water injection wells, one gas injection well and three gas storage wells, with one production well added during the year.

In 2007, the White Rose co-venturers signed an agreement with the Government of Newfoundland and Labrador for the development of the White Rose Extensions, which include the North Amethyst, South White Rose Extension, and West White Rose satellite fields. In May 2010, first oil was achieved at North Amethyst, and development drilling will continue in 2016. Development of the South White Rose Extension began in 2013, with first oil being achieved in June 2015. Development drilling will continue in 2016.

Development of the West White Rose field has been divided into two stages. The first stage was approved in 2010 and first oil was achieved in September 2011. In late 2014, sanction of the second stage was deferred by the co-owners of the project in response to the current lower crude oil price environment.

In 2015, Suncor's share of White Rose production averaged 12 mbbls/d (2014 – 15 mbbls/d).

Hebron

Discovered in 1980, the Hebron oilfield is located 340 km southeast of St. John's and is operated by ExxonMobil Canada Properties. On December 31, 2012, the Hebron co-owners announced project sanction. Effective January 1, 2016, Suncor's working interest in the Hebron project was reset from 22.729% to 21.034%. Development of the Hebron project includes the construction of a concrete GBS that supports an integrated topsides deck to be used for production, drilling and accommodations. Development plans include 1,200 mbbls of oil storage capacity and 52 well slots with a gross oil production capacity of 150 mbbls/d (32 mbbls/d net to Suncor). Construction of the Hebron project continued during 2015, with first oil expected in late 2017. At sanction, Suncor's share of the post-sanction project cost estimate was expected to be approximately $2.8 billion.

Other Assets

The Ballicatters oil and gas discovery, located 22 km northeast of Hibernia, was completed in 2011 with Suncor operating the licence. While options to commercialize the discovery continue to be evaluated, uncertainty regarding the long-term plans resulted in the remaining carrying value being charged to earnings in 2015.

During 2014, Suncor entered into an agreement with Shell Canada Limited and ConocoPhillips Canada East Coast Partnership to pursue a deepwater exploration opportunity in the Shelburne Basin, located approximately 250 km offshore Nova Scotia. Through the agreement, Suncor acquired a 20% non-operating interest. During the fourth quarter of 2015, drilling of one exploration well commenced and drilling of a second exploration well is expected to commence in the first half of 2016.

Suncor continues to pursue opportunities offshore Newfoundland and Labrador. During 2014, Suncor was a successful joint bidder with ExxonMobil Canada for exploration licences in the Flemish Pass and Carson Basin, located approximately 500 km off the east coast of Newfoundland. The work commitment on these licences in the Flemish Pass and Carson Basin is over the next five to eight years. The company also holds interests in 50 significant discovery licences and nine other exploration licences offshore in this area.

North America Onshore

The North America Onshore business explores for, develops and produces natural gas, NGLs, crude oil and byproducts in Western Canada. Suncor sold the majority of its natural gas business in 2013, followed by the sale in 2014 of its interests in its Wilson Creek assets in central Alberta. Following these disposals, the retained assets produce approximately 3 mboe/d, primarily natural gas, from the Kobes/Montney assets in northeast B.C., in which Suncor has a 100% working interest.

Suncor also holds undeveloped assets that allow the company to explore long-term opportunities.

E&P International – Assets and Operations

North Sea

Buzzard

The Buzzard oilfield is located in the Outer Moray Firth, 95 km northeast of Aberdeen, Scotland. Operated by Nexen Petroleum U.K. Limited (Nexen U.K.), a subsidiary of China National Offshore Oil Corporation Limited, the Buzzard facilities have gross installed production capacity of approximately 220 mbbls/d (66 mbbls/d net to Suncor) of oil and 80 mmcf/d (24 mmcf/d net to Suncor) of natural gas. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, water injection limits, gas and water production limits, and asset and infrastructure reliability. Buzzard commenced production in January 2007 and consists of four bridge-linked platforms supporting

16   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

wellhead facilities, production facilities, living quarters and utilities, as well as sulphur handling. As at December 31, 2015, there were 48 wells: 35 oil and gas production wells and 13 water injection wells. In 2015, Suncor's share of Buzzard production averaged 50 mboe/d (2014 – 47 mboe/d).

Golden Eagle Area Development (GEAD)

The Golden Eagle development operated by Nexen U.K. is approximately 20 km north of the Buzzard oilfield and consists of the unitization of the Peregrine, Hobby, Golden Eagle and Solitaire areas. The development incorporates a production, utilities and accommodation platform, linked to a separate wellhead platform, with a peak production rate of 70 mboe/d (18 mboe/d net to Suncor) from 21 development wells. First oil was achieved in October 2014 and peak production of approximately 18 mboe/d (net to Suncor) was achieved in 2015. As at December 31, 2015, there were 13 wells: nine oil and gas production wells and four water injection wells. In 2015, Suncor's share of Golden Eagle production averaged 15 mboe/d (2014 – 1 mboe/d). The Golden Eagle co-owners also hold adjacent exploration licences and continue to explore the region.

Other Assets

Other Suncor exploration and appraisal initiatives in the North Sea include:

•
Beta discovery (Norway) – Suncor is the operator of the PL375 licence, in which it has an 80% interest. The company drilled the first exploration well in early 2010, encountering hydrocarbons. An appraisal well was drilled and tested later in 2010 with positive results. However, a third well drilled into a separate fault block did not encounter hydrocarbons. A fourth well was drilled in 2014 and confirmed the location of oil volumes in the area of the discovery. In 2015, the company relinquished the majority of its licences in the area, retaining only the part that includes the discovery. The company continues to work with nearby producing field operators to secure a host to tie-back the Beta discovery.

•
Butch discovery (Norway) – In 2011, Centrica plc, the operator of the PL405 licence in which Suncor has a 30% interest, drilled an exploration well resulting in a discovery, followed by a sidetrack well to assess the lateral extent of the hydrocarbons. Early in 2012, a second sidetrack well was attempted but abandoned before reaching its intended depth due to wellbore instability. In 2014, two additional wells were drilled to explore for oil in separate fault blocks from the discovery; however, neither well encountered hydrocarbons. The partners continue to evaluate development options, and engineering studies are continuing in 2016.

Suncor continues to pursue other opportunities in the North Sea, the Norwegian Sea and the Barents Sea. The company holds interests in 22 exploration licences in the U.K. and Norwegian sectors of these areas.

Other International

Libya

In Libya, Suncor is a signatory to seven EPSAs with the NOC. Five of the seven EPSAs contain fields with proved and probable reserves, and exploration prospects; the remaining two are exploration EPSAs that do not contain reserves, one of which is to be relinquished following an unsuccessful exploration program. Under the EPSAs, Suncor pays 100% of the exploration costs, 50% of the development costs and 12% of the operating costs. The development, operating and eligible exploration costs are recovered through a 12% share of production (Cost Recovery oil). Any Cost Recovery oil remaining after Suncor's costs have been recovered is referred to as excess petroleum, and is shared between Suncor and the NOC based on several factors. The EPSAs expire on December 31, 2032, but include an initial five-year extension through the end of 2037. Libya is a member of the Organization of Petroleum Exporting Countries (OPEC) and is subject to quotas that can affect the company's production in Libya.

Since 2013, production and liftings in Libya have been intermittent due to political unrest and closure of two of the main seaport terminals. Despite intermittent production in 2015 for which Suncor received no payment, the political situation in Libya has not improved, and as a result of continued uncertainty regarding a return to normal operations, as well as damages to production facilities that were confirmed during the fourth quarter of 2015, the remaining value of Suncor's assets in Libya were written down in 2015. Suncor continues to maintain its office in Libya, its rights to the underlying contracts, and meet its commitments under the terms of the EPSAs. The estimated cost of Suncor's remaining exploration work program commitment at December 31, 2015 is US$359 million.

In 2015, Suncor's share of production in Libya averaged 3 mbbls/d (2014 – 7 mbbls/d).

Syria

In December 2011, amid continuing unrest in Syria, sanctions were imposed and Suncor declared force majeure under its contractual obligations, suspending its operations in the country. Consequently, the company has ceased recording all production and revenue associated with its Syrian assets. Since 2011, Suncor has not been able to monitor the status of any of its assets in the country,

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    17

including whether certain facilities have suffered damage. As a result of continued uncertainty about Suncor's future in the country, the remaining value of the Suncor assets was impaired in 2013.

Prior to December 2011, Suncor conducted its Syrian operations pursuant to a PSC, where the company paid 100% of the development costs and recovered these costs from a 40% share of production after deduction of royalties of 12.5%. This petroleum revenue is referred to as Cost Recovery petroleum. The amount by which Cost Recovery petroleum exceeded recoverable cost is referred to as Excess Cost Recovery petroleum; 50% of this amount is due to the General Petroleum Corporation (GPC) and the remaining 50% was shared between Suncor and the GPC according to a profit-sharing schedule.

Sales of Principal Products

Oil and gas production from East Coast Canada, the North Sea and from North America Onshore is either marketed by Suncor's Energy Trading business acting as a marketing agent, or sold to the company's Energy Trading business, which then markets the products to customers under direct sales arrangements. Suncor does not typically enter into long-term supply arrangements to sell its production from its Exploration and Production segment. Contracts for these direct sales arrangements are all made on a spot basis, and incorporate pricing that is generally determined on a daily or monthly basis in relation to a specified market reference price.

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2015		2014

Sales Volumes	mboe/d	% operating revenues	mboe/d	% operating revenues

E&P Canada

Crude oil and NGLs	43.1	40	55.2	53

Natural gas	3.0	1	2.8	1

E&P International

Crude oil and NGLs	63.0	59	47.2	46

Natural gas	1.5	0	0.9	0

Total Exploration and Production

Crude oil and NGLs	106.1	99	102.4	99

Natural gas	4.5	1	3.7	1

Distribution of Products

•
East Coast Canada – field production is transported by shuttle tanker from offshore installations and either delivered directly to customers (if tanker schedules permit) or to the Newfoundland transshipment terminal in Placentia Bay, where it is subsequently loaded onto tankers for transport to markets in Eastern Canada, the U.S., Europe, Latin America and Asia. Suncor has a 14% ownership interest in the transshipment facility and is part of a group of companies that share the operation of marine transportation assets for East Coast Canada.

•
North America Onshore – gas production is typically sold at Station 2, part of the Spectra B.C. transmission system. Suncor also holds firm capacity on the TransCanada PipeLines Gas Transmission Northwest Pipeline, which enables Suncor to deliver natural gas to the Pacific Northwest and California markets.

•
Buzzard – crude oil is transported via the third-party operated Forties Pipeline System to the Hound Point terminal in Scotland and sold as part of the Forties Blend crude stream. Natural gas is transported via the third-party operated Frigg Pipeline System to the St. Fergus Gas Terminal in Scotland.

•
Golden Eagle – crude oil is transported to the third-party operated Flotta Terminal in the Orkney Islands in Scotland where it is shipped to market as part of the Flotta Gold blend. Natural gas is transported via the third-party operated SAGE Pipeline System to the St. Fergus Gas Terminal in Scotland.

Royalties

East Coast Canada

The Terra Nova royalty consists of a sliding-scale basic royalty payable, with two tiers of incremental royalties. The basic royalty is now capped at 10% of gross field revenue. The tier one royalty is the greater of the basic royalty or 30% of net revenue, and became payable in 2005. Net revenue is gross revenue adjusted for eligible operating and capital costs. The tier two royalty, equal to an additional

18   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

12.5% of net revenue, became payable in 2008. During 2015, Terra Nova royalties averaged 20% of gross revenue (2014 – 21% of gross revenue).

The Hibernia royalty agreement for production from the original oilfields and the AA Block consists of a sliding-scale basic royalty, two tiers of incremental royalties, and an additional net profits interest (NPI). The basic royalty is now capped at 5% of gross revenue. The tier one royalty, which became payable in 2009, is the greater of the basic royalty or 30% of net revenue. The tier two royalty is an additional 12.5% of net revenue, but has not yet been triggered. Production from the AA Block, which commenced in late 2009, attracts an additional tier three of 12.5% of net revenue. The NPI, which also became payable in 2009, is an additional 10% of net revenue. Limited production from the HSEU began in 2011. The HSEU has a similar royalty structure (gross, tier one and tier two) to that described above for Hibernia. Currently, Suncor is only subject to a 5% gross royalty. HSEU production will be subject to an additional tier three royalty that ranges between 2.5% and 7.5% of net revenue, depending on the price for WTI. The HSEU tier three royalty will coincide with the triggering of the tier one royalty. For the portion of the HSEU that is contained within the original Hibernia licence area, but will be developed with the new subsea facilities, production will be subject to an additional tier three royalty that ranges between 7.5% and 12.5% of net revenue, depending on the price for WTI. During 2015, Hibernia (including the HSEU) royalties and NPI combined to average 25% of gross revenue (2014 – 33% of gross revenue).

The White Rose royalty for the base project consists of a sliding-scale basic royalty, with two tiers of incremental royalties. The basic royalty is now capped at 7.5% of gross field revenue. The tier one royalty is the greater of the basic royalty, or 20% of net revenue, and became payable in 2007. The tier two royalty, equal to an additional 10% of net revenue, became payable in 2008. The royalty for production from the White Rose Extensions is similar to the base project, except that there is an additional tier three royalty, equal to 6.5% of net revenue, which is payable if WTI is greater than US$50/bbl. Tier one and tier three royalties for the White Rose Extensions became payable in 2014. During 2015, total White Rose royalties averaged 11% of gross revenue (2014 – 14% of gross revenue).

E&P International

There are no royalties on oil and gas production from the North Sea; however, in the U.K., oil and gas profits are subject to a 50% income tax rate. During 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. For operations in Libya, all government interests, except for income taxes, are presented as royalties.

Refining and Marketing

Refining and Supply – Assets and Operations

Eastern North America

Montreal Refinery

The Montreal refinery has a crude oil capacity of 137 mbbls/d, processing primarily conventional crude oil, with a flexible configuration that allows processing of light, sour and heavy grades of crude oil, as well as intermediate feedstock. Crude oil is procured from the market on a spot basis or under contracts that can be terminated on short notice. Crude oil for the refinery is supplied via the Portland-Montreal Pipeline, by marine transportation, by rail for inland crudes and now, Enbridge's Line 9. The Montreal refinery received inland crude volumes averaging 39 mbbls/d through 2015.

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    19

as asphalt and petrochemicals, are also exported to customers in the U.S.

Other Facilities

Suncor holds a 51% interest in ParaChem Chemicals L.P. (ParaChem), which owns and operates a petrochemicals plant located adjacent to the Montreal refinery. Feedstock for the plant includes xylene and toluene produced by the Montreal and Sarnia refineries. The plant primarily produces paraxylene, which is used by customers to manufacture polyester textiles and plastic bottles. Paraxylene production was approximately 321,000 metric tonnes in 2015 (2014 – 366,000 metric tonnes). ParaChem also produces benzene, hydrogen and heavy aromatics. Benzene production is delivered back to the Montreal refinery to be marketed with production from that facility.

Suncor's lubricants plant produces specialty lubricants and waxes that are marketed in Canada and internationally. The facility, located in Mississauga, Ontario, is the largest producer of lubricant base stocks in Canada. In 2015, the plant produced approximately 766 million litres of lubricant base stocks. Feedstock for the lubricants facility comes from Suncor's Montreal refinery and other purchase contracts.

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

Commerce City Refinery

The Commerce City refinery has a crude oil capacity of 98 mbbls/d. The refinery processes primarily conventional crude oil, and has processed up to 16 mbbls/d of sour SCO and diluted bitumen from Suncor's Oil Sands Base operations. A majority of crude feedstock is supplied from sources in the U.S., including the Rocky Mountain region, while the remainder is purchased from Canadian sources. Crude oil purchase contracts have terms ranging from month-to-month to multi-year. Approximately 61% of crude oil supplied to the refinery is transported via pipeline, with the remainder transported via truck.

Production yield from the Commerce City refinery includes primarily gasoline, distillate and paving-grade asphalt. The majority of the refined products are sold to commercial and wholesale customers in Colorado and Wyoming, and a retail network in Colorado. Refined products are distributed by truck, rail and pipeline.

Other Facilities

To support the supply and demand balance in the Vancouver area, Suncor imports and exports finished products through its Burrard distribution terminal located on the west coast of B.C. Suncor also enters into reciprocal exchange arrangements with other refiners in Western North America as a means of minimizing transportation costs and balancing product availability.

20   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Refinery Throughputs, Utilizations and Yields

The following tables summarize the crude feedstock, utilizations and production yield mix for Suncor's refineries for the years ended December 31, 2015 and 2014.

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton		Commerce City
(mbbls/d, except as noted)	2015	2014	2015	2014	2015	2014	2015	2014

Oil Sands Base sweet synthetic	—	—	8.4	11.5	47.7	41.3	0.6	0.6

Oil Sands Base sour synthetic	—	—	31.2	24.1	47.6	63.2	10.6	10.8

Other synthetic	16.7	—	21.7	15.4	27.6	26.8	10.6	8.7

East Coast Canada light conventional(1)	14.1	23.2	—	—	—	—	—	—

Other light conventional	96.1	79.4	9.0	5.0	—	—	64.3	65.8

Sour conventional	0.4	4.9	10.3	19.8	—	—	10.7	11.0

Heavy conventional	0.1	15.6	—	—	—	—	1.3	—

Total	127.4	123.1	80.6	75.8	122.9	131.3	98.1	96.9

Utilization(2) (%)	93	90	95	89	87	92	100.2	99

(1)
Includes purchases of Suncor and third-party shares of production from East Coast Canada oilfields.

(2)
Refinery utilizations based on crude 2015 processing capacities (in mbbls/d): Montreal – 137; Sarnia – 85; Edmonton – 142; and Commerce City – 98.

Refined petroleum production yield mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2015	2014	2015	2014	2015	2014	2015	2014

Gasoline	42	42	48	47	48	41	48	47

Distillates	36	35	38	34	48	54	35	35

Other	22	23	14	19	4	5	17	18

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

Marketing – Assets and Operations

Suncor's retail service station network operates nationally in Canada primarily under the Petro-CanadaTM brand. As at December 31, 2015, this network consisted of 1,484 outlets across Canada. In addition, refined products are marketed through independent dealers and joint arrangements. Suncor's Canadian retail network had sales of gasoline motor fuels averaging approximately 4.8 million litres per site in 2015 (2014 – 4.8 million litres) and attracted an estimated 17.8% share (2014 – 17.3%) of the national retail urban market.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    21

Suncor's Colorado retail network consists of 44 owned outlets branded Shell®, Exxon® and Mobil®, and product supply agreements with a larger network of Shell®-branded sites. During 2015, the Phillips 66®-branded sites were rebranded as Exxon® and Mobil®.

Marketing activities also generate non-petroleum revenues from convenience stores and car washes.

Suncor's wholesale operations sell refined products into farm, home heating, paving, small industrial, commercial and truck markets. Through its PETRO-PASS network, Suncor is a national marketer to the commercial road transport segment in Canada. Suncor also sells refined products directly to large industrial and commercial customers and independent marketers.

Retail Summary:

	As at December 31
Locations	2015	2014

Retail Service Stations – Canada

Petro-CanadaTM-branded	1 484	1 465

SunocoTM-branded	1	1

	1 485	1 466

Retail Service Stations – Colorado

Shell®-branded retail service stations	38	38

Exxon®-branded retail service stations	5	—

Mobil®-branded retail service stations	1	—

Phillips 66®-branded retail service stations	—	6

	44	44

Wholesale Cardlock Sites – Canada

Petro-CanadaTM-branded cardlock sites (PETRO-PASS)	280	266

	2015		2014

Sales Volumes	mbbls/d	% operating revenues	mbbls/d	% operating revenues

Gasoline (includes motor and aviation gasoline)

Eastern North America	118.9		120.6

Western North America	127.3		122.8

	246.2	47	243.4	44

Distillates (includes diesel and heating oils, and aviation jet fuels)

Eastern North America	91.1		81.9

Western North America	106.9		117.8

	198.0	38	199.7	39

Other (includes heavy fuel oil, asphalts, lubricants, petrochemicals, other)

Eastern North America	52.8		58.2

Western North America	26.3		30.4

	79.1	15	88.6	17

	523.3		531.7

Sales volumes for specific products are moderately impacted by seasonal cycles: gasoline sales are typically higher during the summer driving season; heating oil sales are typically higher during the winter season; diesel sales

22   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

Other Suncor Businesses

Energy Trading

Suncor's Energy Trading business is organized around five main commodity groups – crude oil, natural gas, sulphur, petroleum coke and electricity – and has trading offices in Canada, the U.K. and the U.S. Energy Trading provides commodity supply, transportation, storage and pricing solutions. The company's customers include mid-to large-sized commercial and industrial consumers, utility companies and energy producers.

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

Renewable Energy

Suncor has invested in Canada's biofuels industry since 2006. Suncor operates Canada's largest ethanol facility, the St. Clair Ethanol plant in the Sarnia-Lambton region of Ontario with a nameplate capacity of 400 million litres per year. In 2015, the plant produced 417.9 million litres of ethanol (2014 – 412.0 million litres). In 2014, Suncor also invested in biodiesel technology to capture a production cost advantage, through interests in both a technology company and the retrofit of a biodiesel plant, which is expected to begin production in early 2016.

Suncor's renewable energy interests include six wind power projects in operation with a gross generating capacity of 287 MW, including the Cedar Point wind farm which commenced operations in 2015. Total capacity decreased from 295 MW in 2014 due to the sale of the Wintering Hills and Kent Breeze wind farm assets during 2015. Suncor continues to evaluate new opportunities to build its renewable energy portfolio with potential wind and solar power projects that are in various stages of the evaluation process.

Suncor's wind power projects:

Wind Power Projects		Ownership Interest (%)	Gross (MW)	Turbines	Completed

Operated by Suncor

Adelaide	Strathroy, Ontario	75.0	40	18	2014

Non-operated

Ripley	Ripley, Ontario	50.0	76	38	2007

Chin Chute	Taber, Alberta	33.3	30	20	2006

Magrath	Magrath, Alberta	33.3	30	20	2004

SunBridge	Gull Lake, Saskatchewan	50.0	11	17	2002

Cedar Point	Lambton County, Ontario	50.0	100	46	2015

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    23

SUNCOR EMPLOYEES

The following table shows the distribution of employees among Suncor's business units and corporate office.

As of December 31	2015	2014

Oil Sands(1)	6 008	6 025

Exploration and Production	360	489

Refining and Marketing	3 437	3 460

Corporate, Energy Trading and Renewable Energy	3 385	3 732

Total	13 190	13 706

(1)
Includes employees related to the Fort Hills operations.

Corporate includes employees from the company's Major Projects group, which supports the business units. In addition to Suncor's employees, the company also uses independent contractors to supply a range of services.

Approximately 34% of the company's employees were covered by collective agreements at the end of 2015. The majority of collective agreements, covering approximately 4,152 employees represented by Unifor, expire in 2016. Collective agreements with the United Steel Workers Union, representing approximately 266 employees at the Commerce City refinery, and with the Sunoco Employees' Bargaining Association, representing approximately 204 employees at the Sarnia refinery, were successfully renewed in 2015.

24   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

SOCIAL AND ENVIRONMENTAL POLICIES

Suncor has a Standards of Business Conduct Code (the Code), which applies to Suncor's directors, officers, employees and contract workers. The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest, the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations, and accounting, reporting and business controls. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required to annually read a summary of the Code and affirm that he or she has reviewed the summary, affirm that he or she understands the requirements of the Code, and provide confirmation of his or her compliance with the Code during the preceding year or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. Compliance is then reported to Suncor's Audit Committee. In 2015, the Trade Relations Policy of the Code was amended to allow some greater flexibility to the business but still ensure that competition law risks are assessed and appropriate safeguards are implemented as necessary. A copy of the Code is available on Suncor's website at www.suncor.com.

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

Suncor has a Stakeholder Relations Policy, which reflects Suncor's values. The policy provides that Suncor is committed to developing and maintaining positive, meaningful relationships with stakeholders in all of its operating areas and provides Suncor's principles for guiding the development of stakeholder relations (respect, responsibility, transparency, timeliness and mutual benefit). The policy states that successful stakeholder engagement guides informed decision-making, resolving issues with timely, cost-effective and mutually beneficial solutions, building stronger communities and supporting shared learning.

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

Suncor has an Environment, Health and Safety (EH&S) policy, which affirms Suncor's commitment to be a sustainable energy company by meeting or exceeding the environmental, social and economic expectations of our current and future stakeholders. The policy reflects Suncor's belief that our EH&S efforts are complementary and interdependent with our economic and social performance. The policy states that Suncor management is responsible for ensuring that employees and contractors under their direction are competent to manage their EH&S responsibilities and are knowledgeable of the hazards and risks associated with their jobs, and that all Suncor employees and contractors are accountable for compliance with relevant acts, codes, regulations, standards and procedures, and for their own personal safety and the safety of their co-workers.

The Environment, Health, Safety and Sustainable Development Committee of the Board of Directors meets quarterly to review Suncor's effectiveness in meeting its EH&S obligations. The committee also reviews the effectiveness with which Suncor establishes appropriate EH&S policies, including environmental performance, given legal, industry and community standards. Management systems are maintained by this committee to implement such policies and ensure compliance.

To support and highlight the goals of the EH&S policy, Suncor holds an annual President's Operational Excellence Awards, which honours employees and contractors who demonstrate an exceptional commitment to environment, health and safety performance. The awards ceremony highlights progress on safety initiatives and provides educational opportunities for all employees.

The aforementioned policies are reviewed annually and are accessible to employees and contractors on the company's intranet. Additional workshops and training sessions are also conducted as warranted throughout the year. Information regarding the policies is provided for employees primarily though feature articles on the company's intranet. The Aboriginal Relations Policy has Cree and Dene audio translations. Training is provided for employees and contract workers whose roles require interaction with Aboriginal communities.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    25

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 25, 2016, with an effective date of December 31, 2015. Reserves evaluations have not been updated since the effective date and, thus, do not reflect changes in our reserves since that date. The preparation date of the information is February 19, 2016.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF for Suncor's Mining and In Situ operations is based upon evaluations conducted by GLJ Petroleum Consultants Ltd. (GLJ), contained in their reports (the GLJ Reports). The reserves data set forth below for all other reserves, which includes Suncor's interests in its conventional assets offshore Newfoundland and Labrador and its natural gas assets located in Western Canada (collectively, E&P Canada), and conventional assets offshore the U.K. (North Sea) and in Libya (Other International), is based upon evaluations conducted by Sproule Associates Limited or Sproule International Limited (collectively, Sproule), contained in their reports (the Sproule Reports). Each of GLJ and Sproule (collectively, the Evaluators) are independent qualified reserves evaluators as defined in NI 51-101.

The reserves data summarizes Suncor's SCO, bitumen, light crude oil and medium crude oil combined, heavy crude oil, conventional natural gas and NGLs reserves and the net present values of future net revenues for these reserves using forecast prices and costs prior to provision for interest and general and administrative expense.

Advisories – Future Net Revenues

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. There is no guarantee that the estimates for SCO, bitumen, light crude oil and medium crude oil, heavy crude oil, conventional natural gas and NGLs reserves provided herein will be recovered. Actual SCO, bitumen, light crude oil and medium crude oil, heavy crude oil, conventional natural gas and NGLs volumes recovered may be greater than or less than the estimates provided herein. Readers should review the Glossary of Terms and Abbreviations, the definitions and information contained in the Notes to Reserves Data Tables, Definitions for Reserves Data Tables and Notes to Future Net Revenues Tables discussion in conjunction with the following notes and tables.

Significant Risk Factors and Uncertainties Affecting Reserves

The evaluation of reserves is a continuous process, one that can be significantly impacted by a variety of internal and external influences. Revisions are often required as a result of newly acquired technical data, technology improvements, or changes in historical performance, pricing, economic conditions, market availability, and regulatory requirements. Additional technical information regarding geology, reservoir properties and reservoir fluid properties is obtained through seismic programs, drilling programs, updated reservoir performance studies and analysis, and production history, and may result in revisions to reserves. Pricing, market availability and economic conditions affect the profitability of reserves development. For example, higher commodity prices may result in higher reserves by making more projects economically viable or extending their economic life, while lower commodity prices, may result in lower reserves (however, this is generally not the case for assets under PSCs, as described in the Notes to Reserves Data Tables in relation to the economic interest method used to determine entitlement reserves). Royalty regimes and environmental regulations and other regulatory changes cannot be predicted but may have positive or negative effects on reserves. Future technology improvements would be expected to have a favourable impact on the economics of reserves development and exploitation, and therefore may result in an increase to reserves. Should political unrest continue in Libya, this may result in unfavourable changes to Suncor's reserves in that country.

While the above factors, and many others, are relevant, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly.

The reserves included in this AIF represent estimates only. There are numerous uncertainties inherent in estimating quantities and quality of these reserves, including many factors beyond our control. In general, estimates of economically recoverable reserves and the future net cash flow from these assets are based upon a number of variable factors and assumptions, such as production forecasts, regulations, pricing, the timing and amount of capital expenditures, future royalties, future operating costs, and yield rates for upgraded production of synthetic crude oil from bitumen – all of which may vary considerably from actual results and may be affected by many of the factors identified under Industry Conditions and Risk Factors herein. The accuracy of any reserves estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data, which may have

26   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

been gathered over time. For these reasons, estimates of the economically recoverable reserves and classification of such reserves based on the certainty of recovery, prepared by different engineers or by the same engineers at different times, may vary.

Reserves estimates are based upon geological assessment, including drilling and laboratory tests. Mining reserves estimates also consider production capacity and upgrading yields, mine plans, operating life and regulatory constraints. In Situ reserves and estimates are also based upon the testing of core samples and seismic operations and demonstrated commercial success of in situ processes. Our actual production, revenues, royalties, taxes, and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material. Production performance subsequent to the date of the estimate may justify revision, either upward or downward, if material.

The reserves evaluations are based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flow to be derived from the reserves contained in the reserves evaluations may be increased or reduced to the extent that such activities do or do not achieve the level of success assumed in the reserves evaluations.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    27

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)(2)(3)
as at December 31, 2015
(forecast prices and costs)

	SCO(4)		Bitumen		Light Crude & Medium Crude Oil		Conventional Natural Gas(5)(6)		Total(7)
	(mmbbls)		(mmbbls)		(mmbbls)		(bcfe)		(mmboe)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved Developed Producing
Mining	1 673	1 498	—	—	—	—	—	—	1 673	1 498
In Situ	186	179	122	117	—	—	—	—	308	296
E&P Canada	—	—	—	—	56	44	32	29	61	49

Total Canada	1 859	1 678	122	117	56	44	32	29	2 043	1 843

North Sea	—	—	—	—	58	58	3	3	58	58
Other International	—	—	—	—	—	—	—	—

Total Proved Developed Producing	1 859	1 678	122	117	114	101	35	32	2 101	1 901

Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	—	—	3	3	—	—	—	—	3	3
E&P Canada	—	—	—	—	—	—	2	2	—	—

Total Canada	—	—	3	3	—	—	2	2	3	3

North Sea	—	—	—	—	—	—	—	—	—	—
Other International	—	—	—	—	87	27	—	—	87	27

Total Proved Developed Non-Producing	—	—	3	3	87	27	2	2	90	29

Proved Undeveloped
Mining	—	—	1 052	943	—	—	—	—	1 052	943
In Situ	584	494	741	629	—	—	—	—	1 324	1 124
E&P Canada	—	—	—	—	22	19	—	—	51	48

Total Canada	584	494	1 792	1 572	22	19	—	—	2 427	2 115

North Sea	—	—	—	—	10	10	1	1	10	10
Other International	—	—	—	—	51	13	—	—	51	13

Total Proved Undeveloped	584	494	1 792	1 572	82	42	1	1	2 488	2 138

Proved
Mining	1 673	1 498	1 052	943	—	—	—	—	2 725	2 441
In Situ	769	673	866	749	—	—	—	—	1 634	1 422
E&P Canada	—	—	—	—	78	63	34	30	113	97

Total Canada	2 442	2 171	1 917	1 692	78	63	34	30	4 473	3 961

North Sea	—	—	—	—	67	67	4	4	68	68
Other International	—	—	—	—	138	40	—	—	138	40

Total Proved	2 442	2 171	1 917	1 692	283	171	38	34	4 679	4 069

Probable
Mining	494	429	542	461	—	—	—	—	1 035	890
In Situ	1 257	1 020	305	241	—	—	—	—	1 561	1 260
E&P Canada	—	—	—	—	129	98	13	11	213	171

Total Canada	1 750	1 448	846	702	129	98	13	11	2 810	2 321

North Sea	—	—	—	—	26	26	2	2	26	26
Other International	—	—	—	—	95	38	—	—	95	38

Total Probable	1 750	1 448	846	702	251	161	15	13	2 931	2 385

Proved Plus Probable
Mining	2 167	1 927	1 593	1 404	—	—	—	—	3 760	3 331
In Situ	2 025	1 692	1 170	990	—	—	—	—	3 196	2 683
E&P Canada	—	—	—	—	207	161	47	42	326	268

Total Canada	4 192	3 619	2 764	2 394	207	161	47	42	7 282	6 281

North Sea	—	—	—	—	94	94	6	6	94	94
Other International	—	—	—	—	233	78	—	—	233	78

Total Proved Plus Probable	4 192	3 619	2 764	2 394	534	332	53	47	7 610	6 454

Please see Notes (1) through (7) at the end of the reserves data section for important information about volumes in this table.

28   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Reconciliation of Gross Reserves(1)(2)(3)
as at December 31, 2015
(forecast prices and costs)

	SCO(4)			Bitumen			Light Crude & Medium Crude Oil			Conventional Natural Gas(5)(6)			Total(7)

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Mining

December 31, 2014	1 792	498	2 291	845	408	1 253	—	—	—	—	—	—	2 637	907	3 543

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(9)	(23)	(5)	(27)	—	27	27	—	—	—	—	—	—	(23)	22	—

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—		—

Acquisitions	—	—	—	207	107	314	—	—	—	—	—	—	207	107	314

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production	(96)	—	(96)	—	—	—	—	—	—	—	—	—	(96)	—	(96)

December 31, 2015	1 673	494	2 167	1 052	542	1 593	—	—	—	—	—	—	2 725	1 035	3 760

In Situ

December 31, 2014	698	1 156	1 854	994	328	1 322	—	—	—	—	—	—	1 692	1 485	3 177

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(9)	100	101	201	(86)	(24)	(110)	—	—	—	—	—	—	14	77	91

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production	(30)	—	(30)	(42)	—	(42)	—	—	—	—	—	—	(72)	—	(72)

December 31, 2015	769	1 257	2 025	866	305	1 170	—	—	—	—	—	—	1 634	1 561	3 196

E&P Canada

December 31, 2014	—	—	—	—	—	—	110	230	340	50	18	68	119	233	351

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	5	5	—	—	—	—	5	5

Technical Revisions(9)	—	—	—	—	—	—	(15)	(106)	(121)	(1)	(3)	(4)	14	(25)	(11)

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)	(1)	—	(2)

Production	—	—	—	—	—	—	(17)	—	(17)	(7)	—	(7)	(18)	—	(18)

December 31, 2015	—	—	—	—	—	—	78	129	207	34	13	47	113	213	326

Total Canada

December 31, 2014	2 491	1 655	4 145	1 838	737	2 575	110	230	340	50	18	68	4 447	2 624	7 071

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	5	5	—	—	—	—	5	5

Technical Revisions(9)	78	96	174	(86)	3	(83)	(15)	(106)	(121)	(1)	(3)	(4)	6	74	80

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	207	107	314	—	—	—	—	—	—	207	107	314

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)	(1)	—	(2)

Production	(126)	—	(126)	(42)	—	(42)	(17)	—	(17)	(7)	—	(7)	(186)	—	(186)

December 31, 2015	2 442	1 750	4 192	1 917	846	2 764	78	129	207	34	13	47	4 473	2 810	7 282

Please see Notes (1) through (11) at the end of the reserves data section for important information about volumes in this table.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    29

Reconciliation of Gross Reserves(1)(2)(3) (continued)
as at December 31, 2015
(forecast prices and costs)

	SCO(4)			Bitumen			Light Crude & Medium Crude Oil			Conventional Natural Gas(5)(6)			Total(7)

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

North Sea

December 31, 2014	—	—	—	—	—	—	91	37	128	3	2	5	91	38	129

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(9)	—	—	—	—	—	—	1	(12)	(10)	4	—	4	2	(12)	(10)

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	(2)	1	(1)	—	—	—	(2)	1	(1)

Production	—	—	—	—	—	—	(23)	—	(23)	(4)	—	(4)	(24)	—	(24)

December 31, 2015	—	—	—	—	—	—	67	26	94	4	2	6	68	26	94

Other International

December 31, 2014	—	—	—	—	—	—	142	111	253	—	—	—	142	111	253

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(9)	—	—	—	—	—	—	(1)	(17)	(18)	—	—	—	(1)	(17)	(18)

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	(2)	1	(1)	—	—	—	(2)	1	(1)

Production	—	—	—	—	—	—	(1)	—	(1)	—	—	—	(1)	—	(1)

December 31, 2015	—	—	—	—	—	—	138	95	233	—	—	—	138	95	233

Total

December 31, 2014	2 491	1 655	4 145	1 838	737	2 575	343	378	721	53	20	73	4 681	2 773	7 454

Extensions & Improved Recovery(8)	—	—	—	—	—	—	—	5	5	—	—	—	—	5	5

Technical Revisions(9)	78	96	174	(86)	3	(83)	(15)	(135)	(150)	3	(3)	1	7	45	52

Discoveries(10)	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	207	107	314	—	—	—	—	—	—	207	107	314

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(11)	—	—	—	—	—	—	(4)	2	(2)	(8)	(2)	(10)	(5)	1	(4)

Production	(126)	—	(126)	(42)	—	(42)	(41)	—	(41)	(11)	—	(11)	(211)	—	(211)

December 31, 2015	2 442	1 750	4 192	1 917	846	2 764	283	251	534	38	15	53	4 679	2 931	7 610

Please see Notes (1) through (11) at the end of the reserves data section for important information about volumes in this table.

30   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Notes to Reserves Data Tables
as at December 31, 2015

(1)
See the Notes to Future Net Revenues Tables discussion for information on forecast prices and costs.

(2)
Reserves data tables may not add due to rounding.

(3)
Other International is comprised of quantities of crude oil in Libya which are expected to be produced under EPSAs. Under these EPSAs, net proved and probable reserves have been determined using the economic interest method. See the Reserves Categories section for a description of the economic interest method.

(4)
SCO reserves figures include the company's diesel sales volumes.

(5)
All conventional natural gas, other than immaterial amounts of NGLs (0.4 mmbbls of total proved and 0.6 mmbbls of total proved plus probable NGLs).

(6)
Despite a change in the NI 51-101 definition of Natural Gas, natural gas volumes have been reconciled as the associated assets are the same as previously reported.

(7)
Total gross volumes for E&P Canada include quantities of heavy crude oil as follows: Proved Undeveloped of 30 mmbbls, Proved of 30 mmbbls, Probable of 82 mmbbls and Proved Plus Probable of 111 mmbbls. Total net volumes for E&P Canada include quantities of heavy crude oil as follows: Proved Undeveloped of 29 mmbbls, Proved of 29 mmbbls, Probable of 71 mmbbls and Proved Plus Probable of 100 mmbbls. For the year ended December 31, 2014, Suncor had no reserves reportable for Heavy Oil. For the year ended December 31, 2015, and for the purposes of the reconciliation, all reserves added in the Heavy Oil category were the result of Technical Revisions.

(8)
Extensions & Improved Recovery are additions to the reserves resulting from step-out drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves.

(9)
Technical Revisions include changes in previous estimates resulting from new technical data or revised interpretations. In the case of In Situ, a decrease in probable bitumen reserves and an increase in SCO reserves is a result of a planned increase in upgraded Firebag volumes over the forecast period.

(10)
Discoveries are additions to reserves in reservoirs where no reserves were previously booked.

(11)
Economic Factors are changes due primarily to price forecasts, inflation rates or regulatory changes.

Definitions for Reserves Data Tables

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

Gross means:

(a)
in relation to Suncor's interest in production or reserves, Suncor's working-interest share before deduction of royalties and without including any royalty interests of Suncor;

(b)
in relation to wells, the total number of wells in which Suncor has a working interest; and

(c)
in relation to properties, the total area of properties in which Suncor has an interest.

Net means:

(a)
in relation to Suncor's interest in production or reserves, Suncor's working-interest share after deduction of royalty obligations, plus the company's royalty interests in production and reserves;

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    31

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

In the economic interest method used for PSCs, Suncor's share of profit revenue plus cost recovery revenue is divided by the associated oil or gas price forecast to determine Suncor's net volume entitlement, or entitlement reserves. The entitlement reserves are then adjusted to include reserves relating to income taxes payable by the national oil company on behalf of Suncor. Under this method, reported reserves will increase as commodity prices decrease (and vice versa).

32   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Future Net Revenues Tables and Notes(1)

Net Present Value of Future Net Revenues Before Income Taxes
as at December 31, 2015
(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)

	0%	5%	10%	15%	20%	($/boe)

Proved Developed Producing

Mining	19 220	15 149	9 715	6 233	4 078	6.48
In Situ	6 317	5 602	4 999	4 495	4 072	16.87
E&P Canada	782	919	952	940	909	19.67

Total Canada	26 318	21 670	15 666	11 668	9 060	8.50

North Sea	1 962	1 887	1 782	1 672	1 568	30.68
Other International	—	—	—	—	—	—

Total Proved Developed Producing	28 280	23 557	17 448	13 340	10 628	9.18

Proved Developed Non-Producing

Mining	—	—	—	—	—	—
In Situ	59	65	67	67	66	31.58
E&P Canada	2	2	1	1	1	4.84

Total Canada	61	67	68	68	67	28.35

North Sea	—	—	—	—	—	—
Other International	1 224	879	660	514	412	24.44

Total Proved Developed Non-Producing	1 285	946	729	582	479	24.76

Proved Undeveloped

Mining	15 152	4 185	388	(1 157)	(1 867)	0.41
In Situ	32 294	16 549	9 132	5 317	3 202	8.13
E&P Canada	1 102	623	288	56	(104)	5.95

Total Canada	48 548	21 357	9 808	4 216	1 230	4.64

North Sea	217	175	142	115	93	14.23
Other International	220	51	(37)	(83)	(105)	(2.80)

Total Proved Undeveloped	48 985	21 584	9 913	4 248	1 218	4.64

Proved

Mining	34 372	19 333	10 102	5 076	2 211	4.14
In Situ	38 670	22 216	14 198	9 879	7 340	9.98
E&P Canada	1 885	1 544	1 241	997	806	12.78

Total Canada	74 927	43 094	25 542	15 952	10 357	6.45

North Sea	2 179	2 062	1 924	1 787	1 661	28.27
Other International	1 444	930	623	431	307	15.44

Total Proved	78 549	46 086	28 089	18 171	12 325	6.90

Probable

Mining	34 288	10 345	4 789	2 870	1 990	5.38
In Situ	76 762	19 253	6 866	3 457	2 245	5.45
E&P Canada	12 309	7 694	5 201	3 731	2 798	30.47

Total Canada	123 359	37 291	16 855	10 058	7 033	7.26

North Sea	1 659	1 380	1 149	966	824	43.48
Other International	3 869	2 120	1 256	795	531	33.42

Total Probable	128 887	40 790	19 260	11 819	8 388	8.08

Proved Plus Probable

Mining	68 661	29 678	14 891	7 946	4 201	4.47
In Situ	115 432	41 469	21 064	13 336	9 585	7.85
E&P Canada	14 194	9 238	6 442	4 728	3 604	24.06

Total Canada	198 287	80 385	42 398	26 010	17 390	6.75

North Sea	3 838	3 442	3 073	2 754	2 485	32.52
Other International	5 312	3 050	1 879	1 226	838	24.11

Total Proved Plus Probable	207 436	86 877	47 349	29 990	20 713	7.34

Please see Notes (1) and (2) at the end of the Future Net Revenues Tables for important information.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    33

Net Present Value of Future Net Revenues After Income Taxes
as at December 31, 2015
(forecast prices and costs)

	(in $ millions, discounted at % per year)

	0%	5%	10%	15%	20%

Proved Developed Producing

Mining	12 862	11 447	7 445	4 777	3 105
In Situ	4 981	4 426	3 953	3 556	3 223
E&P Canada	782	919	952	940	909

Total Canada	18 624	16 792	12 350	9 273	7 237

North Sea	847	819	776	730	686
Other International	—	—	—	—	—

Total Proved Developed Producing	19 472	17 611	13 126	10 003	7 923

Proved Developed Non-Producing

Mining	—	—	—	—	—
In Situ	30	38	42	44	44
E&P Canada	2	2	1	1	1

Total Canada	32	40	43	45	45

North Sea	—	—	—	—	—
Other International	440	322	246	194	158

Total Proved Developed Non-Producing	472	362	289	239	203

Proved Undeveloped

Mining	11 850	3 043	(60)	(1 339)	(1 933)
In Situ	23 278	11 667	6 259	3 509	2 000
E&P Canada	1 086	615	284	54	(106)

Total Canada	36 214	15 324	6 483	2 224	(39)

North Sea	138	116	98	83	71
Other International	72	(28)	(81)	(108)	(120)

Total Proved Undeveloped	36 424	15 412	6 500	2 199	(88)

Proved

Mining	24 712	14 490	7 385	3 438	1 172
In Situ	28 288	16 130	10 255	7 109	5 267
E&P Canada	1 870	1 536	1 237	995	805

Total Canada	54 870	32 156	18 877	11 542	7 243

North Sea	986	935	874	813	757
Other International	512	294	165	86	38

Total Proved	56 368	33 385	19 915	12 441	8 038

Probable

Mining	25 728	7 577	3 485	2 115	1 503
In Situ	55 845	13 906	4 991	2 555	1 687
E&P Canada	9 063	5 720	3 885	2 798	2 109

Total Canada	90 637	27 202	12 361	7 469	5 299

North Sea	841	707	595	506	436
Other International	1 367	755	452	289	196

Total Probable	92 844	28 664	13 408	8 264	5 930

Proved Plus Probable

Mining	50 441	22 067	10 870	5 553	2 675
In Situ	84 133	30 036	15 246	9 664	6 953
E&P Canada	10 933	7 255	5 122	3 793	2 913

Total Canada	145 507	59 358	31 238	19 010	12 542

North Sea	1 826	1 641	1 469	1 319	1 193
Other International	1 879	1 049	617	375	233

Total Proved Plus Probable	149 212	62 049	33 323	20 705	13 968

See Note (1) at the end of the Future Net Revenues Tables for important information.

34   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Total Future Net Revenues
as at December 31, 2015
(forecast prices and costs)

(in $ millions, undiscounted)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenues Before Deducting Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenues After Deducting Future Income Tax Expenses

Proved Developed Producing

Mining	160 045	17 906	79 158	28 675	15 086	19 220	6 358	12 862
In Situ	20 914	754	10 765	2 575	504	6 317	1 336	4 981
E&P Canada	4 531	964	1 603	136	1 046	782	—	782

Total Canada	185 490	19 624	91 525	31 386	16 636	26 318	7 694	18 624

North Sea	4 566	—	1 813	155	637	1 962	1 114	847
Other International	—	—	—	—	—	—	—	—

Total Proved Developed Producing	190 056	19 624	93 339	31 541	17 273	28 280	8 808	19 472

Proved Developed Non-Producing

Mining	—	—	—	—	—	—	—	—
In Situ(3)	11	(3)	(44)	(3)	2	59	29	30
E&P Canada	8	—	4	1	1	2	—	2

Total Canada	19	(2)	(40)	(2)	2	61	29	32

North Sea	—	—	—	—	—	—	—	—
Other International	8 622	5 962	563	440	434	1 224	783	440

Total Proved Developed Non-Producing	8 641	5 959	523	438	436	1 285	813	472

Proved Undeveloped

Mining	82 393	9 113	44 132	12 549	1 447	15 152	3 302	11 850
In Situ	117 827	17 650	41 067	25 824	992	32 294	9 016	23 278
E&P Canada	4 805	308	1 251	1 669	475	1 102	16	1 086

Total Canada	205 025	27 071	86 450	40 042	2 914	48 548	12 334	36 214

North Sea	818	—	362	223	16	217	79	138
Other International	5 400	3 970	283	609	318	220	148	72

Total Proved Undeveloped	211 243	31 041	87 095	40 874	3 248	48 985	12 561	36 424

Proved

Mining	242 438	27 019	123 290	41 224	16 533	34 372	9 660	24 712
In Situ	138 752	18 401	51 788	28 395	1 498	38 670	10 382	28 288
E&P Canada	9 344	1 273	2 858	1 807	1 522	1 885	16	1 870

Total Canada	390 534	46 693	177 935	71 426	19 553	74 927	20 057	54 870

North Sea	5 384	—	2 176	378	652	2 179	1 193	986
Other International	14 022	9 932	846	1 049	752	1 444	931	512

Total Proved	409 940	56 624	180 957	72 853	20 957	78 549	22 182	56 368

Probable

Mining	129 105	18 104	61 152	13 628	1 932	34 289	8 560	25 728
In Situ	225 831	41 089	69 042	37 675	1 264	76 762	20 917	55 845
E&P Canada	21 910	4 355	3 775	1 042	429	12 308	3 245	9 063

Total Canada	376 846	63 547	133 969	52 345	3 625	123 359	32 723	90 637

North Sea	2 414	—	682	36	37	1 659	818	841
Other International	10 913	6 632	266	127	20	3 869	2 502	1 367

Total Probable	390 172	70 179	134 916	52 508	3 682	128 887	36 043	92 844

Proved Plus Probable

Mining	371 543	45 123	184 442	54 852	18 465	68 661	18 220	50 441
In Situ	364 583	59 490	120 829	66 070	2 762	115 432	31 299	84 133
E&P Canada	31 254	5 628	6 633	2 849	1 951	14 194	3 261	10 933

Total Canada	767 380	110 240	311 904	123 771	23 178	198 287	52 780	145 507

North Sea	7 798	—	2 858	414	689	3 838	2 011	1 826
Other International	24 935	16 563	1 111	1 176	773	5 312	3 433	1 879

Total Proved Plus Probable	800 113	126 803	315 873	125 361	24 640	207 436	58 224	149 212

See Note (3) at the end of the Future Net Revenues Tables.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    35

Future Net Revenues by Product Type(1)
as at December 31, 2015
(forecast prices and costs)

(before income taxes, discounted at 10% per year)	$ millions	Unit Value $/boe(2)

Proved Developed Producing

SCO	13 312	7.93

Bitumen	1 401	11.99

Light Crude & Medium Crude Oil(4)	2 700	26.68

Heavy Crude Oil	—	—

Conventional Natural Gas(5)	34	6.39

Total Proved Developed Producing	17 447	9.18

Proved

SCO	17 909	8.25

Bitumen	6 391	3.78

Light Crude & Medium Crude Oil(4)	3 643	21.35

Heavy Crude Oil	109	3.73

Conventional Natural Gas(5)	36	6.39

Total Proved	28 088	6.90

Proved Plus Probable

SCO	28 814	7.96

Bitumen	7 142	2.98

Light Crude & Medium Crude Oil(4)	8 953	26.97

Heavy Crude Oil	2 390	23.82

Conventional Natural Gas(5)	51	6.45

Total Proved Plus Probable	47 350	7.34

(1)
Figures may not add due to rounding.

(2)
Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.

(3)
Proved Developed Non-Producing reserves are calculated as the difference between Total Proved Developed and Proved Developed Producing cases, which may result in negative values due to differences in forecasts and related assumptions between the cases.

(4)
Light Crude & Medium Crude Oil includes associated byproducts, including solution gas and NGLs.

(5)
Natural gas includes associated byproducts, including oil and NGLs.

36   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Notes to Future Net Revenues Tables

In Situ Future Net Revenues

Future net revenues for In Situ properties reflect the flexibility of Suncor's operations, which allows production from these properties to be either upgraded to SCO or sold as non-upgraded bitumen. The proportion of upgraded production is based on estimated available upgrading capacity and can vary depending on pricing of the respective products, maintenance, fluctuations in production from mining and extraction operations, or changes in the company's overall Oil Sands development strategy.

Future net revenues disclosed above include the estimated future sales prices, and associated upgrader operating and sustaining capital costs, assuming that approximately 50-57% of Firebag bitumen production is upgraded to SCO from 2016 to 2033 and 100% thereafter (for total proved plus probable reserves). These assumptions have resulted in a $2.7 billion increase in the net present value of future net revenues (total proved plus probable reserves, before tax, discounted at 10%) attributable to In Situ production relative to the scenario where none of the bitumen is upgraded.

Revenues and the natural gas fuel expense associated with excess power generated from cogeneration facilities at Firebag are included in future net revenues.

Forecast Prices and Costs

Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Reports and the Sproule Reports, were derived using averages of forecasts developed by GLJ, Sproule and McDaniel & Associates Consultants Ltd. dated January 1, 2016. Resultant forecasts are set out below. To the extent that there are fixed or presently determinable future prices or costs to which Suncor is legally bound by contractual or other obligations to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs have been incorporated into the forecast prices as applied to the pertinent properties. The forecast cost and price assumptions include increases in wellhead selling prices, take into account inflation with respect to future operating and capital costs, and assume the continuance of current laws and regulations. The inflation rates utilized in the forecasts were 0.7% in 2016, 1.3% in 2017 and 1.8% in 2018 and thereafter.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    37

Prices Impacting Reserves Tables(1)

Forecast	Brent North Sea(2)	WTI Cushing Oklahoma	WCS Hardisty Alberta(3)	Light Sweet Edmonton Alberta(4)	Pentanes Plus Edmonton Alberta(5)	AECO Gas(6)	B.C. Gas Westcoast Station 2(7)	National Balancing Point North Sea(8)

Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu	Cdn$/mmbtu

2016	45.83	44.67	44.64	55.89	60.16	2.57	1.91	7.45

2017	56.73	55.20	54.52	66.47	70.95	3.14	2.70	7.98

2018	65.33	63.47	60.32	73.21	78.05	3.47	3.14	8.28

2019	72.90	71.00	67.42	81.35	86.58	3.80	3.51	8.98

2020	76.67	74.77	70.47	84.57	90.00	3.99	3.70	9.25

2021	80.17	78.24	73.50	87.88	93.46	4.13	3.84	9.53

2022	83.68	81.75	77.25	92.01	97.79	4.30	3.98	9.91

2023	87.34	85.37	80.95	96.24	102.23	4.48	4.16	10.29

2024	89.46	87.32	83.09	98.17	104.29	4.60	4.28	10.57

2025	91.10	88.90	84.56	99.94	106.16	4.70	4.38	10.76

2026	92.76	90.54	86.15	101.79	108.13	4.79	4.47	10.95

2027	94.50	92.22	87.76	103.69	110.14	4.88	4.55	11.14

2028	96.23	93.90	89.33	105.55	112.12	4.96	4.64	11.34

2029	97.98	95.62	90.97	107.49	114.18	5.05	4.72	11.54

2030	99.82	97.40	92.67	109.49	116.31	5.15	4.81	11.74

2031+	1.8%/yr	1.8%/yr	1.8%/yr	1.8%/yr	1.8%/yr	1.8%/yr	1.8%/yr	1.8%/yr

(1)
Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products.

(2)
Price used when determining offshore light crude and medium crude oil and heavy crude oil reserves for E&P Canada, North Sea reserves and Other International reserves.

(3)
Price used when determining bitumen reserves presented as In Situ and Mining reserves as well as for determining bitumen pricing for royalty calculation purposes.

(4)
Price used when determining SCO reserves presented as In Situ and Mining reserves.

(5)
Price used when determining the cost of diluent associated with bitumen reserves presented as In Situ and Mining reserves, as well as when accounting for diluent in determining bitumen pricing for royalty calculation purposes. A bitumen/diluent ratio of approximately two barrels of bitumen for one barrel of diluent was used. Price also used when determining NGLs reserves.

(6)
Price used when determining natural gas input costs for the production of SCO and bitumen reserves.

(7)
Price used when determining conventional natural gas reserves for E&P Canada areas.

(8)
Price used when determining conventional natural gas reserves presented as North Sea reserves.

Foreign Exchange Rates Impacting Forecast Prices

Forecast	US$/Cdn$ Exchange Rate	Cdn$/€ Exchange Rate	Cdn$/£ Exchange Rate

Year

2016	0.735	1.497	2.041

2017	0.767	1.435	2.022

2018	0.802	1.372	1.933

2019	0.817	1.347	1.898

2020	0.833	1.320	1.860

2021+	0.842	1.307	1.842

Disclosure of After-Tax Net Present Values of Future Net Revenues

Values presented in the table for Net Present Value of Future Net Revenues After Income Taxes reflect income tax burdens of assets at an individual asset level (for In Situ) or at a business area or legal entity level (for Mining, North Sea and E&P Canada) based on tax pools associated with that business area or legal entity. Income taxes for Other International assets are determined by their respective EPSAs. Suncor's actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different. The 2015 audited Consolidated Financial Statements and the MD&A should be consulted for information on income taxes at the corporate entity level.

38   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Additional Information Relating to Reserves Data

Future Development Costs(1)
as at December 31, 2015
(forecast prices and costs)

($ millions)	2016	2017	2018	2019	2020	Remainder	Total	Discounted At 10%

Proved

Mining	3 906	3 521	2 422	2 110	2 472	26 793	41 224	20 074

In Situ	812	780	1 196	1 879	679	23 051	28 395	10 618

E&P Canada	696	370	41	94	94	512	1 807	1 392

Total Canada	5 414	4 670	3 658	4 082	3 245	50 356	71 426	32 085

North Sea	156	116	11	9	13	72	378	307

Other International	18	91	97	152	122	570	1 049	551

Total Proved	5 588	4 877	3 766	4 243	3 380	50 998	72 853	32 943

Proved Plus Probable

Mining	3 920	3 536	2 466	2 166	2 594	40 170	54 852	21 865

In Situ	796	826	850	1 379	894	61 325	66 070	11 617

E&P Canada	853	540	144	215	295	802	2 849	2 111

Total Canada	5 569	4 902	3 459	3 760	3 784	102 298	123 771	35 594

North Sea	156	116	11	9	13	108	414	318

Other International	18	103	98	156	125	676	1 176	587

Total Proved Plus Probable	5 743	5 121	3 568	3 925	3 921	103 082	125 361	36 499

(1)
Figures may not add due to rounding.

Development costs include costs associated with both developed and undeveloped reserves. Significant development activities and costs for 2016 are expected to include:

•
Development activities for Fort Hills continue to focus on procurement and field construction activities. For Mining, turnaround and major maintenance at Upgrader 2, development of fluid management facilities for Oil Sands Base, and utilities sustainment, mining and tailings projects at Syncrude. Remaining development costs for Oil Sands Base and Syncrude relate to capital investments that maintain the production capacity of existing facilities, including, but not limited to, major maintenance, truck and shovel replacement, the replenishment of catalysts in hydrotreating units at the upgraders and improvements to utilities, roads and other facilities.

•
For both Firebag and MacKay River operations within In Situ, the drilling of new well pairs as well as the design and construction of new well pads that are expected to maintain existing production levels in future years.

•
For E&P Canada, construction activities at Hebron, as well as development drilling at Hibernia, the HSEU and White Rose.

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

Interest expense or other costs of external funding are not included in the reserves and future net revenues estimates and could reduce future net revenues to some degree depending upon the funding sources utilized. Suncor does not anticipate that interest expense or other funding costs on their own would make development of any property uneconomic.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    39

Abandonment and Reclamation Costs

The company completes an annual review of its consolidated abandonment and reclamation cost estimates. The estimates are based on the anticipated method and extent of restoration, consistent with legal requirements, technological advances and the possible future use of the site.

As at December 31, 2015, Suncor estimated its undiscounted, uninflated abandonment and reclamation costs for its upstream assets to be approximately $9.7 billion (discounted at 10%, approximately $3.0 billion). Abandonment and reclamation costs are limited to current disturbances at December 31, 2015, and exclude estimated abandonment and reclamation costs for its Refining and Marketing assets ($0.2 billion, undiscounted and uninflated). Suncor estimates that it will incur $1.3 billion of its identified abandonment and reclamation costs during the next three years (undiscounted: 2016 – $0.4 billion, 2017 – $0.4 billion, 2018 – $0.5 billion), more than 80% of which is associated with Oil Sands mining operations.

Approximately $24.6 billion (inflated and undiscounted) has been deducted as abandonment and reclamation costs in estimating the future net revenues from proved plus probable reserves, including $21.2 billion related to the company's oil sands upgraders, extraction facilities, tailings ponds, sub-surface wells and central processing facilities, which includes amounts related to current disturbances.

As a result of regulatory changes to reserves reporting requirements, the abandonment and reclamation cost estimate included in the net present values of the company's proved and probable reserves now include costs related to the reclamation of disturbed land from oil sands mining activities, future mining disturbances, the treatment of legacy oil sands tailings, the decommissioning of oil sands and natural gas processing facilities and well pads, existing and future reserves wells and associated service wells, disturbed lease sites, and future lease site disturbances. Historically, the abandonment and reclamation cost estimates included in the net present values of proved and probable reserves were limited to the abandonment of production and service wells, including forecasted wells for undeveloped reserves.

40   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross proved and probable undeveloped reserves and represent undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

Gross Proved Undeveloped Reserves(1)
(forecast prices and costs)

	2013		2014		2015

	First Attributed	Total at December 31 2013	First Attributed	Total at December 31 2014	First Attributed	Total at December 31 2015

SCO (mmbbls)

Mining	—	—	—	—	—	—

In Situ	75	564	—	532	—	584

Total SCO	75	564	—	532	—	584

Bitumen (mmbbls)

Mining	845	845	—	845	207	1 052

In Situ	74	875	—	830	—	741

Total Bitumen	918	1 720	—	1 674	207	1 792

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada(2)	2	27	38	52	—	22

North Sea	—	25	—	16	—	10

Other International(3)	—	5	—	2	—	51

Total Light Crude & Medium Crude Oil	2	57	38	70	—	82

Heavy Crude Oil (mmbbls)

E&P Canada(2)	—	—	—	—	—	30

North Sea	—	—	—	—	—	—

Other International(3)	—	—	—	—	—	—

Total Heavy Crude Oil	—	—	—	—	—	30

Natural Gas (bcfe)(4)

E&P Canada(2)	4	5	—	—	—	—

North Sea	—	1	—	1	—	1

Other International(3)	—	—	—	—	—	—

Total Natural Gas	4	6	—	1	—	1

Total (mmboe)	996	2 342	38	2 277	207	2 488

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    41

Gross Probable Undeveloped Reserves(1)
(forecast prices and costs)

	2013		2014		2015

	First Attributed	Total at December 31 2013	First Attributed	Total at December 31 2014	First Attributed	Total at December 31 2015

SCO (mmbbls)

Mining	—	265	—	265	—	265

In Situ	—	1 074	—	1 112	—	1 207

Total SCO	—	1 339	—	1 378	—	1 473

Bitumen (mmbbls)

Mining	397	397	—	408	107	542

In Situ	—	369	—	268	—	250

Total Bitumen	397	766	—	677	107	791

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada(2)	22	236	10	189	5	88

North Sea	—	23	—	13	—	4

Other International(3)	—	9	1	3	—	42

Total Light Crude & Medium Crude Oil	22	267	11	205	5	133

Heavy Crude Oil (mmbbls)

E&P Canada(2)	—	—	—	—	—	82

North Sea	—	—	—	—	—	—

Other International(3)	—	—	—	—	—	—

Total Heavy Crude Oil	—	—	—	—	—	82

Natural Gas (bcfe)(4)

E&P Canada(2)	17	21	—	3	—	3

North Sea	—	2	—	1	—	1

Other International(3)	—	—	—	—	—	—

Total Natural Gas	17	23	—	4	—	3

Total (mmboe)	422	2 376	11	2 260	112	2 479

(1)
Figures above may not add due to rounding.

(2)
E&P Canada includes properties previously held by Suncor and subsequently disposed of in 2013 and 2014.

(3)
Other International includes certain volumes for Libya that have been reclassified to undeveloped due to facility damage.

(4)
All conventional natural gas, other than immaterial amounts of NGLs (less than 0.6 mmbbls).

42   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Undeveloped In Situ reserves, which constitute approximately 53% of Suncor's gross proved undeveloped reserves and 59% of Suncor's gross probable undeveloped reserves have been assigned to reserves areas which are not classified as developed producing. Where supported by core hole wells, proved undeveloped reserves have been attributed to regions within 1.2 km from currently drilled or near-term planned production wells where AER approval is pending and, in the case of Firebag, also within 2.4 km from producing wells. Suncor has delineated In Situ reserves to a high degree of certainty through seismic data and core hole drilling, consistent with COGE Handbook guidelines. In most cases, proved reserves have been drilled to a density of 16 wells per section, which is in excess of the eight wells per section required for regulatory approval. Further delineation is pursued through annual core hole drilling programs. Management uses integrated plans to forecast future development. These detailed plans align current production, processing and pipeline constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next ten years, and are reviewed and updated annually for internal and external factors affecting planned activity. The timing associated with developing undeveloped In Situ reserves is a function of the forecasts of the declining production from existing In Situ wells, and will take several years to develop, depending on performance. When existing wells decline, Suncor commences development of the reserves and wells surrounding the declining areas. This will entail drilling replacement well pairs and constructing sustaining pads. The economic viability of developing the sustaining pads and associated well pairs is tested to ensure that ongoing development is economic as required for reserves assessment. Sustaining pads are at various stages of development, from pad regulatory approval awaiting final internal approval to pad regulatory application to more detailed continuing core hole evaluation. Final internal approvals are aligned with declining production from the existing In Situ wells.

Undeveloped Mining reserves constitute approximately 42% of Suncor's gross proved undeveloped reserves and 32% of Suncor's gross probable undeveloped reserves, and relate to the Fort Hills mining project and Syncrude Aurora South mining area, which have regulatory approvals substantially in place and are well-delineated by core hole drilling. Suncor is currently completing construction of the Fort Hills mining area, and first oil is expected by the fourth quarter of 2017. The co-owners of Syncrude do not expect that the Aurora South mining area will come on-stream before 2023, when production from the Mildred Lake mining area is expected to be complete.

Undeveloped conventional reserves (light crude oil and medium crude oil, heavy crude oil, and natural gas) constitute approximately 5% of Suncor's gross proved undeveloped reserves and approximately 9% of Suncor's gross probable undeveloped reserves. Undeveloped conventional reserves primarily relate to the company's offshore assets at E&P Canada, mainly associated with Hebron which is currently under development (first oil expected in 2017), and under-drilled or undrilled fault blocks related to extension areas in Hibernia, White Rose and Terra Nova. In 2015, extensive damage was sustained in Libya to the facilities associated with EPSA 5. As a result, Suncor has reclassified the associated reserves for EPSA 5 from developed non-producing to undeveloped. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserve availability. Accordingly, in some cases, it will take longer than two years to develop all of the currently assigned undeveloped conventional reserves. Suncor plans to develop the majority of the conventional proved undeveloped reserves over the next five years and the majority of the conventional probable undeveloped reserves over the next seven years.

Properties with no Attributed Reserves

The following table is a summary of properties to which no reserves are attributed as at December 31, 2015. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares

Canada	6 581 794	3 755 580

Libya	2 950 978	1 339 489

U.S. – Alaska	481 740	160 564

Syria	345 194	345 194

Norway	286 775	76 775

U.K.	119 541	35 599

Australia (overriding royalty interest only)	113 027	—

Total	10 879 049	5 713 201

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    43

Suncor's undeveloped petroleum assets include exploration properties in a preliminary phase of evaluation, to discovery areas where tenure to the property is held indefinitely on the basis of hydrocarbon test results, but where economic development is not currently possible or has not yet been sanctioned. Certain Mining and In Situ properties may be in a relatively mature phase of evaluation, where a significant amount of development has occurred; however, reserves cannot be attributed due to one or more contingencies, such as project sanction. In many cases where reserves are not attributed to lands containing one or more discovery wells, the key limiting factor is the lack of available production infrastructure. Each year, as part of the company's process to review the economic viability of its properties, some properties are selected for further development activities, while others are temporarily deferred, sold, swapped or relinquished back to the mineral rights owner.

In 2016, Suncor's rights to 48,392 net hectares in Canada, 37,325 net hectares in Norway and 17,094 net hectares in the U.K. are scheduled to expire. The expiries include approximately 2,800 net hectares in In Situ and 2,200 net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2016 through the conduct of work programs and/or the payment of prescribed fees to the rights owner.

Oil and Gas Properties and Wells(1)

The following table is a summary of oil and gas wells as at December 31, 2015.

	Oil Wells				Natural Gas Wells

	Producing		Non-Producing(2)(3)		Producing		Non-Producing(2)(3)

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta – In Situ(4)	286.0	286.0	322.0	262.3	—	—	—	—

British Columbia	—	—	—	—	28.0	26.5	21.0	16.9

Newfoundland	66.0	16.6	5.0	1.8	—	—	—	—

North Sea	37.0	10.8	7.0	2.0	—	—	—	—

Other International(5)	—	—	419.0	211.1	—	—	6.0	6.0

Total	389.0	313.4	753.0	477.2	28.0	26.5	27.0	22.9

(1)
All oil and gas wells are onshore, other than Newfoundland and the North Sea.

(2)
Non-producing wells include, but are not limited to, wells where there is no near-term plan for abandonment, wells where drilling has finished but the well has not been completed, wells requiring maintenance or workover where the resumption of production is not known, and wells that have been shut in and the date of resumption of production is not known with reasonable certainty.

(3)
Non-producing wells do not necessarily lead to classification of non-producing reserves.

(4)
SAGD well pairs are counted as one well. Wells where steam injection has commenced are classified as producing.

(5)
Other International includes wells associated with the company's suspended operations in Syria and Libya.

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

For Other International, non-producing reserves are associated with wells in Libya that were suspended in the fourth quarter of 2015, due to political unrest in the country, which resulted in the closure of export terminal operations. Production in Libya remains impacted by political unrest, with the timing of a return to normal operations remaining uncertain. As such, all reserves associated with EPSAs 1-4 have been classified as non-producing, while reserves associated with EPSA 5, where facilities have been damaged, have been classified as undeveloped in light of the costs required to repair facilities and restore production.

44   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Costs Incurred

The table below summarizes the company's costs incurred related to its oil and gas activities for the year ended December 31, 2015.

($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total

Canada – Mining and In Situ	157	360	18	3 553	4 088

Canada – E&P Canada	131	—	1	869	1 001

Total Canada	288	360	19	4 422	5 089

North Sea	252	—	—	164	416

Other International	12	—	—	—	12

Total	552	360	19	4 586	5 517

Exploration and Development Activities

The table below outlines the gross and net exploratory and development wells the company completed during the year ended December 31, 2015.

	Exploratory Wells(1)		Development Wells

Total number of wells completed	Gross	Net	Gross	Net

Canada – Oil Sands

Oil	—	—	24	24

Service(2)	—	—	29	29

Stratigraphic Test(3)	386.0	241.3	151	61

Total	386.0	241.3	204	114

Canada – E&P Canada

Oil	—	—	3	0.7

Dry Hole	1	0.4	1	0.2

Natural Gas	—	—	—	—

Service(2)	—	—	1	0.2

Stratigraphic Test(3)	—	—	—	—

Total	1	0.4	5	1.1

North Sea

Oil	—	—	7	1.9

Service(2)	—	—	4	1.1

Dry Hole	4	2.5	—	—

Stratigraphic Test(3)	—	—	—	—

Total	4	2.5	11	3.0

(1)
Exploratory wells for Oil Sands include activity related to technology pilot projects.

(2)
Service wells for Oil Sands include the injection well in a SAGD well pair, in addition to observation and disposal wells. Service wells for E&P Canada include water and gas injection wells. Service wells for North Sea include water injection wells.

(3)
Stratigraphic test wells for Oil Sands include core hole drilling wells.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    45

Significant exploration and development activities in 2015 included:

•
For Mining, stratigraphic test well drilling programs and other survey work at Oil Sands Base and Syncrude to provide additional information on areas the company expects to mine in the near term.

•
For In Situ, the drilling of new well pairs and infill wells at Firebag and MacKay River that are expected to assist in maintaining production levels in future years, stratigraphic test well drilling programs at MacKay River, Meadow Creek, Firebag and Lewis to further delineate resources, and activity to start up pilot technology projects.

•
For E&P Canada, construction activities at Hebron, development drilling for Hibernia, the HSEU, White Rose and the South White Rose Extension. E&P Canada also included exploration drilling in the Shelburne Basin.

•
For North Sea, continuation of development drilling for Golden Eagle, and exploration drilling in Norway and U.K. sectors of North Sea.

For significant exploration and development activities expected to occur in 2016 and beyond, see Narrative Description of Suncor's Businesses and Future Development Costs herein.

Production History(1)

2015	Q1	Q2	Q3	Q4	Year Ended

Canada – Oil Sands(2)

Total production (mbbls/d)	475.6	448.7	458.4	470.6	463.4

SCO (mbbls/d)	381.7	352.3	343.0	323.1	349.9

Non-upgraded bitumen (mbbls/d)	93.9	96.4	115.4	147.5	113.5

($/bbl)

Average price realized	48.30	61.63	48.85	42.55	50.26

Royalties	(0.44)	(0.93)	(1.14)	(0.22)	(0.67)

Total cash operating costs(3)	(28.95)	(29.57)	(27.89)	(28.82)	(28.80)

Canada – Light Crude & Medium Crude Oil(4)

Total production (mbbls/d)	58.1	37.0	36.9	43.5	43.8

($/bbl)

Average price realized(5)	66.38	78.23	59.09	52.51	65.12

Royalties	(17.58)	(16.38)	(4.39)	(5.79)	(12.49)

Production costs	(11.33)	(18.36)	(20.63)	(19.67)	(16.33)

Netback	37.47	43.49	34.07	27.05	36.30

North Sea – Light Crude & Medium Crude Oil(6)

Total production (mboe/d)	61.2	66.9	67.0	63.2	64.6

($/boe)

Average price realized(5)	64.48	72.84	62.86	54.91	63.85

Royalties	—	—	—	—	—

Production costs	(9.65)	(8.52)	(8.42)	(8.42)	(8.70)

Netback	54.83	64.32	54.44	46.49	55.15

(1)
Production and liftings in Libya have been intermittent and are not considered material to Suncor and therefore are not included.

(2)
Suncor measures cash operating cost on a production volumes basis for its Oil Sands operations. For this reason, a netback calculation for SCO and bitumen is not presented. Amounts presented include results from the company's share of Syncrude.

(3)
Non-GAAP financial measures. See the Advisories section of this AIF.

(4)
Volumes exclude natural gas and NGLs production from E&P Canada onshore properties, which is not considered material to Suncor.

(5)
Average price realized is net of transportation costs, but before royalties.

(6)
Volumes include field production for associated gas and NGLs.

46   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

The following table provides the production volumes on a working-interest basis, before royalties for each of Suncor's significant fields for the year ended December 31, 2015.

	SCO	Bitumen	Light & Medium Oil

	mbbls/d	mbbls/d	mbbls/d

Mining – Suncor	239.0	—	—

Mining – Syncrude	30.0	—	—

Firebag	80.3	83.6	—

MacKay River	0.7	29.8	—

Buzzard	—	—	49.8

GEAD	—	—	14.8

Hibernia	—	—	18.1

White Rose	—	—	12.2

Terra Nova	—	—	13.5

Total	350.0	113.4	108.4

Production Estimates

The table below outlines the production estimates for 2016 that are included in the estimates of gross proved reserves and gross probable reserves as at December 31, 2015. Total Proved plus Probable production estimates from Suncor's mining operations (excluding Syncrude) are 222.3 mbbls/d of SCO, approximately 39% of total estimated production for 2016, and from Firebag are 165.0 mbbls/d of SCO and bitumen, approximately 29% of total estimated production for 2016.

	SCO		Bitumen		Light & Medium Oil		Natural Gas		Total
	(mbbls/d)		(mbbls/d)		(mbbls/d)		(mmcfe/d)(1)		(mmboe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved	319	314	106	105	42	34	13	12	469	455

Probable	21	21	8	8	9	8	1	1	38	37

Proved Plus Probable	340	335	114	112	51	42	14	13	507	492

North Sea

Proved	—	—	—	—	46	46	5	5	47	47

Probable	—	—	—	—	4	4	1	1	4	4

Proved Plus Probable	—	—	—	—	50	50	5	5	51	51

Other International

Proved	—	—	—	—	9	2	—	—	9	2

Probable	—	—	—	—	—	—	—	—	—	—

Proved Plus Probable	—	—	—	—	9	2	—	—	9	2

Total

Proved	319	314	106	105	96	82	18	16	524	504

Probable	21	21	8	8	13	12	2	2	42	41

Proved Plus Probable	340	335	114	112	109	94	20	18	566	545

(1)
Figures above may not add due to rounding.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    47

Work Commitments

The practice of governments requiring companies to pledge to carry out work commitments in exchange for the right to carry out exploration for and development of hydrocarbons is common, particularly in unexplored or lightly explored regions of the world. The following table shows the estimated values of work commitments Suncor has made in regard to the lands it holds as at December 31, 2015. These commitments run through 2021 and beyond, and are primarily for conducting seismic programs and drilling exploration wells.

Country/Area ($ millions)	2016	Total

Canada	—	96

North Sea	1	1

Other International	—	497

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices; however, Suncor did not consider any financial derivative transactions to be material in 2015. A description of Suncor's use of such instruments is provided in the 2015 audited Consolidated Financial Statements and related MD&A for the year ended December 31, 2015.

Tax Horizon

In 2015, Suncor was subject to cash tax in the majority of the jurisdictions in which it generates earnings, including earnings related to its Canadian, North Sea and Other International production.

48   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, environmental, development, production, refining, transportation and marketing). These regulations are imposed by legislation enacted by various levels of government, and, with respect to export and taxation of oil and natural gas, by agreements among the governments of Canada, Ontario, Quebec, Alberta, British Columbia, and Newfoundland and Labrador, as well as the governments of the United States and other foreign jurisdictions in which we operate, all of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record. All governments have the ability to change legislation; the company is unable to predict what additional legislation or amendments may be enacted. Suncor may engage in the discussion on proposed changes to ensure Suncor's interests are recognized. The following discussion outlines some of the principal aspects of legislation, regulations and agreements governing Suncor's operations.

Pricing, Marketing and Exporting Crude Oil

The producers of oil are entitled to negotiate sales and purchase agreements directly with oil purchasers. Most agreements are linked to global oil prices. In Canada, oil exporters are also entitled to enter into export contracts. If the term of an export contract exceeds one year for light and medium crude oil or exceeds two years for heavy crude oil (to a maximum of 25 years), the exporter is required to obtain an export licence from the National Energy Board (NEB). If the term of an export contract does not exceed one year for light and medium crude oil or does not exceed two years for heavy crude oil, the exporter is required to obtain an order approving such export from the NEB. The NEB is currently drafting amending regulations to update the current regulations governing the issuance of export licences. The updating process is necessary to meet the criteria set out in the federal Jobs, Growth and Long-Term Prosperity Act, which received Royal Assent on June 29, 2012 (the Prosperity Act). In the transitory period, the NEB has issued, and is currently following, an Interim Memorandum of Guidance concerning Oil and Gas Export Applications and Gas Import Applications under Part VI of the National Energy Board Act.

Under the North American Free Trade Agreement (NAFTA), Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36-month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements.

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

Royalties, Incentives and Income Taxes

Canada

The royalty regime is a significant factor in the profitability of SCO, bitumen, crude oil, NGLs and natural gas production. Royalties on production from lands other than Crown lands are determined by negotiations between the mineral freehold owner and the lessee, although production from such lands may be subject to certain provincial taxes. Crown royalties are determined by governmental regulation or by agreement with government in certain circumstances, which are subject to change as a result of numerous factors, including political considerations, and are generally calculated as a percentage of revenues received from the value of the gross production. The royalty rate generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, depth of well, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the owner's working interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

For a discussion of the royalties in Alberta and Newfoundland and Labrador, refer to the Narrative Description of Suncor's Businesses section of this AIF.

The Canadian federal corporate income tax rate levied on taxable income was 15% for active business income, including resource income. The average provincial income tax rate for Suncor in 2015 was 11.34%. In the second

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    49

quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015, which changed the combined federal and provincial income tax rate from 25.66% to 26.34%.

Other Jurisdictions

Operations in the U.S. are subject to the U.S. federal tax rate of 35% and various state-level taxes, primarily 4.63% in Colorado.

Operations in the U.K. are subject to a tax rate of 50%, made up of the corporate income tax rate and the supplemental charge. Suncor earns refundable tax credits related to eligible exploration spending in Norway at a rate of 78%.

Amounts presented in Suncor's 2015 audited Consolidated Financial Statements as royalties for production from the company's Libya operations are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor's working interest in the particular project and the net revenue attributable to Suncor under the terms of the respective EPSAs. All government interests in these operations, except for income taxes, are presented as royalties.

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

Environmental Regulation

The company is subject to environmental regulation under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. These regulatory regimes are laws of general application. Among other things, they provide for restrictions and prohibitions on the spill, release or emission of various substances produced in association with production that apply to Suncor and other companies in the energy industry. The regulatory regimes require Suncor to obtain operating licences and permits in order to operate, and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, and the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments and regulatory approvals are generally required before initiating most new major projects or undertaking significant changes to existing operations. In addition, this legislation requires that the company abandon and reclaim mine, well and facility sites to the satisfaction of regulatory authorities and, in some cases, this burden may remain with the company even after disposition of an asset to a third party. Compliance with such legislation can require significant expenditures, and a breach of these requirements may result in suspension or revocation of necessary licences and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties. In addition to these specific, known requirements, Suncor expects future changes to environmental legislation, including anticipated legislation for air pollution (Criteria Air Contaminants) and GHG emissions that will impose further requirements on companies operating in the energy industry.

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

In general, there remains uncertainty around the outcomes and impacts of climate change and environmental laws and regulations, whether currently in force or enacted in the future. It is not currently possible to predict the nature of any future requirements or the impact on the company and its business, financial condition, results of operations and

50   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

cash flow. We continue to actively work to mitigate our environmental impact, including taking action to reduce GHG emissions, investing in renewable forms of energy such as wind power and biofuels, continuing land reclamation activities, installing new emissions abatement equipment, investing in research and development, and working to advance other environmental technologies such as solvent-based extraction techniques.

Recent environmental regulation and initiatives have had an impact on many areas important to Suncor's operations, some of which are summarized in the following subsections.

Climate Change

Suncor operates in many jurisdictions that have regulated, or have proposed to regulate, industrial GHG emissions. Regulated jurisdictions generally have policies based on (i) caps on the intensity of GHG emissions including absolute GHG emissions limits, (ii) a cap-and-trade system, (iii) a carbon price, (iv) a hybrid of a carbon price and a cap-and-trade system, or (v) complementary policies such as low carbon fuel and renewable fuel standards. Suncor is committed to fully complying with existing regulations and will continue to constructively engage the appropriate governmental bodies in meaningful dialogue to harmonize regulations across jurisdictions within North America, which focus on achieving actual reduction goals and sustainable resource development.

International Climate Change Agreements and Treaties

A new high level global climate agreement with a goal to limit warming to less than 2C above pre-industrial levels was reached during the United Nations Framework Convention on Climate Change Conference of the Parties held in Paris. The agreement requires ratification by at least 55 parties representing an estimated 55% of total global GHG emissions before taking effect in 2020. The Government of Canada submitted its post-2020 intended nationally determined contribution (INDC) to reduce GHG emissions economy-wide by 30% below 2005 levels by 2030. In comparison, the U.S. INDC is to reduce GHGs by 26-28% to 2005 levels by 2025. G7 leaders also announced a GHG reduction target of 40-70% reductions by 2050 compared to 2010 levels. The G7 emphasized their commitment to "the long-term objective of applying effective policies and actions throughout the global economy, including carbon market-based and regulatory instruments".

Canadian Federal GHG Regulations

The current federal government plans to establish a national climate change framework to reduce emissions supported by provincial government action and co-operation. In addition, the Government of Canada continues to pursue harmonization with the U.S. (where appropriate). Examples include regulations around natural gas electricity generation and methane reduction from natural gas and other petroleum systems. In line with the U.S., Canada has acted upon the phase-out of thermal electricity from coal. It has adopted a renewable fuels standard, mandating that 5% of gasoline supply come from renewable sources such as ethanol and that 2% of diesel supply come from bio-diesel.

Canadian Provincial GHG Regulations

At the 2015 Canadian Premiers' conference, the leaders of all 10 provinces and three territories worked towards their vision and principles for a Canadian Energy Strategy (CES) that enhances actions on clean energy and climate change in Canada. The CES focuses on subnational co-operative climate change mitigation action, and highlights carbon pricing and carbon capture and storage to ensure a secure energy future that promotes economic growth while ensuring a high standard of environmental and social responsibility. In addition, various Canadian provinces have advanced their own GHG emissions reduction targets and passed legislation to regulate emitters.

The Government of Alberta released its Climate Leadership Plan framework for a climate change regulation that applies a $30/ton carbon price on all emissions at an economy-wide level starting in 2018 with the flexibility to adjust prices over time. In order to address competitiveness concerns of trade-exposed sectors like the oil sands, facilities will pay the carbon price above a yet-to-be established performance benchmark for each of in situ, mining, upgrading and refining. In addition, a legislated emissions limit of 100 megatons per year in the oil sands sector with provisions for cogeneration and new upgrading facilities will be introduced allowing for continued growth and development while accelerating emissions reduction technology and operational optimization. The current Specified Gas Emitters Regulation (SGER) enacted under the Climate Change and Emissions Management Act (Alberta), will continue, with the emissions intensity requirement of a regulated facility increasing to a 15% reduction from its baseline in 2016 and to a 20% reduction in 2017. The existing compliance mechanisms will remain, including the ability to purchase Climate Change and Emissions Management Fund Credits (Fund Credits). However, the costs of the Fund Credits will increase from $15/tonne to $20/tonne in 2016 and $30/tonne in 2017. The SGER is currently in effect until the end of 2017, at which point in time it is expected to be amended or replaced.

Suncor's Oil Sands Base plant, MacKay River plant, Firebag operations and the Edmonton refinery continue to comply with SGER. For the 2014 compliance year, the total cost to

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    51

comply with the SGER was approximately $7 million. Compliance was achieved through reduced emissions per unit of production, retirement of internally generated offset credits and emission performance credits (EPCs). The cost of compliance was slightly lower than if all of the required reductions had been met through the purchase of $15/tonne of Fund Credits due to the realized cost of purchasing emission offsets and retiring EPCs. For the 2015 compliance year, the total compliance costs to Suncor are estimated to be between $8 million and $12 million, based on a cost of $15/tonne of CO2e.

Several Canadian provinces (including British Columbia, Ontario and Quebec) are members of the Western Climate Initiative (WCI), a multi-jurisdictional partnership, whose members also include individual U.S. states. WCI was created in 2007 to address climate change with the initiative to reduce GHG emissions at the regional level to 15% below 2005 levels by 2020.

The Province of British Columbia enacted a carbon tax in 2008, which is capped at $30/tonne of CO2e through 2018. This carbon tax is revenue neutral, in that revenues are recycled back to taxpayers via tax reductions, and is applied on consumption. Suncor's natural gas production and gathering facilities, and refined product distribution terminals in B.C. do not exceed the 25,000 tonne reporting threshold under these regulations. The purchaser or user of fuels pays the B.C. carbon tax, which is collected by Suncor and forwarded on to the government.

Quebec's cap-and-trade system is linked to the WCI. Allowances and offsets are fungible across the WCI. Suncor's Montreal refinery is subject to Quebec's cap-and-trade system for both its stationary GHG emissions because it produces more than 25,000 tonnes of CO2e per year and for emissions from transportation fuels effective January 1, 2015. Emitters are required to either reduce their emissions or purchase eligible compliance mechanisms to cover their emissions above a specified cap. The cap and the allocation of free allowances are established by Quebec. For the 2014 compliance year, the total cost to comply under the Quebec cap-and-trade system was approximately $1 million. For the 2015 compliance year, the projected total compliance costs are estimated to be approximately $61 million, consisting of $60 million to cover emissions attributed to the distribution of transportation fuels and less than $1 million attributed to the Montreal refinery's stationary emissions. The majority of the compliance costs covering the emissions from transportation fuels have been passed through to the consumer, resulting in an estimated net compliance cost of approximately $1 million.

Ontario will be joining the WCI by 2017. In consultation with the industrial sector, Ontario is currently developing the framework and design of its cap-and-trade system with consideration to energy-intensive trade-exposed sectors. Suncor's lubricants plant in Mississauga and its Sarnia refinery will be subject to the cap-and-trade system. Compliance is expected to be similar to Quebec where Suncor's Sarnia refinery will be subject to both stationary GHG emissions in addition to emissions from the distribution of transportation fuels.

In the fall of 2015, the premiers of Ontario and Quebec signed two new, non-binding memorandums of understanding and made commitments on shared priorities, including climate change. Climate change priorities include close co-operation on the development and adoption of new offset credit protocols to expand the potential for GHG emissions reductions across both provinces. Suncor supports the linking of carbon markets and the use of offset credits.

U.S. GHG Regulations

The U.S. supports a clean energy standard that would reduce GHG emissions from the power sector and increase the use of cleaner sources of energy, including natural gas, nuclear power and "clean" coal. The U.S. continues to advance the 2013 Climate Action Plan to reduce GHG emissions. In the absence of other federal legislation on GHG emissions, the current administration of the United States is endorsing the U.S. Environmental Protection Agency (EPA) to regulate GHG emissions under the Clean Air Act, starting with the thermal power sector. The implications on the oil and gas industry being regulated under the EPA and the timing of such regulations remain unknown. In the meantime, the EPA has implemented a mandatory GHG reporting rule for all large facilities (emitting greater than 25,000 tonnes of CO2e per year), which includes Suncor's refinery in Commerce City, Colorado.

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

California state's AB32 legislation provides for a Low Carbon Fuel Standard (LCFS). AB32 requires California to reduce its GHG emissions to 1990 levels by 2020. In September 2015, California passed SB350 which provides that 50% renewables make up the state's power supply by 2030 and for a 50% increase in energy efficiency in buildings by 2030. The bill's earlier provision requiring petroleum use consumption to be reduced by 50% by 2030 was removed from the final bill.

52   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

International Regulations

The European Union Emissions Trading Scheme (EU ETS) applies to Suncor's non-operated offshore assets in the U.K. and Norway sectors of the North Sea. The EU ETS requires that member countries set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase III of EU ETS includes a transition from free allocation to auctioning allowances.

As part of its ongoing business planning, Suncor assesses potential costs associated with carbon dioxide (CO2) emissions in its operations and the evaluation of future projects, based on the company's current understanding of pending and possible GHG regulations. Both the U.S. and Canada have indicated that climate change policies that may be implemented will attempt to balance economic, environmental and energy security concerns. The company expects that regulation will continue to evolve with a moderate carbon price signal, and that the price regime will progress cautiously. Suncor will continue to review the impact of future carbon-constrained scenarios on its strategy, using a price range of $20 to $60/tonne of CO2e as a base case, applied against a range of policy options and price sensitivities.

Land Use

In 2012, the Government of Alberta approved the LARP, which covers land-use restrictions in the Lower Athabasca region of Alberta, which includes leases in Suncor's Oil Sands segment. The LARP, developed as part of the Land-Use Framework under the Alberta Land Stewardship Act, identifies new conservation areas, as well as management frameworks to ensure the continued regional quality of air, surface water and groundwater. The new conservation areas do not overlap any of Suncor's leases. The management frameworks formalize a number of regulatory tools that are already used by the government to manage environmental aspects of oil sands development, including the use of environmental cumulative effects management on a regional scale, and may require Suncor to have greater participation in the overall evaluation of environmental issues and emissions in the Lower Athabasca region. The frameworks include the following:

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

•
Surface Water Quantity Management Framework (Framework). The Surface Water Quantity Management Framework released in March 2015 established weekly management triggers and water withdrawal limits that will be used to enable proactive management of mineable oil sands water used from the Athabasca River. Weekly water withdrawal limits will reflect seasonal variability and may become more restrictive as flows in the river change. In addition, adaptive management triggers will direct a management response process. As a part of our commitment to this Framework, Suncor voluntarily agreed to minimize water withdrawals for our existing Oil Sands Base plant operations to half of our maximum allowable withdrawal limit from 4 m3/s to 2 m3/s. For our future operations at Fort Hills, we have on-site water storage and will manage water withdrawal as per the Framework.

•
Tailings Management Framework (TMF). This framework, released in March 2015, provides direction to manage fluid tailings volumes during and after mine operation in order to manage and mitigate liability and environmental risk resulting from the accumulation of fluid tailings on the landscape. It is anticipated that the TMF will result in technological innovations in tailings management and reduce the overall volumes of fluid fine tailings associated with oil sands mining and extraction. Requirements under the TMF for the mineable Athabasca oil sands will be administered primarily through the Oil Sands Conservation Act and the Environmental Protection and Enhancement Act. The framework uses fluid tailings volume triggers and a limit on volumes, as well as management actions to support an overarching policy objective of reducing the

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    53

  amount of fluid tailings on the landscape more quickly, and of having tailings ready to reclaim within an acceptable time frame.

Suncor is committed to reclaiming and remediating lands affected by our operations. In the past few years, we have improved our tailings management efforts and became the first company to reclaim an oil sands tailings pond. As a part of the new TMF, we are now required to develop new Tailings Management Plans for our Oil Sands Base mine operations and Fort Hills facilities to meet the TMF and the Alberta Energy regulator's new Tailings Directive. These plans will be aligned with Suncor's principles on tailings:

•
To establish tailings plans that have considered and incorporate stakeholder interests and feedback;

•
To establish stable closure landscapes integrated into the regional ecosystem;

•
To ensure land is reclaimed permanently as early as practical;

•
To manage economic value and minimize life-cycle environmental impacts from today to closure; and

•
To recognize the importance of flexibility and choices throughout the mine life.

Additional frameworks for Biodiversity Management and a Land Management Plan are expected to be finalized and released in 2016.

Reclamation

The Government of Alberta's Mine Financial Security Program (MFSP) holds oil sands miners responsible for all aspects of the remediation and surface reclamation work at their mine sites, and for the custody of the site until a reclamation certificate has been issued by the government. The MFSP requires a base amount of security for each project, which Suncor has provided in the form of letters of credit, and which would provide the funds necessary to safely secure and reclaim the site. Suncor is in compliance with the MFSP. Additional security may be required under other conditions, such as failure to meet current reclamation plans, or when the estimated remaining production life of the mine reaches certain levels; however, Suncor has not been required to provide any additional security to date. The MFSP has been designed by the Government of Alberta to include a periodic review of the program to ensure it is functioning properly and provide early warning of any potential risks. The MFSP is expected to be revised in 2016 in relation to the TMF.

Joint Canada – Alberta Implementation Plan for Oil Sands Monitoring

In 2012, Canada and Alberta adopted the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring (Monitoring Plan). The intent of the Monitoring Plan is to provide scientifically rigorous, comprehensive, integrated and transparent environmental monitoring, including an improved understanding of the cumulative environmental impact of oil sands development. The total costs to the industry of enhanced monitoring under the Monitoring Plan have been estimated at approximately $50 million per year. The costs to Suncor under the Monitoring Plan are estimated at approximately $10 million per year.

Alberta has since created the Alberta Environmental Monitoring, Evaluation and Reporting Agency (AEMERA), which will steward the Monitoring Plan on behalf of the province and in conjunction with the Government of Canada.

Industry Collaboration Initiatives

For areas of environmental concern, the need for energy companies to increase collaboration with each other, and with their respective stakeholders, is an important focus for the oil sands industry. Suncor is a founding member of COSIA and is committed to collaborative action to accelerate improvements in environmental performance, including tailings, water, land and GHG emissions. COSIA works with other collaborative networks to share knowledge and expertise about new technologies and innovation related to environmental performance.

54   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources. Decreases in refined product margins or increases in natural gas prices could have a material adverse effect on Suncor's financial condition and reserves.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's reserves include significant quantities of bitumen and synthetic crude oil that trade at a discount to light and medium crude oil. Bitumen and synthetic crude oil are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and synthetic crude oil may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on Suncor's financial condition.

Through the latter half of 2014 and into 2016, world oil prices have declined significantly. A prolonged period of low and/or volatile prices could affect the value of our upstream and downstream assets and the level of spending on growth projects, and could result in the curtailment of production from some properties and/or the impairment of that property's carrying value. Accordingly, low commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

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

Changes in government policy or regulation, or interpretation thereof, could impact Suncor's existing and planned projects as well as impose costs on compliance resulting in increased capital expenditures and operating expenses. Changes in government policy or regulation or third party opposition to projects, including Northern Gateway and Energy East proposals, could also have an adverse impact on Suncor's operations. The result of such changes can also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    55

Income Taxes

Increases in income taxes, such as the increase in the second quarter of 2015 in the Alberta provincial corporate income tax rate from 10% to 12% effective July 1, 2015, could have a material adverse effect on Suncor's financial condition. Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Royalties

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other unexpected events. The final determination of these events may have a material impact on the company's royalties expense.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Operational Outages and Major Environmental or Safety Incidents

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation and maintenance of facilities and, therefore, carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as fires, explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, railcar incidents or derailment and the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and information technology systems and related data and control systems.

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

•
For Suncor's upstream businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, ore grade qualities, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, other accidents, and pollution and other environmental risks. Refer also to Significant Risk Factors and Uncertainties Affecting Reserves Data;

•
E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such

56   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

  as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors, joint venture operators and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform our planned operations; and

•
Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

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

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

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

•
The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

•
Risks associated with offshore fabrication and logistics;

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    57

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

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Fossil Fuel Industry Reputation

Suncor works within an environment characterized by concerns over climate change, with environmental limits seen as a legitimate constraint on economic growth and increased activism and public opposition to fossil fuels. In addition, the social value proposition of resource deployment is being challenged.

Future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry.

Changes in environmental regulation could impact the demand, formulation or quality of our products, or by requiring increased capital expenditures or distribution costs, which may or may not be recoverable in the marketplace. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Climate Change

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor may be subject to incremental levies and taxes.

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

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of the LARP may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. Due to the cumulative nature of the plan development, the impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the other operators in the area and not solely in relation to Suncor's direct impact.

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

58   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Cost Management

Suncor is exposed to the risk of escalating operating costs. Suncor's inability to successfully manage costs may constrain its ability to execute high-quality projects that deliver lower operating costs. Factors contributing to these risks include, but are not limited to, the skills and resource shortage and the long-term success of existing and new in situ technologies. The risk of escalating operating costs could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances. A shortage of condensate to transport bitumen may cause Suncor's cost to increase due to the need to purchase alternative diluent supplies, thereby increasing the cost to transport bitumen to market and increasing Suncor's operating cost, as well as affecting Suncor's bitumen blend marketing strategy.

There is a risk that constrained market access for oil sands production, due to insufficient pipeline takeaway capacity, growing inland production and refinery outages, creates risk of widening differentials that could impact the profitability of product sales, which could have a material adverse effect on our business, financial condition, reserves, results of operations and cash flow.

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

In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personally identifiable information of our employees and retail customers. Despite Suncor's security measures, Suncor's information technology and infrastructure may be vulnerable to attacks by hackers and cyberterrorists or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise Suncor's networks and the information Suncor stores could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt Suncor's operations and damage Suncor's reputation, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    59

Exchange Rate Fluctuations

Our audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, and the Canadian dollar and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. In 2015, the Canadian dollar weakened in relation to the U.S. dollar to 0.72 from 0.86.

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

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash generated from operations and borrowings. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

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

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase the company's cost of borrowing. On February 12, 2016, Moody's Investors Service downgraded Suncor's senior unsecured debt from A3 to Baa1. In addition, Suncor's outlook has been placed under credit watch by Standard & Poor's and under review by Dominion Bond Rating Service.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Third-Party Service Providers

Suncor is reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor

60   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

•
Renegotiation of contracts with government entities and quasi-government agencies, including risks regarding negotiations in Libya with the NOC related to the periods in which Suncor is in force majeure under its EPSAs;

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

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    61

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

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Technology Risk

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated or test environments. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

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

Labour Relations

Hourly employees at our Oil Sands facilities, all of our refineries, certain of our lubricants operations, certain of our terminal and distribution operations, and our Terra Nova FPSO are represented by labour unions or employee associations. Approximately 34% of the company's employees were covered by collective agreements at the end of 2015. The majority of collective agreements, covering approximately 4,152 employees represented by Unifor, expire in 2016. Any work interruptions involving our employees (including as a result of the failure to successfully negotiate new collective agreements with Unifor), contract trades utilized in our projects or operations, or any jointly owned facilities operated by another entity, presents a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

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

62   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

Litigation Risk

There is a risk that Suncor may be subject to litigation, and claims under such ligation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement and employment matters. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse and/or we may be required to incur significant expenses or devote significant resources in defense against such litigation, the success of which cannot be guaranteed.

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

DIVIDENDS

The Board of Directors has established a practice of paying dividends on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to the company's financial position, financing requirements for growth, cash flow and other factors. The Board approved an increase in the quarterly dividend to $0.29 per share from $0.28 per share in the first quarter of 2015. In July 2014, the Board of Directors approved a per share increase of $0.05 to Suncor's quarterly dividend to $0.28 per common share. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Year ended December 31	2015	2014	2013

Cash dividends per common share ($)	1.14	1.02	0.73

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    63

DESCRIPTION OF CAPITAL STRUCTURE

The company's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at December 31, 2015, there were 1,446,013,653 common shares issued and outstanding. To the knowledge of the Board of Directors and executive officers of Suncor, no person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the company. The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share equally, share for share, in all distributions of such assets.

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

Suncor's Articles, as required by the Petro-Canada Public Participation Act, also include provisions requiring Suncor to maintain its head office in Calgary, Alberta; prohibiting Suncor from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one person or group of associated persons, or to non-residents, other than by way of security only in connection with the financing of Suncor; and requiring Suncor to ensure (and to adopt, from time to time, policies describing the manner in which Suncor will fulfil the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from Suncor's head office and any other facilities where Suncor determines there is significant demand for communication with, and services from, that facility in that language.

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

The following table shows the ratings issued by the rating agencies noted therein as of February 24, 2016. The credit ratings are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

	Senior Unsecured	Outlook	Canadian Commercial Paper Program	U.S. Commercial Paper Program

Standard & Poor's (S&P)	A-	Credit Watch	A-1 (low)	A-2

Dominion Bond Rating Service (DBRS)	A (low)	Under Review	R-1 (low)	Not rated

Moody's Investors Service (Moody's)	Baa1	Stable	Not rated	P-2

64   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

DBRS credit ratings on long-term debt are on a rating scale that ranges from AAA to D, representing the range of such securities rated from highest to lowest. A rating of A by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality, with the capacity for the payment of financial obligations being substantial, but of a lesser credit quality than a AA rating. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. All rating categories other than AAA and D also contain designations for (high) and (low). The absence of either a (high) or (low) designation indicates the rating is in the middle of the category. The assignment of a (high) or (low) designation within a rating category indicates relative standing within that category. DBRS's credit ratings on commercial paper are on a short-term debt rating scale that ranges from R-1 (high) to D, representing the range of such securities rated from highest to lowest quality. A rating of R-1 (low) by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they become due is substantial, with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    65

MARKET FOR SECURITIES

Our common shares are listed on the TSX in Canada and on the NYSE in the U.S. The price ranges and the volumes traded on the TSX for the year ended December 31, 2015 are as follows:

TSX

	Price Range (Cdn$)		Trading Volume

	High	Low	(000s)

2015

January	38.12	33.85	77 730

February	40.60	37.25	65 923

March	37.83	34.44	68 006

April	40.93	37.10	65 413

May	39.74	35.87	51 291

June	36.81	33.43	64 887

July	37.23	32.43	61 938

August	38.19	32.13	63 719

September	36.37	33.16	76 547

October	39.17	34.40	83 608

November	40.35	36.22	63 510

December	37.80	34.03	62 085

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see the Share Capital note to the 2015 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR at www.sedar.com.

66   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following individuals are directors of Suncor on the date hereof. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Suncor Directors Name and Jurisdiction of Residence	Period Served and Independence	Biography

Patricia M. Bedient Washington, USA	Director since 2016 Independent	Patricia Bedient is executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies. From 2007 until February 2016, she also served as chief financial officer. Prior thereto she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Mel E. Benson(1)(2) Alberta, Canada	Director since 2000 Independent	Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson is also part owner of the private oil and gas company Tenax Energy Inc. and sits on the boards of the Fort McKay Group of Companies, a community trust organization, and Oilstone Energy Services, Inc., based in Houston, Texas. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    67

Jacynthe Côté(2)(3) Québec, Canada	Director since 2015 Independent	Jacynthe Côté was president and chief executive officer of Rio Tinto Alcan, a metals and mining company, from February 2009 until June 2014 and she continued to serve in an advisory role until her retirement on September 1, 2014. Prior to 2009, she served as president and chief executive officer of Rio Tinto Alcan's Primary Metal business group, following Rio Tinto's acquisition of Alcan Inc. in October 2007. Ms. Côté joined Alcan Inc. in 1988 and she served in a variety of progressively senior leadership roles during her career, including positions in human resources, environment, health and safety, business planning and development, and production/managerial positions in Québec and England. Ms. Côté is a director of Finning International Inc. and the Royal Bank of Canada. She also serves as a member of the advisory board of the Montreal Neurological Institute and of the board of directors of École des Hautes Études Commereciales Montréal. Ms. Côté has a bachelor's degree in chemistry from Laval University.

Dominic D'Alessandro(3)(4) Ontario, Canada	Director since 2009 Independent	Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is a FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

W. Douglas Ford(1)(4) Florida, USA	Director since 2004 Independent	W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. (BP) from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford is currently a director of Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame as Trustee Emeritus.

68   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

John D. Gass(1)(2) Florida, USA	Director since 2014 Independent	John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Co. and Weatherford International Ltd. He is also on the board of visitors for the Vanderbilt School of Engineering and is a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

John R. Huff(1)(2) Texas, USA	Director since 1998 Independent	John Huff has served as chairman of the board of directors of Oceaneering International, Inc. (Oceaneering) since 1990 and served as its chief executive officer from 1986 to 2006. Prior to joining Oceaneering, he served as chairman, president and chief executive officer of Western Oceanic, Inc. from 1972 to 1986. Mr. Huff is also a director of Hi-Crush Partners LP and serves on the boards of trustees of Baylor College of Medicine and the Georgia Tech Foundation. Mr. Huff is a member of the National Academy of Engineering, a past member of the National Petroleum Council and a past director of the National Ocean Industries Association and the International Association of Drilling Contractors, and served on the U.S. Department of Transportation's National Offshore Safety Advisory Committee. Mr. Huff attended Rice University and received a bachelor's degree in civil engineering from the Georgia Institute of Technology, as well as attended the Harvard Business School's Program for Management Development. Mr. Huff is a registered professional engineer in the state of Texas and a member of The Explorers Club.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    69

Maureen McCaw(3)(4) Alberta, Canada	Director since 2004 (Petro-Canada 2004 to July 31, 2009) Independent	Maureen McCaw was most recently executive vice-president of Leger Marketing (Alberta) and formerly president of Criterion Research, a company she founded in 1986. Ms. McCaw is chair of the Edmonton International Airport and CBC Pension Fund Plan board of trustees and is a director of the Canadian Broadcasting Corporation. She also serves on a number of other boards and advisory committees, including the Institute of Corporate Directors, the Nature Conservancy of Canada and MacEwan University, Faculty of Business, as well as being past chair of the Edmonton Chamber of Commerce. Ms. McCaw completed Columbia Business School's executive program in financial accounting and has an ICD.d.

Michael W. O'Brien(3)(4) Alberta, Canada	Director since 2002 Independent	Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is a director and chair of the Audit Committee of Shaw Communications Inc. In addition, he is past chair of the board of trustees for the Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change. He has previously served on the boards of Terasen Inc., Primewest Energy Inc. and CRA International.

James W. Simpson Alberta, Canada	Director since 2004 (Petro-Canada 2004 to July 31, 2009) Independent	James Simpson is past president of Chevron Canada Resources (oil and gas). He serves as lead director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee, as well as being the chairman for its Audit Committee and Risk Review Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

Eira M. Thomas(1)(2) British Columbia, Canada	Director since 2006 Independent	Eira Thomas is a Canadian geologist with over 20 years of experience in the Canadian diamond business, including her previous roles as vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Currently, Ms. Thomas is chief executive officer and a director of Kaminak Gold Corporation, a mineral exploration company, and a director of Lucara Diamond Corp.

70   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

Steven W. Williams Alberta, Canada	Director since December 2011 Non-independent, management	Steve Williams has served as the president of Suncor Energy Inc. since December 2011 and as chief executive officer of Suncor Energy Inc. since May 2012. Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is one of twelve founding CEOs of COSIA and a member of the advisory board of Canada's Ecofiscal Commission. In January 2016, he was elected to the board of directors for the Business Council of Canada (formerly known as the Canadian Council of Chief Executives). Mr. Williams also serves as vice-chair of the Alberta Premier's Advisory Committee on the Economy. In November 2015, he was chosen as CEO of the Year by The Globe and Mail's Report on Business Magazine. He is active in the community, having co-chaired the Canadian Olympic Hall of Fame Gala in Calgary as part of the Celebration of Excellence in Alberta that raised proceeds for the Canadian Olympic Foundation. He also serves as co-chair of Indspire's "Building Brighter Futures Campaign".

Michael M. Wilson(3)(4) Alberta, Canada	Director since 2014 Independent	Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, which is headquartered in Calgary, a position he held from 2003 until his retirement in 2013. He previously served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada, Celestica Inc. and Finning International Inc. He is also the chair of the Calgary Prostate Cancer Centre.

(1)
Human Resources and Compensation Committee

(2)
Environment, Health, Safety and Sustainable Development Committee

(3)
Audit Committee

(4)
Governance Committee

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    71

Executive Officers

The following individuals are the executive officers of Suncor:

Name	Jurisdiction of Residence	Office

Steven Williams	Alberta, Canada	President and Chief Executive Officer

Alister Cowan	Alberta, Canada	Executive Vice President and Chief Financial Officer

Eric Axford	Alberta, Canada	Executive Vice President, Business Services

Mark Little	Alberta, Canada	Executive Vice President, Upstream

Mike MacSween	Alberta, Canada	Executive Vice President, Major Projects

Steve Reynish	Alberta, Canada	Executive Vice President, Strategy & Corporate Development

Kris Smith	Ontario, Canada	Executive Vice President, Downstream

Paul Gardner	Alberta, Canada	Senior Vice President, Human Resources

Janice Odegaard	Alberta, Canada	Senior Vice President, General Counsel and Corporate Secretary

As at February 22, 2016, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, common shares of Suncor representing 0.05% of the outstanding common shares of Suncor.

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

(a)
is, or has been within the last ten years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (i) Mr. Ford, was a director of USG Corporation (until May 2014), which was in bankruptcy protection until June 2006, and who was also a director of United Airlines (until February 2006), which was in Chapter 11 bankruptcy protection until February 2006; and (ii) Mr. Benson, was a director of Winalta Inc. (Winalta) when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May 2013; or

(b)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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

72   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

AUDIT COMMITTEE INFORMATION

The Audit Committee Mandate is attached as Schedule "A" to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of Mr. O'Brien (Chair), Ms. Côté, Mr. D'Alessandro, Ms. McCaw and Mr. Wilson. All members are independent and financially literate. The education and expertise of each member that has led to the determination of financial literacy is described in the Directors and Executive Officers section of this AIF.

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    73

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

Fees Paid to Auditors

Fees paid or payable to PricewaterhouseCoopers LLP, the company's auditors are as follows:

($ thousands)	2015	2014

Audit Fees	5 823	6 590

Audit-Related Fees	483	497

Tax Fees	88	90

All Other fees	15	15

Total	6 409	7 192

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

74   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings in respect of which we are or were a party, or in respect of which any of our property is or was the subject during the year ended December 31, 2015, nor are there any such proceedings known by us to be contemplated, that involve a claim for damages exceeding 10% of our current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2015, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2015.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, or any associate or affiliate of these persons has, or has had, any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or is reasonably expected to materially affect Suncor within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario and Vancouver, British Columbia and Computershare Trust Company Inc. in Denver, Colorado.

MATERIAL CONTRACTS

During the year ended December 31, 2015, we did not enter into any contracts, nor are there any contracts still in effect, that are material to our business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

Reserves contained in this AIF are based in part upon reports prepared by GLJ and Sproule, Suncor's independent qualified reserves evaluators. As at the date hereof, none of the partners, employees or consultants of GLJ or Sproule, respectively, as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of our outstanding securities, including the securities of our associates and affiliates.

The company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated February 24, 2016 in respect of the company's Consolidated Financial Statements, which comprise the Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014 and the Consolidated Statements of Comprehensive (Loss) Income, Changes in Shareholders' Equity and Cash Flows for the years ended December 31, 2015 and December 31, 2014, and the related notes, and the report on internal control over financial reporting as at December 31, 2015. PricewaterhouseCoopers LLP has advised that they are independent with respect to the company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the United States Securities and Exchange Commission (SEC).

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    75

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

As a Canadian issuer listed on the NYSE, we are not required to comply with most of the NYSE's rules and instead may comply with Canadian requirements. As a foreign private issuer, we are only required to comply with four of the NYSE's rules. These rules provide that (i) Suncor must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act; (ii) the Chief Executive Officer of Suncor must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) Suncor must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies listed under the NYSE; and (iv) Suncor must provide annual, and as required, written affirmations of compliance with applicable NYSE Corporate Governance Standards.

The company has disclosed in its 2016 management proxy circular, which is available on our website at www.suncor.com, significant areas which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in our most recent management proxy circular for our most recent annual meeting of our shareholders that involved the election of directors. Additional financial information is provided in our 2015 audited Consolidated Financial Statements for our most recently completed financial year and in the MD&A.

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

76   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

Forward-looking statements in this AIF include references to:

Suncor's expectations about production volumes and the performance and costs of its assets, including:

•
The estimated gross oil production capacity of Hebron is 150,000 bbls/d (32,000 bbls/d net to Suncor) and that the project will include 1,200 mbbls of oil storage capacity and 52 well slots with first oil expected in 2017. At sanction, Suncor's share of the post-sanction project cost estimate was expected to be approximately $2.8 billion;

•
Designs for the Fort Hills mining project, including the plan for 180,000 bbls/d (gross) of bitumen production capacity, the use of paraffinic froth treatment and the expectation the project will achieve first oil by the fourth quarter of 2017 and reach 90% of its planned capacity within its first year, Suncor's shares of post-sanction project costs are estimated to be $6.5 billion, and that $2.3 billion is expected to be spent on activities for the project in 2016;

•
Preliminary designs for the Joslyn North mining project plan for 160 mbbls/d of bitumen production (gross); and

•
TROTM is expected to accelerate the company's tailings management processes, and is expected to be a key component of Suncor's tailings strategy. As well, under the new Tailings Management Framework issued by the AER in 2015, Suncor will begin to develop a new tailings processing technology to augment the TROTM process.

The anticipated duration and impact of planned maintenance events, including:

•
The company's plans to complete the next scheduled turnaround at Oil Sands Operations, specifically Upgrader 2 commencing at the end of the first quarter of 2016.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The expectation that Suncor's wastewater treatment plant will increase the reuse and recycling of waste water from Suncor's upgrading operations and reduce freshwater withdrawal;

•
The WTDC is expected to connect to Suncor's Firebag operations, provide an environment to test water treatment and recycling technologies and is scheduled to become operational in early 2017;

•
Bringing the Poplar Creek assets in-house is expected to improve and enhance Suncor's overall Oil Sands operations' reliability and profitability;

•
Suncor believes Voyageur South and Audet can be developed using mining techniques;

•
Drilling activities, including plans for the winter 2016 In Situ drilling programs at Lewis (54 stratigraphic test wells), Meadow Creek (44 gross wells) and OSLO (five gross wells);

•
Suncor's greenfield growth plans, starting with Meadow Creek, and its replication strategies to build standardized surface facilities, well pads and infrastructure, which are expected to reduce facility capital expenditures;

•
Suncor's winter exploratory drilling programs are designed to identify sufficient resources to fill facilities associated with the replication strategy;

•
Syncrude's plans to develop two mining areas adjacent to the current mine, which would consequently extend the life of Mildred Lake by approximately ten years;

•
Project activities for Fort Hills in 2016, which are expected to focus on completing procurement for all areas except mining and completing construction in the

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    77

  ore processing plant, extraction and infrastructure areas;

•
Expectations around Suncor's new technology projects, including oxy-fuel combustion, zero liquid discharge, ESEIEH, N-SOLVTM, and SAGD LITE;

•
Expectations around exploration and appraisal initiatives in the North Sea, offshore Newfoundland and Labrador and offshore Nova Scotia, including drilling plans around these assets;

Also:

•
Significant development activities and costs anticipated to occur or be incurred in 2016, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section contained herein;

•
Suncor's belief that internally generated cash flows, existing and future credit facilities, and access to debt capital markets are sufficient to fund future development costs and that interest or other funding costs on their own would not make development of any property uneconomical;

•
Anticipated abandonment and reclamations costs;

•
The expectation that the Aurora South mining area will not come on-stream before 2023;

•
Suncor's plans around its reserves, including anticipated development activities for 2016 and beyond;

•
Production estimates for 2016;

•
Anticipated royalty and income tax rates and the impact of these rates on Suncor;

•
Anticipated effects of environmental and climate change legislation, including Suncor's expected compliance costs; and

•
The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces of Alberta, Ontario and Quebec) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $642 million, but the company may be required to post cash instead of security in relation to the NORs.

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

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids,

78   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

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

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this AIF, including under the heading Risk Factors, and the company's management's discussion and analysis dated February 25, 2016 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    79

Non-GAAP Financial Measures – Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for (i) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; (ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenues; and (iii) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes.

80   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    A-1

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

A-2   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    A-3

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

III.   Definitions

For the purpose of these policies and procedures and any pre-approvals:

(a)
"Audit services" include services that are a necessary part of the annual audit process and any activity that is a necessary procedure used by the auditor in reaching an opinion on the financial statements as is required under generally accepted auditing standards ("GAAS"), including technical reviews to reach audit judgement on accounting standards;

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

  Non-financial operational audits are not "audit-related" services.

(c)
"Tax services" include, but are not limited to, services related to the preparation of corporate and/or personal tax filings, tax due diligence as it pertains to mergers, acquisitions and/or divestitures, and tax planning;

(d)
"All other services" consist of any other work that is neither an Audit service, nor an Audit-Related service nor a Tax service, the provision of which by the independent auditor is not expressly prohibited by Rule 2-01(c)(7) of Regulation S-X under the Securities and Exchange Act of1934, as amended. (See Appendix A for a summary of the prohibited services.)

B-1   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    B-2

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

Approved and Accepted April 28, 2004

B-3   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

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

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    B-4

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)

Total

Date	Signature

B-5   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenues as at December 31, 2015, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The following table shows the net present value of future net revenues (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenues (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants Ltd.	Oil Sands In Situ December 31, 2015	Canada	—	21 064	—	21 064

GLJ Petroleum Consultants Ltd.	Oil Sands Mining December 31, 2015	Canada	—	14 891	—	14 891

			—	35 955	—	35 955

6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.
We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 25, 2016

"Caralyn P. Bennett"

Caralyn P. Bennett, P.Eng.
Vice-President

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    C-1

SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenues as at December 31, 2015, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The following table shows the net present value of future net revenues (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenues (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

Sproule Associates Limited	East Coast Canada December 31, 2015	Newfoundland Offshore, Canada	—	6 407	—	6 407

Sproule Associates Limited	North America Onshore December 31, 2015	Western Canada	—	35	—	35

Sproule International Limited	North Sea December 31, 2015	North Sea, United Kingdom	—	3 073	—	3 073

Sproule International Limited	Other International December 31, 2015	Libya	—	1 879	—	1 879

			—	11 394	—	11 394

6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.
We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

Sproule Associates Limited and Sproule International Limited, Calgary, Alberta, Canada, February 25, 2016

"Harry J. Helwerda"

Harry J. Helwerda, P.Eng., FEC, FGC (Hon.)
President and Director

D-1   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015

SCHEDULE "E" – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Suncor Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

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
President and Chief Executive Officer

"Alister Cowan"

ALISTER COWAN
Executive Vice President and Chief Financial Officer

"James Simpson"

JAMES SIMPSON
Chair of the Board of Directors

"Michael W. O'Brien"

MICHAEL W. O'BRIEN
Chair of the Audit Committee

February 25, 2016

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2015    E-1

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

        See pages 68 and 69 of Exhibit 99-1 and page 57 of Exhibit 99-2.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        See pages 70 and 71 of Exhibit 99-1.

AUDIT COMMITTEE FINANCIAL EXPERT

        See pages 73 and 74 of Annual Information Form.

CODE OF ETHICS

        See page 25 of Annual Information Form.

FEES PAID TO PRINCIPAL ACCOUNTANT

        See page 74 of Annual Information Form.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

        See Schedule "B" of Annual Information Form.

APPROVAL OF NON-AUDIT SERVICES

        See Schedule "B" of Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

        See page 44 of Exhibit 99-2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See pages 44 and 45 of Exhibit 99-2.

IDENTIFICATION OF THE AUDIT COMMITTEE

        See page 73 of Annual Information Form.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 25, 2016
	PER:	/s/ ALISTER COWAN Alister Cowan Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
99-1	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2015
99-2	Management's Discussion and Analysis for the fiscal year ended December 31, 2015, dated February 25, 2016
99-3	Consent of PricewaterhouseCoopers LLP
99-4	Consent of GLJ Petroleum Consultants Ltd.
99-5	Consent of Sproule Associates Limited and Sproule International Limited
99-6	Certificate of Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Supplementary Oil and Gas Disclosure
99-11	Suncor's Trade Relations Policy Guidance and Standard

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