Form 40-F
period 2018-12-31
SUNCOR ENERGY INC
filed 2019-03-01
CIK 311337

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2018 No. 1-12384

SUNCOR ENERGY INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

150 - 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta, Canada T2P 3E3
(403) 296-8000

(Address and telephone number of registrant's principal executive office)

CT Corporation System
28 Liberty St.
New York, New York 10005
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

Common Shares	As of December 31, 2018 there were 1,584,484,163 Common Shares issued and outstanding

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

        This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated February 28, 2019, included in this annual report on Form 40-F, and Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2018, included as Exhibit 99-1 and Exhibit 99-2, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-10 (File No. 333- 225338).

 ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM Dated February 28, 2019 Suncor Energy Inc.

ANNUAL INFORMATION FORM DATED FEBRUARY 28, 2019

TABLE OF CONTENTS

1	Advisories

2	Glossary of Terms and Abbreviations
2	Common Industry Terms
4	Common Abbreviations
4	Conversion Table

5	Corporate Structure
5	Name, Address and Incorporation
5	Intercorporate Relationships

6	General Development of the Business
6	Overview
7	Three-Year History

10	Narrative Description of Suncor's Businesses
10	Oil Sands
15	Exploration and Production
19	Refining and Marketing
23	Other Suncor Businesses

24	Suncor Employees

24	Ethics, Social and Environmental Policies

26	Statement of Reserves Data and Other Oil and Gas Information
28	Oil and Gas Reserves Tables and Notes
33	Future Net Revenues Tables and Notes
39	Additional Information Relating to Reserves Data

51	Industry Conditions

58	Risk Factors

68	Dividends

69	Description of Capital Structure

71	Market for Securities

72	Directors and Executive Officers

78	Audit Committee Information

80	Legal Proceedings and Regulatory Actions

80	Interests of Management and Others in Material Transactions

80	Transfer Agent and Registrar

80	Material Contracts

80	Interests of Experts

81	Disclosure Pursuant to the Requirements of the NYSE

81	Additional Information

82	Advisory – Forward-Looking Information and Non-GAAP Financial Measures

Schedules
A-1	SCHEDULE "A" – AUDIT COMMITTEE MANDATE
B-1	SCHEDULE "B" – SUNCOR ENERGY INC. POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
C-1	SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
D-1	SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
E-1	SCHEDULE "E" – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

ADVISORIES

In this Annual Information Form (AIF), references to "Suncor" or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements (including those identified in Note 27 of the company's 2018 audited Consolidated Financial Statements), unless the context otherwise requires. References to the "Board of Directors" or the "Board" mean the Board of Directors of Suncor Energy Inc.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

References to the 2018 audited Consolidated Financial Statements mean Suncor's audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), which is within the framework of International Financial Reporting Standards (IFRS), the notes thereto and the auditor's report thereon, as at and for each year in the two-year period ended December 31, 2018. References to the MD&A mean Suncor's Management's Discussion and Analysis, dated February 28, 2019.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  1

GLOSSARY OF TERMS AND ABBREVIATIONS

Common Industry Terms

Products

Crude oil is a mixture, consisting mainly of pentanes and heavier hydrocarbons, that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons, but does not include liquids obtained in the processing of natural gas.

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

  Synthetic crude oil (SCO) is a mixture of liquid hydrocarbons derived by upgrading bitumen and may contain sulphur or other non-hydrogen compounds. SCO with lower sulphur content is referred to as sweet synthetic crude oil, while SCO with higher sulphur content is referred to as sour synthetic crude oil.

Natural gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

  Conventional natural gas is natural gas that occurs in a normal, porous, permeable reservoir rock and that, at a particular time, can be technically and economically produced using normal production practices.

Natural gas liquids (NGLs) are hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus condensate, and small quantities of non-hydrocarbons. Liquefied petroleum gas (LPG) consists predominantly of propane and/or butane and, in Canada, frequently includes ethane.

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

Oil sands are deposits of sand, sandstone or other sedimentary rocks that contain crude bitumen.

Reservoir is a subsurface rock unit that contains a potentially recoverable accumulation of petroleum.

Wells

  Appraisal wells are drilled into a discovered hydrocarbon accumulation to further understand the extent and size of the accumulation.

  Cuttings reinjection wells are drilled for the safe disposal of drilling waste, including drill cuttings, mud slurry, old drilling fluids and waste water, in order to minimize the environmental impact.

  Delineation wells are drilled to define the extent of known accumulations of petroleum for the assignment of reserves. This includes wells drilled for the purpose of assessing the stratigraphy, structure and bitumen saturation of an oil sands lease.

  Development wells are drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

  Disposal wells are drilled in areas where excess fluids from operations can be safely injected for safe disposal. The fluid is pumped into a subsurface formation sealed off from other formations by impervious strata of rock. These wells are operated within limits approved by the appropriate regulatory bodies.

  Dry holes are exploratory or development wells found to be incapable of producing either oil or gas in sufficient quantities to justify the completion as an oil or gas well.

  Exploratory wells are drilled with the intention of discovering commercial reservoirs or deposits of crude oil and/or natural gas.

2  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  Infill wells are drilled within a known accumulation of petroleum, between existing development wells, to target regions of the reservoir containing bypassed hydrocarbons or to accelerate production.

  Observation wells are used to monitor changes in a producing field. Parameters being monitored may include fluid saturations, temperature or reservoir pressure.

  Service wells are development wells drilled or completed for the purpose of supporting production in an existing field, such as wells drilled for the purpose of injecting gas, steam or water, or observation wells.

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

In situ refers to methods of extracting bitumen from oil sands other than by surface mining.

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

Steam-assisted gravity drainage (SAGD) is an enhanced oil recovery technology for producing bitumen. It requires drilling pairs of horizontal wells with one located above the other. To help reduce land disturbance and improve cost efficiency, well pairs are drilled from multi-well pads. Low pressure steam is injected into the upper wellbore to heat the bitumen. This process reduces the viscosity of the bitumen, allowing heated bitumen and condensed steam to drain into the lower wellbore and flow up to the surface aided by subsurface pumps or circulating gas.

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

Upstream refers to the exploration, development and production of crude oil, bitumen or natural gas.

Reserves

Please refer to the Definitions for Reserves Data Tables section of the Statement of Reserves Data and Other Oil and Gas Information in this AIF.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  3

Common Abbreviations

The following is a list of abbreviations that may be used in this AIF:

Measurement

bbl(s)	barrel(s)
bbls/d	barrels per day
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
mmbbls/d	millions of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mmboe	millions of barrels of oil equivalent
mmboe/d	millions of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcf/d	thousands of cubic feet of natural gas per day
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
bcf	billions of cubic feet of natural gas
bcfe	billions of cubic feet of natural gas equivalent

GJ	gigajoules
mmbtu	millions of British thermal units

API	American Petroleum Institute
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
m3	cubic metres
m3/d	cubic metres per day
m3/s	cubic metres per second
km	kilometres
MW	Megawatts
Mt	Megatonnes
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Products, Markets and Processes

WTI	West Texas Intermediate
WCS	Western Canadian Select
NGL(s)	natural gas liquid(s)
LPG	liquefied petroleum gas
SCO	synthetic crude oil
NYMEX	New York Mercantile Exchange

TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange

Suncor converts certain natural gas volumes to boe, boe/d, mboe, mboe/d and mmboe on the basis of six mcf to one boe. Any figure presented in boe, boe/d, mboe, mboe/d or mmboe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil or NGLs is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

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

4  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

CORPORATE STRUCTURE

Name, Address and Incorporation

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the Canada Business Corporations Act (the CBCA) on August 22, 1979 of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, the company further amalgamated with a wholly owned subsidiary under the CBCA. The company amended its articles in 1995 to move its registered office from Toronto, Ontario, to Calgary, Alberta, and again in April 1997 to adopt the name, "Suncor Energy Inc." In April 1997, May 2000, May 2002, and May 2008, the company amended its articles to divide its issued and outstanding shares on a two-for-one basis.

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

Suncor's registered and head office is located at
150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Material subsidiaries, each of which was owned 100%, directly or indirectly, by the company as at December 31, 2018, are as follows:

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

The company's remaining subsidiaries each accounted for (i) less than 10% of the company's consolidated assets as at December 31, 2018, and (ii) less than 10% of the company's consolidated operating revenues for the fiscal year ended December 31, 2018. In aggregate, the remaining subsidiaries accounted for less than 20% of the company's consolidated assets as at December 31, 2018, and less than 20% of the company's consolidated operating revenues for the fiscal year ended December 31, 2018.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  5

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

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment is comprised of:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, cogeneration units, energy and reclamation facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units, hot bitumen infrastructure – including insulated pipelines, diluent import lines and a cooling and blending facility – and associated storage assets such as Suncor's East Tank Farm (ETF) operations specific to In Situ. Production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Fort Hills refers to Suncor's 54.11% interest in the Fort Hills mining project, where Suncor is the operator. During the first quarter of 2018, the company acquired an additional 1.05% interest in Fort Hills for consideration of $145 million, increasing its interest from its previous 53.06% as an outcome of the commercial settlement agreement reached among the Fort Hills partners in December 2017. The Fort Hills project includes the mine, primary and secondary extraction facilities, and supporting infrastructure. The ETF facility was expanded in July 2017 to support Fort Hills production. The expanded facilities that blend Fort Hills bitumen for Suncor and the other Fort Hills partners are described as the East Tank Farm Development (ETFD). On November 22, 2017, the company completed the disposition of a combined 49% ownership interest in the new ETFD to the Fort McKay First Nation and the Mikisew Cree First Nation through the creation of the Thebacha Limited Partnership.

•
Syncrude refers to Suncor's 58.74% working interest in the Syncrude joint operation in the Athabasca oil sands region. Syncrude consists of the Aurora and Mildred Lake mining and extraction operations, integrated upgrading facilities and the associated infrastructure for these assets – including utilities, energy and reclamation facilities. On February 23, 2018, Suncor acquired an additional 5% interest in Syncrude from Mocal Energy Limited (Mocal) for $923 million, increasing its interest from its previous 53.74%.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production (E&P) segment consists of offshore operations in Canada, the U.K. and Norway, and onshore assets in Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, Suncor holds interests in several exploration licences and significant discovery licences offshore of Newfoundland and Labrador. E&P Canada previously included Suncor's northeast B.C. mineral landholdings; however, on March 23, 2018, the company completed the exchange of its northeast B.C. mineral landholdings, including associated production, along with additional cash consideration of $52 million with Canbriam Energy Inc. (Canbriam) for a 37% equity interest in the private natural gas company.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), Golden Eagle Area Development (GEAD) (26.69%), the Rosebank future development project (40%), in which the company acquired an additional 10% interest during 2018 bringing Suncor's interest in the project to 40% from its

6  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  previous 30%, the Oda project (30%) and the Fenja development project (17.5%), which Suncor acquired on May 31, 2018 from Faroe Petroleum Norge AS (Faroe). The first three projects are located offshore of the U.K., while the Oda and Fenja projects are located offshore of Norway. Suncor also holds interests in several exploration licences offshore of the U.K. and Norway. Suncor owns, pursuant to EPSAs, working interests in the exploration and development of oilfields in the Sirte Basin in Libya; some of these oilfields remain shut in due to political unrest, with the timing of a return to normal operations uncertain. Suncor also owns, pursuant to a PSC, an interest in the Ebla gas development in Syria. Suncor's operations in Syria were suspended indefinitely in 2011 due to political unrest in the country, and the company believes the assets in both Libya and Syria have sustained various degrees of damage over the past several years, including certain assets that the company believes have sustained significant damage.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include refineries located in Montreal, Quebec and Sarnia, Ontario.

•
Western North America operations include refineries located in Edmonton, Alberta and Commerce City,  Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals in Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of Petro-Canada® and Sunoco® company-owned locations and branded-dealers, a nationwide commercial road transport network and a bulk sales channel in Canada, as well as through other retail stations and wholesale customers in Colorado and Wyoming.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  7

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

2017

•
Sale of Suncor's interest in the Cedar Point wind facility. On January 24, 2017, the company closed the sale of its 50% share of Cedar Point for gross proceeds of $291 million.

•
Sale of Petro-Canada Lubricants Inc. (PCLI) business. On February 1, 2017, the company completed the sale of PCLI, including the production and manufacturing facilities in Mississauga, Ontario as well as the global marketing and distribution assets held by PCLI, for gross proceeds of $1.125 billion to a subsidiary of HollyFrontier Corporation (HollyFrontier). The sale of PCLI reinforced the company's commitment to continuously optimize its asset portfolio and focus on core assets.

•
Suncor commenced a normal course issuer bid (NCIB). Suncor filed its notice of intention to commence a new NCIB to purchase and cancel up to $2.0 billion of the company's common shares, beginning on May 2, 2017 and ending on May 1, 2018, through the facilities of the TSX, NYSE and/or alternative trading platforms. As at December 31, 2017, the company had repurchased 33.2 million common shares at an average price of $42.61 per share, for a total repurchase cost of $1.413 billion.

•
West White Rose Project sanctioned. Suncor is a non-operating partner with a blended working interest of approximately 26%. The company's share of peak oil production is estimated to be 20,000 bbls/d.

•
Sale of Suncor's interest in the Ripley wind facility. On July 10, 2017, the company closed the sale of its 50% share of Ripley for gross proceeds of $48 million.

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

•
Fort Hills commercial dispute resolution. On December 21, 2017, the Fort Hills partners resolved their commercial dispute with respect to funding of project capital and reached an agreement pursuant to which Suncor acquired an additional 2.26% interest in the project for consideration of $308 million, bringing Suncor's ownership interest in the project at that time to 53.06%.

2018

•
First oil from Fort Hills. On January 27, 2018, the Fort Hills project began producing paraffinic froth-treated bitumen from secondary extraction and production successfully ramped up and averaged 94% of the project's nameplate capacity of 194 mbbls/d (105 mbbls/d, net to Suncor) in the fourth quarter of 2018, exceeding the company's target of 90%.

•
Renewal of NCIB and increase in share repurchases. In May 2018, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the TSX, NYSE and/or alternative trading platforms between May 4, 2018 and May 3, 2019. On November 14, 2018, the TSX accepted a notice filed by the company of its intention to amend the NCIB effective November 19, 2018 to increase the maximum number of common shares that may be repurchased from 52,285,330 to 81,695,830 common shares. In 2018, the company repurchased 64.4 million common shares for cancellation at an average price of $47.38 per share, for a total repurchase cost of $3.053 billion. Subsequent to December 31, 2018, Suncor's Board of Directors approved a further share repurchase program of up to $2.0 billion.

•
Acquisition of additional 5% interest in Syncrude. On February 23, 2018, Suncor acquired an additional 5% interest in Syncrude from Mocal for $923 million, adding a further 17,500 bbls/d of SCO capacity and increasing the company's ownership interest to 58.74%.

•
Asset exchange with Canbriam. On March 23, 2018, Suncor completed the exchange of its northeast B.C. mineral landholdings, including associated production, along with additional cash consideration of $52 million for a 37% equity interest in Canbriam, a private natural gas company.

8  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

•
Purchased 17.5% participating interest in the Fenja development project. On May 31, 2018, the company acquired a 17.5% non-operated interest in the Fenja development project located offshore Norway from Faroe for acquisition costs of $70 million, plus interim settlements costs of $22 million. This project was sanctioned by its owners in December 2017, with first oil anticipated in 2021, with peak production expected to reach 34 mbbls/d (6 mbbls/d net to Suncor) between 2021 and 2022.

•
Acquisition of additional 1.05% interest in Fort Hills. During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million, bringing Suncor's ownership interest in the project to 54.11%. The additional interest is an outcome of the commercial settlement agreement reached among the Fort Hills partners in December 2017.

•
Disposition of Joslyn Oil Sands Mining Project (Joslyn). On September 29, 2018, Suncor along with the other working interest partners in Joslyn, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited (CNRL) for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction.

•
Production ramp up at Hebron. Drilling activity at Hebron was ongoing throughout 2018, with the third and fourth production wells coming online in April and October 2018, respectively. Production continues to ramp up ahead of expectations, averaging 13.0 mbbls/d in 2018. At peak, Hebron is expected to produce 31.6 mbbls/d, net to Suncor.

•
Buzzard Phase 2 sanctioned. During 2018, Buzzard Phase 2 was sanctioned by Suncor and the other project partners and the plan for development was approved by the U.K. Oil and Gas Authority. Suncor holds a 29.89% non-operated interest in the project. First oil is anticipated in early 2021.

•
Repayment of debt. The company completed an early retirement of US$83 million of subsidiary debt acquired through the acquisition of COS with a coupon of 7.75%, originally scheduled to mature on May 15, 2019.

•
Syncrude bi-directional pipeline. During the fourth quarter of 2018, Suncor and its joint venture partners reached an agreement to build bi-directional interconnecting pipelines, which will connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base plant. The pipelines will provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization. The pipelines are expected to be operational by the end of 2020, subject to finalized commercial terms and regulatory approval.

•
Full implementation of autonomous haulage systems (AHS) at North Steepbank. During 2018, the company completed the implementation of AHS at its North Steepbank mine. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive technologies, offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. Implementation is planned at Millennium and Fort Hills over the next six years.

•
Government of Alberta Mandatory Production Curtailment. In December 2018, the Government of Alberta announced an overall production curtailment program which began on January 1, 2019. Suncor's estimate of the impact of the curtailment program on its business has been included in the company's production guidance for 2019 issued on December 14, 2018.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  9

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

  Oil sands tailings are the remaining sand, water, clay, silt and residual hydrocarbons left after the majority of hydrocarbons are extracted from the ore during the water-based bitumen extraction process. Suncor's updated and approved tailings management plan involves an increase in treatment capacity using Accelerated De-Watering and treatment of mature fine tailings at Oil Sands Base, including the construction of a Permanent Aquatic Storage Structure (PASS). This approach is supported by the construction, operation and ongoing monitoring of a Demonstration Pit Lake, and aligns with the Government of Alberta's Tailings Management Framework (TMF) and the Alberta Energy Regulator's (AER) Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive).

Oil Sands Base Assets

Millennium and North Steepbank

Suncor pioneered the commercial development of the Athabasca oil sands beginning in 1962, achieving first production in 1967. Bitumen is currently mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. During 2018, the company mined approximately 138 million tonnes of bitumen ore (2017 – 169 million tonnes) and processed an average of 259 mbbls/d of mined bitumen in its extraction facilities (2017 – 306 mbbls/d).

Upgrading Facilities

Suncor's upgrading facilities consist of two upgraders: Upgrader 1, which has capacity of approximately 110 mbbls/d of SCO, and Upgrader 2, which has capacity of approximately 240 mbbls/d of SCO. Suncor's secondary upgrading facilities consist of three hydrogen plants, three naphtha

10  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

hydrotreaters, two gas oil hydrotreaters, one diesel hydrotreater, and one kero hydrotreater.

During 2018, Suncor averaged 280 mbbls/d of upgraded (SCO and diesel) production net of the company's internal consumption (2017 – 318 mbbls/d), mainly sourced from bitumen provided by both Oil Sands Base and In Situ operations, as well as from bitumen froth production that was processed from Fort Hills in connection with testing the front end of the plant. The decrease in 2018 utilization compared to 2017 was primarily due to both planned and unplanned maintenance at Upgrader 2.

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

  SAGD production volumes are impacted by reservoir characteristics and the capacity of central processing facilities and steam generation units to process liquids and generate steam. As with conventional oil and gas properties, SAGD wells experience natural production declines after several years. In an effort to maintain bitumen supply, Suncor drills new well pairs from existing well pads or constructs new well pads to facilitate future well pair drilling and production.

In Situ Assets

Firebag

Production from Suncor's Firebag operations commenced in 2004. The Firebag complex has central processing facilities with a total capacity of 203 mbbls/d. Actual production from Firebag varies based on steaming and ramp-up periods for new wells, planned and unplanned maintenance, reservoir conditions and other factors.

As at December 31, 2018, Firebag had 15 well pads in operation, with 207 SAGD well pairs and 52 infill wells either producing or on initial steam injection. Central processing facilities have been designed to be flexible as to which well pads supply bitumen. Steam generated at the various facilities can be used at multiple well pads. In addition, Firebag includes five cogeneration units that generate steam, which are capable of producing approximately 474 MW of electricity. The Firebag site power load requirements are approximately 116 MW and, in 2018, Firebag exported approximately 287 MW of electricity to the Alberta power grid and Oil Sands Base plant. There are also 13 OTSGs at the site for additional steam generation.

During 2018, Firebag production averaged 204 mbbls/d (2017 – 182 mbbls/d) with a SOR of 2.7 (2017 – 2.7).

MacKay River

Production from Suncor's MacKay River operations commenced in 2002. As at December 31, 2018, MacKay River included seven well pads with 110 well pairs either producing or on initial steam injection. The MacKay River central processing facilities have debottlenecked bitumen processing capacity of 38 mbbls/d. TransCanada Energy Ltd. owns the on-site cogeneration unit, which Suncor operates under a commercial agreement, that generates steam and electricity. There are also four OTSGs at the site for additional steam generation.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  11

During 2018, MacKay River production averaged 36 mbbls/d (2017 – 31 mbbls/d) with a SOR of 2.9 (2017 – 3.1).

Other In Situ Leases

Suncor owns and operates several other oil sands leases which may support future in situ production, including Lewis, Meadow Creek, OSLO and Chard. Suncor holds a 100% working interest in Lewis, a 75% working interest in Meadow Creek, a 77.78% working interest in OSLO, and interests varying from 25% to 50% in Chard. In 2018, Suncor acquired a 100% working interest in leases within the Gregoire area adjacent to its Meadow Creek lands. Meadow Creek is a SAGD project that is part of Suncor's planned in situ replication strategy. Suncor holds a 75% interest and is operator of the project, located approximately 40 km south of Fort McMurray. Meadow Creek consists of two independent In Situ projects: Meadow Creek East and Meadow Creek West.

In early 2017, Suncor received AER approval for the Meadow Creek East project. This approval is Suncor's first in situ development approval since Firebag. The project is expected to be developed in two stages with anticipated gross production of 40 mbbls/d up to 80 mbbls/d. Construction could begin as early as 2020, with first oil from the first phase expected as early as 2023.

In October 2017, Suncor submitted an application for the Meadow Creek West project to the AER. Meadow Creek West is expected to be developed in a single stage and has an anticipated gross production capacity of 40 mbbls/d. Construction is anticipated to begin in 2023, with first oil expected as early as 2025.

In February 2018, Suncor submitted an application for the Lewis project to the AER. Lewis is a SAGD project and is also part of Suncor's planned in situ replication strategy. Suncor holds a 100% interest in the project, located approximately 25 km northeast of Fort McMurray. The project is expected to be developed in stages, with anticipated peak production of 160 mbbls/d. Construction could begin as early as 2024, with first oil expected as early as 2027.

Fort Hills

Fort Hills is an oil sands mining area comprising leases on the east side of the Athabasca River, north of Oil Sands Base operations. Fort Hills operations are substantially similar to those of Suncor's Oil Sands Base assets; however, Fort Hills uses a PFT process to produce a marketable bitumen product that is partially decarbonized, resulting in a higher quality bitumen requiring less diluent and eliminating the need for on-site upgrading facilities.

Suncor holds a 54.11% working interest in Fort Hills and is the operator of the project. The company's interest in Fort Hills increased from its previous 53.06% to 54.11% in the first quarter of 2018, pursuant to the agreement reached among the partners in December 2017 in connection with the resolution of their commercial dispute. Fort Hills began producing PFT bitumen from secondary extraction on January 27, 2018. The second and third trains of secondary extraction were subsequently completed in the first half of 2018 as per the original plan. Fort Hills achieved average utilization of 94% in the fourth quarter of 2018. Fort Hills has a nameplate capacity of 194 mbbls/d (gross) of bitumen (105 mbbls/d net to Suncor). During 2018, Suncor's share of Fort Hills production averaged 67.4 mbbls/d (2017 – nil) from approximately 38.9 million tonnes of bitumen ore mined (2017 – nil).

Syncrude

Suncor holds a 58.74% interest in the Syncrude joint operation, which has gross bitumen conversion to SCO capacity of 350 mbbls/d (206 mbbls/d net to Suncor). Suncor's interest in Syncrude increased during 2018 from its previous 53.74% to 58.74% as a result of the acquisition of Mocal's 5% interest. Syncrude began producing in 1978 and is operated by Syncrude Canada Ltd. (SCL). In 2006, SCL entered into a management services agreement with Imperial Oil Resources Limited (Imperial Oil) to provide business services. The project is located near Fort McMurray and includes mining operations at Mildred Lake and Aurora North. In 2012, the Syncrude joint venture partners announced a plan to develop two mining areas adjacent to the current mine, Mildred Lake West Extension (MLX-W) and Mildred Lake East Extension (MLX-E), subject to final sanctioning and regulatory approvals, which would consequently extend the life of Mildred Lake by a minimum of 10 years. In 2015, a decision was made by the joint venture partners to progress with the MLX-W program. The MLX-E program is expected to follow MLX-W development if economic conditions prove suitable. The MLX-W program is expected to sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine. The plan proposes to use existing mining and extraction facilities. Regulatory applications for these areas were submitted in 2014. A hearing with the AER and stakeholder groups began in early 2019. A decision by the AER is expected by mid-2019, with regulatory approvals expected to follow. Provided that economic conditions support such a project, sanctioning of MLX-W is expected in late 2019 or early 2020.

Suncor has been collaborating with Syncrude for several years to achieve sustained reliability improvements and reduce costs. In January 2019, Suncor and SCL entered into a master business services agreement designed to enable Suncor to provide certain business services to SCL. The proximity of Syncrude to Oil Sands Base affords an opportunity for cost management and collaboration between the company and Syncrude in order to provide opportunities to optimize assets, including during periods of planned maintenance or interruption. During the fourth quarter of 2018, Suncor and its joint venture partners reached an agreement to build bi-directional interconnecting

12  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

pipelines, which will connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base plant. The pipelines will provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization. The pipelines are expected to be operational by the end of 2020, subject to finalized commercial terms and regulatory approval.

Syncrude mining operations use truck, shovel and pipeline systems, similar to those at Oil Sands Base. Extraction and upgrading technologies at Syncrude are similar to those used at Oil Sands Base, with the exception that Syncrude uses a fluid coking process that involves the continuous thermal cracking of the heaviest hydrocarbons. At Mildred Lake, electricity is provided by a utility plant fuelled by natural gas and rich fuel gas from upgrading operations. At Aurora North, Syncrude operates two cogeneration units which provide heat and power.

Syncrude produces a single sweet SCO product. Marketing of this product is the responsibility of the individual joint venture partners.

Land reclamation activities are similar to those at Oil Sands Base; however, certain aspects of the tailings management processes are different. Syncrude's tailings plan uses the following: freshwater capping, a composite tails mixture of fine tails and gypsum, and centrifuge technology that separates water from tailings. The updated tailings management plan for Syncrude Aurora North was approved by the AER in June 2018. The updated tailings management plan for Syncrude Mildred Lake is pending approval by the AER.

In 2018, Suncor's share of Syncrude production averaged 144.2 mbbls/d (2017 – 134.3 mbbls/d). Sustaining capital expenditures in 2019 for Syncrude are expected to focus on a planned turnaround and reliability improvements. Production in the third quarter of 2018 was significantly impacted by a site wide power outage that occurred late in the second quarter of 2018 and the staged return to service of the asset. Production at Syncrude returned to normal operating rates within the third quarter of 2018 following the required transformer repairs, accelerated planned maintenance and the planned upgrader turnaround.

Other Oil Sands Leases

Suncor indirectly owns interests in other mineable oil sands leases, including Mildred Lake West, Mildred Lake East, Lease 29, Lease 30 and Aurora South, through the company's 58.74% working interest in the Syncrude joint operation. On September 29, 2018, Suncor and the other working interest partners in Joslyn agreed to sell 100% of their respective working interests in the project to CNRL for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction.

New Technology

Technology is a fundamental component of Suncor's business. Suncor pioneered commercial oil sands development and continues to advance technology through innovation and collaboration to improve efficiencies, lower costs and increase environmental performance. Development of new technology can take extended periods of time, first to demonstrate technical viability and then to demonstrate commercial viability. The necessary validation typically occurs through a series of progressive steps which allow results to be reliably scaled and assessed for implementation.

Following a successful commercial-scale evaluation, the company began proceeding with the phased implementation of AHS at its operated mine sites. Full implementation was completed in 2018 at the North Steepbank mine, with implementation planned at Millennium and Fort Hills over the next six years. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive technologies, have demonstrated an ability to maneuver safely, effectively and efficiently in Suncor's operating environment and offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. During 2018, the company moved a total of 387 million tonnes of ore and overburden with AHS.

In 2018, Suncor completed the implementation of PASS technology as part of the company's accelerated dewatering project. PASS enables the dewatering of fine tailings from existing tailings ponds and the eventual reclamation and closure of tailings ponds. PASS technology consists of a proprietary mixture of coagulants and flocculants that enable water release and sequestration of fine tailings. The first pond, Pond 8B, commenced drainage using PASS technology in 2018.

Suncor is also working on, or has completed, several new technology projects that are proceeding with the next phase of field testing. Examples of Suncor's new technology projects include:

•
Electromagnetically Assisted Solvent Extraction (EASE) – This new method of in situ bitumen recovery uses radio frequency heating, in conjunction with a light hydrocarbon, with the goal of reducing energy, greenhouse gas (GHG) and water footprints. Testing of this technology will use Enhanced Solvent Extraction Incorporating Electromagnetic Heating (ESEIEH). The second phase of the pilot project began operations in the third quarter of 2015 and is expected to continue through 2019.

•
In Situ Demonstration Facility (ISDF) – The ISDF is expected to allow Suncor to test a suite of enhanced in situ technologies. This demonstration facility is intended to enable Suncor to accelerate the testing of in situ technologies that use a combination of injected light

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  13

  hydrocarbons and well bore heating, including Solvent+, with the goal of improving conventional in situ extraction methods and has the potential to improve environmental and economic performance. The ISDF will be located at MacKay River and received AER approval in late 2018.

•
Steam-Assisted Gravity Drainage Less Intensive Technology Enhanced (SAGD LITE) – Field trials are underway to evaluate new SAGD technologies such as non-condensable gas addition, where light hydrocarbons such as methane or other NGLs are added; solvent addition through a technology known as Expanding Solvent SAGD (ES-SAGD); flow control devices; and injection control devices. These technologies are expected to improve cost, SORs, ultimate recovery and productivity, while reducing water use and GHG emissions. Monitoring and evaluation will continue throughout 2019, including a commercial scale ES-SAGD pilot at Firebag.

•
Zero-Impact Seismic – Zero-Impact Seismic is a seismic technology that has the potential to reduce the surface disturbance of SAGD by up to 50% as it does not require cutlines. This has the potential to reduce impacts to wildlife habitats and reduce stress on caribou populations. The company is planning a commercial scale pilot for the 2019 to 2020 time frame.

•
Non-Aqueous Extraction (NAE) – NAE is a potential new extraction process for oil sands mining operations that utilizes solvents as opposed to water as the primary extraction means, which has the potential to eliminate tailings ponds while reducing costs and GHG emissions. The company is planning a commercial scale pilot for the 2021 to 2022 time frame.

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor's Oil Sands segment, including PFT bitumen from Fort Hills, include refining operations in Alberta, Ontario, Quebec, the U.S. Midwest and the U.S. Rocky Mountain regions, and markets on the U.S. Gulf Coast. Diesel production from upgrading operations is sold primarily in Western Canada and the United States.

For bitumen production from In Situ operations, Suncor's marketing strategy allows it to take advantage of changes in market conditions by either upgrading the bitumen at the company's Oil Sands Base facilities, refining diluted bitumen at Suncor's Edmonton refinery, or selling diluted bitumen to third parties. Increased bitumen sales may also be required during upgrading facility outages. In Situ bitumen production processed by Oil Sands Base upgrading facilities in 2018 increased to 106 mbbls/d or 44% (2017 – 101 mbbls/d or 47%) of total in situ bitumen production.

	2018		2017

Sales Volumes and Operating Revenues – Principal Products	mbbls/d	% operating revenues	mbbls/d	% operating revenues

SCO and diesel (including Syncrude)	431.7	83	453.4	87

Bitumen	191.3	15	110.6	12

Byproducts and other operating revenues(1)	n/a	2	n/a	1

	623.0		564.0

(1)
Operating revenues include revenues associated with excess power from cogeneration units.

In the normal course of business, Suncor processes its proprietary sour SCO at the company's refineries or enters into long-term sales agreements for its proprietary sour SCO, which contain varying terms with respect to pricing, volume, expiry and termination.

Distribution of Products

Production from Oil Sands operations, including Fort Hills, is gathered into Suncor's Fort McMurray facilities at the Athabasca Terminal, which is operated by Enbridge Inc. (Enbridge), or the ETF, which is operated by Suncor, and connected to the Athabasca Terminal. Suncor has arrangements with Enbridge to store SCO, diluted bitumen and diesel at this facility. Product moves from the Athabasca Terminal in the following ways:

•
To Edmonton via the Oil Sands pipeline, which is owned and operated by Suncor. At Edmonton, the product is processed in Suncor's Edmonton refinery, sold to other local refiners, or transferred onto the Enbridge mainline or the TransMountain Pipeline system.

•
To Cheecham, Alberta on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline. From Cheecham on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline Extension to Hardisty, Alberta.

•
To Edmonton via the Enbridge Waupisoo Pipeline, originating at Cheecham.

14  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

From Edmonton and Hardisty, where Suncor has both owned storage capacity and additional capacity under contract, the company has various options for delivering product to customers:

•
To Suncor's Commerce City refinery via the Express and Platte pipelines. Suncor owns and operates a pipeline that is connected to the Commerce City refinery, which originates from the Guernsey, Wyoming station.

•
To Suncor's Sarnia refinery on the Enbridge mainline and to Suncor's Montreal refinery from Sarnia on Enbridge's Line 9.

•
To most major refining hubs via the Enbridge mainline, Express/Platte and Keystone pipeline systems.

•
To U.S. Puget Sound refineries and to global markets via the TransMountain pipeline, as well as by rail.

Production from Syncrude is moved to market via the Athabasca Oil Sands Pipeline, which is operated by Pembina.

Royalties

Oil Sands Royalties

Oil sands projects are subject to the royalty framework issued by the Government of Alberta (the Royalty Framework), and regulated by the Oil Sands Royalty Regulation 2009 (OSRR 2009) and supporting regulations, which were sanctioned in 2008. Under the Royalty Framework, royalties for oil sands projects are based on a sliding-scale rate of 25% to 40% of net revenue (net revenue royalty or NRR), subject to a minimum royalty within a range of 1% to 9% of gross revenue (gross revenue royalty or GRR). Revenues used in royalty formulas are driven primarily by benchmark prices for WCS, while sliding-scale percentages in royalty formulas depend on prices for WTI from Cdn$55/bbl for the minimum rate to the maximum rate at a WTI price of Cdn$120/bbl. A royalty project remains subject to the minimum royalty (the pre-payout phase) until the project's cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase). During the post-payout phase, the annual royalty paid to the province is the greater of the GRR and NRR.

In 2018, Suncor incurred royalties at an average rate of 1% of gross revenue for Oil Sands Base (2017 – 1%) and at an average rate of 3% of gross revenue for Syncrude operations (2017 – 6%). Oil Sands Base and the Syncrude project are both in the post-payout phase.

Fort Hills is subject to the same Royalty Framework as Oil Sands Base and Syncrude; however, Fort Hills is in the pre-payout phase. In 2018, Fort Hills incurred royalties at an average rate of 2% of gross revenue.

In 2018, Suncor incurred royalties for MacKay River, which is in the post-payout phase, at an average rate of 14% of gross revenue at the NRR (2017 – 2%), and royalties at an average rate of 5% of gross revenue for Firebag (2017 – 2%), which continues in the pre-payout phase.

Exploration and Production

E&P Canada – Assets and Operations

East Coast Canada

Based in St. John's, Newfoundland and Labrador, this business includes interests in four producing fields and future developments and extensions. Suncor is also involved in exploration drilling for new opportunities. Suncor is the only company in this region with interests in every field currently in production.

Terra Nova

The Terra Nova oilfield is approximately 350 km southeast of St. John's. Terra Nova was discovered in 1984, and was the second oilfield to be developed offshore Newfoundland and Labrador. Operated by Suncor, the production system uses a Floating Production, Storage and Offloading (FPSO) vessel that is moored on location, and has gross production capacity of 180 mbbls/d (68 mbbls/d net to Suncor) and oil storage capacity of 960 mbbls. Terra Nova was the first harsh environment development in North America to use a FPSO vessel. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. The Terra Nova oilfield is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production from Terra Nova began in January 2002. Drilling activities took place at Terra Nova throughout 2018 and drilling will continue in 2019. As at December 31, 2018, there were 28 wells: 17 oil production wells, nine water injection wells and two gas injection wells.

In 2018, Suncor's share of Terra Nova production averaged 11.7 mbbls/d (2017 – 11.5 mbbls/d). Annual turnaround maintenance was completed at the Terra Nova facility in August 2018, which lasted approximately four weeks.

Hibernia and the Hibernia Southern Extension Unit (HSEU)

The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 km southeast of St. John's and was the first field to be developed in the Jeanne d'Arc Basin. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed Gravity Based Structure (GBS) that sits on the ocean floor, and has gross production capacity of 230 mbbls/day (46 mbbls/d net to Suncor) and oil storage capacity of 1,300 mbbls. Actual production levels are lower, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  15

facility reliability. Hibernia commenced production in November 1997. As at December 31, 2018, there were 72 wells: 40 oil production wells, 26 water injection wells, five gas injection wells, and one water-alternating-gas injection well.

In 2010, final agreements were signed between the Hibernia co-venturers and the Government of Newfoundland and Labrador that established the fiscal, equity and operational principles for the development of the HSEU. At the end of 2018, there were seven oil production wells and nine water injection wells in the HSEU. The production wells were drilled from the GBS platform and are included in the Hibernia well count above. All nine of the water injection wells were drilled using a mobile offshore drill rig. Water for injection purposes is supplied from the GBS platform via a subsea flowline.

In 2018, Suncor's share of Hibernia production averaged 22.1 mbbls/d (2017 – 28.5 mbbls/d). Production in 2018 was impacted by turnaround maintenance which lasted approximately five weeks and was completed in October.

White Rose and the White Rose Extensions

White Rose is approximately 350 km southeast of St. John's. Operated by Husky Oil Operations Limited (Husky), White Rose uses a FPSO vessel and has gross production capacity of 140 mbbls/d (39 mbbls/d net to Suncor) and oil storage capacity of 940 mbbls. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Production from White Rose began in November 2005. As at December 31, 2018, there were 44 wells: 24 oil production wells, 16 water injection wells, three gas storage wells, and one gas injection well.

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

Development of the West White Rose field has been divided into two stages. The first stage was approved in 2010 and first oil was achieved in September 2011. The second stage, West White Rose Project (WWRP), was sanctioned during the second quarter of 2017 with first oil originally targeted for 2022; however, due to the delay in the tow-out schedule by one year, achieving this first oil date is uncertain. An update from the project operator is expected in the first half of 2019. The project is expected to extend the life of the existing White Rose assets, with Suncor's share of peak oil production estimated to be 20 mbbls/d. Major development activity began in 2018 and will continue in 2019.

In 2018, Suncor's share of White Rose production averaged 6.6 mbbls/d (2017 – 11.4 mbbls/d). Turnaround maintenance was completed at White Rose in June 2018, which lasted approximately three weeks. Production at the White Rose field was shut in from mid-November 2018 to late January 2019 due to operational complications. Return to normal production rates is expected to occur in a phased approach which began in January 2019.

Hebron

The Hebron oilfield is located 340 km southeast of St. John's and is operated by ExxonMobil Canada Properties (ExxonMobil Canada). The development includes a concrete GBS that sits on the ocean floor and supports an integrated topsides deck used for production, drilling and accommodations. At peak, the Hebron project is expected to produce 31.6 mbbls/d, net to Suncor, ramping up over the next several years. Hebron has a gross oil storage capacity of 1,200 mbbls and 52 well slots. First oil was achieved in November 2017.

During 2018, drilling activities continued at Hebron and will continue throughout 2019. In 2018, Suncor's share of production averaged 13.0 mbbls/d (2017 – 0.4 mbbls/d). As at December 31, 2018, there were seven wells: four oil production wells, one water injection well, one gas injection well, and one cuttings reinjection well.

Other Assets

Suncor continues to pursue opportunities offshore Newfoundland and Labrador. During 2018, Suncor was the successful bidder on two exploration licences, including operatorship of one of the two licences, west of the Terra Nova field. In addition, Suncor became an interest holder, with Equinor Canada Ltd., in a licence east of the White Rose field. These licences carry work commitments from 2019 to 2024. The company also holds interests in 48 significant discovery licences and three exploration licences offshore in this area.

North America Onshore

During 2018, Suncor completed an exchange of its northeast B.C. mineral landholdings, including associated production, along with additional cash consideration of $52 million to Canbriam for a 37% equity interest in the private natural gas company.

16  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

E&P International – Assets and Operations

Offshore U.K. & Norway

Buzzard

The Buzzard oilfield is located in the Outer Moray Firth, 95 km northeast of Aberdeen, Scotland. Operated by CNOOC Petroleum Europe Limited (CNOOC Europe), a subsidiary of China National Offshore Oil Corporation Limited, the Buzzard facilities have gross installed production capacity of approximately 220 mbbls/d (66 mbbls/d net to Suncor) of oil and 80 mmcf/d (24 mmcf/d net to Suncor) of natural gas. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, water injection limits, gas and water production limits, and asset and infrastructure reliability. Buzzard commenced production in January 2007 and consists of four bridge-linked platforms supporting wellhead facilities, production facilities, living quarters and utilities, as well as sulphur handling. Drilling activities took place at Buzzard during 2018. As at December 31, 2018, there were 47 wells: 33 oil and gas production wells and 14 water injection wells. In 2018, Suncor's share of Buzzard production averaged 34.2 mboe/d (2017 – 43.8 mboe/d). In 2018, Buzzard Phase 2 was sanctioned by Suncor and the other project partners and the plan for development was approved by the U.K. Oil and Gas Authority, with production anticipated in early 2021. The development will be tied back to the existing Buzzard complex.

Golden Eagle Area Development (GEAD)

GEAD, which is operated by CNOOC Europe, is approximately 20 km north of the Buzzard oilfield and consists of the unitization of the Peregrine, Hobby, Golden Eagle and Solitaire discoveries. The development incorporates a production, utilities and accommodation platform, linked to a separate wellhead platform, with first oil achieved in October 2014. The GEAD co-owners also hold adjacent exploration licences and continue to explore the region. The facilities have gross production capacity of approximately 76 mboe/d (20 mboe/d net to Suncor). Drilling activities took place at GEAD during 2018. As at December 31, 2018, there were 20 wells: 15 oil and gas production wells and five water injection wells. In 2018, Suncor's share of GEAD production averaged 12.4 mboe/d (2017 – 19.6 mboe/d).

Rosebank

During 2018, the company acquired a further 10% interest in the Rosebank project, bringing the company's participating interest in the project to 40% from its previous 30%. This project, which was discovered in December 2004 and is operated by Equinor U.K. Limited (Equinor), is located approximately 130 km northwest of the Shetland Islands, in the U.K. North Sea, in water depths of approximately 1,100 metres. The project is currently in the pre-sanction phase.

Oda

The Oda field (PL405 licence) was discovered in 2011 and is located 13 km east of the producing Ula field in the southern part of the Norwegian North Sea. Spirit Energy is the operator and Suncor has a 30% working interest. The project was sanctioned in November 2016, and the field is being developed with a subsea template tied back to the Ula field. Drilling activities were completed in 2018 and first oil is planned for as early as the second quarter of 2019, with peak production expected to reach 35 mbbls/d (11 mbbls/d net to Suncor). Suncor's share of the post-sanction project cost estimate is approximately $270 million. As at December 31, 2018, there were three wells: two oil and gas production wells and one water injection well.

Fenja

In 2018, Suncor acquired a 17.5% participating interest in the Fenja development project (PL586 licence). The Fenja field, which was discovered in 2014 and is operated by Neptune Energy, is located approximately 30 km southwest of the Equinor-operated Njord field in the Norwegian Sea. The project was sanctioned by the owners in late 2017 and the plan for development and operation was approved by the Royal Norwegian Ministry of Petroleum and Energy in the first half of 2018. The field will be developed with two subsea templates with six wells tied back to the Equinor-operated Njord platform. First oil is planned for 2021, with peak production expected to reach 34 mbbls/d (6 mbbls/d net to Suncor) between 2021 and 2022. Suncor's share of the post-sanction, post-acquisition project cost estimate is approximately $280 million.

Other Assets

Suncor continues to pursue other opportunities offshore of the U.K. and Norway. The company holds interests in 18 exploration licences in these areas.

Other International

Libya

In Libya, Suncor is a signatory to seven EPSAs with the National Oil Corporation (NOC). Five of the seven EPSAs relate to fields with developed production and exploration prospects; the remaining two are exploration EPSAs related to properties that do not contain reserves, one of which is to be relinquished following an unsuccessful exploration program. Under the EPSAs, Suncor pays 100% of the exploration costs, 50% of the development costs and 12% of the operating costs. The development, operating and eligible exploration costs are recovered through a 12% share of production (Cost Recovery oil). Any Cost Recovery oil remaining after Suncor's costs have been recovered is referred to as excess petroleum, and is shared between Suncor and the NOC based on several factors. The total oil Suncor receives for cost recovery and its share of excess petroleum is referred to as entitlement volumes. The EPSAs

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  17

expire on December 31, 2032, but include an initial five-year extension through the end of 2037. Libya is a member of the Organization of Petroleum Exporting Countries (OPEC) and is subject to quotas that can affect the company's production in Libya.

Since 2013, production and liftings in Libya have been intermittent due to political unrest, and the remaining value of Suncor's assets in Libya was impaired in 2015. Suncor had production and liftings from some of its oilfields in 2018, but others remain shut in due to political unrest. The timing of a return to normal operations in Libya remains uncertain. As a result, the remaining value of Suncor's assets in Libya were written off in 2015.

The estimated cost of Suncor's remaining exploration work program commitment at December 31, 2018, is US$359 million. Suncor declared force majeure for all exploration commitments in Libya effective December 14, 2014, and this declaration remains in effect. Subsequent to the end of 2018, the company received $300 million in risk mitigation proceeds for its Libyan assets (approximately $260 million after-tax). The proceeds may be subject to a provisional repayment which is dependent on the future performance and cash flows from Suncor's Libyan assets.

Suncor's share of production in Libya on an entitlement basis averaged 2.9 mbbls/d in 2018 (2017 – 4.5 mbbls/d).

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

Sales of Principal Products

Oil and gas production from East Coast Canada and Offshore U.K. & Norway is either marketed by Suncor's Energy Trading business acting as a marketing agent, or sold to the company's Energy Trading business, which then markets the products to customers under direct sales arrangements. Suncor does not typically enter into long-term supply arrangements to sell its production from its Exploration and Production segment. Contracts for these direct sales arrangements are all made on a spot basis, and incorporate pricing that is generally determined on a daily or monthly basis in relation to a specified market reference price.

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2018		2017

Sales Volumes	mboe/d	% operating revenues	mboe/d	% operating revenues

E&P Canada

Crude oil and NGLs	52.8	52	51.1	43

Natural gas	0.5	—	1.8	—

E&P International

Crude oil and NGLs(1)	48.7	47	66.5	56

Natural gas	0.8	1	1.4	1

Total Exploration and Production

Crude oil and NGLs	101.5	99	117.6	99

Natural gas	1.3	1	3.2	1

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

•
Buzzard – crude oil is transported via the third-party operated Forties Pipeline System to the Hound Point terminal in Scotland and sold as part of the Forties Blend crude stream. Natural gas is transported via the third-

18  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  party operated Frigg Pipeline System to the St. Fergus Gas Terminal in Scotland.

•
Golden Eagle – crude oil is transported to the third-party operated Flotta Terminal in the Orkney Islands in Scotland, where it is shipped to market as part of the Flotta Gold blend. Natural gas is transported via the third-party operated SAGE Pipeline System to the St. Fergus Gas Terminal in Scotland.

Royalties

East Coast Canada

Terra Nova has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 10% of gross revenue or 30% of net revenue (gross revenue adjusted for eligible costs). Tier two is an additional 12.5% of net revenue. During 2018, Terra Nova royalties averaged 20% of gross revenue (2017 – 16%).

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

The HSEU royalty structure is similar to the Hibernia arrangement, but is subject to an additional tier three royalty that ranges between 2.5% and 7.5% of net revenue, depending on the price of WTI. The HSEU tier three royalty will coincide with the triggering of the tier one royalty; however, the HSEU is currently at the net royalty stage and is subject to a royalty of the greater of 5% of gross revenue or 30% of net revenue.

During 2018, Hibernia (including the HSEU) royalties and NPI combined to average 23% of gross revenue (2017 – 26%).

The White Rose base project has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 7.5% of gross revenue or 20% of net revenue. Tier two is an additional 10% of net revenue. The White Rose Extension tier one and tier two royalty structures are the same as the base project, and there is an additional tier three royalty of 6.5% of net revenue, payable if WTI is greater than US$50/bbl. The White Rose Extension is currently paying tier one and tier three royalties, but has not yet triggered tier two. During 2018, total White Rose royalties averaged 7% of gross revenue (2017 – 9%).

The Hebron royalty consists of an initial sliding-scale basic royalty, followed by a three-tiered royalty which will become payable upon the achievement of specified levels of profitability. The basic royalty will start at 1% and increase to 7.5% of gross revenue depending on certain milestones. The tier one royalty is equal to 20% of net revenue. The tier two royalty is equal to an additional 10% of net revenue. The tier three royalty is equal to 6.5% of net revenue, payable if WTI is greater than US$50/bbl. During 2018, Hebron royalties averaged 1% of gross revenue (2017 – 1%).

E&P International

There are no royalties on oil and gas production from Offshore U.K. & Norway; however, oil and gas profits offshore U.K. are subject to a 40% income tax rate. In addition, oil and gas profits offshore Norway are subject to a 78% income tax rate. For operations in Libya, all government interests, except for income taxes, are presented as royalties.

Refining and Marketing

Refining and Supply – Assets and Operations

Eastern North America

Montreal Refinery

The Montreal refinery has a crude oil capacity of 137 mbbls/d, with a flexible configuration that allows processing of sweet SCO from the company's Oil Sands operations, WCS, conventional crude oil, as well as intermediate feedstock. Crude oil is procured at market prices on a spot basis or under contracts that can be terminated on short notice. Crude oil for the refinery can be supplied through several channels, including via Enbridge's Line 9, the Portland-Montreal Pipeline, by marine transportation, and by rail for inland crudes. The Montreal refinery received inland-sourced crude volumes averaging 124.1 mbbls/d in 2018 (2017 – 113.7 mbbls/d).

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

Production yield from the Sarnia refinery includes gasoline, kerosene, and jet and diesel fuels, which are primarily

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  19

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

Other Facilities

Suncor holds a 51% interest in ParaChem Chemicals L.P. (ParaChem), which owns and operates a petrochemicals plant located adjacent to the Montreal refinery. Feedstock for the plant includes xylene and toluene produced by the Montreal and Sarnia refineries. The plant primarily produces paraxylene, which is used by customers to manufacture polyester textiles and plastic bottles. Paraxylene production was approximately 372,000 metric tonnes in 2018 (2017 – 368,000 metric tonnes). ParaChem also produces benzene, hydrogen and heavy aromatics. Benzene production is delivered back to the Montreal refinery to be marketed with production from that facility.

Suncor operates Canada's largest ethanol facility, the St. Clair Ethanol plant in the Sarnia-Lambton region of Ontario, with a nameplate capacity of 396 million litres per year. In 2018, the plant produced 402 million litres of ethanol (2017 – 408 million litres).

Western North America

Edmonton Refinery

The Edmonton refinery has a crude oil capacity of 142 mbbls/d and has the capability to run a full slate of feedstock sourced from Suncor's Oil Sands operations. Crude oil is supplied to the refinery via company-owned and third-party pipelines.

Feedstock is supplied from Suncor's Oil Sands operations, Syncrude operations (including volumes purchased by Suncor from the other Syncrude joint venture partners' share of production) and other producers from the Wood Buffalo and Cold Lake regions of Alberta. The refinery can process approximately 41 mbbls/d of blended heavy feedstock (comprised of 29 mbbls/d of bitumen and 12 mbbls/d of diluent) and process approximately 44 mbbls/d of sour SCO. The refinery can also process approximately 57 mbbls/d of sweet SCO through its synthetic crude train.

Production yield from the Edmonton refinery includes primarily gasoline, distillate and other light oils, which are delivered to distribution terminals across Western Canada via the Alberta Products Pipeline, the TransMountain Pipeline and the Enbridge pipeline system, as well as via truck and rail.

Commerce City Refinery

The Commerce City refinery has a crude throughput capacity of 98 mbbls/d. The refinery processes primarily conventional crude oil, and has the capacity to process up to 16 mbbls/d of sour SCO and diluted bitumen from Suncor's Oil Sands operations. A majority of crude feedstock is supplied from sources in the U.S., including the Rocky Mountain region, while the remainder is purchased from Canadian sources. Crude oil purchase contracts have terms ranging from month-to-month to multi-year. Crude oil is supplied to the Commerce City refinery primarily by pipeline, with the remainder transported via truck.

Production yield from the Commerce City refinery includes primarily gasoline, distillate and paving-grade asphalt.

The majority of the refined products are sold to commercial and wholesale customers in Colorado and Wyoming, and a retail network in Colorado and Wyoming. Refined products are distributed by truck, rail and pipeline.

Other Facilities

To support the supply and demand balance in the Vancouver area, Suncor imports and exports finished products through its Burrard distribution terminal located on the west coast of B.C. Suncor also enters into reciprocal exchange arrangements with other refiners in Western North America as a means of minimizing transportation costs and balancing product availability.

20  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Refinery Throughputs, Utilizations and Yields

The following tables summarize the crude feedstock, utilizations and production yield mix for Suncor's refineries for the years ended December 31, 2018 and 2017.

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton		Commerce City
(mbbls/d, except as noted)	2018	2017	2018	2017	2018	2017	2018	2017

Sweet synthetic	8.9	7.9	29.7	23.0	50.1	52.1	—	—

Sour synthetic	—	—	25.7	35.7	32.8	41.7	9.2	11.2

Diluted bitumen	22.1	24.3	—	—	35.6	42.1	11.2	7.9

Sweet conventional	90.0	86.7	3.1	1.4	—	—	65.7	66.3

Sour conventional	9.2	6.8	19.4	20.7	4.7	0.7	13.4	12.8

Total	130.2	125.7	77.9	80.7	123.2	136.5	99.5	98.3

Utilization (%)	95	92	92	95	87	96	102	100

Equity Crude Processed(1)	7.0	7.6	45.0	48.9	99.3	103.8	9.2	11.2

(1)
Includes Suncor's upstream operations, including its working interest in Syncrude.

Refined Petroleum Production Yield Mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2018	2017	2018	2017	2018	2017	2018	2017

Gasoline	41	42	51	49	44	45	48	48

Distillates	37	34	37	39	50	50	35	35

Other	22	24	12	12	6	5	17	17

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

Suncor has ownership interests in certain pipelines, including the following:

Pipeline	Ownership	Type	Origin	Destinations

Portland-Montreal Pipeline	23.80%	Crude oil	Portland, Maine	Montreal, Quebec

Trans-Northern Pipeline	33.30%	Refined product	Montreal, Quebec	Ontario – Ottawa, Toronto & Oakville

Sun-Canadian Pipeline	55.00%	Refined product	Sarnia, Ontario	Ontario – Toronto, London & Hamilton

Alberta Products Pipeline	35.00%	Refined product	Edmonton, Alberta	Calgary, Alberta

Rocky Mountain Crude Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Denver, Colorado

Centennial Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Cheyenne, Wyoming

Oil Sands Pipeline	100.00%	Crude oil	Fort McMurray, Alberta	Edmonton, Alberta

Marketing – Assets and Operations

Suncor's retail service station network operates nationally in Canada primarily under the Petro-Canada® brand. As at December 31, 2018, this network consisted of 1,528 outlets across Canada. In addition, refined products are marketed through independent dealers and joint operations. Suncor's Canadian retail network had sales of gasoline motor fuels averaging approximately 4.8 million litres per site in 2018 (2017 – 4.8 million litres) and attracted an estimated 17.9% share (2017 – 17.5%) of the national retail market.

Suncor's Colorado retail network consists of 44 owned or leased Shell™, Exxon™ or Mobil™ branded outlets. Suncor also has product supply agreements with 145 Shell®-branded sites in both Colorado and Wyoming, and with 49 Exxon™ and Mobil™-branded sites in Colorado. Marketing activities from the retail network also generate non-petroleum revenues from convenience store sales and car washes.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  21

Suncor's wholesale operations sell refined products into farm, home heating, paving, small industrial, commercial and truck markets.

Through its PETRO-PASS® network, Suncor is a national marketer to the commercial road transport segment in Canada. Suncor also sells refined products directly to large industrial and commercial customers and independent marketers.

Retail and Wholesale Summary

	As at December 31
Locations	2018	2017

Retail Service Stations – Canada

Petro-Canada® branded	1 527	1 516

Sunoco® branded	1	1

	1 528	1 517

Retail Service Stations(1) – U.S.

Shell™ branded retail service stations – Colorado/Wyoming	180	196

Exxon™ branded retail service stations – Colorado	40	26

Mobil™ branded retail service stations – Colorado	18	10

	238	232

Wholesale Cardlock Sites – Canada

Petro-Canada®-branded cardlock sites (PETRO-PASS®)	307	305

(1)
Shell™ is a registered U.S. trademark of SHELL TRADEMARK MANAGEMENT B.V., and Exxon™ and Mobil™ are registered U.S. trademarks of Exxon Mobil Corporation.

Refined Products Sales Volumes

	2018		2017

Sales Volumes	mbbls/d	% operating revenues	mbbls/d	% operating revenues

Gasoline (includes motor and aviation gasoline)

Eastern North America	117.8		117.5

Western North America	127.8		125.4

	245.6	47	242.9	46

Distillates (includes diesel and heating oils, and aviation jet fuels)

Eastern North America	95.8		86.8

Western North America	107.6		112.5

	203.4	39	199.3	37

Other (includes heavy fuel oil, asphalts, lubricants, petrochemicals, other)

Eastern North America	52.7		62.4

Western North America	25.6		25.9

	78.3	15	88.3	17

	527.3		530.5

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

22  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Other Suncor Businesses

Energy Trading

Suncor's Energy Trading business is organized around five main commodity groups – crude oil, transportation fuels, specialty products and feedstock, natural gas, and electricity – and has trading offices in Canada, the U.K. and the U.S. Energy Trading manages open price exposure along the Suncor value chain and provides commodity supply, transportation and storage while optimizing price realizations for Suncor's products. The company's customers include mid- to large-sized commercial and industrial consumers, utility companies and energy producers.

The Energy Trading business supports the company's Oil Sands and E&P production by optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers. The Energy Trading business has entered into contractual arrangements for other midstream infrastructure, such as pipeline, storage capacity and rail access, to optimize delivery of existing and future growth production, while generating earnings on select trading strategies and opportunities.

The Energy Trading business supports the company's Refining and Marketing business by optimizing the supply of crude and NGLs feedstock to the company's four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, as well as managing external impacts from pipeline disruptions. Energy Trading also moves Suncor's refinery production to market and ensures supply to Suncor's branded retail and wholesale marketing channels. The business provides reliable natural gas supply to Suncor's upstream and downstream operations and generates incremental revenue through trading and asset optimization.

Renewable Energy

Suncor's renewable energy investment activities include development, construction and ownership of Suncor-operated and joint venture partner-operated renewable power assets across Canada. This currently includes a portfolio of four operating wind power facilities located in Alberta, Saskatchewan and Ontario with a gross installed capacity of 111 MW. In addition, Suncor has secured a number of sites for potential future wind and solar power projects that are in various stages of development, including the proposed Forty Mile Wind Power project located in southeast Alberta, on approximately 50,000 acres of private land, south and east of the town of Bow Island in the County of Forty Mile.

Suncor's wind power projects as at December 31, 2018:

Wind Power Projects		Ownership Interest (%)	Gross (MW)	Turbines	Completed

Operated by Suncor

Adelaide	Strathroy, Ontario	75.0	40	18	2014

Non-operated

Chin Chute	Taber, Alberta	33.3	30	20	2006

Magrath	Magrath, Alberta	33.3	30	20	2004

SunBridge	Gull Lake, Saskatchewan	50.0	11	17	2002

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  23

SUNCOR EMPLOYEES

The following table shows the distribution of employees among Suncor's business units and corporate office.

As of December 31	2018	2017

Oil Sands(1)	6 289	6 196

Exploration and Production	325	332

Refining and Marketing	2 787	2 737

Corporate, Energy Trading and Renewable Energy(2)	3 079	3 116

Total	12 480	12 381

(1)
Includes employees related to the Fort Hills operations.

(2)
Includes employees from the company's Projects group, which supports the business units.

In addition to Suncor's employees, the company also uses independent contractors to supply a range of services.

Approximately 32% or 4,216 of the company's employees were covered by collective agreements at the end of 2018. The company completed negotiations in 2018 and collective agreements are now in place with Teamsters Canada at the Burrard terminal and with Unifor for the ETFD. Negotiations are in progress for the 11 collective agreements, representing approximately 3,954 employees, set to expire in 2019, including: Oil Sands Base and Firebag, that represent approximately 3,056 employees; the Edmonton refinery; the Montreal refinery; the Commerce City refinery; the Burrard, Edmonton, London, Montreal and Oakville terminals; and Terra Nova.

ETHICS, SOCIAL AND ENVIRONMENTAL POLICIES

Suncor has adopted several policies focused on ethics, social and environmental matters.

Suncor's standards for the ethical conduct of the company's business are set forth in a Standards of Business Conduct Code (the Code), which applies to Suncor's directors, officers, employees and independent contractors, and requires strict compliance with legal requirements and Suncor's values. Topics addressed in the Code include competition, conflict of interest, the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations, and accounting, reporting and business controls. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and independent contractor is required to annually complete a Code training course, read a summary of the Code, affirm that they understand the requirements of the Code, and provide confirmation of compliance with the Code since their last affirmation or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. Compliance is then reported to Suncor's Governance Committee of the Board of Directors. A copy of the Code is available on Suncor's website at www.suncor.com.

Suncor has a Supplier Code of Conduct that highlights the values that are important to Suncor and is a guide to the standard of behaviour required of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The Supplier Code of Conduct addresses topics such as safety, human rights, harassment, bribery and corruption, and confidential information, among others. It also reinforces Suncor's commitment to sustainable development and encourages Suncor's business associates to work with the company to seek ways to reduce environmental impacts, support the communities in which Suncor works and collectively achieve economic growth. Compliance with the Supplier Code of Conduct is a standard requirement for all Suncor supply chain contracts.

Suncor has a Human Rights Policy, which affirms Suncor's responsibility to respect human rights and is intended to ensure that Suncor is not complicit in human rights abuses. Suncor is subject to the laws of the countries in which it operates and is committed to complying with all such laws while honouring international human rights principles, such as those described in the Universal Declaration of Human Rights. The policy contains guiding principles, including: the belief that a process for human rights impact assessment undertaken regularly is essential to identify, prevent, mitigate and remedy potential impacts on human rights: a commitment to providing a working environment that is free from harassment, violence, intimidation and

24  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

other disruptive behaviours; a commitment to respecting the cultures, customs and values of the communities in which the company operates; the belief that security policies should be consistent with international human rights standards; and the belief that employees and stakeholders affected by the company's activities should have access to grievance mechanisms that are legitimate, accessible, predictable, equitable and transparent. The policy makes clear that the scope of Suncor's human rights due diligence includes its own operations and, where it can influence its third-party business relationships, the operations of others.

Suncor has a Stakeholder Relations Policy, which reflects Suncor's values. The policy provides that Suncor is committed to developing and maintaining positive, meaningful relationships with stakeholders in all of its operating areas and provides Suncor's principles for guiding the development of stakeholder relations (respect, responsibility, transparency, timeliness and mutual benefit). The policy states Suncor's belief that successful stakeholder relations provide significant mutual benefits, including enabling informed decision-making, resolving issues with timely, cost-effective and mutually beneficial solutions, building stronger communities and supporting shared learning.

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

The Environment, Health, Safety and Sustainable Development (EHS&SD) Committee of the Board of Directors meets quarterly to review Suncor's effectiveness in meeting its EHS&SD obligations. The committee also reviews the company's strategies and policies, with respect to EHS&SD, given legal, industry and community standards. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In addition, the EHS&SD Committee has oversight over Suncor's performance with respect to the company's social goal regarding building mutual trust and respect with the Aboriginal Peoples of Canada, and reviews Suncor's annual Report on Sustainability, reporting on Suncor's EHS&SD progress, plans and performance objectives, as well as disclosure on lobbying.

Suncor's annual President's Operational Excellence Awards support and highlight the goals of the EH&S policy by honouring employees and contractors who demonstrate an exceptional commitment to EH&S performance. The awards ceremony highlights progress on safety initiatives and provides educational opportunities for all employees.

The aforementioned policies are reviewed regularly, and are accessible to employees and contractors on the company's intranet. Additional workshops and targeted training sessions on various matters under the policies are also conducted as warranted throughout the year. The Canadian Aboriginal Relations Policy is available in Cree and Dene audio translations.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  25

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 28, 2019, with an effective date of December 31, 2018. Reserves evaluations have not been updated since the effective date and, thus, do not reflect changes in the company's reserves since that date. The preparation date of the information is February 22, 2019.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF for Suncor's Mining and In Situ operations is based upon evaluations conducted by GLJ Petroleum Consultants Ltd. (GLJ), contained in their reports dated February 22, 2019 (the GLJ Reports). The reserves data set forth below for all other reserves, which includes Suncor's interests in its conventional assets offshore Newfoundland and Labrador (collectively, E&P Canada), and conventional assets offshore of the U.K. and Norway (collectively, Offshore U.K. & Norway), is based upon evaluations conducted by Sproule Associates Limited or Sproule International Limited (collectively, Sproule), contained in their reports dated February 22, 2019 (the Sproule Reports). Each of GLJ and Sproule (collectively, the Evaluators) are independent qualified reserves evaluators as defined in NI 51-101.

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

While the above factors, and many others, are relevant to the evaluation of reserves, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly.

The reserves included in this AIF represent estimates only. There are numerous uncertainties inherent in estimating quantities and quality of these reserves, including many factors beyond the company's control. In general, estimates of reserves and the future net cash flows from these reserves are based upon a number of variable factors and assumptions – such as production forecasts, regulations, pricing, the timing and amount of capital expenditures, future royalties, future operating costs, yield rates for upgraded production of SCO from bitumen, and future abandonment and reclamation costs – all of which may vary considerably from actual results and may be affected by many of the factors identified under Industry Conditions and Risk Factors herein. The accuracy of any reserves estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time. For these reasons, estimates of the reserves and categorization of such reserves based on the certainty of recovery, prepared by different engineers or by the same engineers at different times, may vary.

26  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Specific significant risk factors and uncertainties affecting Suncor's reserves include, among others:

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

•
Political Unrest

  As a result of political unrest in Syria, Suncor reclassified all Syria reserves to contingent resources, effective December 31, 2012. Suncor also reclassified all Libya reserves to contingent resources, effective December 31, 2016, due to political unrest in Libya. All Syria and Libya volumes remain classified as contingent resources as at December 31, 2018. The criteria for the reclassification of the aforementioned volumes back to reserves include sustained periods of political stability, operational and production stability, and normalization of business relations including financial transactions. Refer to the Risk Factors – Foreign Operations section of this AIF.

•
Abandonment and Reclamation costs

  Refer to the Additional Information Relating to Reserves Data – Abandonment and Reclamation Costs section of this AIF.

•
Government Action

  Government intervention, including mandatory production curtailments, could create long-term market uncertainty, which could have a material adverse effect on Suncor's reserves. Refer to the Risk Factors – Government/Regulatory and Policy Effectiveness section of this AIF.

Refer to the Risk Factors section of this AIF for additional information on significant risk factors and uncertainties affecting Suncor's reserves.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  27

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)
as at December 31, 2018
(forecast prices and costs)(2)

	SCO(3)		Bitumen		Light Crude & Medium Crude Oil(4)		Conventional Natural Gas		Total
	(mmbbls)		(mmbbls)		(mmbbls)		(bcfe)		(mmboe)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved Developed Producing
Mining	2 069	1 852	942	842	—	—	—	—	3 011	2 694
In Situ	180	160	118	104	—	—	—	—	298	264
E&P Canada	—	—	—	—	61	49	—	—	61	49

Total Canada	2 249	2 011	1 059	947	61	49	—	—	3 370	3 007

Offshore U.K. & Norway	—	—	—	—	43	43	1	1	43	43

Total Proved Developed Producing	2 249	2 011	1 059	947	104	92	1	1	3 413	3 050

Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—	—	—	—	—

Offshore U.K. & Norway	—	—	—	—	—	—	—	—	—	—

Total Proved Developed Non-Producing	—	—	—	—	—	—	—	—	—	—

Proved Undeveloped
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	548	453	653	532	—	—	—	—	1 201	985
E&P Canada	—	—	—	—	62	59	—	—	62	59

Total Canada	548	453	653	532	62	59	—	—	1 263	1 044

Offshore U.K. & Norway	—	—	—	—	8	8	13	13	10	10

Total Proved Undeveloped	548	453	653	532	70	67	13	13	1 273	1 054

Proved
Mining	2 069	1 852	942	842	—	—	—	—	3 011	2 694
In Situ	729	613	770	636	—	—	—	—	1 499	1 249
E&P Canada	—	—	—	—	123	108	—	—	123	108

Total Canada	2 798	2 465	1 712	1 478	123	108	—	—	4 632	4 051

Offshore U.K. & Norway	—	—	—	—	52	52	14	14	54	54

Total Proved	2 798	2 465	1 712	1 478	174	159	14	14	4 686	4 105

Probable
Mining	621	547	496	397	—	—	—	—	1 117	944
In Situ	1 175	923	387	284	—	—	—	—	1 562	1 207
E&P Canada	—	—	—	—	174	138	—	—	174	138

Total Canada	1 796	1 469	883	681	174	138	—	—	2 853	2 288

Offshore U.K. & Norway	—	—	—	—	37	37	17	17	40	40

Total Probable	1 796	1 469	883	681	211	175	17	17	2 892	2 328

Proved Plus Probable
Mining	2 690	2 398	1 438	1 239	—	—	—	—	4 128	3 638
In Situ	1 904	1 535	1 157	920	—	—	—	—	3 061	2 455
E&P Canada	—	—	—	—	297	246	—	—	297	246

Total Canada	4 593	3 934	2 595	2 159	297	246	—	—	7 485	6 339

Offshore U.K. & Norway	—	—	—	—	88	88	32	32	94	94

Total Proved Plus Probable	4 593	3 934	2 595	2 159	385	334	32	32	7 579	6 433

Please see Notes (1) through (4) at the end of the reserves data section for important information about volumes in this table.

28  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Reconciliation of Gross Reserves(1)
as at December 31, 2018
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Mining

December 31, 2017	2 134	608	2 741	929	581	1 510	—	—	—	—	—	—	3 062	1 189	4 251

Extensions & Improved Recovery(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(8)	(11)	(25)	(36)	18	(94)	(76)	—	—	—	—	—	—	7	(120)	(112)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	73	38	112	19	10	29	—	—	—	—	—	—	92	48	140

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(127)	—	(127)	(24)	—	(24)	—	—	—	—	—	—	(151)	—	(151)

December 31, 2018	2 069	621	2 690	942	496	1 438	—	—	—	—	—	—	3 011	1 117	4 128

In Situ

December 31, 2017	751	1 216	1 967	805	342	1 147	—	—	—	—	—	—	1 557	1 558	3 114

Extensions & Improved Recovery(7)	1	—	1	—	—	—	—	—	—	—	—	—	1	—	2

Technical Revisions(8)	9	(41)	(32)	10	45	55	—	—	—	—	—	—	19	4	23

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(33)	—	(33)	(45)	—	(45)	—	—	—	—	—	—	(78)	—	(78)

December 31, 2018	729	1 175	1 904	770	387	1 157	—	—	—	—	—	—	1 499	1 562	3 061

E&P Canada

December 31, 2017	—	—	—	—	—	—	98	227	326	21	6	28	102	228	330

Extensions & Improved Recovery(7)	—	—	—	—	—	—	2	2	5	—	—	—	2	2	5

Technical Revisions(8)	—	—	—	—	—	—	42	(56)	(13)	—	—	—	42	(56)	(13)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	20	6	27	3	1	4

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	—	—	—	—	—	—	(20)	—	(20)	(1)	—	(1)	(20)	—	(20)

December 31, 2018	—	—	—	—	—	—	123	174	297	—	—	—	123	174	297

Total Canada

December 31, 2017	2 885	1 823	4 708	1 734	923	2 657	98	227	326	21	6	28	4 721	2 975	7 696

Extensions & Improved Recovery(7)	1	—	1	—	—	—	2	2	5	—	—	—	4	3	6

Technical Revisions(8)	(2)	(66)	(68)	28	(50)	(22)	42	(56)	(13)	—	—	—	68	(172)	(103)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	73	38	112	19	10	29	—	—	—	—	—	—	92	48	140

Dispositions(11)	—	—	—	—	—	—	—	—	—	20	6	27	3	1	4

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(160)	—	(160)	(69)	—	(69)	(20)	—	(20)	(1)	—	(1)	(249)	—	(249)

December 31, 2018	2 798	1 796	4 593	1 712	883	2 595	123	174	297	—	—	—	4 632	2 853	7 485

Please see Notes (1) through (13) at the end of the reserves data section for important information about volumes in this table.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  29

Reconciliation of Gross Reserves(1) (continued)
as at December 31, 2018
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Offshore U.K. & Norway

December 31, 2017	—	—	—	—	—	—	57	34	91	2	4	6	57	35	92

Extensions & Improved Recovery(7)	—	—	—	—	—	—	2	3	5	1	1	2	2	3	5

Technical Revisions(8)	—	—	—	—	—	—	3	(6)	(3)	1	(1)	—	3	(6)	(3)

Discoveries(9)	—	—	—	—	—	—	—	—	1	—	—	—	1	—	1

Acquisitions(10)	—	—	—	—	—	—	6	5	11	12	14	26	8	7	15

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	1	—	1	—	—	—	1	—	1

Production(13)	—	—	—	—	—	—	(17)	—	(17)	(2)	—	(2)	(17)	—	(17)

December 31, 2018	—	—	—	—	—	—	52	37	88	14	17	32	54	40	94

Other International (14)

December 31, 2017	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Extensions & Improved Recovery(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(8)	—	—	—	—	—	—	5	—	5	—	—	—	5	—	5

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)(14)	—	—	—	—	—	—	(5)	—	(5)	—	—	—	(5)	—	(5)

December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total

December 31, 2017	2 885	1 823	4 708	1 734	923	2 657	155	261	417	24	10	34	4 778	3 009	7 788

Extensions & Improved Recovery(7)	1	—	1	—	—	—	4	6	9	1	1	2	5	6	11

Technical Revisions(8)	(2)	(66)	(68)	28	(50)	(22)	50	(61)	(11)	1	(1)	—	77	(178)	(101)

Discoveries(9)	—	—	—	—	—	—	—	—	1	—	—	—	1	—	1

Acquisitions(10)	73	38	112	19	10	29	6	5	11	12	14	26	100	55	156

Dispositions(11)	—	—	—	—	—	—	—	—	—	20	6	27	3	1	4

Economic Factors(12)	—	—	—	—	—	—	1	—	1	—	—	—	1	—	1

Production(13)	(160)	—	(160)	(69)	—	(69)	(42)	—	(42)	(3)	—	(3)	(272)	—	(272)

December 31, 2018	2 798	1 796	4 593	1 712	883	2 595	174	211	385	14	17	32	4 686	2 892	7 579

Please see Notes (1) through (14) at the end of the reserves data section for important information about volumes in this table.

30  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Notes to Reserves Data Tables
as at December 31, 2018

(1)
Reserves data tables may not add due to rounding.

(2)
See the Notes to Future Net Revenues Tables for information on forecast prices and costs.

(3)
SCO reserves figures include the company's diesel sales volumes.

(4)
Gross volumes of Light Crude & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 15 mmbbls, Proved Undeveloped of 46 mmbbls, Proved of 61 mmbbls, Probable of 39 mmbbls and Proved Plus Probable of 100 mmbbls. Net volumes of Light Crude & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 14 mmbbls, Proved Undeveloped of 45 mmbbls, Proved of 59 mmbbls, Probable of 30 mmbbls and Proved Plus Probable of 90 mmbbls.

(5)
Light Crude & Medium Crude Oil Technical Revisions for E&P Canada include quantities of Heavy Crude Oil as follows: Proved of 29 mmbbls, Probable of (35) mmbbls and Proved Plus Probable of (5) mmbbls.

(6)
Conventional Natural Gas includes immaterial amounts of NGLs (0.7 mmbbls of Proved and 1.3 mmbbls of Proved Plus Probable NGLs).

(7)
Extensions & Improved Recovery are additions to the reserves resulting from step-out drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for Probable reserves result from the transfer of Probable reserves to Proved reserves. Changes in 2018 are primarily a result of E&P drilling activities.

(8)
Technical Revisions include changes in previous estimates resulting from new technical data or revised interpretations. Changes in 2018 are primarily due to new information obtained during the year, including drilling results and ongoing field performance, and the movement of a portion of E&P Canada volumes from Probable to Proved as a result of offshore drilling activity. For Other International, a technical revision has been made to offset production (refer to Note 14 below).

(9)
Discoveries are additions to reserves in reservoirs where no reserves were previously booked and are as a result of the confirmation of the existence of an accumulation of a significant quantity of potentially recoverable petroleum. Additions in 2018 relate to GEAD within Offshore U.K. & Norway.

(10)
Acquisitions are additions to reserves estimates as a result of purchasing interests in oil and gas properties. Additions in 2018 within Mining relate to Suncor's acquisition of an additional 5% interest in Syncrude and an additional 1.05% interest in Fort Hills. Additions in 2018 within Offshore U.K. & Norway relate to the acquisition of a 17.5% interest in the Fenja development project.

(11)
Dispositions are reductions in reserves estimates as a result of selling all or a portion of an interest in oil and gas properties. During 2018, the company disposed of its northeast B.C. mineral landholdings, including associated production.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  31

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

For any given pool, it may be appropriate to allocate total pool reserves between the Developed and Undeveloped categories or to subdivide the Developed reserves for the pool between Developed Producing and Developed Non-Producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

32  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Future Net Revenues Tables and Notes(1)

Net Present Values of Future Net Revenues Before Income Taxes
as at December 31, 2018
(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)

	0%	5%	10%	15%	20%	($/boe)

Proved Developed Producing

Mining	50 836	36 575	25 102	18 087	13 701	9.32
In Situ	8 430	7 609	6 897	6 297	5 793	26.14
E&P Canada	1 560	1 571	1 529	1 469	1 405	31.34

Total Canada	60 826	45 755	33 528	25 854	20 899	11.15

Offshore U.K. & Norway	1 984	1 936	1 858	1 771	1 685	42.78

Total Proved Developed Producing	62 810	47 691	35 386	27 624	22 584	11.60

Proved Developed Non-Producing

Mining	—	—	—	—	—	—
In Situ	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—

Offshore U.K. & Norway	28	27	26	25	24	74.33

Total Proved Developed Non-Producing	28	27	26	25	24	74.33

Proved Undeveloped

Mining	—	—	—	—	—
In Situ	33 449	18 369	10 850	6 802	4 465	11.02
E&P Canada	3 197	2 586	2 085	1 702	1 412	35.34

Total Canada	36 646	20 955	12 936	8 505	5 877	12.39

Offshore U.K. & Norway	341	247	172	114	68	16.97

Total Proved Undeveloped	36 987	21 202	13 108	8 619	5 945	12.43

Proved

Mining	50 836	36 575	25 102	18 087	13 701	9.32
In Situ	41 879	25 978	17 748	13 099	10 258	14.21
E&P Canada	4 757	4 157	3 615	3 172	2 817	33.53

Total Canada	97 472	66 711	46 464	34 358	26 776	11.47

Offshore U.K. & Norway	2 354	2 209	2 056	1 910	1 777	38.12

Total Proved	99 826	68 920	48 520	36 268	28 553	11.82

Probable

Mining	33 292	13 583	7 153	4 479	3 135	7.58
In Situ	74 178	21 661	8 602	4 511	2 900	7.13
E&P Canada	7 811	4 994	3 342	2 339	1 689	24.19

Total Canada	115 281	40 238	19 098	11 329	7 724	8.35

Offshore U.K. & Norway	2 333	1 922	1 589	1 332	1 133	39.96

Total Probable	117 615	42 160	20 687	12 660	8 856	8.89

Proved Plus Probable

Mining	84 128	50 158	32 255	22 566	16 836	8.87
In Situ	116 057	47 640	26 350	17 611	13 158	10.73
E&P Canada	12 568	9 151	6 957	5 510	4 506	28.28

Total Canada	212 753	106 948	65 562	45 687	34 500	10.34

Offshore U.K. & Norway	4 687	4 131	3 645	3 241	2 910	38.90

Total Proved Plus Probable	217 440	111 080	69 207	48 928	37 410	10.76

Please see the Notes at the end of the Future Net Revenues Tables.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  33

Net Present Values of Future Net Revenues After Income Taxes(1)
as at December 31, 2018
(forecast prices and costs)

(in $ millions, discounted at % per year)

	0%	5%	10%	15%	20%

Proved Developed Producing

Mining	37 129	28 239	19 613	14 244	10 876
In Situ	6 306	5 718	5 193	4 744	4 365
E&P Canada	1 418	1 437	1 402	1 348	1 289

Total Canada	44 853	35 394	26 207	20 335	16 530

Offshore U.K. & Norway	938	964	952	924	890

Total Proved Developed Producing	45 791	36 358	27 160	21 259	17 419

Proved Developed Non-Producing

Mining	—	—	—	—	—
In Situ	—	—	—	—	—
E&P Canada	—	—	—	—	—

Total Canada	—	—	—	—	—

Offshore U.K. & Norway	17	16	16	15	15

Total Proved Developed Non-Producing	17	16	16	15	15

Proved Undeveloped

Mining	—	—	—	—	—
In Situ	24 127	13 048	7 564	4 637	2 962
E&P Canada	2 462	2 003	1 609	1 305	1 073

Total Canada	26 589	15 051	9 174	5 942	4 035

Offshore U.K. & Norway	327	239	169	114	71

Total Proved Undeveloped	26 917	15 289	9 343	6 056	4 106

Proved

Mining	37 129	28 239	19 613	14 244	10 876
In Situ	30 433	18 766	12 757	9 381	7 326
E&P Canada	3 880	3 439	3 011	2 652	2 362

Total Canada	71 442	50 445	35 381	26 277	20 564

Offshore U.K. & Norway	1 282	1 219	1 137	1 054	976

Total Proved	72 725	51 664	36 518	27 331	21 540

Probable

Mining	24 441	9 838	5 079	3 129	2 164
In Situ	53 964	15 660	6 243	3 310	2 151
E&P Canada	5 638	3 615	2 372	1 613	1 124

Total Canada	84 043	29 113	13 694	8 051	5 440

Offshore U.K. & Norway	1 222	1 078	932	807	706

Total Probable	85 265	30 192	14 626	8 858	6 145

Proved Plus Probable

Mining	61 570	38 077	24 692	17 373	13 040
In Situ	84 397	34 426	19 000	12 691	9 477
E&P Canada	9 518	7 055	5 383	4 265	3 486

Total Canada	155 485	79 558	49 075	34 329	26 004

Offshore U.K. & Norway	2 505	2 298	2 069	1 861	1 681

Total Proved Plus Probable	157 990	81 856	51 144	36 189	27 685

Please see the Notes at the end of the Future Net Revenues Tables.

34  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Total Future Net Revenues(1)
as at December 31, 2018
(forecast prices and costs)

(in $ millions, undiscounted)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenues Before Deducting Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenues After Deducting Future Income Tax Expenses

Proved Developed Producing

Mining	266 600	29 775	132 344	33 566	20 079	50 836	13 706	37 129
In Situ	20 524	2 321	7 557	1 717	499	8 430	2 124	6 306
E&P Canada	5 513	1 089	1 407	188	1 269	1 560	142	1 418

Total Canada	292 636	33 185	141 307	35 470	21 848	60 826	15 973	44 853

Offshore U.K. & Norway	3 871	—	1 238	76	572	1 984	1 047	938

Total Proved Developed Producing	296 507	33 185	142 545	35 546	22 420	62 810	17 020	45 791

Proved Developed Non-Producing

Mining	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—	—	—

Offshore U.K. & Norway	29	—	1	—	—	28	11	17

Total Proved Developed Non-Producing	29	—	1	—	—	28	11	17

Proved Undeveloped

Mining	—	—	—	—	—	—	—	—
In Situ	100 228	17 722	30 420	17 581	1 057	33 449	9 321	24 127
E&P Canada	5 784	265	1 053	686	584	3 197	735	2 462

Total Canada	106 012	17 987	31 473	18 266	1 640	36 646	10 057	26 589

Offshore U.K. & Norway	911	—	171	341	58	341	14	327

Total Proved Undeveloped	106 923	17 987	31 643	18 608	1 698	36 987	10 070	26 917

Proved

Mining	266 600	29 775	132 344	33 566	20 079	50 836	13 706	37 129
In Situ	120 752	20 043	37 977	19 298	1 556	41 879	11 446	30 433
E&P Canada	11 297	1 353	2 460	873	1 853	4 757	877	3 880

Total Canada	398 648	51 171	172 780	53 737	23 488	97 472	26 030	71 442

Offshore U.K. & Norway	4 811	—	1 410	417	630	2 354	1 072	1 282

Total Proved	403 459	51 171	174 190	54 154	24 119	99 826	27 101	72 725

Probable

Mining	123 949	19 657	57 538	9 956	3 506	33 292	8 852	24 441
In Situ	202 574	43 021	54 461	29 556	1 358	74 178	20 214	53 964
E&P Canada	18 557	3 821	4 197	1 941	787	7 811	2 173	5 638

Total Canada	345 079	66 498	116 197	41 452	5 651	115 281	31 239	84 043

Offshore U.K. & Norway	3 754	—	988	282	150	2 333	1 111	1 222

Total Probable	348 833	66 498	117 184	41 735	5 802	117 615	32 349	85 265

Proved Plus Probable

Mining	390 549	49 432	189 882	43 521	23 585	84 128	22 558	61 570
In Situ	323 325	63 063	92 438	48 854	2 914	116 057	31 659	84 397
E&P Canada	29 853	5 174	6 657	2 814	2 640	12 568	3 051	9 518

Total Canada	743 727	117 669	288 977	95 189	29 140	212 753	57 268	155 485

Offshore U.K. & Norway	8 565	—	2 397	699	781	4 687	2 183	2 505

Total Proved Plus Probable	752 292	117 669	291 374	95 888	29 920	217 440	59 451	157 990

Please see the Notes at the end of the Future Net Revenues Tables.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  35

Future Net Revenues by Product Type(1)
as at December 31, 2018
(forecast prices and costs)

(before income taxes, discounted at 10% per year)	$ millions	Unit Value $/boe(2)

Proved Developed Producing

SCO	24 155	12.01

Bitumen	7 844	8.29

Light Crude & Medium Crude Oil	2 620	33.69

Heavy Crude Oil	761	53.50

Conventional Natural Gas(3)	6	24.12

Total Proved Developed Producing	35 386	11.60

Proved

SCO	30 190	12.25

Bitumen	12 659	8.56

Light Crude & Medium Crude Oil	3 168	31.67

Heavy Crude Oil	2 466	41.59

Conventional Natural Gas(3)	36	15.06

Total Proved	48 520	11.82

Proved Plus Probable

SCO	44 114	11.21

Bitumen	14 491	6.71

Light Crude & Medium Crude Oil	7 278	29.72

Heavy Crude Oil	3 221	35.97

Conventional Natural Gas(3)	104	19.62

Total Proved Plus Probable	69 207	10.76

(1)
Figures may not add due to rounding.

(2)
Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.

(3)
Conventional natural gas includes associated NGLs.

36  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

In Situ future net revenues disclosed above include estimates of production volumes upgraded to SCO and the associated estimated future sales prices and upgrader operating and sustaining capital costs, based on estimates of upgrader capacity available for processing In Situ volumes. For total Proved Plus Probable reserves, approximately 46% to 60% of Firebag bitumen production is estimated to be upgraded to SCO from 2019 to 2035 and 100% thereafter. These assumptions have resulted in a $2.7 billion increase in the net present value of future net revenues (total Proved Plus Probable reserves, before tax, discounted at 10%) attributable to In Situ production relative to the scenario where none of the bitumen is upgraded.

Revenues and the natural gas fuel expense associated with excess power generated from cogeneration facilities at Firebag are included in future net revenues.

Forecast Prices and Costs

The forecast price and cost assumptions include changes in wellhead selling prices, take into account escalation with respect to future operating and capital costs, and assume the continuance of current laws and regulations. Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Reports and the Sproule Reports, were derived using averages of forecasts developed by GLJ, Sproule and McDaniel & Associates Consultants Ltd., all of whom are independent qualified reserves evaluators, dated January 1, 2019. Resultant forecasts are set out below. To the extent there are fixed or presently determinable future prices to which Suncor is legally bound by contractual or other obligations to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices have been incorporated into the forecast prices as applied to the pertinent properties. Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products. The inflation rates utilized in cost forecasts were 0.0% in 2019 and 2.0% in 2020 and thereafter.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  37

Prices Impacting Reserves Tables

Forecast	Brent North Sea(1)	WTI Cushing Oklahoma	WCS Hardisty Alberta(2)	Light Sweet Edmonton Alberta(3)	Pentanes Plus Edmonton Alberta(4)	AECO Gas(5)	National Balancing Point North Sea(6)

Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu

2018(7)	71.45	64.77	49.85	69.54	79.06	1.50	7.09

2019	65.92	58.58	51.55	67.30	70.10	1.88	10.44

2020	69.47	64.60	59.58	75.84	79.21	2.31	9.94

2021	71.65	68.20	65.89	80.17	83.33	2.74	9.62

2022	73.72	71.00	68.61	83.22	86.20	3.05	9.48

2023	75.58	72.81	70.53	85.34	88.16	3.21	9.50

2024	77.39	74.59	72.34	87.33	90.20	3.31	9.55

2025	79.27	76.42	74.31	89.50	92.43	3.39	9.62

2026	81.27	78.40	76.44	91.89	94.87	3.46	9.81

2027	82.88	79.98	78.10	93.76	96.80	3.54	10.00

2028	84.54	81.59	79.81	95.68	98.79	3.62	10.14

2029	86.21	83.22	81.40	97.57	100.74	3.69	10.34

2030	87.93	84.87	83.00	99.52	102.75	3.77	10.54

2031	89.68	86.57	84.69	101.52	104.82	3.84	10.75

2032	91.49	88.30	86.37	103.55	106.92	3.91	10.97

2033	93.32	90.08	88.11	105.65	109.07	3.99	11.19

2034+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

(1)
Price used when determining offshore light crude oil and medium crude oil and heavy crude oil reserves for E&P Canada and Offshore U.K. & Norway reserves.

(2)
Price used when determining bitumen reserves presented as In Situ and Mining reserves, as well as for determining bitumen pricing for royalty calculation purposes.

(3)
Price used when determining SCO reserves presented as In Situ and Mining reserves.

(4)
Price used when determining the cost of diluent associated with bitumen reserves presented as In Situ and Mining reserves, as well as when accounting for diluent in determining bitumen pricing for royalty calculation purposes. A bitumen/diluent ratio of approximately two barrels of bitumen for one barrel of diluent was used for In Situ reserves and a ratio of approximately three barrels of bitumen for one barrel of diluent was used for Mining reserves. Price also used when determining NGLs reserves.

(5)
Price used when determining natural gas input costs for the production of SCO and bitumen reserves.

(6)
Price used when determining conventional natural gas reserves presented as Offshore U.K. & Norway reserves.

(7)
Prices for 2018 reflect the company's historical weighted average prices.

Forecast Foreign Exchange Rates Impacting Forecast Prices

Forecast	US$/Cdn$ Exchange Rate	Cdn$/€ Exchange Rate	Cdn$/£ Exchange Rate

Year

2019	0.757	1.507	1.668

2020	0.782	1.471	1.631

2021	0.797	1.443	1.600

2022	0.803	1.432	1.587

2023	0.807	1.426	1.581

2024+	0.808	1.423	1.577

Disclosure of Net Present Values of future Net Revenues After Income Taxes

Values presented in the table for Net Present Values of Future Net Revenues After Income Taxes reflect income tax burdens of assets at an individual asset level (for In Situ) or at a business area or legal entity level (for Mining, E&P Canada and Offshore U.K & Norway) based on tax pools associated with that business area or legal entity. Suncor's actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different. The 2018 audited Consolidated Financial Statements and the MD&A should be consulted for information on income taxes at the corporate entity level.

38  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Additional Information Relating to Reserves Data

Future Development Costs(1)
as at December 31, 2018
(forecast prices and costs)

($ millions)	2019	2020	2021	2022	2023	Remainder	Total	Discounted At 10%

Proved

Mining	2 247	2 260	2 089	2 030	2 156	22 784	33 566	16 725

In Situ	788	633	1 162	464	802	15 449	19 298	7 825

E&P Canada	127	169	102	143	123	209	873	641

Total Canada	3 161	3 062	3 353	2 637	3 080	38 443	53 737	25 192

Offshore U.K. & Norway	197	106	61	6	8	39	417	392

Total Proved	3 358	3 168	3 414	2 643	3 088	38 482	54 154	25 583

Proved Plus Probable

Mining	2 458	2 490	2 303	2 261	2 588	31 421	43 521	19 459

In Situ	702	628	783	512	785	45 443	48 854	8 878

E&P Canada	649	568	357	306	236	697	2 814	2 076

Total Canada	3 809	3 686	3 444	3 079	3 610	77 561	95 189	30 413

Offshore U.K. & Norway	386	161	62	8	10	73	699	657

Total Proved Plus Probable	4 195	3 847	3 506	3 087	3 620	77 634	95 888	31 071

(1)
Figures may not add due to rounding.

Development costs include costs associated with both Developed and Undeveloped reserves. Significant development activities and costs for 2019 are expected to include:

•
Mining development activities include capital investments expected to maintain the production capacity of existing facilities, including, but not limited to, tailings infrastructure, major maintenance, truck and shovel replacement, the replenishment of catalysts in hydrotreating units at the upgraders and improvements to utilities, roads and other facilities, and the implementation of technologies expected to reduce costs including AHS.

•
For both Firebag and MacKay River operations within In Situ, the drilling of new well pairs, as well as the design and construction of new well pads that are expected to maintain existing production levels in future years.

•
For E&P Canada, development of the WWRP, and development drilling at Hibernia, White Rose, Terra Nova and Hebron.

•
For E&P International, development of the Norwegian Oda and Fenja projects, as well as development drilling at Buzzard.

Future development costs disclosed above are associated with reserves as evaluated by GLJ and Sproule and are subject to change based on many factors, including economic conditions. Management currently believes that internally generated cash flows, existing and future credit facilities, issuing commercial paper and accessing capital markets will be sufficient to fund future development costs. There can be no guarantee that funds will be available or that Suncor will allocate funding to develop all of the reserves attributed in the GLJ Reports and the Sproule Reports. Failure to develop those reserves would have a negative impact on future cash flow provided by operating activities.

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

As at December 31, 2018, Suncor estimated its undiscounted, uninflated abandonment and reclamation costs for its upstream assets to be approximately $13.0 billion (discounted at 10%, approximately $2.9 billion) excluding

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  39

Refining and Marketing liabilities ($0.2 billion, undiscounted and uninflated). Abandonment and reclamation costs are limited to current disturbances at December 31, 2018 for Suncor's assets, except for Syncrude, which is estimated on a life of mine basis, where it is assumed that material from future disturbances will be required to settle the existing obligation at December 31, 2018. Suncor estimates that it will incur $1.4 billion of its identified abandonment and reclamation costs during the next three years (undiscounted: 2019 – $0.5 billion, 2020 – $0.5 billion, 2021 – $0.4 billion), more than 75% of which is associated with Oil Sands mining operations.

The abandonment and reclamation cost estimates included in the net present values of the company's Proved and Probable reserves include costs related to the reclamation of disturbed land from oil sands mining activities, future mining disturbances, the treatment of legacy oil sands tailings, the decommissioning of oil sands and natural gas processing facilities and well pads, existing and future reserve wells and associated service wells, disturbed lease sites, and future lease site disturbances. Approximately $29.9 billion (inflated and undiscounted) has been deducted as abandonment and reclamation costs in estimating the future net revenues from Proved Plus Probable reserves, including $26.5 billion related to the company's oil sands upgraders, extraction facilities, tailings ponds, subsurface wells and central processing facilities, which includes amounts related to current disturbances.

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross Proved and Probable Undeveloped reserves and represent Undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

40  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Gross Proved Undeveloped Reserves(1)
(forecast prices and costs)

	2016		2017		2018

	First Attributed	Total as at December 31, 2016	First Attributed	Total as at December 31, 2017	First Attributed	Total as at December 31, 2018

SCO (mmbbls)

Mining	—	—	—	—	—	—

In Situ	—	576	—	575	—	548

Total SCO	—	576	—	575	—	548

Bitumen (mmbbls)

Mining	—	879	40	929	—	—

In Situ	—	694	—	675	—	653

Total Bitumen	—	1 573	40	1 603	—	653

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada	1	19	1	13	1	15

Offshore U.K. & Norway	—	—	—	—	8	8

Total Light Crude & Medium Crude Oil	1	19	1	13	9	23

Heavy Crude Oil (mmbbls)

E&P Canada	—	27	—	34	—	46

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	27	—	34	—	46

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway(2)	—	—	—	—	13	13

Total Conventional Natural Gas	—	—	—	—	13	13

Total (mmboe)	1	2 195	41	2 226	11	1 273

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.6 mmbbls).

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  41

Gross Probable Undeveloped Reserves(1)
(forecast prices and costs)

	2016		2017		2018

	First Attributed	Total as at December 31, 2016	First Attributed	Total as at December 31, 2017	First Attributed	Total as at December 31, 2018

SCO (mmbbls)

Mining	285	285	—	282	26	308

In Situ	—	1 118	—	1 167	—	1 114

Total SCO	285	1 403	—	1 449	26	1 423

Bitumen (mmbbls)

Mining	—	577	25	581	—	—

In Situ	—	347	—	275	—	330

Total Bitumen	—	924	25	856	—	330

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada	7	79	33	104	1	95

Offshore U.K. & Norway	10	10	2	12	8	9

Total Light Crude & Medium Crude Oil	17	89	34	116	9	104

Heavy Crude Oil (mmbbls)

E&P Canada	—	84	—	73	—	28

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	84	—	73	—	28

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway(2)	3	3	—	3	15	15

Total Conventional Natural Gas	3	3	—	3	15	15

Total (mmboe)	303	2 500	59	2 494	37	1 886

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.7 mmbbls).

42  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Generally, Proved Undeveloped and Proved Plus Probable Undeveloped reserves are attributed based on the associated confidence levels required for Proved and Proved Plus Probable reserves, respectively, arising from the consideration of factors such as regulatory approvals, availability of markets and infrastructure, development timing, and technical aspects, and have been assigned in accordance with COGE Handbook guidelines. Probable reserves are calculated as the difference between Proved and Proved Plus Probable reserves.

Undeveloped In Situ reserves, which constitute approximately 94% of Suncor's gross Proved Undeveloped reserves and 77% of Suncor's gross Probable Undeveloped reserves have been assigned to reserves areas which are not classified as Developed and are related only to those sustaining pads and well pairs required for current producing or sanctioned projects. Suncor has delineated In Situ reserves to a high degree of certainty through seismic data and core hole drilling, consistent with COGE Handbook guidelines. In most cases, reserves have been drilled to a density of 16 delineation wells per section (i.e. 40 acre spacing), which is in excess of the eight delineation wells per section (80 acre spacing) required for regulatory approval. Further delineation is pursued through annual core hole drilling programs to refine development plans. Proved Undeveloped reserves have been assigned to areas delineated with vertical wells on 80 acre well spacing with 3D seismic control or 40 acre spacing without 3D seismic control, subject to being within 1.2 km from currently drilled or near-term planned production wells where approval is pending or within 2.4 km from producing wells. Probable Undeveloped areas are limited to areas delineated with vertical wells on 320 acre spacing with seismic control or 160 acre spacing without seismic control. Development of undeveloped In Situ reserves is an ongoing process and is a function of processing capacity and the forecasts of the declining production from existing In Situ wells. When production is forecast to decline, Suncor makes application for and, upon approval, commences development of the reserves and wells surrounding the declining areas. This entails drilling replacement well pairs and constructing sustaining pads and may take several years. Management uses integrated plans to forecast future Proved Undeveloped and Probable Undeveloped reserves development activity. These detailed plans align current production, processing and pipeline constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next 10 years, and are updated and approved annually for internal and external factors affecting planned activity. The economic viability of developing sustaining pads and associated well pairs is tested to ensure that ongoing development is economic as required for reserves assessment.

Undeveloped Mining reserves constitute approximately 16% of Suncor's gross Probable Undeveloped reserves, and relate to the Syncrude MLX-W mining area, which is well-delineated by core hole drilling. An application for regulatory approval has been submitted for the Syncrude MLX-W mining area. Development is anticipated to commence within one year of approvals being received.

Undeveloped conventional reserves (light crude oil and medium crude oil, heavy crude oil and natural gas) constitute approximately 6% of Suncor's gross Proved Undeveloped reserves and approximately 7% of Suncor's gross Probable Undeveloped reserves and relate to the company's offshore assets at E&P Canada, mainly associated with future drilling at Hebron, and under-drilled or undrilled fault blocks related to areas in Hibernia, White Rose and Terra Nova, and at the recently acquired Fenja development project offshore Norway. Attribution of Proved Undeveloped and Probable Undeveloped reserves reflect, where applicable, the respective degrees of certainty with respect to various reservoir parameters, primarily drainage areas and recovery factors. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserves availability. Suncor plans to proceed with development of essentially all Proved Undeveloped reserves within the next three years and with the development of all Probable Undeveloped reserves within the next five years.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  43

Properties with no Attributed Reserves

The following table is a summary of properties to which no reserves are attributed as at December 31, 2018. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares

Canada	4 331 614	3 239 642

Libya	3 117 800	1 422 900

Syria	345 194	345 194

Norway	254 491	109 936

U.K.	54 589	20 034

Australia (overriding royalty interest only)	113 027	—

Total	8 216 715	5 137 706

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

In 2019, Suncor's rights to 92,076 net hectares in Canada, 31,399 net hectares in Norway and nil net hectares in the U.K. are scheduled to expire. The expiries include approximately 48,000 net hectares in In Situ and 6,638 net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2019 through the conduct of work programs and/or the payment of prescribed fees to the mineral rights owner.

44  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Oil and Gas Properties and Wells

For descriptions of Suncor's important properties, plants, facilities and installations, refer to the Narrative Description of Suncor's Businesses section within this AIF.

The following table is a summary of the company's oil and gas wells as at December 31, 2018.

	Oil Wells(1)				Natural Gas Wells(1)

	Producing		Non-Producing(2)(3)		Producing		Non-Producing(2)(3)

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta – In Situ(4)	369.0	369.0	56.0	56.0	—	—	—	—

Newfoundland & Labrador(4)	76.0	18.9	9.0	2.8	—	—	—	—

Offshore U.K. & Norway	43.0	12.4	7.0	2.1	—	—	—	—

Other International(5)	—	—	419.0	211.1	—	—	6.0	6.0

Total	488.0	400.3	491.0	272.0	—	—	6.0	6.0

(1)
Alberta oil wells and Other International oil and gas wells are onshore whereas Newfoundland & Labrador and Offshore U.K. & Norway wells are offshore.

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

(4)
SAGD well pairs and multi-lateral wells are each counted as one well.

(5)
Other International includes wells associated with the company's operations in Syria and Libya. There are no reserves associated with wells in Syria or Libya.

There are no producing wells associated with Mining properties. Suncor has no Proved Developed Non-Producing reserves or Probable Developed Non-Producing reserves in its Mining reserves.

For In Situ properties, Proved Non-Producing reserves and Probable Non-Producing reserves, if any, are associated with SAGD well pairs that have typically been drilled within the last three years, yet require further capital for completion and tie in to facilities to bring the wells on-stream. Because this capital is small relative to the cost to drill, complete and tie in a well pair, the associated reserves are considered Developed.

Costs Incurred

The table below summarizes the company's costs incurred related to its oil and gas activities for the year ended December 31, 2018.

($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total

Canada – Mining and In Situ	73	1 143	—	3 398	4 614

Canada – E&P Canada	18	—	—	591	609

Total Canada	91	1 143	—	3 989	5 223

Offshore U.K. & Norway	153	82	32	209	476

Other International	8	—	—	—	8

Total	252	1 225	32	4 198	5 707

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  45

Exploration and Development Activities

The table below outlines the gross and net exploratory and development wells the company completed during the year ended December 31, 2018.

	Exploratory Wells(1)		Development Wells

Total number of wells completed	Gross	Net	Gross	Net

Canada – Oil Sands

Oil	—	—	16.0	16.0

Service(2)	1.0	1.0	22.0	22.0

Stratigraphic Test(3)	46.0	43.8	490.0	351.7

Total	47.0	44.8	528.0	389.7

Canada – E&P Canada

Oil	—	—	8.0	1.8

Dry Hole	—	—	1.0	0.4

Natural Gas	—	—	—	—

Service(2)	—	—	3.0	0.6

Stratigraphic Test	—	—	—	—

Total	—	—	12.0	2.8

Total Canada

Oil	—	—	24.0	17.8

Dry Hole	—	—	1.0	0.4

Natural Gas	—	—	—	—

Service(2)	1.0	1.0	25.0	22.6

Stratigraphic Test	46.0	43.8	490.0	351.7

Total	47.0	44.8	540.0	392.5

Offshore U.K. & Norway

Oil	—	—	3.0	0.9

Dry Hole	1.0	0.3	—	—

Service(2)	—	—	1.0	0.3

Stratigraphic Test	—	—	—	—

Total	1.0	0.3	4.0	1.2

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

46  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Significant exploration and development activities in 2018 included:

•
For Mining, at Oil Sands Base development activities included turnaround and major maintenance at Upgrader 1, construction of fluid management facilities and utilities sustainment. At Fort Hills, development activities focused on completion of the remaining construction activities in secondary extraction. Other development activities for Fort Hills included procuring mobile equipment and advancing tailings infrastructure. At Syncrude, development activities included turnaround and reliability projects.

•
For In Situ, the drilling of new well pairs and infill wells at Firebag and MacKay River that are expected to assist in maintaining production levels in future years as well as provide future growth. Also included are stratigraphic test well drilling programs.

•
For E&P Canada, drilling activities at Hebron, development drilling for White Rose, Hibernia and Terra Nova, as well as development work on the WWRP.

•
For E&P International, development drilling for GEAD, as well as development work on Buzzard and the Norwegian Oda and Fenja projects.

For significant exploration and development activities expected to occur in 2019 and beyond, refer to the Narrative Description of Suncor's Businesses and Additional Information Relating to Reserves Data – Future Development Costs sections in this AIF.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  47

Production History(1)

2018	Q1	Q2	Q3	Q4	Year Ended

Canada – Oil Sands

Total production (mmbls/d)	571.7	547.6	651.7	740.8	628.6

Oil Sands operations Bitumen (mmbls/d)	125.4	121.0	146.0	159.3	138.0

($/bbl)

Average price realized(2)	27.57	42.84	36.62	2.43	24.70

Royalties	(0.90)	(3.27)	(3.20)	(0.06)	(1.70)

Production costs	(8.75)	(7.37)	(7.01)	(7.61)	(7.68)

Netback(4)	17.92	32.20	26.41	(5.24)	15.32

Oil Sands operations SCO and diesel (mbbls/d)	279.4	237.9	330.1	273.4	280.3

($/bbl)

Average price realized(2)	70.51	80.00	82.95	42.44	68.97

Royalties	(0.56)	(2.60)	(2.70)	(0.91)	(1.63)

Production costs	(31.38)	(35.65)	(25.52)	(30.21)	(30.36)

Netback(4)	38.57	41.75	54.73	11.32	36.98

Fort Hills Bitumen (mbbls/d)	24.6	70.9	69.4	98.5	66.1

($/bbl)

Average price realized(2)	32.48	51.86	53.43	20.26	38.47

Royalties	(1.54)	(0.73)	(3.07)	(1.41)	(1.67)

Production costs	(106.07)	(22.73)	(30.69)	(28.79)	(30.32)

Netback(4)	(75.13)	28.40	19.67	(9.94)	6.48

Syncrude SCO (mbbls/d)	142.3	117.8	106.2	209.6	144.2

($/bbl)

Average price realized(2)	76.85	86.16	88.80	47.71	70.19

Royalties	(1.57)	(2.41)	(2.49)	(1.53)	(1.90)

Production costs	(45.30)	(52.27)	(62.61)	(28.33)	(43.81)

Netback(4)	29.98	31.48	23.70	17.85	24.48

Canada – Light Crude & Medium Crude Oil

Total production (mbbls/d)	58.5	58.6	48.9	47.9	53.4

($/bbl)

Average price realized(2)	82.79	95.06	97.22	73.48	87.82

Royalties	(14.34)	(13.02)	(18.75)	(5.04)	(13.31)

Production costs	(9.70)	(11.21)	(16.06)	(23.71)	(14.43)

Netback(4)	58.75	70.83	62.41	44.73	60.08

Offshore U.K. & Norway – Light Crude & Medium Crude Oil(3)

Total production (mboe/d)	54.7	52.0	41.6	38.4	46.6

($/boe)

Average price realized(2)	81.08	91.68	92.06	83.17	86.92

Royalties	—	—	—	—	—

Production costs	(5.36)	(5.39)	(6.04)	(8.94)	(6.27)

Netback(4)	75.72	86.29	86.02	74.23	80.65

(1)
Production and liftings in Libya were intermittent in 2018 and not material to Suncor, and therefore are not included.

(2)
Average price realized is net of transportation costs, and before royalties.

(3)
Volumes include field production for immaterial amounts of associated gas and NGLs.

(4)
Netback is a non-GAAP financial measure. See the Advisory – Forward-Looking Information and Non-GAAP Financial Measures section of this AIF.

48  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

The following table provides the production volumes(1) on a working-interest basis, before royalties for each of Suncor's important fields for the year ended December 31, 2018.

	SCO	Bitumen	Light & Medium Oil

	mbbls/d	mbbls/d	mboe/d

Mining – Suncor	201.1	—	—

Mining – Syncrude	144.2	—	—

Mining – Fort Hills	—	66.1	—

Firebag	79.2	102.0	—

MacKay River	—	36.0	—

Buzzard	—	—	34.2

GEAD	—	—	12.4

Hibernia	—	—	22.1

White Rose	—	—	6.6

Terra Nova	—	—	11.7

Hebron	—	—	13.0

Total	424.5	204.1	100.0

(1)
Volumes shown are actual volumes and may differ from the estimated volumes shown in the Reconciliation of Gross Reserves Table.

Production Estimates

The table below outlines the production estimates for 2019 that are included in the estimates of Proved reserves and Probable reserves as at December 31, 2018.

	SCO		Bitumen		Light & Medium Crude Oil		Conventional Natural Gas		Total
	(mbbls/d)(1)		(mbbls/d)(1)(2)		(mbbls/d)(1)		(mmcfe/d)(1)(3)		(mboe/d)(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved	445	430	212	203	49	39	—	—	707	672

Probable	33	32	(14)	(15)	11	10	—	—	29	27

Proved Plus Probable	478	462	198	188	60	49	—	—	736	699

Offshore U.K. & Norway

Proved	—	—	—	—	35	35	3	3	36	36

Probable	—	—	—	—	13	13	4	4	14	14

Proved Plus Probable	—	—	—	—	48	48	7	7	49	49

Total(1)(5)

Proved	445	430	212	203	84	74	3	3	742	708

Probable	33	32	(14)	(15)	24	23	4	4	43	41

Proved Plus Probable	478	462	198	188	108	97	7	7	785	749

(1)
Figures may not add due to rounding.

(2)
Negative estimated Bitumen production in the Probable reserves class is a result of the methodology used to estimate Probable reserves and the methodology by which the Government of Alberta's mandated production curtailments were incorporated into the Proved Plus Probable and Proved reserves cases, respectively.

(3)
Conventional Natural Gas includes immaterial amounts of NGLs.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  49

The following properties each account for approximately 20% or more of total estimated production for 2019.

Proved

•
From Millennium and North Steepbank: 223 mbbls/d of SCO, which represents approximately 30% of total estimated production for 2019.

•
From Firebag: 178 mbbls/d of SCO and bitumen (79 mbbls/d and 99 mbbls/d, respectively), which represents approximately 24% of total estimated production for 2019.

•
From Syncrude 142 mbbls/d of SCO, which represents approximately 19% of total estimated production for 2019.

Proved Plus Probable

•
From Millennium and North Steepbank: 236 mbbls/d of SCO, which represents approximately 30% of total estimated production for 2019.

•
From Firebag: 161 mbbls/d of SCO and bitumen (83 mbbls/d and 78 mbbls/d, respectively), which represents approximately 21% of total estimated production for 2019.

•
From Syncrude: 158 mbbls/d of SCO from Syncrude, which represents approximately 20% of total estimated production for 2019.

None of the company's Light & Medium Crude Oil production associated with its E&P Canada and Offshore U.K. & Norway assets account for 20% or more of the total estimated production for 2019.

Work Commitments

The practice of governments requiring companies to pledge to carry out work commitments in exchange for the right to carry out exploration for and development of hydrocarbons is common, particularly in unexplored or lightly explored regions of the world. The following table shows the estimated values of work commitments Suncor has made in regard to the lands to which it holds rights as at December 31, 2018. These commitments run through 2021 and beyond, and are primarily for conducting seismic programs and drilling exploration wells.

Country/Area ($ millions)	2019	2020	2021+	Total

Canada	—	—	—	—

Other International	—	—	490	490

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices; however, Suncor did not consider any financial derivative transactions to be material in 2018. A description of Suncor's use of such instruments is provided in the 2018 audited Consolidated Financial Statements and related MD&A for the year ended December 31, 2018.

Tax Horizon

In 2018, Suncor was subject to cash tax in the majority of the jurisdictions in which it generates earnings, including earnings related to its Canadian, Offshore U.K. & Norway and Other International production. Based on projected future net earnings, Suncor is expected to be cash taxable on the majority of its earnings in 2019.

50  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations. These regulations are imposed by legislation enacted by various levels of government and, with respect to the export and taxation of oil and natural gas, by agreements among the governments of Canada, Ontario, Quebec, Alberta, British Columbia, and Newfoundland and Labrador, as well as the governments of the United States and other foreign jurisdictions in which Suncor operates, all of which should be carefully considered by investors in the oil and gas industry. Current legislation is a matter of public record. All governments have the ability to change legislation, and the company is unable to predict what additional legislation or amendments to legislation may be enacted. Suncor may engage in government consultation regarding proposed legislative changes to ensure Suncor's interests are recognized. The following discussion outlines some of the principal legislation, regulations and agreements that govern Suncor's operations.

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

In February 2018, the federal government issued Bill C-69, an Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts (Bill C-69), which, among other things, proposes changes to the NEB regime. The changes proposed in Bill C-69, if and when adopted into law, do not materially alter the current requirements around oil exports. However, at this stage, it is not certain whether or when the federal government might issue new or revised regulations that might impact the oil export regime currently in place.

Under the North American Free Trade Agreement (NAFTA), Canada is free to determine whether exports of energy resources to the United States or Mexico will be allowed, subject to certain conditions, and provided that any export restrictions do not (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36-month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements.

NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports.

In November 2018, Canada, the U.S. and Mexico signed the Canada-United States-Mexico Agreement (CUSMA) with a view to replacing NAFTA. Under CUSMA, Canada will no longer be subject to the proportionality provisions in NAFTA's energy chapter, which should permit the expansion of oil and gas exports beyond the U.S. In addition, CUSMA includes a change to the oil and gas rules of origin which will allow Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. Canada must, however, notify the U.S. of its intention to enter free trade talks with any "non-market economies" under CUSMA, which may include China or other potential importers of Canadian oil and gas exports. Legislators from each of the three countries must ratify CUSMA according to their own legislative processes before it goes into effect and replaces NAFTA. The outcome of the ratification process in each of these countries is not complete and is therefore uncertain; however, it is currently anticipated that CUSMA will come into force on January 1, 2020.

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

Royalties, Incentives and Income Taxes

Canada

The royalty regime is a significant factor in the profitability of SCO, bitumen, crude oil, NGLs and natural gas production. Royalties on production from lands other than Crown lands are determined by negotiations between the mineral freehold owner and the lessee. Crown royalties are determined by governmental regulation or by agreement with governments in certain circumstances, which are subject to change as a result of numerous factors, including political considerations, and are generally calculated as a percentage

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  51

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

The Canadian federal corporate income tax rate levied on taxable income for 2018 was 15% for active business income, including resource income. The average provincial income tax rate for Suncor in 2018 was 12.04%.

On November 21, 2018, the Canadian federal government released its Fall Economic Statement 2018 (the Statement). The Statement included the announcement of significant changes to the Canadian tax depreciation rates for capital assets. The new tax depreciation rates were not substantively enacted prior to December 31, 2018, and apply only for capital expenditures incurred and available for use after November 20, 2018. The new tax depreciation rates will begin to phase out in 2024 with full phase out by the end of 2027. These changes are expected to reduce Suncor's cash tax obligations in 2019.

Other Jurisdictions

Operations in the U.S. are subject to the U.S. federal tax rate of 21% and the effective rate for state taxes is approximately 2.5%, resulting in a total U.S. income tax rate of approximately 23.5%.

Operations in the U.K. are subject to a tax rate of 40%, made up of the corporate income tax rate and the supplemental charge. In Norway, operations are subject to a tax rate of 78%.

Amounts presented in Suncor's 2018 audited Consolidated Financial Statements as royalties for production from the company's Libya operations are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor's working interest in the particular project and the net revenue attributable to Suncor under the terms of the respective EPSAs. All government interests in these operations, except for income taxes, are presented as royalties.

Land Tenure

In Canada, crude oil and natural gas located in the western provinces are predominantly owned by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in the western provinces may also be privately owned, and rights to explore for and produce such oil and natural gas resources are granted pursuant to a private lease on the terms and conditions negotiated with the mineral rights holder. In central and eastern provinces and offshore areas of Canada, the mineral rights are primarily owned by the Canadian federal government, which, either directly or through shared jurisdiction agreements with the relevant provincial or territorial authorities, grants tenure in the form of exploration, significant discovery, and production licences.

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

Environmental Regulation

The company is subject to environmental regulation under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Among other things, these environmental regulatory regimes impose restrictions and prohibitions on the spill, release or emission of various substances including oil and gas and the byproducts associated with the production thereof, which apply to Suncor and all other companies in the energy industry. Applicable regulatory regimes require Suncor to obtain operating licences and permits in order to operate, and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, as well as the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments and regulatory approvals are generally required before most new major projects or significant changes to existing operations can be initiated. In addition, these environmental regulatory regimes require the company to abandon and reclaim mine, well and facility sites to the satisfaction of regulatory authorities. In some cases, abandonment and reclamation obligations may remain with the company even after disposition of an asset to a third party. Compliance with such legislation can require significant expenditures, and a breach of these requirements may result in suspension or revocation of necessary licences and authorizations, civil liability for pollution damage, and/or the imposition of material fines and penalties.

In addition to the specific requirements outlined above, Suncor anticipates that future amendments to environmental

52  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

laws will result in the imposition of additional requirements on companies operating in the energy industry.

A number of statutes, regulations and governance frameworks pertaining to environmental regulation are currently under development and, in some cases, proposed amendments have been issued by the provincial regulators that oversee oil sands development for comment by industry. These statutes, regulations and frameworks relate to issues such as tailings management, water use, biodiversity, air emissions and land use. The company is committed to working with the appropriate regulatory bodies as they develop new policies, and to fully complying with all existing and new statutes, regulations and frameworks as they apply to the company's operations.

In general, the impact of current and future environmental laws and regulations on the company's business and operations, including laws and regulations relating to climate change, remains uncertain. It is not possible to predict the nature of any future legislative requirements, including those currently set out in Bill C-69, or the impact the future requirements will have on the company and its business, financial condition and results of operations. Suncor continues to actively work to mitigate the company's environmental impact, including taking action to reduce GHG emissions intensity, installing new emissions abatement equipment, investing in renewable forms of energy, such as wind power and biofuels, undertaking land reclamation activities, investing in environmentally focused research and development, and working to advance other environmental technologies. Refer to the Narrative Description of Suncor's Businesses – Oil Sands – New Technology section of this AIF.

Recent developments in environmental regulation and related government initiatives have had an impact on many areas important to Suncor's operations, some of which are summarized in the following subsections.

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

As part of its ongoing business planning, Suncor estimates future costs associated with CO2 emissions in its operations and the evaluation of future projects, based on the company's outlook for the carbon price under current and pending GHG regulations, using a price of $30/tonne of CO2e steadily increasing to approximately $100/tonne of CO2e in 2040 as a base case, applied against a range of policy design options. The company expects that GHG emissions regulation will continue to evolve with a carbon price signal that balances economic, environmental and energy security objectives. Suncor will continue to review the impact of future carbon-constrained scenarios on its business strategy.

Some of the recent environmental regulations and initiatives related to climate change and GHG emissions are described below.

International Climate Change Agreements

The goals of the Paris Agreement on climate change, an agreement within the United Nations Framework Convention on Climate Change that came into force on November 4, 2016, are to prevent the global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. Pursuant to the Paris Agreement, the Government of Canada set a goal to reduce GHG emissions economy-wide by 30% below 2005 levels by 2030.

Canadian Federal GHG Regulations

In furtherance of its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change (PCF) in 2016 to meet Canada's emissions target while enabling economic growth.

Under the PCF, the federal government requires all provinces and territories to have a carbon price, starting at $20 per tonne in 2019 and rising by $10 per year to $50 per tonne in 2022. Jurisdictions can implement: (i) an explicit price-based system (such as the carbon tax adopted by British Columbia or the carbon levy and performance-based emissions system adopted in Alberta), or (ii) a cap-and-trade system (which has been adopted in Quebec). Within these programs, provinces have discretion to manage competitiveness of their trade-exposed industries. The carbon pricing initiatives adopted in British Columbia, Alberta, Quebec, and Newfoundland and Labrador and their impact on Suncor are described in the Canadian Provincial GHG Regulations section below.

The 2018 federal Greenhouse Gas Pollution Pricing Act (GGPPA) establishes the federal carbon price on GHG emissions applicable as of January 2019. The GGPPA reinforces the approach taken in the PCF and is only intended to serve as a regulatory carbon pricing "backstop", to any province or territory that requests it, or to those jurisdictions that have not otherwise implemented a compliant provincial or territorial carbon pricing regime. The GGPPA consists of two parts: (1) a levy on fossil fuels; and (2) an output-based pricing system.

In addition to the carbon pricing "backstop", a Clean Fuel Standard with the objective of achieving annual reductions of 30 Mt of GHG emissions by 2030 is being developed by the federal government. If implemented, the standard would require reductions in the carbon intensity of the fuels supplied in Canada, based on a new life cycle analysis model

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  53

to be developed by the federal government. The approach is not expected to differentiate between crude oil types produced in or imported into Canada. This standard is expected to apply to a broad suite of fuels used in transportation, industry, homes and buildings; however, as the standard is currently under development with proposed regulations to implement the standard not anticipated to be enacted until mid-2019, the company is unable to predict the impact, if any, the yet to be finalized Clean Fuel Standard will have on its business at this time.

Canadian Provincial GHG Regulations

In 2007, the Government of Alberta enacted the Specified Gas Emitters Regulation (SGER), which applied to facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Suncor's Oil Sands Base plant, MacKay River plant, Firebag operations, the Edmonton refinery and Syncrude were subject to the SGER up until December 31, 2017. For the 2017 compliance year, Suncor's compliance cost under the SGER was $24 million in respect of its owned and operated properties. Suncor also earned compliance credits under the SGER valued at $12 million based on the 2017 carbon price of $30/tonne. Fort Hills was deemed to be a "new facility" and was exempt from compliance payments under SGER in 2017. The 2017 compliance cost for Syncrude was $31 million, net to Suncor.

On January 1, 2018, the SGER was replaced with the Carbon Competitiveness Incentive Regulation (CCIR), with a three-year phase-in period. Similar to the SGER, the CCIR applies to facilities with CO2e emissions in excess of 100,000 tonnes per annum. The CCIR is designed to incent regulated facilities to reduce GHG emissions through improving performance by establishing product-based performance standards (also called output-based allocations) across all industries. To protect the competitiveness of trade-exposed sectors like the oil sands, the CCIR provides facilities with output-based allocation credits up to a predetermined performance benchmark. Performance benchmarks have been set for each of oil sands mining, in situ, upgrading, refining and electricity generation operations. Facilities will pay a carbon levy based on the amount of net emissions by which they fall short of the performance benchmark and companies will receive credits based on the amount of reductions by which they exceed the benchmark. The 2018 carbon levy remained flat at $30/tonne of CO2e. For 2018, the estimated compliance cost for all of Suncor's owned and operated Alberta assets is $46 million. Fort Hills will remain exempt as a "new facility" under the CCIR until the end of 2019. The 2018 estimated compliance cost for Syncrude was $36 million, net to Suncor.

For 2019, the carbon levy in Alberta will remain at $30/tonne of CO2e. The 2019 estimated compliance cost for all of Suncor's owned and operated Alberta assets is $88 million. The 2019 estimated compliance cost for Syncrude is $37 million, net to Suncor. The change year-over-year in compliance costs is due to higher than forecast output-based allocation benchmarks published for oil sands mining, in situ and upgrading.

Effective as of January 1, 2017, Alberta enacted the Climate Leadership Implementation Act (Climate Act). The Climate Act implements an economy-wide carbon levy on GHG emissions resulting from the combustion of fuels for heating and transportation on consumers and larger facilities on operations not otherwise subject to the CCIR.

Further, the Alberta Oil Sands Emissions Limit Act (the OSELA) sets a limit of 100 Mt of CO2e per year in the oil sands sector, excluding emissions from cogeneration and new upgrading capacity, allowing for continued growth and development while the sector works to accelerate emissions reduction technologies and operational optimization. Current oil sands emissions are estimated to be 70 Mt/year, including existing upgrading capacity, but excluding cogenerated electricity sold to the Alberta power grid. The mechanics of implementation and enforcement of the OSELA remain under review by the Government of Alberta and it is not yet possible to predict the long-term impact on opportunities for Suncor.

The Province of British Columbia enacted a carbon tax in 2008. The tax increased in 2018 to $35/tonne of CO2e and is set to rise annually by $5/tonne until it reaches $50/tonne of CO2e in 2021. The carbon tax is applied on consumption. The purchaser or user of fuels pays the carbon tax, which is collected by Suncor and forwarded on to the government.

Implemented in 2013, Quebec's Cap and Trade System for Greenhouse Gas Emissions Allowances applies to companies in the industrial and electricity sectors that emit 25,000 Mt of CO2e per year or greater. Quebec's cap-and-trade system is linked to the Western Climate Initiative (WCI), an organization set up to help member states and provinces execute their cap-and-trade systems. Allowances and offsets are fungible across the WCI. In Quebec, emitters are required to either reduce their emissions or purchase eligible compliance mechanisms to cover their emissions above a specified cap. The cap and the allocation of free allowances are established by the Province. Suncor's Montreal refinery and associated transportation emissions are subject to Quebec's cap-and-trade system. For the 2017 and 2018 compliance years, the cost of compliance for the Montreal refinery was $1.9 million and $1.2 million, respectively. The 2019 forecast compliance cost attributed to the Montreal refinery's stationary emissions is $1.9 million. The majority of the compliance costs covering the emissions from transportation fuels are passed through to the customer.

Effective January 1, 2018, Ontario formally launched its cap-and-trade system under WCI. Due to a change in government, the program was cancelled effective July 3, 2018. This was followed by the passage of Bill 4, Cap and

54  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Trade Cancellation Act effective October 31, 2018. Facilities, including Suncor's Sarnia refinery, that generate more than 25,000 tonnes of GHG emissions per year were required to participate in the cap-and-trade program until the time of cancellation. For the 2018 compliance year, the cost of compliance for the Sarnia refinery was $3.1 million. Similar to Quebec, costs attributed to emissions from transportation fuels are passed through to the customer.

The Government of Newfoundland and Labrador's carbon pricing plan will take effect on January 1, 2019 with a carbon price of $20 per tonne of CO2e. The plan is a hybrid system comprised of performance standards for large industrial facilities, including large-scale electricity generation, plus a consumer carbon tax on transportation, building fuels, electricity generation and other fuels combusted in the province. Performance standards for large industrial facilities are legislated under the Management of Greenhouse Gas Act (MGGA) and associated regulations, which apply to all facilities that emit 15,000 tonnes of CO2e or more per annum. The MGGA also contemplates the establishment of a fund for clean technology through compliance payments made by industrial emitters. This is expected to support technology and innovation as well as provide flexible compliance options and protect the competitiveness of energy-intensive trade-exposed sectors such as the province's offshore petroleum sector. Large industrial emitters, which include the offshore petroleum sector, account for approximately 43% of the province's current emissions. For 2019, onshore facilities will be assigned an annual GHG reduction target equal to 6% below the facility's 2016 to 2017 historical average emissions to output ratio. The target will rise by 2% per year until the reduction target reaches 12% in 2022. To protect the competitiveness of offshore petroleum facilities, each regulated facility will be assigned the same percentage reductions to its average emissions level, excluding federally regulated emissions for methane from venting and fugitive emissions. Consistent with the government's Advance 2030 initiative to encourage oil and gas development in the province, mobile offshore drilling unit activities related to exploration will not be subject to the carbon levy. The 2019 estimated compliance cost attributed to the company's E&P Canada assets is $14.2 million, including Suncor's net share of non-operated properties.

U.S. GHG Regulations

The U.S. Environmental Protection Agency (U.S. EPA) has established a rule mandating that all large facilities (defined as facilities emitting greater than 25,000 tonnes of CO2e per year, which includes Suncor's refinery in Commerce City, Colorado) must report their GHG emissions. The mandate of the U.S. EPA is under review by the current administration. In June 2017, the withdrawal of the U.S. from the Paris Agreement was announced. The current administration has also overturned a number of decisions made by the previous administration. Efforts have also been made at the state level to adopt legislation requiring entities to report on GHG emissions. Suncor continues to monitor these developments. The outcome of these changes in approach to GHG emissions is currently unclear and the impact on Suncor, including its Commerce City, Colorado refinery, is unknown at this time.

International Regulations

The European Union Emissions Trading Scheme (EU ETS) applies to Suncor's non-operated offshore U.K. and offshore Norway assets. The EU ETS requires that member countries set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase III of EU ETS includes a transition from free allocation to auctioning allowances.

Land Use

In 2012, the Government of Alberta approved the Lower Athabasca Regional Plan (LARP). The LARP addresses land-use management in the Lower Athabasca region of Alberta, which includes the area of the province in which Suncor's Oil Sands business is located. The LARP, which was developed pursuant to the Alberta Land Stewardship Act, is part of Alberta's approach to managing land and natural resources to achieve long-term economic, environmental and social goals, and identifies new conservation areas as well as management frameworks to ensure the continued regional quality of air, surface water and groundwater. The conservation areas established by LARP do not overlap with any of Suncor's or Syncrude's leases.

The management frameworks established under LARP formalize a number of regulatory tools used by the government to manage environmental aspects of oil sands development, including cumulative environmental effects management on a regional scale. As a result, LARP may require Suncor and Syncrude to have greater participation in the overall evaluation of environmental issues and emissions in the Lower Athabasca region. The frameworks established under LARP include the following:

•
Air Quality Management Framework (AQMF). The AQMF is designed to maintain flexibility and to manage the cumulative effects of development on air quality within the Lower Athabasca region, setting triggers and limits for nitrogen dioxide (NO2) and sulphur dioxide (SO2). The AQMF includes ambient air quality triggers and limits. Regulatory actions will occur when triggers or limits are reached or exceeded.

•
Surface Water Quality Management Framework (SWMF-Quality). The SWMF-Quality provides a basis with which to monitor and manage long-term, cumulative changes in water quality within the Lower Athabasca River. The SWMF-Quality includes quality limits and

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  55

  triggers for various indicators, based on existing Alberta, Canadian Council of Ministers of the Environment, Health Canada and U.S. EPA guidelines. Regulatory actions will occur when triggers or limits are reached or exceeded.

•
Surface Water Quantity Management Framework (SWMF-Quantity). The SWMF-Quantity establishes weekly management triggers and water withdrawal limits that enable proactive management of mineable oil sands water used from the Athabasca River. Weekly water withdrawal limits reflect seasonal variability and may become more restrictive as flows in the river change. Suncor and Syncrude have voluntarily agreed to minimize water withdrawals for pre-existing plant operations to no more than their annual withdrawal licence average of 2 m3/s, during periods of low flow for the Athabasca River. The Fort Hills mining project has on-site water storage to meet the SWMF-Quantity requirements during low flow. To ensure that weekly flow triggers and cumulative water use limits for oil sands mining operators are met, each oil sands mining operator enters into an annual Oil Sands Water Management Sharing Agreement which is submitted to Fisheries and Oceans Canada and Alberta Environment and Parks. The agreement reduces the cumulative amount of water being withdrawn by oil sands mining operations when necessary to ensure that the cumulative water use limits established under SWQMF-Quantity are met.

•
Groundwater Management Framework (GMF). The GMF aims to manage non-saline groundwater resources in a sustainable manner and protect groundwater resources from contamination and over use. It aims to ensure timely detection of key changes to indicators and describes the management response that will be initiated if triggers or limits, including site-specific measures, are reached or exceeded.

•
Tailings Management Framework for Mineable Athabasca Oil Sands (TMF). The TMF provides oil sands mining operations with direction regarding the management of fluid tailings volumes during and after mine operation in order to manage and mitigate liability and environmental risk resulting from the accumulation of fluid tailings on the landscape. It is anticipated that the TMF will result in technological innovations in tailings management and reduce the overall volumes of fluid fine tailings associated with oil sands mining and extraction. As a part of the implementation of the TMF, the AER released the Tailings Directive in October 2017. The Tailings Directive uses fluid tailings volume triggers and a limit, as well as management actions such as a compliance levy and financial bonds through the Mine Financial Security Program (MFSP), to support the overarching policy objective of minimizing fluid tailings accumulation while balancing environmental, social and economic needs. The amount of any financial management actions, including compliance levies, and financial bonds through the MFSP have yet to be set. As such, it is not possible to predict what impact financial management actions imposed pursuant to the Tailings Directive could have on Suncor at this time.

  Suncor is committed to reclaiming and remediating lands affected by its operations. In the past few years, Suncor has improved its tailings management efforts and became the first company to reclaim an oil sands tailings pond, convert a second to a fluid tailings treatment area, and make another pond trafficable with coke capping. Under the TMF, updated tailings management plans are required to be submitted for Oil Sands Base, Syncrude Mildred Lake, Syncrude Aurora North and Fort Hills. The updated tailings management plans for Oil Sands Base, Syncrude Aurora North and Fort Hills were approved in October 2017, June 2018 and February 2019, respectively, and the updated tailings management plan for Syncrude Mildred Lake is pending approval by the AER.

  Another important component identified in the TMF is a need to focus on integrated water management as Suncor and Syncrude reclaim and liberate water from tailings. By fully considering all water management options (reduce, reuse, recycle and return) and existing policy and regulatory mechanisms, work is being completed to consider and develop any additional criteria, guidelines, policy and/or regulatory work required to support all aspects of an integrated approach involving successful reclamation and closure planning.

Reclamation

The Government of Alberta's MFSP accounts for the environmental liability associated with the suspension, abandonment, remediation and surface reclamation of oil sands mines and plant sites. The MFSP requires a base amount of security for each project. Suncor has provided this security in the form of letters of credit and is in compliance with the MFSP. Additional security may be required under other conditions, such as failure to meet current reclamation plans, or when the estimated remaining production life of the mine reaches certain levels; however, Suncor has not been required to provide any additional security to date. The MFSP has been designed by the Government of Alberta to include a periodic review of the program to ensure it is functioning properly and provides early warning of any potential risks of a tailings management action specific to the TMF. It is expected that revisions to the MFSP will be completed in the 2019 to 2020 time frame.

Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring

In 2012, Canada and Alberta adopted the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring

56  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

(Monitoring Plan). The intent of the Monitoring Plan is to provide scientifically rigorous, comprehensive, integrated and transparent environmental monitoring, including an improved understanding of the cumulative environmental impact of oil sands development. The total cost to the oil sands industry of enhanced monitoring under the Monitoring Plan have been estimated at approximately $50 million per year. The 2018 annual cost to Suncor under the Monitoring Plan is estimated to be approximately $13 million, including Suncor's net share of Syncrude compliance costs.

Industry Collaboration Initiatives

Environmentally focused collaboration between companies and stakeholders is an important focus for the oil sands industry. Suncor is a founding member of Canada's Oil Sands Innovation Alliance (COSIA) and is committed to collaborative action to accelerate improvements in environmental performance, including tailings, water, land, monitoring and GHG emissions. COSIA works with other collaborative networks to share knowledge and expertise about new technologies and innovation related to environmental performance.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  57

RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves or results of operations.

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

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (including the mandatory production curtailments recently imposed by the Government of Alberta), decisions by OPEC to not impose quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against. Future quality differentials are uncertain and unfavourable differentials could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In the fourth quarter of 2018, there was insufficient market access capacity to remove production from the Western Canada Sedimentary Basin causing the differential between WTI and WCS to widen significantly. The situation triggered a response from the Government of Alberta in the form of a mandatory production curtailment, which commenced in early 2019. Such circumstances may result in worsening and/or prolonged price volatility and/or further negative impacts on market dynamics that cannot currently be fully anticipated. Wide differentials, such as those experienced in the fourth quarter of 2018 or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Market Access

Suncor's production of bitumen is expected to grow. The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

58  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation and maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

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

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyber attacks.

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

•
E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and start-up of operations. Suncor's offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Government/Regulatory and Policy Effectiveness

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production), environmental protection, wildlife, fish, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  59

drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of EH&S regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations, reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Aboriginal and stakeholder consultation, environmental impact assessments and public hearings, government intervention and may be subject to conditions, including security deposit obligations and other commitments. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and consultation, including Aboriginal consultation requirements as well as increased political involvement. The federal government also issued Bill C-69 in February 2018. If enacted, it will impact the manner in which large energy projects are approved. The result of these developments could also lead to significant delays and additional compliance costs, and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance, permit approvals and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions section of this AIF.

Suncor is subject to the mandatory production curtailments imposed by the Government of Alberta that commenced in early 2019. The duration, extent and consequences of the curtailments to Suncor's business are not fully known; however, prolonged production curtailment or changes to the curtailment levels could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

For Suncor's Oil Sands business, a number of other companies have entered, or may enter, the oil sands business and begin producing bitumen and SCO, or expand their existing operations. It is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. During recent years, a global focus on the oil sands through increasing industry consolidation that has created competitors with financial capacity has significantly increased the supply of bitumen, SCO and heavy crude oil in the marketplace. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, the impact of this level of activity on regional infrastructure, including pipelines, has placed stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and

60  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

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

Existing and future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for, formulation or quality of the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs, which may not be recoverable in the marketplace and which may result in current operations or growth projects becoming less profitable or uneconomic. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and resources, and any delay in or failure to identify and develop such technologies could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its products, and could result in delayed development, stranded assets or the company being unable to further develop its resources. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company are expected to rise as it pursues a growth strategy. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Water and Tailings Management

There are risks associated with Suncor's water and tailings management plans. Each mine is required under the Tailings Directive to update its mine fluid tailings management plans. If those plans are not approved in the timelines anticipated or at all, or if any conditions to the approval for the plans are not satisfied, the operators' ability to implement additional fluid tailings treatment facilities could be adversely impacted, which could result in reductions in production and lower volumes of treated tailings. If the mine exceeds certain compliance levels specified in the TMF, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policies and regulations are still under development. Such policies and regulations could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  61

operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of water to the environment. An Alberta water return policy is currently being developed by the government using a multi-stakeholder approach, and the federal government has started working to develop an oil sands effluent regulation. The timing and content of these policies and regulations is not yet known; however, the absence of effective government policies and regulations in this area could impact the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as "threatened" under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Although the full impact of the policy on Suncor is not yet fully known, certain of Suncor's operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify,

62  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

assess and manage threats to the company's information systems. Suncor's information security risk oversight is conducted by the Audit Committee of the Board of Directors. However, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyber attack to, or breach of, its information technology and infrastructure.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Project Development and Execution

There are certain risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities within its existing asset base.

Project development and execution risk consists of four related primary risks:

•
Development – a failure to select the right projects and identify effective scope and solution;

•
Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and start-up – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project development and execution can also be impacted by, among other things:

•
The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals;

•
The impact of general economic, business and market conditions and the company's ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

•
The complexity and diversity of Suncor's portfolio;

•
Failure to comply with Suncor's Asset Development and Execution Model;

•
The accuracy of project cost and schedule estimates, as actual costs and schedules for major projects can vary from estimates, and these differences can be material;

•
The availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including that the cost of materials and equipment fabricated offshore may be impacted by tariffs, duties and quotas;

•
The inability or unwillingness of third party vendors, contractors or service providers to provide materials, equipment, personnel and services of necessary quality in the timelines anticipated and at the agreed upon cost;

•
The complexities and uncertainties associated with identification, development and integration of new technologies into the company's existing and new assets;

•
Complexities and risks associated with constructing projects within operating environments and confined construction areas;

•
The commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives;

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  63

•
Risks relating to restarting projects placed in safe mode, including increased capital costs; and

•
The impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Technology Risk

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments; or that third party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

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

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

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

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, the following:

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

64  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2018 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil, natural gas and petroleum products are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also owes a portion of its debt in U.S. dollars. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2018, the Canadian dollar weakened in relation to the U.S. dollar to $0.73 from $0.80 at the start of 2018. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates on derivative instruments used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its by-laws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  65

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

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material. Refer to the Statement of Reserves Data and Other Oil and Gas Information – Significant Risk Factors and Uncertainties Affecting Reserves section of this AIF.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

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

66  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

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

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and the company's ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that the company may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's Oil Sands operations facilities (excluding MacKay River), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee associations. Approximately 32% of the company's employees were covered by collective agreements at the end of 2018. Negotiations for new collective agreements are in progress for 12 facilities across the company. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  67

Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution". Recently, the federal government announced its support of a private member's bill, Bill C-262, An Act to ensure that the laws of Canada are in harmony with the United Nations Declaration on the Rights of Indigenous Peoples, promoting the full adoption of the Declaration into Canadian law. It is anticipated that the Bill will be passed by the Senate and become law in the second quarter of 2019. The Alberta government is also currently exploring how best to implement the principles and objectives of the Declaration in a way that is consistent with the Constitution and Alberta law. At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Aboriginal Peoples.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Aboriginal Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact may be material.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Trade Risk Relating to CUSMA

If CUSMA is ratified, Canada will no longer be subject to the proportionality provisions in NAFTA's energy chapter. Ratification should thus permit the expansion of oil and gas exports beyond the U.S., and a change to the oil and gas rules of origin, which will allow Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. Canada must, however, notify the U.S. of its intention to enter into free trade talks with any "non-market economies" under CUSMA, which may include China or any other importers of Canadian oil and gas exports. Although CUSMA has been signed, legislators from each of the three countries have yet to ratify CUSMA according to their own legislative processes before it goes into effect and replaces NAFTA. The outcome of the ratification process in each of these countries is not complete and is therefore uncertain. If CUSMA is not ratified and adopted by all three countries, this may alter the terms of trade for energy resources in a manner adverse to the company. This could have a material adverse effect on the sale and transportation of Suncor's products within North America, which could have a significant negative impact on Suncor's business, financial condition and results from operations.

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

DIVIDENDS

The Board of Directors has established a practice of paying dividends on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to legislative requirements, the company's financial position, financing requirements for growth, cash flow and other factors. The Board approved a quarterly dividend of $0.29 per common share in each quarter of 2016, a quarterly dividend of $0.32 per common share in each quarter of 2017 and a quarterly dividend of $0.36 per common share in each quarter of 2018. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Year ended December 31	2018	2017	2016

Cash dividends per common share ($)	1.44	1.28	1.16

68  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

DESCRIPTION OF CAPITAL STRUCTURE

The company's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at December 31, 2018, there were 1,584,484,163 common shares issued and outstanding. To the knowledge of the Board of Directors and executive officers of Suncor, no person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the company. The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share, on a pro rata basis, in all distributions of such assets.

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

The following table shows the ratings issued for Suncor Energy Inc. by the rating agencies noted herein as of February 27, 2019. The credit ratings are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely at any time by a rating agency in the future if, in its judgment, circumstances so warrant.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  69

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

Moody's credit ratings on long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories. Obligations rated Baa are judged to be medium grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics. A rating of Ba by Moody's is the fifth highest of nine categories. Obligations rated Ba are judged to be speculative and are subject to substantial credit risk. For rating categories Aa through Caa, Moody's appends numerical modifiers 1, 2 or 3 to each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A rating of P-2 by Moody's for commercial paper is the second highest of four rating categories and indicates a strong ability to repay short-term debt obligations.

Suncor has paid each of S&P, DBRS and Moody's their customary fees in connection with the provision of the above ratings. Suncor has not made any payments to S&P, DBRS or Moody's in the past two years for services unrelated to the provision of such ratings.

70  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

MARKET FOR SECURITIES

Suncor's common shares are listed on the TSX in Canada and on the NYSE in the U.S. The price ranges and the volumes traded on the TSX for the year ended December 31, 2018 are as follows:

TSX

	Price Range (Cdn$)		Trading Volume

	High	Low	(000s)

2018

January	47.69	44.25	55 972

February	44.85	40.82	68 609

March	44.86	40.49	71 489

April	49.89	43.26	66 815

May	53.43	48.45	70 442

June	54.39	50.46	70 006

July	55.47	52.64	54 257

August	54.84	51.49	46 222

September	54.02	49.65	55 972

October	51.78	43.12	96 654

November	46.28	42.18	88 704

December	44.09	35.53	97 260

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see the Share-Based Compensation note to the 2018 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR at www.sedar.com.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  71

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following individuals are directors of Suncor on the date hereof. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Patricia M. Bedient(2)(3) Washington, U.S.	Director since 2016 Independent	Patricia Bedient retired as executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer of Weyerhaeuser. Prior thereto she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and the board of directors of Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Mel E. Benson(1)(2) Alberta, Canada	Director since 2000 Independent	Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame and received the lifetime achievement award, and he has previously received the Indspire Award for Business.

72  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Dominic D'Alessandro(3)(4)(5) Ontario, Canada	Director since 2009 Independent	Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is a FCA, and holds a bachelor's degree in science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

John D. Gass(1)(4) Florida, U.S.	Director since 2014 Independent	John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Company and Weatherford International plc. He is also a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  73

Dennis M. Houston(1)(2) Texas, U.S.	Director since 2018 Independent	Dennis Houston served as executive vice president of ExxonMobil Refining & Supply Company, chairman and president of ExxonMobil Sales & Supply LLC and chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years' experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited and the board of directors of GasLog Ltd. Mr. Houston holds a bachelor's degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council – Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

Brian P. MacDonald(3)(4) Florida, U.S.	Director since 2018 Independent	Brian MacDonald was the president and chief executive officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries from 2016 to November 2018. Prior to joining CDK Global, Inc., Mr. MacDonald served as chief executive officer and president of Hertz Equipment Rental Corporation, and served as interim chief executive officer of Hertz Corporation. Mr. MacDonald previously served as president and chief executive officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco, Inc. where Mr. MacDonald had served as chairman, president and chief executive officer. He was the chief financial officer at Sunoco, Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for ComputerSciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK Global, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor's of science, with a concentration in chemistry from Mount Allison University.

74  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Maureen McCaw(3)(4) Alberta, Canada	Director since 2004 (Petro-Canada 2004 to July 31, 2009) Independent	Maureen McCaw was most recently executive vice-president of Leger Marketing, Canada's largest privately held market research firm and formerly president of Criterion Research, a company she founded. Ms. McCaw currently serves as a director of the Francis Winspear Music Centre/Edmonton Symphony and the Nature Conservancy of Canada. Ms. McCaw has previously served on a number of boards, including as chair of the CBC Pension Fund Plan board of trustees and the Edmonton International Airport and has also served on the board of directors of the Canadian Broadcasting Corporation. Ms. McCaw is also past chair of the Edmonton Chamber of Commerce. Ms. McCaw completed Columbia Business School's executive program in financial accounting and has an ICD.D.

Eira M. Thomas(1)(2) B.C., Canada	Director since 2006 Independent	Eira Thomas is a Canadian geologist with over 20 years of experience in the Canadian diamond business. She is currently the chief executive officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as chief executive officer and a director of Kaminak Gold Corporation, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp.

Steven W. Williams(5) Alberta, Canada	Director since December 2011 Non-independent, management	Steve Williams is chief executive officer of Suncor. His career with Suncor began in May 2002 when he joined the company as executive vice president, corporate development and chief financial officer. He has also served as executive vice president, oil sands and chief operating officer. Mr. Williams has more than 40 years of international energy industry experience, including 18 years at Esso/Exxon. Mr. Williams holds a bachelor's degree (Hons.) in chemical engineering from Exeter University and is a fellow of the Institution of Chemical Engineers. He is a graduate of the business economics program at Oxford University as well as the advanced management program at Harvard Business School. In 2016, Mr. Williams was named to the board of directors of the new Alcoa Corporation. Mr. Williams is a board member of the Business Council of Canada and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors. He is an active supporter of not-for-profit organizations. Mr. Williams has long been an advocate for sustainable development in the energy industry and is a leader in conversations that connect the environment and economy. In 2005, he was appointed to the National Roundtable on the Environment and the Economy by the Prime Minister of Canada. He has also been a member of the advisory board of Canada's Ecofiscal Commission since its inception. He is one of 12 founding CEOs of COSIA and he was invited to attend the 2015 United Nations Climate Change Conference (COP21) in Paris, France as an official member of the Government of Canada delegation.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  75

Michael M. Wilson Alberta, Canada	Director since 2014 Independent	Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada and Celestica Inc.

(1)
Human Resources and Compensation Committee

(2)
Environment, Health, Safety and Sustainable Development Committee

(3)
Audit Committee

(4)
Governance Committee

(5)
Messrs. D'Alessandro and Williams will retire at the conclusion of Suncor's 2019 annual meeting of shareholders.

Executive Officers

The following individuals are the executive officers of Suncor:

Name	Jurisdiction of Residence	Office

Steve Williams(1)	Alberta, Canada	Chief Executive Officer

Mark Little(1)	Alberta, Canada	President and Chief Operating Officer

Eric Axford	Alberta, Canada	Executive Vice President and Chief Sustainability Officer

Alister Cowan	Alberta, Canada	Executive Vice President and Chief Financial Officer

Mike MacSween	Alberta, Canada	Executive Vice President, Upstream

Steve Reynish	Alberta, Canada	Executive Vice President, Strategy & Operations Services

Kris Smith	Ontario, Canada	Executive Vice President, Downstream

Paul Gardner	Alberta, Canada	Senior Vice President, Human Resources

Arlene Strom	Alberta, Canada	Senior Vice President, General Counsel and Corporate Secretary

(1)
Mr. Williams will retire at the conclusion of Suncor's 2019 annual meeting of shareholders, at which time Mr. Little will assume the office of President and Chief Executive Officer. Mr. Little will also be standing for election to the Board of Directors at Suncor's 2019 annual meeting of shareholders.

All executive officers have held positions with Suncor over the past five years with the exception of Mr. Cowan who, immediately prior to joining Suncor in 2014, was Chief Financial Officer of Husky Energy Inc.

As at February 22, 2019, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, 933,132 common shares of Suncor, which represents 0.06% of the outstanding common shares of Suncor.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date hereof, no director or executive officer of Suncor is or has been within the last 10 years a director, chief executive officer or chief financial officer of a company (including Suncor) that:

(a)
was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer

76  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  and which resulted from an event that occurred while that person was acting in that capacity.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  77

AUDIT COMMITTEE INFORMATION

The Audit Committee Mandate is attached as Schedule "A" to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of Ms. Bedient (Chair), Mr. D'Alessandro, Mr. MacDonald and Ms. McCaw. All members are independent and financially literate. The education and experience of each member that has led to the determination of financial literacy is described in the Directors and Executive Officers section of this AIF.

For the purpose of making appointments to the company's Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the Board of Directors. The designated financial experts on the Audit Committee are Ms. Bedient, Mr. D'Alessandro and Mr. MacDonald.

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

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws and, if so, for how long;

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

78  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Audit Committee Pre-Approval Policies for Non-Audit Services

Suncor's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the company's auditors' independence and has a policy governing the provision of these services. A copy of the company's policy relating to Audit Committee approval of fees paid to the company's auditors, in compliance with the Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws, is attached as Schedule "B" to this AIF.

Fees Paid to Auditors

Fees paid or payable to PricewaterhouseCoopers LLP, the company's auditors, are as follows:

($ thousands)	2018	2017

Audit Fees	5 016	5 254

Audit-Related Fees	449	415

Tax Fees	—	—

All Other Fees	15	15

Total	5 480	5 684

Audit Fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements. Audit-Related Fees were paid for professional services rendered by the auditors for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation. All Other Fees were subscriptions to auditor-provided and supported tools. All services described beside the captions "Audit Fees", "Audit-Related Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities and Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  79

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings in respect of which Suncor is or was a party, or in respect of which any of the company's property is or was the subject during the year ended December 31, 2018, nor are there any such proceedings known by the company to be contemplated, that involve a claim for damages exceeding 10% of the company's current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, or any associate or affiliate of these persons has, or has had, any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected, or is reasonably expected to materially affect, Suncor within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Suncor's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario and Vancouver, British Columbia, and Computershare Trust Company N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

MATERIAL CONTRACTS

During the year ended December 31, 2018, Suncor did not enter into any contracts, nor are there any contracts still in effect, that are material to the company's business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

Reserves contained in this AIF are based in part upon reports prepared by GLJ and Sproule, Suncor's independent qualified reserves evaluators. As at the date hereof, none of the partners, employees or consultants of GLJ as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of Suncor's outstanding securities, including the securities of the company's associates and affiliates, and none of the partners, employees or consultants of Sproule, as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of Suncor's outstanding securities, including the securities of the company's associates and affiliates.

The company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated February 28, 2019 in respect of the company's Consolidated Financial Statements, which comprise the Consolidated Balance Sheets as at December 31, 2018 and December 31, 2017 and the Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the years ended December 31, 2018 and December 31, 2017, and the related notes, and the report on internal control over financial reporting as at December 31, 2018. PricewaterhouseCoopers LLP has advised that they are independent with respect to the company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the United States Securities and Exchange Commission (SEC).

Following the completion of a tender process in 2018, the Board (on the recommendation of the Audit Committee) approved the appointment of KPMG LLP as Suncor's auditor effective March 1, 2019. PricewaterhouseCoopers LLP, the predecessor auditor, has notified the company that, at the request of the company, it will resign as auditor of the company effective March 1, 2019.

80  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NYSE

As a Canadian issuer listed on the NYSE, Suncor is not required to comply with most of the NYSE's governance rules and instead may comply with Canadian requirements. As a foreign private issuer, the company is only required to comply with four of the NYSE's governance rules. These rules provide that (i) Suncor must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act; (ii) the Chief Executive Officer of Suncor must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) Suncor must provide a brief description of any significant differences between the company's corporate governance practices and those followed by U.S. companies listed under the NYSE; and (iv) Suncor must provide annual and, as required, written affirmations of compliance with applicable NYSE Corporate Governance Standards.

The company has disclosed in its 2019 management proxy circular, which is available on Suncor's website at www.suncor.com, significant areas in which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Suncor's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the company's most recent management proxy circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Suncor's 2018 audited Consolidated Financial Statements and in the MD&A.

Further information about Suncor, filed with Canadian securities commissions and the SEC, including periodic quarterly and annual reports and the Form 40-F, is available online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, Suncor's Standards of Business Conduct Code is available online at www.suncor.com. Information contained in or otherwise accessible through the company's website does not form part of this AIF, and is not incorporated into the AIF by reference.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  81

ADVISORY – FORWARD-LOOKING INFORMATION
AND NON-GAAP FINANCIAL MEASURES

This AIF contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "forecast" and similar expressions.

Forward-looking statements in this AIF include references to:

Suncor's strategy, business plans and expectations about projects, the performance of assets, production volumes, and capital expenditures, including:

•
Expectations about the West White Rose Project, including the expectation that it will extend the life of the existing White Rose assets, the company's estimated share of peak oil production of 20 mbbls/d, the expectation that major development activity will continue in 2019, that first oil was originally targeted for 2022, and the expectation of an update from the project operator in the first half of 2019;

•
The expectation that a return to normal operations at the White Rose field will occur in a phased approach;

•
Expectations about Hebron, including the expectation that, at peak, the project will produce 31.6 mbbls/d (net to Suncor) and will ramp up over the next several years, and the expectation that drilling activities will continue throughout 2019;

•
Expectations about the Meadow Creek East project, including the expectation that the project will be developed in two stages, anticipated gross production from the project of 40 mbbls/d up to 80 mbbls/d, and the expectation that construction of the project could be begin as early as 2020 with first oil from the first phase expected as early as 2023;

•
Expectations about the Meadow Creek West project, including the expectation that the project will be developed in a single stage, anticipated gross production capacity of the project of 40 mbbls/d, and the expectation that construction will begin in 2023 with first oil expected as early as 2025;

•
Expectations about the Lewis project, including that the project is expected to be developed in stages, with anticipated peak production of 160 mbbls/d, and the expectation that construction could begin as early as 2024, with first oil expected as early as 2027;

•
Expectations about Syncrude, including the expectation that the Syncrude joint venture partners' plan to develop MLX-W and MLX-E would extend the life of Mildred Lake by a minimum of 10 years, the expectation that the MLX-E program will follow MLX-W development, the expectation that the MLX-W program will sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine, the plan to use existing mining and extraction facilities, the expectation that a decision by the AER on regulatory applications for these areas will be made in mid-2019, with regulatory approvals expected to follow, the expectation that the development is anticipated to commence within one year of approvals being received, the expectation that sanctioning of MLX-W will occur in late 2019 or early 2020, efforts to achieve sustained reliability improvements and reduce costs at Syncrude, the opportunity for cost management and collaboration between the company and Syncrude, expectations for the bi-directional interconnecting pipelines between Syncrude's Mildred Lake site and Suncor's Oil Sands Base plant, including that the pipelines will provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization, the expectation that the pipelines will be operational by the end of 2020, subject to finalized commercial terms and regulatory approval, and the expectation that sustaining capital expenditures in 2019 at Syncrude will focus on a planned turnaround and reliability improvements;

•
Expectations about Buzzard Phase 2, including that first oil is anticipated in early 2021, and that the development will be tied back to the existing Buzzard complex;

82  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

•
The expectation that the Rosebank project will be complementary to Suncor's existing U.K. portfolio;

•
Expectations about the Oda project, including proposed development plans, that first oil is planned for as early as the second quarter of 2019, with peak production expected to reach 35 mbbls/d (11 mbbls/d net to Suncor), and that Suncor's share of the post-sanction project cost estimate is approximately $270 million;

•
Expectations about the Fenja development project, including the plan for development, first oil planned for 2021, the expectation that peak production will be 34 mbbls/d (6 mbbls/d net to Suncor) and will be reached between 2021 and 2022, and Suncor's share of the post-sanction, post-acquisition project cost estimate of approximately $280 million;

•
The estimated cost of Suncor's remaining exploration work program commitment in Libya at December 31, 2018 of US$359 million;

•
Potential future wind and solar power projects;

•
The potential for future in situ production to be supported at Meadow Creek, Lewis, OSLO and Chard, and drilling plans at Terra Nova;

•
The expectation that turnaround maintenance will improve reliability and operational efficiency; and

•
The expectation that capital investments with respect to Mining development activities will maintain the production capacity of existing facilities and reduce costs and that new well pairs and infill wells at Firebag and MacKay River will maintain production levels in future years, as well as provide future growth.

Also:

•
Expectations, goals and plans around technologies, including AHS, PASS, ESEIEH, EASE, SAGD LITE, ES-SAGD, Zero-Impact Seismic and NAE, and expectations for the ISDF;

•
Statements about Suncor's reserves, including reserves volumes, estimates of future net revenues, commodity price forecasts, exchange and interest rate expectations, and production estimates;

•
Significant development activities and costs anticipated to occur or be incurred in 2019, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section of this AIF, Suncor's belief that internally generated cash flows, existing and future credit facilities, issuing commercial paper and accessing capital markets will be sufficient to fund future development costs and that interest expense or other funding costs on their own would not make development of any property uneconomic, plans for the development of reserves, and the estimated value of work commitments;

•
Estimated abandonment and reclamations costs;

•
The company's commitment to sustainability and to continuously optimize its asset portfolio and focus on core assets and ongoing balance sheet flexibility from the reduction of debt;

•
Statements about Suncor's share repurchase program;

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

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainability and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  83

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

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with

84  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this AIF, including under the heading Risk Factors, and the company's MD&A dated February 28, 2019 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this AIF are made as of the date of this AIF. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures – Netback

Netback is a financial measure that is not prescribed by GAAP. Non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Netbacks are reconciled to GAAP measures in the Operating Metrics Reconciliation section of the Supplemental Financial and Operating Information within Suncor's Annual Report for the year ended December 31, 2018 and dated February 28, 2019.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis, and they may be useful to investors for the same reason.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis, and they may be useful to investors for the same reason.

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  85

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  A-1

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

2

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  A-3

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  B-1

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

Approved and Accepted April 28, 2004

B-2  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  B-3

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)

Total

Date	Signature

B-4  2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.

SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2018. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2018, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2018, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants Ltd.	December 31, 2018	Oil Sands In Situ, Canada	—	26 350	—	26 350

GLJ Petroleum Consultants Ltd.	December 31, 2018	Oil Sands Mining, Canada	—	32 255	—	32 255

			—	58 605	—	58 605

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

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 28, 2019

"Caralyn P. Bennett"

Caralyn P. Bennett, P.Eng.
Executive Vice-President, Chief Strategy Officer

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  C-1

SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2018. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2018, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2018, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

Sproule Associates Limited	December 31, 2018	East Coast Canada, Newfoundland Offshore, Canada	—	6 957	—	6 957

Sproule International Limited	December 31, 2018	Offshore, United Kingdom	—	2 880	—	2 880

Sproule International Limited	December 31, 2018	Offshore, Norway	—	765	—	765

			—	10 602	—	10 602

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

EXECUTED as to our report referred to above:

Sproule Associates Limited and Sproule International Limited, Calgary, Alberta, Canada, February 28, 2019

"Cameron P. Six"

Cameron P. Six, P.Eng.
President and Chief Executive Officer

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  D-1

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

"Steven W. Williams"

STEVEN W. WILLIAMS
Chief Executive Officer

"Mark S. Little"

MARK S. LITTLE
President and Chief Operating Officer

"Michael M. Wilson"

MICHAEL M. WILSON
Chair of the Board of Directors

"Patricia M. Bedient"

PATRICIA M. BEDIENT
Chair of the Audit Committee

February 28, 2019

2018 ANNUAL INFORMATION FORM   Suncor Energy Inc.  E-1

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

B.    Consent to Service of Process

        Concurrently with the filing of this Form 40-F, the Registrant is filing an amendment to its previously filed Form F-X with the SEC to update the address of its agent for service of process.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

        See pages 79 and 80 of Exhibit 99-1 and page 67 of Exhibit 99-2.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        See pages 81 and 82 of Exhibit 99-1.

AUDIT COMMITTEE FINANCIAL EXPERT

        See pages 78 and 79 of Annual Information Form.

CODE OF ETHICS

        See pages 24 and 25 of Annual Information Form.

FEES PAID TO PRINCIPAL ACCOUNTANT

        See page 79 of Annual Information Form.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

        See Schedule "B" of Annual Information Form.

APPROVAL OF NON-AUDIT SERVICES

        See Schedule "B" of Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

        See page 50 of Exhibit 99-2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See page 50 of Exhibit 99-2.

IDENTIFICATION OF THE AUDIT COMMITTEE

        See page 78 of Annual Information Form.

 EXHIBIT INDEX

Exhibit No.	Description
99-1	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2018
99-2	Management's Discussion and Analysis for the fiscal year ended December 31, 2018, dated February 28, 2019
99-3	Consent of PricewaterhouseCoopers LLP
99-4	Consent of GLJ Petroleum Consultants Ltd.
99-5	Consent of Sproule Associates Limited and Sproule International Limited
99-6	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Supplementary Oil and Gas Disclosures
101	Interactive data files with respect to the Annual Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2018

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 28, 2019
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