Form 40-F
period 2019-12-31
SUNCOR ENERGY INC
filed 2020-02-28
CIK 311337

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2019 No. 1-12384

SUNCOR ENERGY INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

150 - 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta, Canada T2P 3E3
(403) 296-8000

(Address and telephone number of registrant's principal executive office)

CT Corporation System
28 Liberty St.
New York, New York 10005
(212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common shares	SU	New York Stock Exchange

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

Common Shares	As of December 31, 2019 there were 1,531,873,743 Common Shares issued and outstanding

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

        This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated February 26, 2020, included in this annual report on Form 40-F, and Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2019, included as Exhibit 99-1 and Exhibit 99-2, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-10 (File No. 333- 225338).

 ANNUAL INFORMATION FORM

SUNCOR

ANNUAL INFORMATION FORM

Dated February 26, 2020

Suncor Energy Inc.

ANNUAL INFORMATION FORM DATED FEBRUARY 26, 2020

TABLE OF CONTENTS

1	Advisories

2	Glossary of Terms and Abbreviations
2	Common Industry Terms
4	Common Abbreviations
4	Conversion Table

5	Corporate Structure
5	Name, Address and Incorporation
5	Intercorporate Relationships

6	General Development of the Business
6	Overview
7	Three-Year History

10	Narrative Description of Suncor's Businesses
10	Oil Sands
15	Exploration and Production
19	Refining and Marketing
23	Other Suncor Businesses

24	Suncor Employees

24	Ethics, Social and Environmental Policies

26	Statement of Reserves Data and Other Oil and Gas Information
28	Oil and Gas Reserves Tables and Notes
33	Future Net Revenues Tables and Notes
39	Additional Information Relating to Reserves Data

51	Industry Conditions

59	Risk Factors

70	Dividends

71	Description of Capital Structure

73	Market for Securities

74	Directors and Executive Officers

80	Audit Committee Information

82	Legal Proceedings and Regulatory Actions

82	Interests of Management and Others in Material Transactions

82	Transfer Agent and Registrar

82	Material Contracts

82	Interests of Experts

83	Disclosure Pursuant to the Requirements of the NYSE

83	Additional Information

84	Advisory – Forward-Looking Information and Non-GAAP Financial Measures

Schedules
A-1	SCHEDULE "A" – AUDIT COMMITTEE MANDATE
B-1	SCHEDULE "B" – SUNCOR ENERGY INC. POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
C-1	SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
D-1	SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
E-1	SCHEDULE "E" – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

ADVISORIES

In this Annual Information Form (AIF), references to "Suncor" or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements (including those identified in Note 27 of the company's 2019 audited Consolidated Financial Statements), unless the context otherwise requires. References to the "Board of Directors" or the "Board" mean the Board of Directors of Suncor Energy Inc.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Libyan production volumes are presented on an economic basis.

References to the 2019 audited Consolidated Financial Statements mean Suncor's audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), which is within the framework of International Financial Reporting Standards (IFRS), the notes thereto and the auditor's report thereon, as at and for each year in the two-year period ended December 31, 2019. References to the MD&A mean Suncor's Management's Discussion and Analysis, dated February 26, 2020.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  1

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

Natural gas liquids (NGLs) are hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus, condensate, and small quantities of non-hydrocarbons. Liquefied petroleum gas (LPG) consists predominantly of propane and/or butane and, in Canada, frequently includes ethane.

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

2  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Paraffinic froth treatment (PFT) refers to a froth treatment process whereby a lighter diluent or solvent that contains paraffin is used, which provides the capability to selectively remove some of the asphaltines (the highest carbon component of the barrel) from the final product. This results in a lower carbon, higher quality bitumen that can be sold directly to market without further upgrading.

Production sharing contracts (PSCs) are a common type of contract, outside North America, signed between a government and a resource extraction company that states how much of the resource produced each party will receive and which parties are responsible for the development of the resource and operation of associated facilities. The resource extraction company does not obtain title to the product; however, the company is subject to the upstream risks and rewards. An exploration and production sharing agreement (EPSA) is a form of PSC, which also states which parties are responsible for exploration activities.

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

Upstream refers to the exploration, development and production of crude oil, bitumen or natural gas.

Reserves

Please refer to the Definitions for Reserves Data Tables section of the Statement of Reserves Data and Other Oil and Gas Information in this AIF.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  3

Common Abbreviations

The following is a list of abbreviations that may be used in this AIF:

Measurement

bbl(s)	barrel(s)
bbls/d	barrels per day
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
mmbbls/d	millions of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mmboe	millions of barrels of oil equivalent
mmboe/d	millions of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcf/d	thousands of cubic feet of natural gas per day
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
bcf	billions of cubic feet of natural gas
bcfe	billions of cubic feet of natural gas equivalent

GJ	gigajoules
mmbtu	millions of British thermal units

API	American Petroleum Institute
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
m3	cubic metres
m3/d	cubic metres per day
m3/s	cubic metres per second
km	kilometres
MW	Megawatts
GWh	Gigawatt hours
Mt	Megatonnes
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Products, Markets and Processes

WTI	West Texas Intermediate
WCS	Western Canadian Select
NGL(s)	natural gas liquid(s)
LPG	liquefied petroleum gas
SCO	synthetic crude oil
NYMEX	New York Mercantile Exchange

TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange

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

4  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Suncor's registered and head office is located at
150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2019, are shown below:

Name	Jurisdiction Where Organized	Description

Canadian operations

Suncor Energy Oil Sands Limited Partnership	Alberta	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Products Partnership	Alberta	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Alberta	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

Suncor Energy Ventures Corporation	Alberta	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	Alberta	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

U.S. operations

Suncor Energy (U.S.A.) Marketing Inc.	Delaware	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	Delaware	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International operations

Suncor Energy UK Limited	U.K.	A subsidiary through which the majority of the company's North Sea operations are conducted.

The company's remaining subsidiaries each accounted for (i) less than 10% of the company's consolidated assets as at December 31, 2019, and (ii) less than 10% of the company's consolidated operating revenues for the fiscal year ended December 31, 2019. In aggregate, the remaining subsidiaries accounted for less than 20% of the company's consolidated assets as at December 31, 2019, and less than 20% of the company's consolidated operating revenues for the fiscal year ended December 31, 2019.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  5

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. The company is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil in Canada and internationally; the company transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Suncor also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for direct sale to market through the company's midstream infrastructure and its marketing activities. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy, reclamation and storage facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor's 54.11% interest in Fort Hills, which the company operates, and the East Tank Farm Development (ETFD) in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor's 58.74% non-operated interest in the oil sands mining and upgrading operation.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production (E&P) segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador. Previously, E&P Canada also included Suncor's 37% equity interest in Canbriam Energy Inc. (Canbriam) which was sold during the second quarter of 2019.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), the Golden Eagle Area Development (GEAD) (26.69%), Oda (30%), the Fenja project (17.5%), and the Rosebank future development project (40%). Buzzard, Golden Eagle, and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to EPSAs, working interests in the exploration and development of oilfields in the Sirte Basin in Libya, although production in Libya remained partially shut in throughout 2019 due to continued political unrest. The timing of a return to normal operations in Libya remains uncertain. Suncor also owns, pursuant to a PSC, an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country.

6  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations, the refining and supply and marketing operations discussed below, as well as the infrastructure supporting the marketing and supply of refined products, crude oil, natural gas, power and byproducts.

•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137,000 bbls/d refinery located in Montreal, Quebec and an 85,000 bbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 142,000 bbls/d refinery located in Edmonton, Alberta and a 98,000 bbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned Petro-Canada™ and Sunoco™ locations and branded-dealers in Canada and other non-branded retail stations in the U.S., a nationwide commercial road transportation network in Canada, and a bulk sales channel in Canada.

(1)
Petro-Canada™ is a registered trademark of Suncor Energy Inc. used under license.

CORPORATE AND ELIMINATIONS

The Corporate and Eliminations segment includes the company's investments in renewable energy projects and other activities not directly attributable to any other operating segment. Beginning in the first quarter of 2019, results from the company's Energy Trading business have been included within each of the respective reporting business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada, being Adelaide, Chin Chute, Magrath and Sunbridge as well as the Forty Mile Wind Power project currently under construction.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, the company's captive insurance activities that insure a portion of the company's asset base and investments in clean technology.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity. The sale of product between the company's segments is primarily related to crude refining feedstock sold from Oil Sands to Refining and Marketing.

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

•
Suncor commenced a normal course issuer bid (NCIB). Suncor filed its notice of intention to commence a new NCIB to purchase and cancel up to $2.0 billion of the company's common shares, beginning on May 2, 2017 and ending on May 1, 2018, through the facilities of the TSX, NYSE and/or alternative trading platforms. As at December 31, 2017, the company had repurchased 33.2 million common shares for cancellation at an average price of $42.61 per common share, for a total repurchase cost of $1.413 billion.

•
West White Rose Project sanctioned. Suncor is a non-operating partner with a blended working interest of approximately 26%. The company's share of peak oil production is estimated to be 20 mbbls/d.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  7

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

2018

•
First oil from Fort Hills. On January 27, 2018, the Fort Hills project began producing paraffinic froth-treated bitumen from secondary extraction and production successfully ramped up and averaged 94% of the project's nameplate capacity of 194 mbbls/d (105 mbbls/d, net to Suncor) in the fourth quarter of 2018.

•
Renewal of NCIB and increase in share repurchases. In May 2018, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. On November 14, 2018, the TSX accepted a notice filed by the company of its intention to amend the NCIB effective November 19, 2018 to increase the maximum number of common shares that may be repurchased from 52,285,330 to 81,695,830 common shares between May 4, 2018 and May 3, 2019. In 2018, the company repurchased 64.4 million common shares for cancellation at an average price of $47.38 per share, for a total repurchase cost of $3.053 billion.

•
Acquisition of additional 5% interest in Syncrude. On February 23, 2018, Suncor acquired an additional 5% interest in Syncrude from Mocal Energy Ltd. for $923 million, adding a further 17,500 bbls/d of SCO capacity and increasing the company's ownership interest to 58.74%.

•
Purchased 17.5% participating interest in the Fenja development project. On May 31, 2018, the company acquired a 17.5% non-operated interest in the Fenja development project located offshore Norway from Faroe Petroleum Norge AS (Faroe) for acquisition costs of $70 million, plus interim settlement costs of $22 million. This project was sanctioned by its owners in December 2017, with first oil anticipated in 2021, with peak production expected to reach 34 mbbls/d (6 mbbls/d, net to Suncor) between 2021 and 2022.

•
Acquisition of additional 1.05% interest in Fort Hills. During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills operation for consideration of $145 million, bringing Suncor's ownership interest in the project to 54.11%. The additional interest is an outcome of the commercial settlement agreement reached among the Fort Hills partners in December 2017.

•
Disposition of Joslyn Oil Sands Mining Project (Joslyn). On September 29, 2018, Suncor along with the other working-interest partners in Joslyn, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited (CNRL) for gross proceeds of $225 million, $82.7 million, net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction.

•
Production ramp up at Hebron. Drilling activity at Hebron was ongoing throughout 2018, with the third and fourth production wells coming online in April and October 2018, respectively. Production continued to ramp up ahead of expectations, averaging 13 mbbls/d during 2018.

•
Buzzard Phase 2 sanctioned. During 2018, Buzzard Phase 2 was sanctioned by Suncor and the other project partners and the plan for development was approved by the U.K. Oil and Gas Authority. Suncor holds a 29.89% non-operated interest in the project. First oil is anticipated in early 2021.

•
Repayment of debt. The company completed an early retirement of US$83 million of subsidiary debt acquired through the acquisition of Canadian Oil Sands Limited (COS) with a coupon of 7.75%, originally scheduled to mature on May 15, 2019.

•
Syncrude bi-directional pipelines. During the fourth quarter of 2018, Suncor and its joint operating partners reached an agreement to build bi-directional interconnecting pipelines, which will connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations. The pipelines will provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization. The pipelines are expected to be in-service by the second half of 2020.

•
Full implementation of autonomous haulage systems (AHS) at North Steepbank. During 2018, the company completed the implementation of AHS at its North Steepbank mine. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive

8  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  technologies, offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. Full implementation at Fort Hills and Millennium is expected to be completed in 2020 and 2023, respectively.

2019

•
Government of Alberta Mandatory Production Curtailment. The Government of Alberta's mandatory production curtailment program began on January 1, 2019 and was in effect for the duration of 2019 and has been extended into 2020. Production curtailment primarily affected the company's non-upgraded bitumen production as the company maximized the production of higher value SCO barrels during the year.

•
First oil from Oda. First oil was achieved ahead of schedule at Oda on March 16, 2019. At peak, Oda is expected to produce 35 mbbls/d (11 mbbls/d, net to Suncor).

•
Mark Little appointed President and Chief Executive Officer. Mr. Little replaced Mr. Steve Williams who retired as Chief Executive Officer at the conclusion of the company's annual general meeting of shareholders on May 2, 2019.

•
Sanction of Terra Nova asset life extension (ALE) project. On May 3, 2019, the company sanctioned the Terra Nova ALE project which is expected to extend the life of Terra Nova by approximately a decade and is planned for execution by the end of 2020.

•
Sale of equity interest in Canbriam. In June 2019, Suncor completed the sale of its 37% equity interest in Canbriam for gross proceeds of $151 million. Suncor originally acquired the equity interest in Canbriam in 2018 in exchange for its northeast B.C. mineral landholdings, including associated production, along with additional cash consideration of $52 million in 2018.

•
Debt issuance and repayment. During 2019, the company issued $750 million of 3.10% senior unsecured medium term notes and repaid US$140 million of maturing higher interest long-term debt.

•
Investment in low-carbon power cogeneration. In the third quarter of 2019, Suncor announced that it is replacing its coke-fired boilers with a new cogeneration facility at its Oil Sands Base operations. The project is expected to provide reliable steam generation required for Suncor's extraction and upgrading operations and is expected to reduce the greenhouse gas (GHG) emissions intensity associated with steam production at Oil Sands Base operations by approximately 25%. In addition, the electricity produced will be transmitted to Alberta's power grid, providing reliable, baseload, low-carbon electricity, equivalent to approximately 8% of Alberta's current electricity demand. In total, this project will reduce the GHG emissions in the province of Alberta by approximately 2.5 Mt per year. The project is estimated to cost approximately $1.4 billion with an expected in-service date in the second half of 2023.

•
Continued investment in clean energy. In the fourth quarter of 2019, Suncor sanctioned the Forty Mile Wind Power Project in southern Alberta. This estimated $300 million renewable power project is expected to drive value through low-carbon power generation and the retention of generated carbon credits. The company also invested $73 million in Enerkem Inc., a producer of advanced biofuels and renewable chemicals from waste.

•
Production ramp up at Hebron. Hebron reached nameplate production of 31.6 mbbls/d, net to Suncor ahead of schedule in 2019, with six new production wells coming online throughout the year. During 2019, production at Hebron averaged 23.5 mbbls/d, net to Suncor.

•
Multi-year strategic alliance with Microsoft. To accelerate its digital transformation, Suncor has entered into a strategic alliance with Microsoft. This alliance enables Suncor to utilize Microsoft's full range of cloud solutions to empower a connected and collaborative workforce, build an agile data platform to increase analytics capabilities and partner with experts while gaining access to leading edge technologies.

•
Completion of cross-Canada network of Petro-Canada™ electric vehicle (EV) stations. Suncor advanced its sustainability and technology initiatives by completing its coast-to-coast Electric Highway™ network of fast-charging EV stations across Canada during the fourth quarter of 2019.

•
Continuation of NCIB. In May 2019, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. On December 23, 2019, the TSX accepted a notice filed by the company to increase the maximum number of common shares that may be repurchased from 50,252,231 shares, or approximately 3% of Suncor's issued and outstanding common shares as at April 30, 2019, to 78,549,178 common shares, or 5% of Suncor's issued and outstanding common shares as at April 30, 2019. In 2019, the company repurchased 55.3 million common shares for cancellation at an average price of $41.12 per common share, for a total repurchase cost of $2.274 billion. Subsequent to the end of the year, Suncor's Board of Directors approved the renewal of its share repurchase program of up to $2.0 billion beginning on March 1, 2020.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  9

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

  Oil sands tailings are the remaining sand, water, clay, silt and residual hydrocarbons left after the majority of hydrocarbons are extracted from the ore during the water-based bitumen extraction process. Suncor's updated and approved tailings management plan involves an increase in treatment capacity using accelerated dewatering and treatment of mature fine tailings at Oil Sands Base, including the construction of a Permanent Aquatic Storage Structure (PASS). This approach is supported by the construction, operation and ongoing monitoring of a Demonstration Pit Lake, and aligns with the Government of Alberta's Tailings Management Framework (TMF) and the Alberta Energy Regulator's (AER) Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive).

Oil Sands Base Assets

Millennium and North Steepbank

Suncor pioneered the commercial development of the Athabasca oil sands beginning in 1962, achieving first production in 1967. Bitumen is currently mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. During 2019, the company mined approximately 159 million tonnes of bitumen ore (2018 – 138 million tonnes) and processed an average of 290 mbbls/d of mined bitumen in its extraction facilities (2018 – 259 mbbls/d).

The company expects to file a regulatory application within the first quarter of 2020 to potentially replace Suncor's Millennium and North Steepbank mines as they reach the end of their useful life in approximately 2035. The application is not a project sanction and a final sanctioning decision is not expected until 2030 at the earliest.

10  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Upgrading Facilities

Suncor's upgrading facilities consist of two upgraders: Upgrader 1, which has capacity of approximately 110 mbbls/d of SCO, and Upgrader 2, which has capacity of approximately 240 mbbls/d of SCO. Suncor's secondary upgrading facilities consist of three hydrogen plants, three naphtha hydrotreaters, two gas oil hydrotreaters, one diesel hydrotreater, and one kerosene hydrotreater.

In the third quarter of 2019, Suncor announced that it is replacing its coke-fired boilers with a new 800 MW cogeneration facility at Oil Sands Base. The project is expected to provide reliable steam generation required for Suncor's extraction and upgrading operations and is expected to reduce the GHG emissions intensity associated with steam production at Oil Sands Base by approximately 25%. In addition, the electricity produced will be transmitted to Alberta's power grid, providing reliable, baseload, low-carbon electricity, equivalent to approximately 8% of Alberta's current electricity demand. In total, this project will reduce the GHG emissions in the province of Alberta by approximately 2.5 Mt per year. The project is estimated to cost approximately $1.4 billion with an expected in-service date in the second half of 2023.

During 2019, Suncor averaged 313 mbbls/d of upgraded (SCO and diesel) production net of the company's internal consumption (2018 – 280 mbbls/d), mainly sourced from bitumen provided by both Oil Sands Base and In Situ operations.

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

•
The SAGD Process

  SAGD is an enhanced oil recovery technology for producing bitumen. It requires drilling pairs of horizontal wells with one located above the other. To help reduce land disturbance and improve cost efficiency, well pairs are drilled from multi-well pads. Low pressure steam is injected into the upper wellbore to create a high-temperature steam chamber underground. This process reduces the viscosity of the bitumen, allowing the heated bitumen and condensed steam to drain into the lower wellbore and flow up to the surface aided by subsurface pumps or circulating gas.

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

As at December 31, 2019, Firebag had 17 well pads in operation, with 242 SAGD well pairs and 52 infill wells either producing or on initial steam injection. Central processing facilities have been designed to be flexible as to which well pads supply bitumen. Steam generated at the various facilities can be used at multiple well pads. In addition, Firebag includes five cogeneration units that generate steam, which are capable of producing approximately 474 MW of electricity. The Firebag site power load requirements are approximately 116 MW and, in 2019, Firebag exported approximately 285 MW of electricity to the Alberta power

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  11

grid and Oil Sands Base. There are also 13 OTSGs at the site for additional steam generation.

During 2019, Firebag production averaged 187 mbbls/d (2018 – 204 mbbls/d) with a SOR of 2.7 (2018 – 2.7). Production in 2019 was impacted by mandatory production curtailment.

Suncor has identified opportunities to debottleneck Firebag, including the completion of an emulsion handling project, an integrated well pad development and expansion of the company's Solvent SAGD program which could potentially add up to an additional 30 mbbls/d above nameplate capacity by 2024-25.

MacKay River

Production from Suncor's MacKay River operations commenced in 2002. The MacKay River central processing facilities have a bitumen processing capacity of 38 mbbls/d. As at December 31, 2019, MacKay River included seven well pads with 114 well pairs either producing or on initial steam injection. A third party owns the on-site cogeneration unit, which Suncor operates under a commercial agreement that generates steam and electricity. There are also four OTSGs at the site for additional steam generation.

During 2019, MacKay River production averaged 29 mbbls/d (2018 – 36 mbbls/d) with a SOR of 2.95 (2018 – 2.90). Production in 2019 was impacted by mandatory production curtailment. Following an outage in late 2019, MacKay River is expected to return to normal operations early in the second quarter of 2020. This follows completion of planned maintenance which has been accelerated to the first quarter of 2020 to coincide with the outage in an effort to minimize the impacts to annual production.

Other In Situ Leases

Suncor owns and operates several other oil sands leases which may support future in situ production, including Lewis, Meadow Creek, OSLO, Chard and Kirby. Suncor holds a 100% working interest in Lewis, a 75% working interest in Meadow Creek, a 77.78% working interest in OSLO, interests varying from 25% to 50% in Chard, and a non-operated interest in Kirby (10%). In 2018, Suncor acquired a 100% working interest in leases within the Gregoire area adjacent to its Meadow Creek lands. Meadow Creek is a SAGD project that is part of Suncor's planned in situ replication strategy. Suncor holds a 75% interest and is operator of the project, located approximately 40 km south of Fort McMurray. Meadow Creek consists of two independent In Situ projects: Meadow Creek East and Meadow Creek West.

In early 2017, Suncor received AER approval for the Meadow Creek East project. The project is expected to be developed in two stages with anticipated gross production of 40 mbbls/d up to 80 mbbls/d.

In early 2020, Suncor received AER approval for the Meadow Creek West project. Meadow Creek West is expected to be developed in a single stage and has an anticipated gross production capacity of 40 mbbls/d. Timing of project sanction for Meadow Creek East and West will depend on future market conditions.

In February 2018, Suncor submitted an application for the Lewis project to the AER. Lewis is a SAGD project and is also part of Suncor's planned in situ replication strategy. Suncor holds a 100% interest in the project, located approximately 25 km northeast of Fort McMurray. The project is expected to be developed in stages, with anticipated peak production of 160 mbbls/d. Timing of project sanction for Lewis will depend on future market conditions.

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

Suncor holds a 54.11% working interest in Fort Hills and is the operator of the asset. Fort Hills began producing PFT bitumen from secondary extraction in early 2018. Fort Hills has a nameplate capacity of 194 mbbls/d (gross) of bitumen (105 mbbls/d, net to Suncor). During 2019, Suncor's share of Fort Hills production averaged 85.3 mbbls/d (2018 – 67.4 mbbls/d) from approximately 51.3 million tonnes of bitumen ore mined (2018 – 38.9 million tonnes). Production in 2019 was impacted by mandatory production curtailment.

Due to a decline in forecasted heavy crude oil prices the company recorded an after-tax impairment charge of $2.803 billion on its share of Fort Hills in the fourth quarter of 2019.

Syncrude

Suncor holds a 58.74% interest in the Syncrude joint operation, which has gross bitumen conversion to SCO capacity of 350 mbbls/d (206 mbbls/d, net to Suncor). Syncrude began producing in 1978 and is operated by Syncrude Canada Ltd. (SCL). In 2006, SCL entered into a Management Services Agreement (MSA) with Imperial Oil Resources Limited (Imperial Oil) to provide business services. Imperial Oil provided notice of termination of the MSA in 2019 and the parties to the joint operation are working on a transition plan to cover the business services as provided by Imperial Oil under the MSA. The project is located near Fort McMurray and includes mining operations at Mildred Lake and Aurora North. In 2012, the Syncrude joint operating partners announced a plan to develop two mining areas adjacent to the current mine, Mildred Lake West Extension (MLX-W) and Mildred Lake East Extension (MLX-E), which, subject to approvals, would consequently extend the life of Mildred Lake

12  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

by a minimum of 10 years. In 2015, a decision was made by the joint operating partners to progress with the MLX-W program. The MLX-E program is expected to follow MLX-W development if economic conditions prove suitable. The MLX-W program is expected to sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine. The plan proposes to use existing mining and extraction facilities. The Syncrude MLX-W mining area received AER approval in 2019 and remaining approvals are expected in 2020.

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

In 2018, Suncor reached a formal agreement with its Syncrude joint operation partners to build bi-directional interconnecting pipelines, which will connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations. The pipelines are expected to provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization. The pipelines are expected to be in-service by the second half of 2020.

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

Land reclamation activities are similar to those at Oil Sands Base; however, certain aspects of the tailings management processes are different. Syncrude's tailings plan uses freshwater capping, a composite tails mixture of fine tails and gypsum, and centrifuge technology that separates water from tailings. The updated tailings management plans for Syncrude Aurora North and Syncrude Mildred Lake were approved by the AER in June 2018 and June 2019, respectively.

In 2019, Suncor's share of Syncrude production was limited by mandatory production curtailment, and averaged 172.3 mbbls/d (2018 – 144.2 mbbls/d). Since returning to normal operating rates in the third quarter of 2018 following a site-wide power outage in the second quarter of 2018, Syncrude has achieved reliable operations without any significant unplanned incidents. On October 29, 2019, Syncrude achieved a historic milestone, producing the three billionth (gross) barrel of crude oil at the Mildred Lake upgrading complex. Asset sustainment and maintenance capital expenditures in 2020 for Syncrude are expected to focus on a planned turnaround and reliability improvements.

Other Oil Sands Leases

Suncor indirectly owns interests in other mineable oil sands leases, including Mildred Lake West, Mildred Lake East, Lease 29, Lease 30 and Aurora South, through the company's 58.74% working interest in the Syncrude joint operation. During 2018, the company disposed of its previous 36.75% working interest in the Joslyn mining project.

New Technology

Technology is a fundamental component of Suncor's business. Suncor pioneered commercial oil sands development and continues to advance technology through innovation and collaboration to improve efficiencies, lower costs and increase environmental performance. Development of new technology can take extended periods of time, first to demonstrate technical feasibility and then to demonstrate commercial viability. The necessary validation typically occurs through a series of progressive steps which allow results to be reliably scaled and assessed for implementation.

Following a successful commercial-scale evaluation in 2018, the company began a phased implementation of AHS at its operated mine sites. Full implementation was completed at the North Steepbank mine in 2018, with full implementation at Fort Hills and Millennium is expected to be completed in 2020 and 2023, respectively. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive technologies, have demonstrated an ability to maneuver safely, effectively and efficiently in Suncor's operating environment and offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. During 2019, the company moved a total of 48.5 million gross tonnes of ore and overburden (2018 – 39.5 million tonnes) with AHS.

In 2018, Suncor completed the implementation of PASS technology as part of the company's accelerated dewatering project. PASS enables the dewatering of fine tailings from existing tailings ponds and the eventual reclamation and closure of tailings ponds. PASS technology consists of a proprietary mixture of coagulants and flocculants that enable water release and sequestering of fine tailings. Drainage of the first pond, Pond 8B, using the PASS technology commenced in 2018. PASS is expected to treat Suncor's legacy and new fluid tailings inventory over the life

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  13

of mine operations. During 2019, PASS increased the company's tailings treatment capacity to 230% of total annual fluid tailings produced (2018 – 165%).

Suncor is also working on, or has completed, several new technology projects that are proceeding with the next phase of field testing. Examples of Suncor's new technology projects include:

•
Solvent+ – This is a suite of in situ solvent technologies that include various combinations of solvents and heating methods. Solvent+ is intended to provide an alternative to steam-based in situ recovery with the goal of reducing energy, GHG emissions and water usage footprints.

•
In Situ Demonstration Facility (ISDF) – The ISDF is intended to enable Suncor to accelerate the commercial scale testing of in situ technologies. The goal of ISDF is to improve in situ extraction methods while materially improving environmental and economic performance. The ISDF will be located at MacKay River and received AER approval in late 2018.

•
Zero-Impact Seismic – Zero-Impact Seismic is a seismic technology that has the potential to significantly reduce the surface disturbance of SAGD through the elimination of cutlines. This has the potential to reduce impacts to wildlife habitats and reduce stress on caribou populations. Suncor has completed 2D and 3D tests and will continue to advance the technology through field piloting in 2020.

•
Non-Aqueous Extraction (NAE) – NAE is a potential new extraction process for oil sands mining operations that utilizes solvents as opposed to water as the primary extraction means. This has the potential to reduce water usage and tailings, and simplify mining processes, while reducing costs and GHG emissions. The company is planning a demonstration scale pilot for the 2021 to 2022 time frame.

•
Partial Upgrading – Partial upgrading technology is intended to develop a low-temperature thermal cracking process to examine the potential for bitumen to be partially upgraded to a transportable and marketable product. This would increase value by decreasing the amount of diluent required, lower GHG intensity and avoid the need for a complex upgrader.

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor's Oil Sands segment, including PFT bitumen from Fort Hills, include refining operations in Alberta, Ontario, Quebec, the U.S. Midwest and the U.S. Rocky Mountain regions, and markets on the U.S. Gulf Coast. Diesel production from upgrading operations is sold primarily in Western Canada and the United States.

For bitumen production from In Situ operations, Suncor's marketing strategy allows it to take advantage of changes in market conditions by either upgrading the bitumen at the company's Oil Sands Base facilities, refining diluted bitumen at Suncor's Edmonton refinery, or selling diluted bitumen to third parties. Increased bitumen sales may also be required during upgrading facility outages. In Situ bitumen production processed by Oil Sands Base upgrading facilities in 2019 increased to 116 mbbls/d or 54% (2018 – 106 mbbls/d or 44%) of total In Situ bitumen production as a result of mandatory production curtailment.

	2019		2018

Sales Volumes and Operating Revenues – Principal Products	mbbls/d	% operating revenues	mbbls/d	% operating revenues

SCO and diesel (including Syncrude)	483.6	77	431.7	83

Bitumen	187.5	22	191.3	15

Byproducts and other operating revenues(1)	n/a	1	n/a	2

	671.1		623.0

(1)
Operating revenues include revenues associated with excess power from cogeneration units.

In the normal course of business, Suncor processes its proprietary sour SCO at the company's refineries or enters into long-term sales agreements for its proprietary sour SCO, which contain varying terms with respect to pricing, volume, expiry and termination.

Distribution of Products

Production from Oil Sands operations and Fort Hills, is gathered into Suncor's Fort McMurray facilities at the Athabasca Terminal, which is operated by Enbridge Inc. (Enbridge), or the East Tank Farm, which is operated by Suncor and connected to the Athabasca Terminal. Suncor has arrangements with Enbridge to store SCO, diluted bitumen and diesel at this facility. Product moves from the Athabasca Terminal in the following ways:

•
To Edmonton via the Oil Sands pipeline, which is owned and operated by Suncor. At Edmonton, the product is processed in Suncor's Edmonton refinery, sold to other local refiners, or transferred onto the Enbridge Mainline or the TransMountain Pipeline system.

14  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

•
To Cheecham, Alberta on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline and from Cheecham on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline Extension to Hardisty, Alberta.

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

Production from Syncrude is moved to market via the Pembina Athabasca Oil Sands Pipeline.

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

In 2019, Suncor incurred royalties at an average rate of 2% of gross revenue for Oil Sands Base (2018 – 1%) and at an average rate of 12% of gross revenue for Syncrude operations (2018 – 3%). Syncrude experienced a higher royalty rate in 2019 compared to the prior year due to a shift from GRR to NRR as a result of higher WCS prices. Oil Sands Base and the Syncrude project are both in the post-payout phase.

Fort Hills is subject to the same Royalty Framework as Oil Sands Base and Syncrude; however, Fort Hills is in the pre-payout phase. In 2019, Fort Hills incurred royalties at an average rate of 2% of gross revenue (2018 – 2%).

In 2019, Suncor incurred royalties for MacKay River, which is in the post-payout phase, at an average rate of 9% of gross revenue at the NRR (2018 – 14%), and royalties at an average rate of 3% of gross revenue for Firebag (2018 – 5%), which continues in the pre-payout phase.

Exploration and Production

E&P Canada – Assets and Operations

East Coast Canada

Based in St. John's, Newfoundland and Labrador, this business includes interests in four producing fields and future developments and extensions. Suncor is also involved in exploration drilling for new opportunities. Suncor is the only company in this region with interests in every field currently in production.

Terra Nova

The Terra Nova oilfield is approximately 350 km southeast of St. John's. Terra Nova was discovered in 1984 and was the second oilfield to be developed offshore Newfoundland and Labrador. Operated by Suncor, the production system uses a Floating Production, Storage and Offloading (FPSO) vessel that is moored on location, and has gross production capacity of 180 mbbls/d (68 mbbls/d, net to Suncor) and oil storage capacity of 960 mbbls. Terra Nova was the first harsh environment development in North America to use a FPSO vessel. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. The Terra Nova oilfield is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production from Terra Nova began in January 2002. Drilling activities took place at Terra Nova throughout 2018 and 2019. As at December 31, 2019, there were 29 wells: 18 oil production wells, nine water injection wells and two gas injection wells. The Terra Nova ALE project is expected to commence in the second quarter of 2020 with the FPSO returning to service in the fourth quarter of 2020. Production at Terra Nova is planned to resume once the project is completed. The project is expected to extend the life of Terra Nova by approximately a decade.

In 2019, Suncor's share of Terra Nova production averaged 11.6 mbbls/d (2018 – 11.7 mbbls/d). Annual turnaround maintenance was completed at the Terra Nova facility in May 2019, which lasted approximately 10 days.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  15

Hibernia and the Hibernia Southern Extension Unit (HSEU)

The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 km southeast of St. John's and was the first field to be developed in the Jeanne d'Arc Basin. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed Gravity Based Structure (GBS) that sits on the ocean floor, and has gross production capacity of 230 mbbls/day (46 mbbls/d, net to Suncor) and oil storage capacity of 1,300 mbbls. Actual production levels are lower, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Hibernia commenced production in November 1997. As at December 31, 2019, there were 72 wells: 40 oil production wells, 26 water injection wells, five gas injection wells, and one water-alternating-gas injection well.

In 2010, final agreements were signed between the Hibernia co-venturers and the Government of Newfoundland and Labrador that established the fiscal, equity and operational principles for the development of the HSEU. At the end of 2019, there were eight oil production wells and nine water injection wells in the HSEU. The production wells were drilled from the GBS platform and are included in the Hibernia well count above. All nine of the water injection wells were drilled using a mobile offshore drill rig. Water for injection purposes is supplied from the GBS platform via a subsea flowline.

In 2019, Suncor's share of Hibernia production averaged 20.1 mbbls/d (2018 – 22.1 mbbls/d). Production in 2019 was impacted by an unplanned outage in the third quarter of 2019.

White Rose and the White Rose Extensions

White Rose is approximately 350 km southeast of St. John's. Operated by Husky Oil Operations Limited (Husky), White Rose uses a FPSO vessel and has gross production capacity of 140 mbbls/d (39 mbbls/d, net to Suncor) and oil storage capacity of 940 mbbls. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Production from White Rose began in November 2005. As at December 31, 2019, there were 45 wells: 24 oil production wells, 16 water injection wells, three gas storage wells, and two gas injection wells.

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

Development of the West White Rose field has been divided into two stages. The first stage was approved in 2010 and first oil was achieved in September 2011. The second stage, West White Rose Project (WWRP), was sanctioned during the second quarter of 2017, with first oil targeted for the end of 2022. The project is expected to extend the life of the existing White Rose assets, with Suncor's share of peak oil production estimated to be 20 mbbls/d. Major development activity began in 2018 and will continue in 2020. Due to increased capital cost estimates for the WWRP the company recorded an after-tax impairment charge of $393 million on its share of White Rose in the fourth quarter of 2019.

In 2019, Suncor's share of White Rose production averaged 4.7 mbbls/d (2018 – 6.6 mbbls/d). Turnaround maintenance was completed at White Rose in June 2019, which lasted approximately three weeks. Production at the White Rose field was shut in from mid-November 2018 to late January 2019 due to operational complications. White Rose began a staged return to normal operations, which was completed by the third quarter of 2019.

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

During 2019, drilling activities continued at Hebron and will continue throughout 2020. In 2019, Suncor's share of production averaged 23.5 mbbls/d (2018 – 13.0 mbbls/d). As at December 31, 2019, there were 15 wells: 10 oil production wells, three water injection wells, one gas injection well, and one cuttings reinjection well. Annual turnaround maintenance was completed at the Hebron facility in September 2019, which lasted approximately 10 days.

Other Assets

Suncor continues to pursue opportunities offshore Newfoundland and Labrador. During 2018, Suncor was the successful bidder on two exploration licences, including operatorship of one of the two licences, west of the Terra Nova field. In addition, Suncor became an interest holder, with Equinor Canada Ltd., in a licence east of the White Rose field. These licences carry work commitments from 2019 to 2024. The company also holds interests in 48 significant discovery licences and five exploration licences offshore in this area.

16  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

E&P International – Assets and Operations

Offshore U.K. & Norway

Buzzard

The Buzzard oilfield is located in the Outer Moray Firth, 95 km northeast of Aberdeen, Scotland. Operated by CNOOC Petroleum Europe Limited (CNOOC Europe), a subsidiary of China National Offshore Oil Corporation Limited, the Buzzard facilities have gross installed production capacity of approximately 220 mbbls/d (66 mbbls/d, net to Suncor) of oil and 80 mmcf/d (24 mmcf/d, net to Suncor) of natural gas. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, water injection limits, gas and water production limits, and asset and infrastructure reliability. Buzzard commenced production in January 2007 and consists of four bridge-linked platforms supporting wellhead facilities, production facilities, living quarters and utilities, as well as sulphur handling. Drilling activities took place at Buzzard during 2019 with two active rigs. Four new infill wells were drilled in 2019 and Buzzard Phase 2 drilling activities took place concurrently. As at December 31, 2019, there were 48 wells: 34 oil and gas production wells and 14 water injection wells. In 2019, Suncor's share of Buzzard production averaged 31.9 mboe/d (2018 – 34.2 mboe/d). Buzzard Phase 2 was sanctioned in 2018 with production anticipated in 2021. Project execution has progressed throughout 2019 and will be tied back to the existing Buzzard complex.

Golden Eagle Area Development (GEAD)

GEAD, which is operated by CNOOC Europe, is approximately 20 km north of the Buzzard oilfield and consists of the unitization of the Peregrine, Hobby, Golden Eagle and Solitaire discoveries. The development incorporates a production, utilities and accommodation platform, linked to a separate wellhead platform, with first oil achieved in October 2014. The facilities have gross production capacity of approximately 76 mboe/d (20 mboe/d, net to Suncor). As at December 31, 2019, there were 20 wells: 15 oil and gas production wells and five water injection wells. In 2019, Suncor's share of GEAD production averaged 9 mboe/d (2018 – 12.4 mboe/d).

Rosebank

The Rosebank future development project, in which Suncor has a 40% working interest, was discovered in December 2004 and is operated by Equinor U.K. Limited (Equinor). It is located approximately 130 km northwest of the Shetland Islands, in the U.K. North Sea, in water depths of approximately 1,100 metres. The project is currently in the pre-sanction phase with a sanction decision planned for late 2022.

Oda

The Oda field (PL405 licence) was discovered in 2011 and is located 13 km east of the producing Ula field in the southern part of the Norwegian North Sea. Spirit Energy is the operator and Suncor has a 30% working interest. Oda was sanctioned in November 2016. The field is a subsea tie-back to the Ula platform, with peak production expected to reach 35 mbbls/d (11 mbbls/d, net to Suncor). Drilling activities were completed in 2018, and first oil was achieved in March 2019. As at December 31, 2019, there were three wells: two production wells and one water injection well.

Fenja

In 2018, Suncor acquired a 17.5% participating interest in the Fenja development project (PL586 licence). The Fenja field, which was discovered in 2014 and is operated by Neptune Energy, is located approximately 30 km southwest of the Equinor-operated Njord field in the Norwegian Sea. The project was sanctioned by the owners in late 2017, and the plan for development and operation was approved by the Ministry of Petroleum and Energy in the first half of 2018. The field will be developed with two subsea templates with six wells tied back to the Equinor-operated Njord platform. First oil is planned for 2021, with peak production expected to reach 34 mbbls/d (6 mbbls/d, net to Suncor) between 2021 and 2022.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  17

Since 2013, production and liftings in Libya have been intermittent due to political unrest, and the remaining value of Suncor's assets in Libya was impaired in 2015. Suncor had production and liftings from some of its oilfields in 2019, but others remain shut in due to political unrest. The timing of a return to normal operations in Libya remains uncertain.

The estimated cost of Suncor's remaining exploration work program commitment at December 31, 2019, is US$359 million. Suncor declared force majeure for all exploration commitments in Libya effective December 14, 2014, and this declaration remains in effect. During 2019, the company received $264 million after-tax in risk mitigation proceeds for its Libyan assets. The proceeds may be subject to a provisional repayment which is dependent on the future performance and cash flows from Suncor's Libyan assets.

Suncor's share of production in Libya on an economic basis averaged 2.3 mbbls/d in 2019 (2018 – 2.9 mbbls/d).

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

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2019		2018

Sales Volumes	mboe/d	% operating revenues	mboe/d	% operating revenues

E&P Canada

Crude oil and NGLs	60.8	57	52.8	52

Natural gas	—	—	0.5	—

E&P International

Crude oil and NGLs(1)	44.3	42	48.7	47

Natural gas	0.8	1	0.8	1

Total Exploration and Production

Crude oil and NGLs	105.1	99	101.5	99

Natural gas	0.8	1	1.3	1

(1)
E&P International Crude oil and NGLs includes production volumes for Libya on an economic basis.

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

18  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

•
Oda – crude oil and natural gas is transported via the third-party operated Norpipe to the Teesside terminal in the United Kingdom, where it is shipped to market as part of the Ekofisk Blend crude stream. Natural gas from Oda is injected into the Ula reservoir to improve oil recovery from the Ula field.

Royalties

East Coast Canada

Suncor's East Coast projects are subject to Royalty Agreements and Regulations issued by the Government of Newfoundland and Labrador. To date, the royalty regime for each project has been negotiated on an individual basis. On November 1, 2017, the Province of Newfoundland and Labrador promulgated the Generic Royalty Regime (GORR) for future projects. The current East Coast royalty regime has a tiered rate structure ranging from a minimum of 1% of gross revenue to a maximum of 42.5% of net revenue (gross revenue less eligible operating and capital costs). The tiered structure is based upon various profitability levels. An East Coast project will be subject to the minimum royalty (the pre-payout phase) until the project's cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase).

Terra Nova has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 10% of gross revenue or 30% of net revenue. Tier two is an additional 12.5% of net revenue. During 2019, Terra Nova royalties averaged 17% of gross revenue (2018 – 20%).

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

The HSEU royalty structure is similar to the Hibernia arrangement, but is subject to an additional tier three royalty that ranges between 2.5% and 7.5% of net revenue, depending on the price of WTI. The HSEU tier three royalty will coincide with the triggering of the tier one royalty which occurred in 2019.

Hibernia royalties (including the HSEU) and NPI combined to average 32% of gross revenue for 2019 (2018 – 23%).

The White Rose base project has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 7.5% of gross revenue or 20% of net revenue. Tier two is an additional 10% of net revenue. The White Rose Extension tier one and tier two royalty structures are the same as the base project, and there is an additional tier three royalty of 6.5% of net revenue, payable if WTI is greater than US$50/bbl. The White Rose Extension is currently paying tier one and tier three royalties, but has not yet triggered tier two. During 2019, total White Rose royalties averaged 4% of gross revenue (2018 – 7%).

The Hebron royalty consists of an initial sliding-scale basic royalty, followed by a three-tiered royalty which will become payable upon the achievement of specified levels of profitability. The basic royalty will start at 1% and increase to 7.5% of gross revenue depending on certain milestones. The tier one royalty is equal to 20% of net revenue. The tier two royalty is equal to an additional 10% of net revenue. The tier three royalty is equal to 6.5% of net revenue, payable if WTI is greater than US$50/bbl. During 2019, Hebron royalties averaged 1% of gross revenue (2018 – 1%).

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

Refining and Marketing

Refining and Supply – Assets and Operations

Eastern North America

Montreal Refinery

The Montreal refinery has a crude oil capacity of 137 mbbls/d, with a flexible configuration that allows processing of sweet SCO from the company's Oil Sands operations, WCS, conventional crude oil, as well as intermediate feedstock. Crude oil is procured at market prices on a spot basis or under contracts that can be terminated on short notice. Crude oil for the refinery can be supplied through several channels, including via Enbridge's Line 9, the Portland-Montreal Pipeline, by marine transportation, and by rail for inland crudes. The Montreal refinery received inland-sourced crude volumes averaging 123.8 mbbls/d in 2019 (2018 – 124.1 mbbls/d).

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  19

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

Other Facilities

Suncor holds a 51% interest in ParaChem Chemicals L.P. (ParaChem), which owns and operates a petrochemicals plant located adjacent to the Montreal refinery. Feedstock for the plant includes xylene and toluene produced by the Montreal and Sarnia refineries. The plant primarily produces paraxylene, which is used by customers to manufacture polyester textiles and plastic bottles. Paraxylene production was approximately 355,000 metric tonnes in 2019 (2018 – 372,000 metric tonnes). ParaChem also produces benzene, hydrogen and heavy aromatics. Benzene production is delivered back to the Montreal refinery to be marketed with production from that facility.

Suncor operates Canada's largest ethanol facility, the St. Clair Ethanol plant in the Sarnia-Lambton region of Ontario, with a nameplate capacity of 396 million litres per year. In 2019, the plant produced 400 million litres of ethanol (2018 – 402 million litres).

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

20  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Refinery Throughputs, Utilizations and Yields

The following tables summarize the crude feedstock, utilizations and production yield mix for Suncor's refineries for the years ended December 31, 2019 and 2018.

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton		Commerce City
(mbbls/d, except as noted)	2019	2018	2019	2018	2019	2018	2019	2018

Sweet synthetic	7.9	8.9	24.8	29.7	54.9	50.1	—	—

Sour synthetic	—	—	31.8	25.7	45.3	32.8	9.4	9.2

Diluted bitumen	20.6	22.1	—	—	43.0	35.6	9.9	11.2

Sweet conventional	89.0	90.0	0.3	3.1	—	—	63.9	65.7

Sour conventional	8.0	9.2	21.0	19.4	—	4.7	9.4	13.4

Total	125.5	130.2	77.9	77.9	143.2	123.2	92.6	99.5

Utilization (%)	92	95	92	92	101	87	94	102

Equity Crude Processed(1)	7.7	7.0	51.6	45.0	121.3	99.3	9.4	9.2

(1)
Includes Suncor's upstream operations, including its working interest in Syncrude.

Refined Petroleum Production Yield Mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2019	2018	2019	2018	2019	2018	2019	2018

Gasoline	38	41	47	51	43	44	49	48

Distillates	38	37	39	37	52	50	34	35

Other	24	22	14	12	5	6	17	17

Distribution Terminals and Pipelines

Suncor owns and operates 13 major refined product terminals across Canada (including terminals adjacent to refineries) and three product terminals in Colorado. Combined with access to facilities under long-term contractual arrangements with other parties, Suncor's North American assets are sufficient to meet the Refining and Marketing segment's current storage and distribution needs.

As at December 31, 2019, Suncor's ownership interests in certain pipelines were as follows:

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

Marketing – Assets and Operations

Suncor's retail service station network operates nationally in Canada primarily under the Petro-Canada™ brand. As at December 31, 2019, this network consisted of 1,547 outlets across Canada, of which 796 locations are company-owned locations and 751 are branded-dealers. Selected locations along the Trans-Canada highway comprise the coast-to-coast Electric Highway™ network of fast charging EV stations. In addition, refined products are marketed through independent dealers and joint operations. Suncor's Canadian retail network had sales of gasoline motor fuels averaging approximately 4.9 million litres per site in 2019 (2018 – 4.8 million litres).

Suncor's Colorado retail network consists of 44 owned or leased Shell™, Exxon™ or Mobil™ branded outlets. Suncor also has product supply agreements with 142 Shell™-branded sites in both Colorado and Wyoming, and with 53 Exxon™ and Mobil™-branded sites in Colorado. Marketing activities from the retail network also generate non-petroleum revenues from convenience store sales and car washes.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  21

Suncor's wholesale operations sell refined products into farm, home heating, paving, small industrial, commercial and truck markets. Through its PETRO-PASS™ network, Suncor is a national marketer to the commercial road transport segment in Canada. Suncor also sells refined products directly to large industrial and commercial customers and independent marketers.

Retail and Wholesale Summary

	As at December 31
Locations	2019	2018

Retail Service Stations – Canada

Petro-Canada™ -branded	1 546	1 527

Sunoco™ -branded	1	1

	1 547	1 528

Retail Service Stations(1) – U.S.

Shell™ -branded retail service stations – Colorado/Wyoming	177	180

Exxon™ -branded retail service stations – Colorado	42	40

Mobil™ -branded retail service stations – Colorado	20	18

	239	238

Wholesale Cardlock Sites – Canada

Petro-Canada™-branded cardlock sites (PETRO-PASS™)	310	307

(1)
Shell™ is a registered U.S. trademark of SHELL TRADEMARK MANAGEMENT B.V., and Exxon™ and Mobil™ are registered U.S. trademarks of Exxon Mobil Corporation.

Refined Products Sales Volumes

	2019		2018

Sales Volumes	mbbls/d	% operating revenues	mbbls/d	% operating revenues

Gasoline (includes motor and aviation gasoline)

Eastern North America	119.8		117.8

Western North America	126.8		127.8

	246.6	46	245.6	47

Distillates (includes diesel and heating oils, and aviation jet fuels)

Eastern North America	102.9		95.8

Western North America	115.2		107.6

	218.1	40	203.4	39

Other (includes heavy fuel oil, asphalts, petrochemicals, other)

Eastern North America	48.8		52.7

Western North America	25.9		25.6

	74.7	14	78.3	15

	539.4		527.3

Sales volumes for specific products are moderately affected by seasonal cycles: gasoline sales are typically higher during the summer driving season; heating oil sales are typically higher during the winter season; diesel sales are typically higher during the drilling season at the beginning of the year in Western Canada and during agricultural planting and harvest seasons in early spring and late summer, respectively; and asphalt sales are typically higher during the summer construction paving period. Suncor has the flexibility to modify refinery inputs and outputs to match production yields with anticipated product demands.

22  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Sales volumes can also be impacted when refineries undergo maintenance events, which reduce production. Suncor is able to partially mitigate this impact through its integrated facilities: the Edmonton refinery and Oil Sands Base upgrading facilities, and the Sarnia and Montreal refineries. In addition, Suncor may purchase refined products from third-party suppliers.

Other Suncor Businesses

Energy Trading

Suncor's Energy Trading business is organized around five main commodity groups – crude oil, transportation fuels, specialty products and feedstock, natural gas, and electricity – and has trading offices in Canada, the U.K. and the U.S. Energy Trading manages open price exposure along the Suncor value chain and provides commodity supply, transportation and storage while optimizing price realizations for Suncor's products. The company's customers include mid- to large-sized commercial and industrial consumers, utility companies and energy producers. Beginning in the first quarter of 2019, results from the company's Energy Trading business have been included within each of the respective reporting business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

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

Renewable Energy

Suncor's renewable energy investment activities include development, construction and ownership of Suncor-operated and joint venture partner-operated renewable power assets across Canada. This currently includes a portfolio of four operating wind power facilities located in Alberta, Saskatchewan and Ontario with a gross installed capacity of 111 MW. In addition, Suncor has secured a number of sites for potential future wind and solar power projects that are in various stages of development, including the Forty Mile Wind Power Project in southeast Alberta. Suncor sanctioned the Forty Mile Wind Power Project in late 2019; this 200 MW renewable power project has an estimated total capital spend of $300 million with completion expected in late 2021.

Suncor's wind power projects as at December 31, 2019:

Wind Power Projects		Ownership Interest (%)	Gross (MW)	Turbines	Completed

Operated by Suncor

Adelaide	Strathroy, Ontario	75.0	40	18	2014

Non-operated

Chin Chute	Taber, Alberta	33.3	30	20	2006

Magrath	Magrath, Alberta	33.3	30	20	2004

SunBridge	Gull Lake, Saskatchewan	50.0	11	17	2002

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  23

SUNCOR EMPLOYEES

The following table shows the distribution of employees among Suncor's business units and corporate office.

As at December 31	2019	2018

Oil Sands(1)(2)	6 400	6 297

Exploration and Production(2)	351	340

Refining and Marketing(2)	2 824	2 939

Corporate and Eliminations(2)(3)	3 314	2 904

Total	12 889	12 480

(1)
Includes employees related to the Fort Hills operations.

(2)
Prior period information has been re-classed to conform to current period presentation.

(3)
Includes employees from the company's Projects group, which supports the business units.

In addition to Suncor's employees, the company also uses independent contractors to supply a range of services.

Approximately 31% or 4,322 of the company's employees were covered by collective agreements at the end of 2019. The company completed negotiations in 2019 and collective agreements are now in place with United Steelworkers at the Commerce City refinery and with Unifor at Oil Sands Base and Firebag, as well as the Edmonton refinery, the Montreal refinery and the Burrard, Edmonton, London, Montreal and Oakville terminals. Negotiations are in progress for the Terra Nova and Ottawa Terminal collective agreements, representing approximately 71 employees.

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

Suncor has a Human Rights Policy, which affirms Suncor's responsibility to respect human rights and is intended to ensure that Suncor is not complicit in human rights abuses. Suncor is subject to the laws of the countries in which it operates and is committed to complying with all such laws while honouring international human rights principles, such as those described in the Universal Declaration of Human Rights. The policy contains guiding principles, including: the belief that a process for human rights impact assessment undertaken regularly is essential to identify, prevent, mitigate and remedy potential impacts on human rights; a commitment to providing a working environment that is free from harassment, violence, intimidation and

24  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

other disruptive behaviours; a commitment to respecting the cultures, customs and values of the communities in which the company operates; the belief that security policies should be consistent with international human rights standards; and the belief that employees and stakeholders affected by the company's activities should have access to grievance mechanisms that are legitimate, accessible, predictable, equitable and transparent. The policy makes clear that the scope of Suncor's human rights due diligence should include its own operations and, where it can influence its third-party business relationships, the operations of others.

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

Suncor has a Canadian Indigenous Relations Policy, which affirms Suncor's desire to work in collaboration with Indigenous Peoples to create shared value. The policy sets the foundation for a consistent approach to the company's relationships with Indigenous Peoples and outlines Suncor's responsibilities and commitments, and is intended to guide Suncor's business decisions on a day-to-day basis. Suncor is committed to working closely with Indigenous Peoples and communities to build and maintain effective, long-term and mutually beneficial relationships. The policy makes it clear that responsible development takes into account Indigenous interests regarding the opportunities and impacts of energy development on communities and on their traditional and current uses of lands and resources.

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

The Environment, Health, Safety and Sustainable Development (EHS&SD) Committee of the Board of Directors meets quarterly to review Suncor's effectiveness in meeting its EHS&SD obligations. The committee also reviews the company's strategies and policies, with respect to EHS&SD, given legal, industry and community standards. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In addition, the EHS&SD Committee has oversight over Suncor's performance with respect to the company's social goal regarding building mutual trust and respect with the Indigenous Peoples of Canada, and reviews Suncor's annual Report on Sustainability reporting on Suncor's EHS&SD progress, plans and performance objectives, as well as disclosure on lobbying.

Suncor's annual President's Operational Excellence Awards support and highlight the goals of the EH&S policy by honouring employees and contractors who demonstrate an exceptional commitment to EH&S performance. The awards program highlights progress on safety and environmental initiatives and provides educational opportunities for all employees.

The aforementioned policies are reviewed regularly, and are accessible to employees and contractors on the company's intranet. Additional workshops and targeted training sessions on various matters under the policies are also conducted as warranted throughout the year. The Canadian Indigenous Relations Policy is available in Cree and Dene audio translations.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  25

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 26, 2020, with an effective date of December 31, 2019. Reserves evaluations have not been updated since the effective date and, thus, do not reflect changes in the company's reserves since that date. The preparation date of the information is January 27, 2020.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF for Suncor's Mining and In Situ operations is based upon evaluations conducted by GLJ Petroleum Consultants Ltd. (GLJ), contained in their reports dated February 21, 2020 (the GLJ Reports). The reserves data set forth below for all other reserves, which includes Suncor's interests in its conventional assets offshore Newfoundland and Labrador (collectively, E&P Canada), and conventional assets offshore of the U.K. and Norway (collectively, Offshore U.K. & Norway), is based upon evaluations conducted by Sproule Associates Limited or Sproule International Limited (collectively, Sproule), contained in their reports dated February 21, 2020 (the Sproule Reports). Each of GLJ and Sproule (collectively, the Evaluators) are independent qualified reserves evaluators as defined in NI 51-101.

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

Significant Risk Factors and Uncertainties Affecting Reserves

The evaluation of reserves is a continuous process, one that can be significantly impacted by a variety of internal and external influences. Revisions are often required as a result of newly acquired technical data, technology improvements, or changes in historical performance, pricing, economic conditions, market availability, or regulatory requirements. Additional technical information regarding geology, hydrogeology, reservoir properties and reservoir fluid properties is obtained through seismic programs, drilling programs, updated reservoir performance studies and analysis, and production history, and may result in revisions to reserves. Pricing, market availability and economic conditions affect the profitability of reserves development. Royalty regimes and environmental regulations and other regulatory changes cannot be predicted but may have positive or negative effects on reserves. Future technology improvements would be expected to have a favourable impact on the economics of reserves development and exploitation, and therefore may result in an increase to reserves. Political unrest, such as is occurring in Syria and Libya, has resulted in volumes that would otherwise be classified as reserves being classified as contingent resources.

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

26  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

•
Political Unrest

  As a result of political unrest in Syria, Suncor reclassified all Syria reserves to contingent resources, effective December 31, 2012. Suncor also reclassified all Libya reserves to contingent resources, effective December 31, 2016, due to political unrest in Libya. All Syria and Libya volumes remain classified as contingent resources as at December 31, 2019. The criteria for the reclassification of the aforementioned volumes back to reserves include sustained periods of political stability, operational and production stability, and normalization of business relations including financial transactions. Refer to the Risk Factors – Foreign Operations section of this AIF.

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

Refer to the Risk Factors section of this AIF for additional information on significant risk factors and uncertainties affecting Suncor's reserves.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  27

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)
as at December 31, 2019
(forecast prices and costs)(2)

	SCO(3)		Bitumen		Light Crude & Medium Crude Oil(4)		Conventional Natural Gas(6)		Total
	(mmbbls)		(mmbbls)		(mmbbls)		(bcfe)		(mmboe)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved Developed Producing
Mining	1 966	1 800	896	833	—	—	—	—	2 862	2 632
In Situ	231	201	99	85	—	—	—	—	330	286
E&P Canada	—	—	—	—	72	63	—	—	72	63

Total Canada	2 197	2 001	996	917	72	63	—	—	3 265	2 981

Offshore U.K. & Norway	—	—	—	—	47	47	2	2	48	48

Total Proved Developed Producing	2 197	2 001	996	917	120	110	2	2	3 313	3 029

Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—	—	—	—	—

Offshore U.K. & Norway	—	—	—	—	—	—	—	—	—	—

Total Proved Developed Non-Producing	—	—	—	—	—	—	—	—	—	—

Proved Undeveloped
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	627	520	679	558	—	—	—	—	1 306	1 079
E&P Canada	—	—	—	—	44	41	—	—	44	41

Total Canada	627	520	679	558	44	41	—	—	1 350	1 120

Offshore U.K. & Norway	—	—	—	—	8	8	13	13	10	10

Total Proved Undeveloped	627	520	679	558	51	49	13	13	1 359	1 130

Proved
Mining	1 966	1 800	896	833	—	—	—	—	2 862	2 632
In Situ	858	721	779	643	—	—	—	—	1 636	1 365
E&P Canada	—	—	—	—	116	104	—	—	116	104

Total Canada	2 824	2 521	1 675	1 476	116	104	—	—	4 615	4 101

Offshore U.K. & Norway	—	—	—	—	56	56	15	15	58	58

Total Proved	2 824	2 521	1 675	1 476	172	160	15	15	4 673	4 159

Probable
Mining	601	547	469	402	—	—	—	—	1 070	950
In Situ	1 143	902	325	242	—	—	—	—	1 468	1 144
E&P Canada	—	—	—	—	162	131	—	—	162	131

Total Canada	1 744	1 450	794	644	162	131	—	—	2 700	2 224

Offshore U.K. & Norway	—	—	—	—	32	32	16	16	35	35

Total Probable	1 744	1 450	794	644	194	163	16	16	2 735	2 259

Proved Plus Probable
Mining	2 567	2 347	1 365	1 235	—	—	—	—	3 932	3 582
In Situ	2 001	1 624	1 103	885	—	—	—	—	3 104	2 509
E&P Canada	—	—	—	—	278	235	—	—	278	235

Total Canada	4 568	3 971	2 469	2 120	278	235	—	—	7 314	6 325

Offshore U.K. & Norway	—	—	—	—	88	88	31	31	93	93

Total Proved Plus Probable	4 568	3 971	2 469	2 120	366	323	31	31	7 407	6 419

Please see Notes (1) through (4) and (6) at the end of the reserves data section for important information about volumes in this table.

28  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Reconciliation of Gross Reserves(1)
as at December 31, 2019
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Mining

December 31, 2018	2 069	621	2 690	942	496	1 438	—	—	—	—	—	—	3 011	1 117	4 128

Extensions & Improved Recovery(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(8)	41	(20)	21	(15)	(27)	(42)	—	—	—	—	—	—	26	(47)	(21)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(144)	—	(144)	(31)	—	(31)	—	—	—	—	—	—	(174)	—	(174)

December 31, 2019	1 966	601	2 567	896	469	1 365	—	—	—	—	—	—	2 862	1 070	3 932

In Situ

December 31, 2018	729	1 175	1 904	770	387	1 157	—	—	—	—	—	—	1 499	1 562	3 061

Extensions & Improved Recovery(7)	122	(36)	86	71	(42)	29	—	—	—	—	—	—	193	(78)	115

Technical Revisions(8)	37	4	41	(22)	(20)	(41)	—	—	—	—	—	—	15	(16)	—

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(30)	—	(30)	(41)	—	(41)	—	—	—	—	—	—	(71)	—	(71)

December 31, 2019	858	1 143	2 001	779	325	1 103	—	—	—	—	—	—	1 636	1 468	3 104

E&P Canada

December 31, 2018	—	—	—	—	—	—	123	174	297	—	—	—	123	174	297

Extensions & Improved Recovery(7)	—	—	—	—	—	—	4	7	11	—	—	—	4	7	11

Technical Revisions(8)	—	—	—	—	—	—	12	(19)	(8)	—	—	—	12	(19)	(8)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	—	—	—	—	—	—	(22)	—	(22)	—	—	—	(22)	—	(22)

December 31, 2019	—	—	—	—	—	—	116	162	278	—	—	—	116	162	278

Total Canada

December 31, 2018	2 798	1 796	4 593	1 712	883	2 595	123	174	297	—	—	—	4 632	2 853	7 485

Extensions & Improved Recovery(7)	122	(36)	86	71	(42)	29	4	7	11	—	—	—	196	(71)	125

Technical Revisions(8)	78	(16)	62	(36)	(47)	(83)	12	(19)	(8)	—	—	—	53	(82)	(28)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(173)	—	(173)	(72)	—	(72)	(22)	—	(22)	—	—	—	(268)	—	(268)

December 31, 2019	2 824	1 744	4 568	1 675	794	2 469	116	162	278	—	—	—	4 615	2 700	7 314

Please see Notes (1) through (13) at the end of the reserves data section for important information about volumes in this table.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  29

Reconciliation of Gross Reserves(1) (continued)
as at December 31, 2019
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Offshore U.K. & Norway

December 31, 2018	—	—	—	—	—	—	52	37	88	14	17	32	54	40	94

Extensions & Improved Recovery(7)	—	—	—	—	—	—	1	1	2	—	—	1	1	1	3

Technical Revisions(8)	—	—	—	—	—	—	19	(6)	13	2	(2)	1	19	(6)	13

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	—	—	—	—	—	—	(16)	—	(16)	(2)	—	(2)	(16)	—	(16)

December 31, 2019	—	—	—	—	—	—	56	32	88	15	16	31	58	35	93

Other International (14)

December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Extensions & Improved Recovery(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(8)	—	—	—	—	—	—	6	—	6	—	—	—	6	—	6

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)(14)	—	—	—	—	—	—	(6)	—	(6)	—	—	—	(6)	—	(6)

December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total

December 31, 2018	2 798	1 796	4 593	1 712	883	2 595	174	211	385	14	17	32	4 686	2 892	7 579

Extensions & Improved Recovery(7)	122	(36)	86	71	(42)	29	5	8	13	—	—	1	198	(70)	128

Technical Revisions(8)	78	(16)	62	(36)	(47)	(83)	36	(25)	11	2	(2)	1	78	(88)	(10)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(173)	—	(173)	(72)	—	(72)	(44)	—	(44)	(2)	—	(2)	(289)	—	(289)

December 31, 2019	2 824	1 744	4 568	1 675	794	2 469	172	194	366	15	16	31	4 673	2 735	7 407

Please see Notes (1) through (14) at the end of the reserves data section for important information about volumes in this table.

30  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Notes to Reserves Data Tables
as at December 31, 2019

(1)
Reserves data tables may not add due to rounding.

(2)
See the Notes to Future Net Revenues Tables for information on forecast prices and costs.

(3)
SCO reserves figures include the company's diesel sales volumes.

(4)
Gross volumes of Light Crude & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 26 mmbbls, Proved Undeveloped of 28 mmbbls, Proved of 54 mmbbls, Probable of 37 mmbbls and Proved Plus Probable of 91 mmbbls. Net volumes of Light Crude & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 25 mmbbls, Proved Undeveloped of 27 mmbbls, Proved of 52 mmbbls, Probable of 30 mmbbls and Proved Plus Probable of 82 mmbbls.

(5)
Light Crude & Medium Crude Oil Technical Revisions for E&P Canada include quantities of Heavy Crude Oil as follows: Proved of 1.5 mmbbls, Probable of (2.5) mmbbls and Proved Plus Probable of (0.9) mmbbls.

(6)
Conventional Natural Gas includes immaterial amounts of NGLs (0.6 mmbbls of Proved and 1.3 mmbbls of Proved Plus Probable NGLs).

(7)
Extensions & Improved Recovery are additions to the reserves resulting from step-out drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for Probable reserves result from the transfer of Probable reserves to Proved reserves. Changes in 2019 are primarily a result of drilling extensions at Firebag.

(8)
Technical Revisions include changes in previous estimates resulting from new technical data or revised interpretations. Changes in 2019 are primarily due to new information obtained during the year, including drilling results and ongoing field performance. For Other International, a technical revision has been made to offset production (refer to Note 14 below).

(9)
Discoveries are additions to reserves in reservoirs where no reserves were previously booked and are as a result of the confirmation of the existence of an accumulation of a significant quantity of potentially recoverable petroleum. There were no discoveries in 2019.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  31

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

32  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Future Net Revenues Tables and Notes

Net Present Values of Future Net Revenues Before Income Taxes(1)
as at December 31, 2019
(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)

	0%	5%	10%	15%	20%	($/boe)

Proved Developed Producing

Mining	37 000	28 445	19 865	14 479	11 104	7.55
In Situ	8 986	7 891	6 997	6 275	5 691	24.49
E&P Canada	1 833	2 047	2 066	2 006	1 919	32.88

Total Canada	47 820	38 383	28 927	22 760	18 714	9.70

Offshore U.K. & Norway	2 142	2 103	2 022	1 927	1 834	42.31

Total Proved Developed Producing	49 961	40 486	30 949	24 688	20 547	10.22

Proved Developed Non-Producing

Mining	—	—	—	—	—	—
In Situ	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—

Offshore U.K. & Norway	38	35	34	32	31	74.23

Total Proved Developed Non-Producing	38	35	34	32	31	74.23

Proved Undeveloped

Mining	—	—	—	—	—	—
In Situ	36 739	19 520	11 333	7 085	4 696	10.50
E&P Canada	1 972	1 723	1 484	1 283	1 121	35.97

Total Canada	38 711	21 243	12 817	8 368	5 817	11.44

Offshore U.K. & Norway	437	359	294	240	196	29.93

Total Proved Undeveloped	39 147	21 601	13 111	8 609	6 013	11.60

Proved

Mining	37 000	28 445	19 865	14 479	11 104	7.55
In Situ	45 725	27 411	18 329	13 360	10 387	13.43
E&P Canada	3 805	3 770	3 550	3 290	3 039	34.11

Total Canada	86 530	59 626	41 744	31 129	24 530	10.18

Offshore U.K. & Norway	2 616	2 497	2 349	2 200	2 061	40.46

Total Proved	89 146	62 123	44 093	33 329	26 591	10.60

Probable

Mining	27 472	11 922	6 432	4 010	2 758	6.77
In Situ	71 102	19 872	7 521	3 792	2 378	6.57
E&P Canada	7 163	5 076	3 584	2 589	1 915	27.40

Total Canada	105 737	36 869	17 536	10 391	7 052	7.88

Offshore U.K. & Norway	2 079	1 690	1 366	1 117	929	38.99

Total Probable	107 816	38 559	18 903	11 508	7 980	8.37

Proved Plus Probable

Mining	64 472	40 367	26 297	18 489	13 862	7.34
In Situ	116 827	47 283	25 850	17 152	12 765	10.30
E&P Canada	10 968	8 846	7 134	5 879	4 955	30.37

Total Canada	192 267	96 495	59 281	41 520	31 582	9.37

Offshore U.K. & Norway	4 696	4 187	3 715	3 317	2 989	39.91

Total Proved Plus Probable	196 963	100 682	62 996	44 837	34 571	9.81

Please see the Notes at the end of the Future Net Revenues Tables.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  33

Net Present Values of Future Net Revenues After Income Taxes(1)
as at December 31, 2019
(forecast prices and costs)

(in $ millions, discounted at % per year)

	0%	5%	10%	15%	20%

Proved Developed Producing

Mining	28 142	23 022	16 293	11 982	9 272
In Situ	7 042	6 204	5 505	4 937	4 475
E&P Canada	1 473	1 715	1 758	1 718	1 647

Total Canada	36 657	30 941	23 555	18 637	15 394

Offshore U.K. & Norway	1 246	1 228	1 186	1 137	1 088

Total Proved Developed Producing	37 902	32 169	24 741	19 774	16 482

Proved Developed Non-Producing

Mining	—	—	—	—	—
In Situ	—	—	—	—	—
E&P Canada	—	—	—	—	—

Total Canada	—	—	—	—	—

Offshore U.K. & Norway	23	22	21	20	19

Total Proved Developed Non-Producing	23	22	21	20	19

Proved Undeveloped

Mining	—	—	—	—	—
In Situ	28 032	14 747	8 466	5 228	3 418
E&P Canada	1 459	1 281	1 097	941	814

Total Canada	29 490	16 027	9 563	6 169	4 232

Offshore U.K. & Norway	395	325	266	219	179

Total Proved Undeveloped	29 885	16 352	9 829	6 387	4 411

Proved

Mining	28 142	23 022	16 293	11 982	9 272
In Situ	35 074	20 950	13 971	10 165	7 893
E&P Canada	2 932	2 996	2 855	2 659	2 461

Total Canada	66 147	46 968	33 118	24 806	19 626

Offshore U.K. & Norway	1 663	1 574	1 473	1 376	1 286

Total Proved	67 810	48 542	34 591	26 181	20 912

Probable

Mining	21 595	9 138	4 813	2 937	1 981
In Situ	54 598	15 186	5 756	2 919	1 841
E&P Canada	5 283	3 739	2 593	1 828	1 315

Total Canada	81 476	28 063	13 162	7 685	5 137

Offshore U.K. & Norway	1 051	892	746	628	535

Total Probable	82 527	28 954	13 907	8 312	5 672

Proved Plus Probable

Mining	49 737	32 159	21 106	14 920	11 253
In Situ	89 672	36 136	19 727	13 084	9 734
E&P Canada	8 214	6 735	5 448	4 487	3 776

Total Canada	147 623	75 030	46 280	32 490	24 763

Offshore U.K. & Norway	2 714	2 466	2 219	2 003	1 821

Total Proved Plus Probable	150 337	77 496	48 499	34 494	26 584

Please see the Notes at the end of the Future Net Revenues Tables.

34  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Total Future Net Revenues(1)
as at December 31, 2019
(forecast prices and costs)

(in $ millions, undiscounted)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenues Before Deducting Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenues After Deducting Future Income Tax Expenses

Proved Developed Producing

Mining	245 328	20 587	139 235	30 021	18 485	37 000	8 859	28 142
In Situ	24 586	3 111	9 653	2 277	559	8 986	1 944	7 042
E&P Canada	6 475	826	1 890	372	1 554	1 833	360	1 473

Total Canada	276 390	24 524	150 779	32 670	20 597	47 820	11 163	36 657

Offshore U.K. & Norway	4 282	—	1 383	91	665	2 142	896	1 246

Total Proved Developed Producing	280 671	24 524	152 162	32 762	21 262	49 961	12 059	37 902

Proved Developed Non-Producing

Mining	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—
E&P Canada	—	—	—	—	—	—	—	—

Total Canada	—	—	—	—	—	—	—	—

Offshore U.K. & Norway	38	—	1	—	—	38	15	23

Total Proved Developed Non-Producing	38	—	1	—	—	38	15	23

Proved Undeveloped

Mining	—	—	—	—	—	—	—	—
In Situ	107 454	18 257	33 569	17 687	1 202	36 739	8 707	28 032
E&P Canada	4 090	227	1 058	503	331	1 972	513	1 459

Total Canada	111 544	18 484	34 626	18 190	1 533	38 711	9 220	29 490

Offshore U.K. & Norway	835	—	98	234	66	437	42	395

Total Proved Undeveloped	112 379	18 484	34 724	18 424	1 599	39 147	9 262	29 885

Proved

Mining	245 328	20 587	139 235	30 021	18 485	37 000	8 859	28 142
In Situ	132 040	21 368	43 222	19 964	1 761	45 725	10 652	35 074
E&P Canada	10 565	1 053	2 948	875	1 884	3 805	873	2 932

Total Canada	387 934	43 008	185 405	50 860	22 131	86 530	20 383	66 147

Offshore U.K. & Norway	5 155	—	1 482	326	731	2 616	953	1 663

Total Proved	393 089	43 008	186 887	51 186	22 862	89 146	21 336	67 810

Probable

Mining	111 437	12 889	59 234	9 849	1 993	27 472	5 877	21 595
In Situ	188 644	38 759	52 355	25 077	1 352	71 102	16 503	54 598
E&P Canada	16 622	3 106	3 743	1 981	629	7 163	1 881	5 283

Total Canada	316 703	54 754	115 332	36 907	3 974	105 737	24 261	81 476

Offshore U.K. & Norway	3 366	—	1 034	144	108	2 079	1 029	1 051

Total Probable	320 069	54 754	116 366	37 051	4 082	107 816	25 289	82 527

Proved Plus Probable

Mining	356 766	33 476	198 470	39 870	20 478	64 472	14 735	49 737
In Situ	320 685	60 127	95 577	45 041	3 113	116 827	27 155	89 672
E&P Canada	27 187	4 159	6 691	2 856	2 513	10 968	2 754	8 214

Total Canada	704 637	97 762	300 737	87 767	26 104	192 267	44 644	147 623

Offshore U.K. & Norway	8 521	—	2 516	470	839	4 696	1 981	2 714

Total Proved Plus Probable	713 158	97 762	303 253	88 237	26 944	196 963	46 625	150 337

Please see the Notes at the end of the Future Net Revenues Tables.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  35

Future Net Revenues by Product Type(1)
as at December 31, 2019
(forecast prices and costs)

(before income taxes, discounted at 10% per year)	$ millions	Unit Value $/boe(2)

Proved Developed Producing

SCO	21 529	10.76

Bitumen	5 333	5.81

Light Crude & Medium Crude Oil	2 594	30.52

Heavy Crude Oil	1 483	58.65

Conventional Natural Gas(3)	10	31.12

Total Proved Developed Producing	30 949	10.22

Proved

SCO	28 129	11.16

Bitumen	10 065	6.82

Light Crude & Medium Crude Oil	3 331	31.01

Heavy Crude Oil	2 521	48.21

Conventional Natural Gas(3)	47	19.50

Total Proved	44 093	10.60

Proved Plus Probable

SCO	40 642	10.23

Bitumen	11 506	5.43

Light Crude & Medium Crude Oil	7 296	30.28

Heavy Crude Oil	3 465	42.29

Conventional Natural Gas(3)	89	17.40

Total Proved Plus Probable	62 997	9.81

(1)
Figures may not add due to rounding.

(2)
Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.

(3)
Conventional natural gas includes associated NGLs.

36  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

In Situ future net revenues disclosed above include estimates of production volumes upgraded to SCO and the associated estimated future sales prices and upgrader operating and sustaining capital costs, based on estimates of upgrader capacity available for processing In Situ volumes. For total Proved Plus Probable reserves, approximately 49% to 57% of Firebag bitumen production is estimated to be upgraded to SCO from 2020 to 2035 and 100% thereafter. These assumptions have resulted in a $3.4 billion increase in the net present value of future net revenues (total Proved Plus Probable reserves, before tax, discounted at 10%) attributable to In Situ production relative to the scenario where none of the bitumen is upgraded.

Revenues and the natural gas fuel expense associated with excess power generated from cogeneration facilities at Firebag are included in future net revenues.

Forecast Prices and Costs

The forecast price and cost assumptions include changes in wellhead selling prices, take into account escalation with respect to future operating and capital costs, and assume the continuance of current laws and regulations. Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Reports and the Sproule Reports, were derived using averages of forecasts developed by GLJ, Sproule and McDaniel & Associates Consultants Ltd., all of whom are independent qualified reserves evaluators, dated January 1, 2020. Resultant forecasts are set out below. To the extent there are fixed or presently determinable future prices to which Suncor is legally bound by contractual or other obligations to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices have been incorporated into the forecast prices as applied to the pertinent properties. Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products. The inflation rates utilized in cost forecasts were nil in 2020, 1.7% in 2021, and 2.0% thereafter.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  37

Prices Impacting Reserves Tables

Forecast	Brent North Sea(1)	WTI Cushing Oklahoma(2)	WCS Hardisty Alberta(3)	Light Sweet Edmonton Alberta(4)	Pentanes Plus Edmonton Alberta(5)	AECO Gas(6)	National Balancing Point North Sea(7)

Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu

2019(8)	64.18	57.03	58.75	69.21	70.14	1.75	3.98

2020	66.33	61.00	57.57	72.64	76.83	2.04	7.48

2021	67.94	63.75	62.35	76.06	79.82	2.32	7.90

2022	70.06	66.18	64.33	78.35	82.30	2.62	8.23

2023	71.66	67.91	66.23	80.71	84.72	2.71	8.70

2024	73.27	69.48	67.96	82.64	86.71	2.81	8.97

2025	74.57	71.07	69.72	84.60	88.73	2.89	9.24

2026	76.22	72.68	71.49	86.57	90.77	2.96	9.47

2027	77.83	74.24	73.19	88.49	92.76	3.03	9.61

2028	79.36	75.73	74.80	90.31	94.65	3.10	9.76

2029	80.92	77.24	76.43	92.17	96.57	3.17	9.90

2030	82.54	78.79	77.96	94.01	98.53	3.24	10.10

2031	84.19	80.36	79.52	95.89	100.50	3.30	10.30

2032	85.87	81.97	81.11	97.81	102.51	3.37	10.51

2033	87.59	83.61	82.73	99.76	104.56	3.43	10.72

2034	89.35	85.28	84.39	101.76	106.65	3.50	10.93

2035+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

(1)
Price used when determining offshore light crude oil and medium crude oil and heavy crude oil reserves for E&P Canada and Offshore U.K. & Norway reserves.

(2)
Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold at the U.S. Gulf Coast, as well as for determining portions of bitumen pricing for royalty calculation purposes.

(3)
Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold in Canada, as well as for determining bitumen pricing for royalty calculation purposes.

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

(8)
Prices for 2019 reflect the company's historical weighted average prices.

Forecast Foreign Exchange Rates Impacting Forecast Prices

Forecast	US$/Cdn$ Exchange Rate	Cdn$/€ Exchange Rate	Cdn$/£ Exchange Rate

Year

2020	0.760	1.474	1.678

2021	0.770	1.474	1.656

2022	0.785	1.465	1.624

2023	0.785	1.465	1.624

2024	0.785	1.465	1.624

2025+	0.785	1.465	1.624

Disclosure of Net Present Values of Future Net Revenues After Income Taxes

Values presented in the table for Net Present Values of Future Net Revenues After Income Taxes reflect income tax burdens of assets at a business area or legal entity level based on tax pools associated with that business area or legal entity. Suncor's actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different. The 2019 audited Consolidated Financial Statements and the MD&A should be consulted for information on income taxes at the corporate entity level.

38  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Additional Information Relating to Reserves Data

Future Development Costs(1)
as at December 31, 2019
(forecast prices and costs)

($ millions)	2020	2021	2022	2023	2024	Remainder	Total	Discounted At 10%

Proved

Mining	1 553	2 279	2 559	2 602	2 028	19 000	30 021	15 909

In Situ	821	1 021	796	425	547	16 353	19 964	7 700

E&P Canada	286	149	119	41	57	222	875	727

Total Canada	2 660	3 449	3 475	3 068	2 633	35 576	50 860	24 336

Offshore U.K. & Norway	241	22	6	11	7	38	326	301

Total Proved	2 901	3 471	3 481	3 079	2 640	35 613	51 186	24 637

Proved Plus Probable

Mining	1 768	2 622	3 003	3 184	2 562	26 731	39 870	19 182

In Situ	807	860	779	502	430	41 664	45 041	8 563

E&P Canada	730	408	414	278	197	828	2 856	2 263

Total Canada	3 305	3 890	4 196	3 964	3 189	69 224	87 767	30 008

Offshore U.K. & Norway	339	22	6	11	7	84	470	413

Total Proved Plus Probable	3 644	3 912	4 202	3 975	3 196	69 307	88 237	30 421

(1)
Figures may not add due to rounding.

Development costs include costs associated with both Developed and Undeveloped reserves. Significant development activities and costs for 2020 are expected to include:

•
Mining development activities include capital investments expected to maintain the production capacity of existing facilities, including, but not limited to, tailings infrastructure, major maintenance, truck and shovel replacement, the replenishment of catalysts in hydrotreating units at the upgraders and improvements to utilities, roads and other facilities, and the implementation of technologies expected to reduce costs, including AHS.

•
For both Firebag and MacKay River operations within In Situ, the drilling of new well pairs, as well as the design and construction of new well pads that are expected to maintain existing production levels in future years.

•
For E&P Canada, development of the WWRP, the Terra Nova ALE project, development drilling at Hibernia and Hebron.

•
For E&P International, development of the Norwegian Fenja project, as well as development drilling at Buzzard.

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

As at December 31, 2019, Suncor estimated its undiscounted, uninflated abandonment and reclamation costs for its upstream assets to be approximately $12.7 billion (discounted at 10%, approximately $2.7 billion) excluding Refining and Marketing liabilities ($0.2 billion, undiscounted

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  39

and uninflated). Abandonment and reclamation costs are limited to current disturbances at December 31, 2019 for Suncor's assets, except for Syncrude, which is estimated on a life of mine basis, where it is assumed that material from future disturbances will be required to settle the existing obligation at December 31, 2019. Suncor estimates that it will incur $1.0 billion of its identified abandonment and reclamation costs during the next three years (undiscounted: 2020 – $0.5 billion, 2021 – $0.2 billion, 2022 – $0.2 billion), more than 82% of which is associated with Oil Sands mining operations.

The abandonment and reclamation cost estimates included in the net present values of the company's Proved and Probable reserves include costs related to the reclamation of disturbed land from oil sands mining activities, future mining disturbances, the treatment of legacy oil sands tailings, the decommissioning of oil sands and natural gas processing facilities and well pads, existing and future reserve wells and associated service wells, disturbed lease sites, and future lease site disturbances. Approximately $26.9 billion (inflated and undiscounted) has been deducted as abandonment and reclamation costs in estimating the future net revenues from Proved Plus Probable reserves, including $23.6 billion related to the company's oil sands upgraders, extraction facilities, tailings ponds, subsurface wells and central processing facilities, which includes amounts related to current disturbances.

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross Proved and Probable Undeveloped reserves and represent Undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

40  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Gross Proved Undeveloped Reserves(1)
(forecast prices and costs)

	2017		2018		2019

	First Attributed	Total as at December 31, 2017	First Attributed	Total as at December 31, 2018	First Attributed	Total as at December 31, 2019

SCO (mmbbls)

Mining	—	—	—	—	—	—

In Situ	—	575	—	548	53	627

Total SCO	—	575	—	548	53	627

Bitumen (mmbbls)

Mining	40	929	—	—	—	—

In Situ	—	675	—	653	52	679

Total Bitumen	40	1 603	—	653	52	679

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada	1	13	1	15	2	16

Offshore U.K. & Norway	—	—	8	8	1	8

Total Light Crude & Medium Crude Oil	1	13	9	23	3	24

Heavy Crude Oil (mmbbls)

E&P Canada	—	34	—	46	—	28

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	34	—	46	—	28

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway(2)	—	—	13	13	—	13

Total Conventional Natural Gas	—	—	13	13	—	13

Total (mmboe)	41	2 226	11	1 273	108	1 359

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.6 mmbbls).

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  41

Gross Probable Undeveloped Reserves(1)
(forecast prices and costs)

	2017		2018		2019

	First Attributed	Total as at December 31, 2017	First Attributed	Total as at December 31, 2018	First Attributed	Total as at December 31, 2019

SCO (mmbbls)

Mining	—	282	26	308	—	321

In Situ	—	1 167	—	1 114	—	1 070

Total SCO	—	1 449	26	1 423	—	1 391

Bitumen (mmbbls)

Mining	25	581	—	—	—	—

In Situ	—	275	—	330	—	267

Total Bitumen	25	856	—	330	—	267

Light Crude & Medium Crude Oil (mmbbls)

E&P Canada	33	104	1	95	6	96

Offshore U.K. & Norway	2	12	8	9	1	8

Total Light Crude & Medium Crude Oil	34	116	9	104	7	104

Heavy Crude Oil (mmbbls)

E&P Canada	—	73	—	28	—	15

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	73	—	28	—	15

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway(2)	—	3	15	15	—	15

Total Conventional Natural Gas	—	3	15	15	—	15

Total (mmboe)	59	2 494	37	1 886	7	1 780

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.7 mmbbls).

42  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

In Situ

Undeveloped In Situ reserves, which constitute approximately 96% of Suncor's gross Proved Undeveloped reserves and 75% of Suncor's gross Probable Undeveloped reserves have been assigned to reserves areas which are not classified as Developed and are related only to those sustaining pads and well pairs required for current producing or sanctioned projects. Suncor has delineated In Situ reserves to a high degree of certainty through seismic data and core hole drilling, consistent with COGE Handbook guidelines. In most cases, reserves have been drilled to a density of 16 delineation wells per section (i.e., 40-acre spacing), which is in excess of the eight delineation wells per section (80-acre spacing) required for regulatory approval. Further delineation is pursued through annual core hole drilling programs to refine development plans. Proved Undeveloped reserves have been assigned to areas delineated with vertical wells on 80-acre well spacing with 3D seismic control or 40-acre spacing without 3D seismic control. Probable Undeveloped areas are limited to areas delineated with vertical wells on 320-acre spacing with seismic control or 160-acre spacing without seismic control. Development of undeveloped In Situ reserves is an ongoing process and is a function of processing capacity and the forecasts of the declining production from existing In Situ wells. When production is forecast to decline, Suncor makes application for and, upon approval, commences development of the reserves and wells surrounding the declining areas. This entails drilling replacement well pairs and constructing sustaining pads and may take several years. Management uses integrated plans to forecast future Proved Undeveloped and Probable Undeveloped reserves development activity. These detailed plans align current production, processing and pipeline constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next 10 years, and are updated and approved annually for internal and external factors affecting planned activity. The economic viability of developing sustaining pads and associated well pairs is tested to ensure that ongoing development is economic as required for reserves assessment.

Mining

Undeveloped Mining reserves constitute approximately 18% of Suncor's gross Probable Undeveloped reserves, and relate to the Syncrude MLX-W mining area, which is well-delineated by core hole drilling. The Syncrude MLX-W mining area received AER approval in 2019 and remaining approvals are expected in 2020.

E&P

Undeveloped conventional reserves (light crude oil and medium crude oil, heavy crude oil and natural gas) constitute approximately 4% of Suncor's gross Proved Undeveloped reserves and approximately 7% of Suncor's gross Probable Undeveloped reserves and relate to the company's offshore assets at E&P Canada, mainly associated with future drilling at Hebron, and under-drilled or undrilled fault blocks related to areas in Hibernia, White Rose and Terra Nova, infill drilling in Buzzard and at the Fenja development project offshore Norway. Attribution of Proved Undeveloped and Probable Undeveloped reserves reflect, where applicable, the respective degrees of certainty with respect to various reservoir parameters, primarily drainage areas and recovery factors. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserves availability. Suncor plans to proceed with development of essentially all Proved Undeveloped reserves within the next three years and with the development of all Probable Undeveloped reserves within the next five years.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  43

Properties with no Attributed Reserves

The following table is a summary of properties to which no reserves are attributed as at December 31, 2019. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares

Canada	4 679 968	3 380 340

Libya	3 117 800	1 422 900

Syria	345 194	345 194

Norway	264 981	96 642

U.K.	54 589	20 034

Total	8 462 532	5 265 110

Suncor's unproved properties include exploration properties in a preliminary phase of evaluation, to discovery areas where tenure to the property is held indefinitely on the basis of hydrocarbon test results, but where economic development is not currently possible or has not yet been sanctioned. Certain properties may be in a relatively mature phase of evaluation, where a significant amount of appraisal or even development has occurred; however, reserves cannot be attributed due to one or more contingencies, such as project sanction, or, in the case of Libya and Syria, political unrest. In many cases where reserves are not attributed to lands containing one or more discovery wells, the key limiting factor is the lack of available production infrastructure. Each year, as part of the company's process to review the economic viability of its properties, some properties are selected for further development activities, while others are temporarily deferred, sold, swapped or relinquished back to the mineral rights owner. Refer to the Risk Factors section of this AIF for additional information on risks and uncertainties.

In 2020, Suncor's rights to 61,261 net hectares in Canada, nil net hectares in Norway and 8,732 net hectares in the U.K. are scheduled to expire. The expiries include approximately 27,775 net hectares in In Situ and nil net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2020 through the conduct of work programs and/or the payment of prescribed fees to the mineral rights owner.

44  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Oil and Gas Properties and Wells

For descriptions of Suncor's important properties, plants, facilities and installations, refer to the Narrative Description of Suncor's Businesses section within this AIF.

The following table is a summary of the company's oil and gas wells as at December 31, 2019.

	Oil Wells(1)				Natural Gas Wells(1)

	Producing		Non-Producing(2)(3)		Producing		Non-Producing(2)(3)

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta – In Situ(4)	408.0	408.0	34.0	34.0	—	—	—	—

Newfoundland and Labrador	86.0	21.5	6.0	1.7	—	—	—	—

Offshore U.K. & Norway	50.0	14.5	1.0	0.3	—	—	—	—

Other International(5)	—	—	419.0	211.1	—	—	6.0	6.0

Total	544.0	444.0	460.0	247.1	—	—	6.0	6.0

(1)
Alberta oil wells and Other International oil and gas wells are onshore whereas Newfoundland and Labrador and Offshore U.K. & Norway wells are offshore.

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

Costs Incurred

The table below summarizes the company's costs incurred related to its oil and gas activities for the year ended December 31, 2019.

($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total

Canada – Mining and In Situ	204	—	—	3 580	3 784

Canada – E&P Canada	105	—	—	673	778

Total Canada	309	—	—	4 253	4 562

Offshore U.K. & Norway	135	—	—	319	454

Other International	8	—	—	—	8

Total	452	—	—	4 572	5 024

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  45

Exploration and Development Activities

The table below outlines the gross and net exploratory and development wells the company completed during the year ended December 31, 2019.

	Exploratory Wells(1)		Development Wells

Total number of wells completed	Gross	Net	Gross	Net

Canada – Oil Sands

Oil	—	—	9.0	9.0

Service(2)	38.0	38.0	14.0	14.0

Stratigraphic Test(3)	223.0	223.0	783.0	539.7

Total	261.0	261.0	806.0	562.7

Canada – E&P Canada

Oil	1.0	0.2	11.0	2.6

Dry Hole	1.0	0.3	—	—

Natural Gas	—	—	—	—

Service(2)	—	—	3.0	0.6

Stratigraphic Test	—	—	—	—

Total	2.0	0.5	14.0	3.2

Total Canada

Oil	1.0	0.2	20.0	11.6

Dry Hole	1.0	0.3	—	—

Natural Gas	—	—	—	—

Service(2)	38.0	38.0	17.0	14.6

Stratigraphic Test	223.0	223.0	783.0	539.7

Total	263.0	261.5	820.0	565.9

Offshore U.K. & Norway

Oil	2.0	0.5	4.0	1.2

Dry Hole	1.0	0.4	—	—

Service(2)	—	—	—	—

Stratigraphic Test	—	—	—	—

Total	3.0	0.9	4.0	1.2

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

46  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Significant exploration and development activities in 2019 included:

•
For Mining, at Oil Sands Base development activities included turnaround and major maintenance at Upgrader 1, construction of fluid management facilities and utilities sustainment. At Fort Hills, development activities focused on completion of the remaining construction activities in secondary extraction. Other development activities for Fort Hills included advancing tailings infrastructure and procuring mobile equipment. At Syncrude, development activities included turnaround and reliability projects.

•
For In Situ, the drilling of new well pairs and infill wells at Firebag and MacKay River that are expected to assist in maintaining production levels in future years as well as provide future growth. Also included are stratigraphic test well drilling programs.

•
For E&P Canada, drilling activities at Hebron, White Rose, Hibernia and Terra Nova, as well as development work on the WWRP. The drilling of one exploration well was also completed.

•
For E&P International, development work on Buzzard and the Norwegian Oda and Fenja projects. The drilling of two exploration wells was also completed.

For significant exploration and development activities expected to occur in 2020 and beyond, refer to the Narrative Description of Suncor's Businesses and Additional Information Relating to Reserves Data – Future Development Costs sections in this AIF.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  47

Production History(1)

2019	Q1	Q2	Q3	Q4	Year Ended

Canada – Oil Sands

Total production (mbbls/d)	657.2	692.2	670.0	662.3	670.4

Oil Sands operations Bitumen (mbbls/d)	55.4	118.7	105.2	118.1	99.5

($/bbl)

Average price realized(2)	41.59	48.26	42.21	36.73	42.08

Royalties	(1.37)	(2.96)	(1.98)	(1.23)	(1.94)

Production costs	(8.56)	(8.86)	(8.07)	(9.10)	(8.68)

Netback(4)	31.66	36.44	32.16	26.40	31.46

Oil Sands operations SCO and diesel (mbbls/d)	341.2	295.5	317.0	300.0	313.3

($/bbl)

Average price realized(2)	64.90	74.97	68.11	70.93	69.65

Royalties	(1.38)	(2.98)	(2.17)	(2.02)	(2.13)

Production costs	(28.98)	(33.33)	(27.74)	(31.54)	(30.31)

Netback(4)	34.54	38.66	38.20	37.37	37.21

Fort Hills Bitumen (mbbls/d)	78.4	89.3	85.5	87.9	85.3

($/bbl)

Average price realized(2)	49.95	57.10	48.50	41.41	48.96

Royalties	(1.43)	(1.27)	(1.70)	(1.10)	(1.37)

Production costs	(25.17)	(24.43)	(22.75)	(25.19)	(24.35)

Netback(4)	23.35	31.40	24.05	15.12	23.24

Syncrude SCO (mbbls/d)	182.2	188.7	162.3	156.3	172.3

($/bbl)

Average price realized(2)	67.90	79.32	74.07	72.14	73.45

Royalties	(8.09)	(12.59)	(9.17)	(4.49)	(8.75)

Production costs	(31.53)	(28.73)	(33.80)	(32.65)	(31.56)

Netback(4)	28.28	38.00	31.10	35.00	33.14

Canada – Light Crude & Medium Crude Oil

Total production (mbbls/d)	58.3	61.9	49.6	69.6	59.9

($/bbl)

Average price realized(2)	84.60	90.48	79.39	84.36	84.86

Royalties	(19.75)	(13.65)	(6.54)	(13.46)	(13.62)

Production costs	(15.63)	(10.96)	(16.49)	(11.28)	(13.45)

Netback(4)	49.22	65.87	56.36	59.62	57.79

Offshore U.K. & Norway – Light Crude & Medium Crude Oil(3)

Total production (mboe/d)	47.1	47.2	40.6	43.6	44.6

($/boe)

Average price realized(2)	83.18	87.89	75.18	78.74	81.22

Royalties	—	—	—	—	—

Production costs	(5.09)	(7.08)	(5.29)	(8.30)	(6.45)

Netback(4)(5)	78.09	80.81	69.89	70.42	74.77

(1)
Production and liftings in Libya were intermittent in 2019 and not material to Suncor, and therefore are not included.

(2)
Average price realized is net of transportation costs, and before royalties.

(3)
Volumes include field production for immaterial amounts of associated gas and NGLs.

(4)
Netback is a non-GAAP financial measure. See the Advisory – Forward-Looking Information and Non-GAAP Financial Measures section of this AIF.

(5)
Netback for Q4 and Year Ended includes sales from Oda, offshore Norway.

48  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

The following table provides the production volumes(1) on a working-interest basis, before royalties for each of Suncor's important fields for the year ended December 31, 2019.

	SCO	Bitumen	Light & Medium Oil

	mbbls/d	mbbls/d	mboe/d

Mining – Suncor	222.9	—	—

Mining – Syncrude	172.3	—	—

Mining – Fort Hills	—	85.3	—

Firebag	90.4	70.3	—

MacKay River	—	29.2	—

Buzzard	—	—	31.9

GEAD	—	—	9.0

Hibernia	—	—	20.1

White Rose	—	—	4.7

Terra Nova	—	—	11.6

Hebron	—	—	23.5

(1)
Volumes shown are actual volumes and may differ from the estimated volumes shown in the Reconciliation of Gross Reserves Table.

Production Estimates

The table below outlines the production estimates for 2020 that are included in the estimates of Proved reserves and Probable reserves as at December 31, 2019.

	SCO		Bitumen		Light & Medium Crude Oil		Conventional Natural Gas		Total
	(mbbls/d)(1)		(mbbls/d)(1)		(mbbls/d)(1)		(mmcfe/d)(1)(2)		(mboe/d)(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved	452	433	207	195	59	50	—	—	717	679

Probable	32	30	11	8	7	6	—	—	49	45

Proved Plus Probable	483	463	218	204	65	57	—	—	766	724

Offshore U.K. & Norway

Proved	—	—	—	—	40	40	4	4	40	40

Probable	—	—	—	—	5	5	2	2	5	5

Proved Plus Probable	—	—	—	—	44	44	6	6	45	45

Total(1)(2)

Proved	452	433	207	195	98	90	4	4	757	719

Probable	32	30	11	8	11	11	2	2	54	50

Proved Plus Probable	483	463	218	204	110	101	6	6	811	769

(1)
Figures may not add due to rounding.

(2)
Conventional Natural Gas includes immaterial amounts of NGLs.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  49

The following properties each account for approximately 20% or more of total estimated production for 2020.

Proved

•
From Millennium and North Steepbank: 222 mbbls/d of SCO, which represents approximately 29% of total estimated production for 2020.

•
From Firebag: 168 mbbls/d of SCO and bitumen (79 mbbls/d and 89 mbbls/d, respectively), which represents approximately 22% of total estimated production for 2020.

•
From Syncrude: 151 mbbls/d of SCO, which represents approximately 20% of total estimated production for 2020.

Proved Plus Probable

•
From Millennium and North Steepbank: 235 mbbls/d of SCO, which represents approximately 29% of total estimated production for 2020.

•
From Firebag: 180 mbbls/d of SCO and bitumen (84 mbbls/d and 96 mbbls/d, respectively), which represents approximately 22% of total estimated production for 2020.

•
From Syncrude: 165 mbbls/d of SCO from Syncrude, which represents approximately 20% of total estimated production for 2020.

None of the company's Light & Medium Crude Oil production associated with its E&P Canada and Offshore U.K. & Norway assets accounts for 20% or more of the total estimated production for 2020.

Work Commitments

The practice of governments requiring companies to pledge to carry out work commitments in exchange for the right to carry out exploration for and development of hydrocarbons is common, particularly in unexplored or lightly explored regions of the world. The following table shows the estimated values of work commitments Suncor has made in regard to the lands to which it holds rights as at December 31, 2019. These commitments run through 2021 and beyond, and are primarily for conducting seismic programs and drilling exploration wells.

Country/Area ($ millions)	2020	2021	2022+	Total

Canada	—	—	—	—

Other International	—	—	499	499

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices. A description of Suncor's use of such instruments is provided in the 2019 audited Consolidated Financial Statements and related MD&A for the year ended December 31, 2019.

Tax Horizon

In 2019, Suncor was subject to cash tax in the majority of the jurisdictions in which it generates earnings, including earnings related to its Canadian, U.S., U.K. and Libyan production. Based on projected future net earnings, Suncor is expected to be cash taxable on the majority of its earnings in 2020.

50  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Pricing, Marketing and Exporting Crude Oil

The producers of oil are entitled to negotiate sales and purchase agreements directly with oil purchasers. Most agreements are linked to global oil prices. In Canada, oil exporters are also entitled to enter into export contracts. If the term of an export contract exceeds one year for light and medium crude oil or exceeds two years for oil other than heavy crude oil (in either case, to a maximum of 25 years), the exporter is required to obtain an export licence from the Canada Energy Regulator (CER, formerly the National Energy Board). If the term of an export contract does not exceed one year for oil other than heavy crude oil or does not exceed two years for heavy crude oil, the exporter is required to obtain an order from the CER approving such export.

In June 2019, Parliament adopted Bill C-69, an Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts (Bill C-69), which, among other things, established the CER and changed the energy regulatory regime. The changes resulting from Bill C-69 have not materially altered the previous requirements concerning oil exports. However, at this stage, it is not certain whether or when the federal government might issue new or revised regulations that might impact the oil export regime.

Under the North American Free Trade Agreement (NAFTA), Canada is free to determine whether exports of energy resources to the United States or Mexico will be allowed, subject to certain conditions, and provided that any export restrictions do not (i) reduce the proportion of energy resources exported by Canada relative to the total supply of goods exported by Canada as compared to the proportion prevailing in the most recent 36-month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements.

NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports.

In November 2018, Canada, the U.S. and Mexico signed the Canada-United States-Mexico Agreement (CUSMA) with a view to replacing NAFTA. Under CUSMA, Canada will no longer be subject to the proportionality provisions in NAFTA's energy chapter, which should permit the expansion of oil and gas exports beyond the U.S. In addition, CUSMA includes a change to the oil and gas rules of origin that will allow Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. Canada must, however, notify the U.S. of its intention to enter free trade talks with any "non-market economies" under CUSMA, which may include China or other potential importers of Canadian oil and gas exports. Legislatures from each of the three countries must ratify CUSMA according to their own legislative processes before it goes into effect and replaces NAFTA. Legislation implementing the CUSMA was passed by the U.S. House of Representatives and the U.S. Senate on December 19, 2019 and January 16, 2020, respectively, and was signed into law by President Trump on January 29, 2020. In addition, CUSMA was ratified by the Senate of Mexico in June 2019, and will be formally ratified in that country when the President of Mexico announces ratification in the Federal Register of Mexico. Canada's implementation bill was introduced in May 2019 but will need to be re-introduced to Parliament. The timeline for ratification of CUSMA is currently uncertain in Canada.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  51

Royalties and Income Taxes

Canada

The royalty regime is a significant factor in the profitability of SCO, bitumen, crude oil, NGLs and natural gas production. Royalties on production from lands other than Crown lands are determined by negotiations between the mineral freehold owner and the lessee. Crown royalties are determined by governmental regulation or by agreement with governments in certain circumstances, which are subject to change as a result of numerous factors, including political considerations.

For a discussion of the royalties in Alberta and Newfoundland and Labrador, refer to the Narrative Description of Suncor's Businesses section of this AIF.

The Canadian federal corporate income tax rate levied on taxable income for 2019 was 15% for active business income, including resource income. The average provincial income tax rate for Suncor in 2019 was approximately 11.74%.

On May 28, 2019, the Alberta government substantively enacted legislation to effect a staged reduction to the corporate income tax rate. The legislation decreases the corporate income tax rate from 12% to 8% as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021 and 8% effective January 1, 2022. The reduction in the Alberta corporate income tax rate resulted in a reduction to Suncor's blended provincial income tax rate in 2019 as well as a $1.1 billion reduction to Suncor's consolidated deferred income tax liability.

Other Jurisdictions

Operations in the U.S. are subject to the U.S. federal tax rate of 21% and the effective rate for state taxes is approximately 1.6%, resulting in a total U.S. income tax rate of approximately 22.6%.

Operations in the U.K. are subject to a tax rate of 40%, made up of the corporate income tax rate and the supplemental charge. In Norway, operations are subject to a tax rate of 78%.

Amounts presented in Suncor's 2019 audited Consolidated Financial Statements as royalties for production from the company's Libya operations are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor's working interest in the particular project and the net revenue attributable to Suncor under the terms of the respective EPSAs. All government interests in these operations, except for income taxes, are presented as royalties.

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

In many other international jurisdictions, including the ones in which Suncor has operations, crude oil and natural gas are most commonly owned by national governments that grant rights in the form of exploration licences and permits, production licences, PSCs and other similar forms of tenure. In all cases, Suncor's right to explore, develop and produce crude oil and natural gas is subject to ongoing compliance with the regulatory requirements established by the relevant country.

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

52  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

In addition to the specific requirements outlined above, Suncor anticipates that future amendments to environmental laws will result in the imposition of additional requirements on companies operating in the energy industry.

A number of statutes, regulations and governance frameworks pertaining to environmental regulation are currently under development and, in some cases, proposed amendments have been issued by the provincial regulators that oversee oil sands development for comment by industry. These statutes, regulations and frameworks relate to issues such as tailings management, water use, biodiversity, air emissions including methane emissions reduction, and land use. The company is committed to working with the appropriate regulatory bodies as they develop new policies, and to fully complying with all existing and new statutes, regulations and frameworks as they apply to the company's operations.

In general, the impact of current and future environmental laws and regulations on the company's business and operations, including laws and regulations relating to climate change, remains uncertain. It is not possible to predict the nature of any future legislative requirements, including those currently set out in the Impact Assessment Act and the Canadian Energy Regulator Act, or the impact the future requirements will have on the company and its business, financial condition and results of operations. Suncor continues to actively work to mitigate the company's environmental impact, including taking action to reduce GHG emissions intensity, installing new emissions abatement equipment, investing in renewable forms of energy, such as wind power and biofuels, undertaking land reclamation activities, investing in environmentally focused research and development, and working to advance other environmental technologies. Refer to the Narrative Description of Suncor's Businesses – Oil Sands – New Technology section of this AIF.

Recent developments in environmental regulation and related government initiatives have had an impact on many areas important to Suncor's operations, some of which are summarized in the following subsections.

Climate Change

Suncor operates in many jurisdictions that regulate, or have proposed to regulate, industrial GHG emissions. Suncor is committed to fully complying with existing regulations and will continue to constructively engage the appropriate governmental bodies in meaningful dialogue to harmonize regulations focused on achieving actual reduction goals and sustainable resource development across jurisdictions where Suncor owns and operates assets.

As part of its ongoing business planning, Suncor estimates future costs associated with CO2 emissions in its operations and in the evaluation of future projects. These estimates use the company's outlook for the carbon price under current and pending GHG regulations which are used in conjunction with other tools to test the company's business strategy against a range of policy designs. Currently, Suncor applies Provincial and Federal carbon regimes and a price of $30 per tonne of CO2e which steadily increases to approximately $100 per tonne of CO2e in 2040 as part of its base case evaluations. The company expects that GHG emissions regulation will continue to evolve with a carbon price that weighs economic, environmental and energy security objectives. Suncor will continue to review the impact of future carbon-constrained scenarios (and changing carbon pricing) on its business strategy.

Environmental regulations and initiatives related to climate change and GHG emissions are described below.

International Climate Change Agreements

The goals of the Paris Agreement on climate change, an agreement within the United Nations Framework Convention on Climate Change that came into force on November 4, 2016, are to prevent the global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. Pursuant to the Paris Agreement, the Government of Canada set a goal to reduce GHG emissions economy-wide by 30% below 2005 levels by 2030. The federal government has also signalled its intentions to introduce legislation that will commit Canada to a net-zero emissions goal by 2050.

Canadian Federal GHG Regulations

Enacted and Effective

In furtherance of its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change (PCF) in 2016 to meet Canada's emissions target while enabling economic growth.

Under the PCF, the federal government requires all provinces and territories to have a carbon price, starting at $20 per tonne of CO2e in 2019 and rising by $10 per year to $50 per tonne of CO2e in 2022. Jurisdictions can implement: (i) an explicit price-based system (such as the carbon tax adopted by British Columbia), (ii) the carbon levy and performance-based emissions system (adopted in Alberta), or (iii) cap-and-trade system (which has been adopted in Quebec). Within these programs, provinces have discretion to manage competitiveness of their energy intensive trade-exposed industries. The provincial carbon pricing initiatives applied in Alberta, British Columbia, Quebec, Ontario, and Newfoundland and Labrador and their impact on Suncor are described in the Canadian Provincial GHG Regulations section below.

The 2018 federal Greenhouse Gas Pollution Pricing Act (GGPPA) establishes the federal carbon price on GHG emissions applicable as of January 2019. The GGPPA reinforces the approach taken in the PCF and is only

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  53

intended to serve as a regulatory carbon pricing "backstop" to any province or territory that requests it, or to those jurisdictions that have not otherwise implemented a compliant provincial or territorial carbon pricing regime. The GGPPA consists of two parts: (1) an economy-wide consumer carbon levy on the use and combustion of fossil fuels; and (2) an Output Based Pricing System (OBPS) applied to heavy industrial sectors that face international competition.

Under Development

In addition to GGPPA's carbon pricing "backstop", a Clean Fuel Standard (CFS) is being developed by the federal government with the objective of achieving annual reductions of 30 Mt of CO2e emissions by 2030. The CFS will be implemented under the Canadian Environmental Protection Act (CEPA). When implemented, it is expected that the CFS will require reductions in the carbon intensity of the fuels supplied into Canada, based on a new life cycle analysis model under development by the federal government. The approach is not expected to differentiate between crude oil produced in or imported into Canada. CFS is expected to apply to a broad suite of fuels used in transportation, industry, homes and buildings. The CFS regulations are being developed in stages, based on the class of fuel, and are expected to be finalized and enacted between 2022-23. Until such regulations are published, the company is unable to predict the impact, if any, that CFS will have on its business.

Canadian Provincial GHG Regulations

Alberta

Carbon Competitiveness Incentive Regulation (CCIR)

From January 1, 2018 until December 31, 2019, the applicable Alberta legislation was the CCIR. Under the CCIR, regulated facilities (which included Suncor's Oil Sands Base operations, Firebag, MacKay River, Fort Hills and the Edmonton refinery) were incented to reduce GHG emissions through improving performance by establishing product-based performance standards (also called output-based allocations) across all industries.

Suncor's compliance cost under the CCIR for the 2018 compliance year was $47 million in respect of its owned and operated properties. The 2018 compliance cost for Syncrude was $26 million, net to Suncor.

The 2019 compliance cost for all Suncor's owned and operated Alberta assets was $87 million and $21 million, net to Suncor, for Syncrude, respectively. Fort Hills remained exempt from compliance costs as a "new facility" under the CCIR until the end of 2019.

In addition to the regulations under the CCIR, the Alberta Oil Sands Emissions Limit Act (the OSELA) sets a limit of 100 Mt of CO2e per year in the oil sands sector, excluding emissions from cogeneration and new upgrading capacity, allowing for continued growth and development while the sector works to accelerate emissions reduction technologies and operational optimization. Current oil sands emissions in Alberta are estimated to be 71 Mt per year, including existing upgrading capacity, but excluding cogenerated electricity sold to the Alberta power grid. The mechanics of implementation and enforcement of the OSELA remain under review by the Government of Alberta and, therefore, it is not yet possible to predict the long-term impact on Suncor.

Technology Innovation and Emissions Reduction Implementation Act (TIER)

On October 29, 2019, the Government of Alberta introduced TIER, which includes new carbon pricing legislation for large industrial emitters. TIER came into force on January 1, 2020, replacing CCIR. TIER meets the federal government's stringency benchmark criteria for large industrial emitters for 2020. As a result, the federal output-based carbon pricing system applicable to large industrial emitters, described under GGPPA, will not apply to Alberta. TIER applies to large industrial facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year which, for Suncor, includes Oil Sands Base, Firebag, MacKay River, Fort Hills and the Edmonton refinery. Such facilities will be required to reduce emissions by 10% starting in 2020 with a further 1% per year reduction thereafter. Failure to meet emissions reduction targets results in being assessed at the prevailing carbon price. The carbon price under TIER will remain unchanged from the CCIR price of $30 per tonne of CO2e.

Electricity generators will continue to be subject to the existing "good-as-best-gas" standard of 370 tonnes of CO2e per GWh. Currently, Suncor's facilities are more efficient than the electricity standard and therefore earn credits.

Under TIER, each of Suncor's facilities is required to comply with the least stringent of either: (1) a facility-specific benchmark based on the average historical performance of that facility between 2013-15; or (2) a high-performance benchmark. All of Suncor's operations fall under the facility-specific benchmark. The high-performance benchmark is a product-specific, high-performance benchmark reflecting emissions intensity of high performance in a sector (calculated as average emissions intensity of the top 10% of facilities). Under TIER, facilities emitting over their prescribed benchmarks will be subject to a compliance obligation, while facilities emitting under their respective benchmarks will be able to generate Emissions Performance Credits (EPCs) and offset credits. Suncor will continue to generate such credits from its cogeneration and renewable energy assets.

Compared to CCIR, TIER is expected to result in lower compliance costs to Suncor. The 2020 estimated compliance cost for all of Suncor's owned and operated Alberta assets is $30 million, and $26 million, net to Suncor, for Syncrude.

54  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Effective as of January 1, 2020, the federal fuel charge under GGPPA will apply to Alberta consumers as a $20 per tonne of CO2e carbon levy on GHG emissions resulting from the combustion of fossil fuels for heating and transportation.

British Columbia

The Province of British Columbia enacted a consumption-based carbon tax in 2008. The purchasers or users of fuels pay the carbon tax, which is collected by Suncor and forwarded onto the government. The tax was $40 per tonne of CO2e in 2019 and will rise to $45 per tonne of CO2e in 2020 and $50 per tonne of CO2e in 2021.

Quebec

Implemented in 2013, Quebec's cap and trade system for greenhouse gas emissions allowances applies to companies in the industrial and electricity sectors that emit 25,000 Mt or greater of CO2e per year. Quebec's cap-and-trade system is linked to the Western Climate Initiative (WCI), an organization set up to help member states in the U.S. and Canadian provinces execute their cap-and-trade systems. Allowances and offsets are fungible across the WCI. In Quebec, emitters are required to either reduce their emissions or purchase eligible compliance mechanisms to cover their emissions above a specified cap. The cap and the allocation of free allowances are established by the Province. Suncor's Montreal refinery is subject to stationary emissions, and associated transportation end-users are subject to Quebec's cap-and-trade system.

For the 2018 and 2019 compliance years, the cost of compliance for the Montreal refinery was $1.2 million and $2 million, respectively. The 2020 estimated compliance cost attributed to the Montreal refinery's stationary emissions is $1.7 million. Compliance costs associated with end-user emissions arising from transportation fuels consumption are passed through to the customer at the time of purchase.

Ontario

Enacted and Effective

Effective January 1, 2018, Ontario formally launched its cap-and-trade system under WCI. Due to a change in government, the program was effectively cancelled July 3, 2018. This was finalized by the passage of Bill 4, Cap and Trade Cancellation Act effective October 31, 2018. As a result, Ontario became subject to the two-part federal government GGPPA program in 2019. Pursuant to the program, facilities that generate more than 25,000 tonnes of GHG emissions per year (including Suncor's Sarnia refinery and St. Clair ethanol plant) are subject to the Output Based Pricing System (OBPS). In addition, the federal carbon levy was applied to the combustion of all fossil fuels by consumers in Ontario. Similar to Quebec, costs attributed to the carbon levy on emissions from transportation fuels are passed through to the customer. Carbon prices pursuant to both aspects of the GGPPA program were $20 per tonne of CO2e in 2019 and $30 per tonne of CO2e in 2020.

For the 2018 and 2019 compliance year, the cost of compliance under the WCI and OBPS for the Sarnia refinery was $3.1 million and a credit of $0.43 million, respectively. For the St. Clair ethanol plant, the cost of compliance under the WCI and OBPS was nil and $0.75 million, respectively. The 2020 estimated compliance costs attributed to the Sarnia refinery and the St. Clair ethanol plant are nil and $1 million, respectively.

Under Development

Since the federal government's GGPPA program has been in place, the Government of Ontario has proposed an Emissions Performance Standards (EPS) that would be a "made in Ontario" carbon pricing system for large emitters. However, the federal government has indicated that Ontario will remain under the GGPPA program until the federal government conducts a countrywide review of provincial and territorial programs in 2022.

Newfoundland and Labrador

Enacted and Effective

Newfoundland and Labrador's carbon pricing program is a hybrid system comprised of performance standards for large industrial facilities, including large-scale electricity generation, plus a consumer carbon tax on transportation, building fuels, and other fuels combusted in the province. Performance standards for large industrial facilities are legislated under the Management of Greenhouse Gas Act (MGGA) and associated regulations, which apply to all facilities that emit 15,000 tonnes of CO2e or more per annum and therefore applies to Terra Nova, Hibernia, White Rose, and Hebron. Consistent with the federal carbon pricing scheme, the Newfoundland and Labrador carbon price started in 2019 at $20 per tonne of CO2e and increased to $30 per tonne of CO2e for 2020.

For 2019, onshore facilities are assigned an annual GHG reduction target equal to 6% below the facility's 2016-17 historical average emissions-to-output ratio. The target increases by 2% per year until the reduction target reaches 12% in 2022. To protect the competitiveness of offshore petroleum facilities, each regulated facility will be assigned the same percentage reductions to its average emissions level, excluding federally regulated emissions for methane from venting and fugitive emissions. Consistent with the government's Advance 2030 initiative to encourage oil and gas development in the province, mobile offshore drilling unit activities related to exploration are exempt from the calculation for the unit's annual GHG reduction target.

The 2019 compliance cost attributed to the company's operated E&P Canada assets (Terra Nova), located offshore Newfoundland and Labrador, was $2.3 million. For 2020, the

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  55

forecast compliance cost is nil due to a planned maintenance turnaround program at Terra Nova.

Under Development

The MGGA also contemplates the establishment of a fund for energy efficient and clean technology through compliance payments made by industrial emitters. This is expected to support technology and innovation as well as provide flexible compliance options and protect the competitiveness of energy-intensive, trade-exposed sectors such as the province's offshore petroleum sector. Large industrial emitters, which include the offshore petroleum sector, account for approximately 43% of the province's current emissions.

U.S. GHG Regulations

Enacted and Effective

The U.S. Environmental Protection Agency (U.S. EPA) has established a rule mandating that all large facilities (defined as facilities emitting greater than 25,000 tonnes of CO2e per year, which includes Suncor's refinery in Commerce City, Colorado) must report their GHG emissions.

In 2019, the State of Colorado passed a suite of energy and climate change related legislation that includes, but is not limited to, setting statewide targets to reduce 2025 GHG emissions by at least 26%; 2030 GHG emissions by 50%; and 2050 GHG emissions by 90%, using a 2005 baseline year. The legislation also includes rules to reduce emissions from the oil and gas sector, including the potential introduction of a low-carbon fuel standard, requirements to monitor, measure, report and forecast stationary emissions from large industrial facilities, and leak detection and repair as well as transitioning Colorado's electricity system to become 80% renewable by 2030 and 100% renewable by 2040. The outcome of these changes in approach to GHG emissions is currently unclear and the impact on Suncor, including its Commerce City, Colorado refinery, is unknown at this time.

Under Development

The mandate of the U.S. EPA is under review by the current administration. In June 2017, the withdrawal of the U.S. from the Paris Agreement was announced, with the current administration commencing formal proceedings to withdraw the U.S. from the Paris Agreement in November 2019. The current administration has also overturned a number of regulations promulgated by previous administrations intended to monitor or restrict climate change.

Notwithstanding the above, the United States Climate Alliance, a network consisting of the governors of 24 states, which include Colorado, remain committed to advancing efforts to address climate change through policies that encourage investment in clean energy, energy efficiency and climate resilience. Suncor continues to monitor these developments and constructively participate where appropriate.

International Regulations

The European Union Emissions Trading Scheme (EU ETS) applies to Suncor's non-operated offshore U.K. and Norway assets. The EU ETS requires that member countries set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase III of EU ETS includes a transition from free allocation to auctioning allowances.

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

The management frameworks established under LARP formalize a number of regulatory tools used by the government to manage environmental aspects of oil sands development, including cumulative environmental effects of management on a regional scale. As a result, LARP may require Suncor and Syncrude to have greater participation in the overall evaluation of environmental issues and emissions in the Lower Athabasca region. The frameworks established under LARP include the following:

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

•
Surface Water Quality Management Framework (SWMF-Quality). The SWMF-Quality provides a basis with which to monitor and manage long-term, cumulative changes in water quality within the Lower Athabasca River. The SWMF-Quality includes quality limits and triggers for various indicators, based on existing Alberta, Canadian Council of Ministers of the Environment, Health Canada and U.S. EPA guidelines. Regulatory

56  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  actions will occur when triggers or limits are reached or exceeded.

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

•
Tailings Management Framework for Mineable Athabasca Oil Sands (TMF). The TMF provides oil sands mining operations with direction regarding the management of fluid tailings volumes during and after mine operation in order to manage and mitigate liability and environmental risk resulting from the accumulation of fluid tailings on the landscape. It is anticipated that the TMF will result in technological innovations in tailings management and reduce the overall volumes of fluid tailings associated with oil sands mining and extraction. As a part of the implementation of the TMF, the AER finalized the Tailings Directive in October 2017. The Tailings Directive follows TMF guidance by requiring fluid tailings inventory triggers and a limit, as well as management actions such as a compliance levy and financial security through the Mine Financial Security Program (MFSP), to support the overarching objective of minimizing fluid tailings accumulation while balancing environmental, social and economic needs. The amount of any financial management actions, including compliance levies, and financial bonds through the MFSP have yet to be set. As such, it is not possible to predict what impact financial management actions imposed pursuant to the Tailings Directive could have on Suncor at this time.

  Suncor is committed to reclaiming and remediating lands affected by its operations. Suncor has improved its tailings management efforts and became the first company to reclaim an oil sands tailings pond, convert a second to a fluid tailings treatment area, and make another pond trafficable with coke capping. Under the TMF, updated tailings management plans have been submitted and approved for Oil Sands Base (2017), Syncrude Aurora North (2018), Syncrude Mildred Lake (2019), and Fort Hills (2019).

  Another component identified in the TMF is integrated water management. In order to support successful closure and reclamation, water quantity must be reduced and quality must be managed.

Dam Integrity

The Government of Alberta has a rigorous and stringent regulatory system to manage dams within the province. In December 2018, the Water (Ministerial) Regulation was updated and includes new dam regulatory requirements. The primary purpose of these updates is to address regulatory requirements for in-stream dams (i.e., hydroelectric) requirements. However, these new requirements will also apply to all dams in Alberta, including off-stream dams (i.e., tailings dams).

Throughout 2019, the AER developed regulatory tools to provide guidance for how these new requirements apply to tailings facilities that are regulated by the AER, including oil sands tailings dams. The AER released Manual 019: Decommissioning, Closure, and Abandonment of Dams at Energy Projects (Manual 019) in January 2020, which explains how existing regulatory requirements pertaining to the decommissioning, closure, and abandonment of dams will be assessed and enforced by the AER rather than introducing any new requirements. These regulations are supplemented by Suncor's internal programs which are designed to provide additional oversight in accordance with industry best practices. The provincial dam integrity program may result in additional costs associated with monitoring, planning and measurements in addition to or in advance of current plans. Given the recent release of Manual 019, ongoing uncertainty about how the new regulations will apply to oil sands facilities may result in delay in regulatory approvals for facilities being reviewed under the new requirements.

Reclamation

The Government of Alberta's MFSP accounts for the environmental liability associated with the suspension, abandonment, remediation and surface reclamation of oil

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  57

sands mines and plant sites. The MFSP requires a base amount of security for each project. Suncor has provided this security in the form of letters of credit and is in compliance with the MFSP. Additional security may be required under other conditions, such as failure to meet current reclamation plans, or when the estimated remaining production life of the mine reaches certain levels; however, Suncor has not been required to provide any additional security to date. The MFSP has been designed by the Government of Alberta to include a periodic review of the program to ensure it is functioning properly and provides early warning of any potential risks of a tailings management action specific to the TMF. It is expected that revisions to the MFSP will be completed between 2020 to 2023.

Oil Sands Monitoring

In 2012, Canada and Alberta adopted the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring (Monitoring Plan). The intent of the Monitoring Plan is to provide scientifically rigorous, comprehensive, integrated and transparent environmental monitoring, including an improved understanding of the cumulative environmental impact of oil sands development. The total cost to the oil sands industry of enhanced monitoring under the Monitoring Plan has been estimated at approximately $50 million per year. The 2019 annual cost to Suncor under the Monitoring Plan is estimated to be approximately $11 million, including Suncor's net share of Syncrude compliance costs.

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

58  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and power are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (including the mandatory production curtailments recently imposed by the Government of Alberta), decisions by OPEC to not impose quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  59

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation, and maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

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

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

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

•
Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

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

60  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, environmental impact assessments and public hearings, government intervention and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and Indigenous consultation requirements as well as increased political involvement. The federal government's Impact Assessment Act (formerly Bill C-69) also came into force in August 2019 and will impact the manner in which large energy projects are approved. This development could also lead to significant delays and additional compliance costs, and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance, permit approvals, and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions section of this AIF.

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

Greenhouse Gas Emissions and Targets

Among other sustainability goals, Suncor has committed to reducing the total GHG emissions intensity of its oil and gas petroleum products by 30% by 2030 (based on a 2014 baseline year). Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 total emissions reduction target is subject to numerous risks and uncertainties and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, develop and deploy new technologies, invest in low-carbon power and transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets or goals on the current timelines, or at all.

In addition, achieving our GHG emission reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, which differences may be material. In addition, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions-intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  61

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

For Suncor's Oil Sands business, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

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

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for, formulation or quality of the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs, which may not be recoverable in the marketplace and which may result in current operations or growth projects becoming less profitable or uneconomic. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and resources, and any delay in or failure to identify and develop such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its products, and could result in delayed development, stranded assets or the company being unable to further develop its resources. The complexity, breadth and velocity of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company may rise as a result of growth. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact

62  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

on Suncor. However, such impact could be material. Refer to the Industry Conditions – Environmental Regulation – Climate Change – Canadian Provincial GHG Regulations (Alberta) section of this AIF.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, the Tailings Directive and updates to the dam regulations including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions – Environmental Regulation – Land Use and Dam Integrity section of this AIF.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment, which is not currently permitted for oil sands mines under existing laws. There is no certainty as to when regulations authorizing such water release would be enacted, the content of any such regulations, and the ability of and timing for the company to obtain the required approvals under such regulations to permit such water release. The absence of effective government regulations in this area could impact the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  63

equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Although the full impact of the policy on Suncor is not yet fully known, certain Suncor operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cyber security program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyber attack to, or breach of, its information technology and infrastructure.

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

64  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  commodity prices were to decline and stay at low levels for an extended period;

•
The complexity and diversity of Suncor's portfolio, including joint venture assets;

•
The accuracy of project cost and schedule estimates, as actual costs and schedules for major projects can vary from estimates, and these differences can be material;

•
The availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas;

•
The inability or unwillingness of third-party vendors, contractors or service providers to provide materials, equipment, personnel and services of necessary quality in the timelines anticipated and at the agreed upon cost;

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

Technology Risk

There are risks associated with sustainability, growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. The establishment of the Transformation Management Office to support Suncor's digital transformation is expected to assist with the transformation, but there is still a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  65

and/or capital commitments with respect to projects that are being jointly developed.

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

Exchange Rate Fluctuations

The company's 2019 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil, natural gas and petroleum products are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also owes a portion of its debt in U.S. dollars. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2019, the Canadian dollar strengthened in relation to the U.S. dollar to $0.77 from $0.73 at the start of 2019. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates when derivative instruments are used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

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

66  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  67

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

•
Loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection, and geopolitical and other political risks;

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

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and the company's ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that the company may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce and changing skillsets as technology continues to evolve adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee

68  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

associations. Approximately 31% of the company's employees were covered by collective agreements at the end of 2019. Negotiations for new collective agreements are in progress for two facilities across the company. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, in recent years, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Indigenous Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution". At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Indigenous Peoples.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact may be material.

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

Trade Risk Relating to CUSMA

If CUSMA is ratified, Canada will no longer be subject to the proportionality provisions in NAFTA's energy chapter, enabling Canada to expand oil and gas exports beyond the U.S. Further, a change to the oil and gas rules of origin under CUSMA will allow Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. Canada must, however, notify the U.S. of its intention to enter into free trade talks with any "non-market economies" under CUSMA, which may include China or any other importers of Canadian oil and gas exports. Although CUSMA has been signed, Canada has yet to ratify CUSMA according to its legislative processes before it goes into effect and replaces NAFTA. The outcome of the ratification process in Canada is not complete and is therefore uncertain. If CUSMA is not ratified and adopted by all three countries, the sale and transportation of Suncor's products within North America could be affected in a manner which could negatively impact Suncor's business, financial condition and results from operations.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce,

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  69

or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

DIVIDENDS

The Board of Directors has established a practice of paying dividends on Suncor's common shares on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to legislative requirements, the company's financial position, financing requirements for growth, cash flow and other factors. The Board approved a quarterly dividend of $0.32 per common share in each quarter of 2017, a quarterly dividend of $0.36 per common share in each quarter of 2018 and a quarterly dividend of $0.42 per common share in each quarter of 2019. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Year ended December 31	2019	2018	2017

Cash dividends per common share ($)	1.68	1.44	1.28

70  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

DESCRIPTION OF CAPITAL STRUCTURE

The company's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at December 31, 2019, there were 1,531,873,743 common shares issued and outstanding. To the knowledge of the Board of Directors and executive officers of Suncor, no person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the company. The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share, on a pro rata basis, in all distributions of such assets.

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

The following table shows the ratings issued for Suncor Energy Inc. by the rating agencies noted herein as of February 26, 2020. The credit ratings are not recommendations to purchase, hold or sell the debt securities in as much as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely at any time by a rating agency in the future if, in its judgment, circumstances so warrant.

	Senior Unsecured(1)	Outlook	Canadian Commercial Paper Program	U.S. Commercial Paper Program

Standard & Poor's (S&P)	A-	Stable	A-1 (low)	A-2

Dominion Bond Rating Service (DBRS)	A (low)	Stable	R-1 (low)	Not rated

Moody's Investors Service (Moody's)	Baa1	Stable	Not rated	P-2

(1)
The Senior Unsecured debt of Suncor Energy Ventures Corporation, a wholly owned subsidiary of Suncor, which indirectly owns a 36.74% ownership in the Syncrude joint operation previously owned by COS (refer to Intercorporate Relationships), is rated A- (Stable) by S&P and Bal (Stable) by Moody's. DBRS does not issue a separate credit rating for Suncor Energy Ventures Corporation.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  71

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

72  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

MARKET FOR SECURITIES

Suncor's common shares are listed on the TSX in Canada and on the NYSE in the U.S. The price ranges and the volumes traded on the TSX for the year ended December 31, 2019 are as follows:

TSX

	Price Range (Cdn$)		Trading Volume

	High	Low	(000s)

2019

January	43.28	37.28	81 482

February	45.67	42.04	74 784

March	46.50	43.18	102 392

April	46.00	43.11	64 879

May	44.38	40.78	78 464

June	42.27	40.03	72 834

July	42.77	37.54	56 307

August	39.14	36.32	75 624

September	43.34	37.56	95 063

October	42.11	38.05	54 710

November	42.99	39.16	78 455

December	43.16	40.71	78 648

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see the Share-Based Compensation note to the 2019 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR at www.sedar.com.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  73

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following individuals are directors of Suncor on the date hereof. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Patricia M. Bedient(3)(4) Washington, U.S.	Director since 2016 Independent	Patricia Bedient retired as executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Mel E. Benson(1)(2) Alberta, Canada	Director since 2000 Independent	Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations and corporate negotiations and is currently a director at Tectonic Metals Inc., a mineral exploration company. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame and received the lifetime achievement award, and he has previously received the Indspire Award for Business.

74  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

John D. Gass(1)(4) Florida, U.S.	Director since 2014 Independent	John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Company. He is also a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Dennis Houston(1)(2) Texas, U.S.	Director since 2018 Independent	Dennis Houston served as executive vice president of ExxonMobil Refining & Supply Company, chairman and president of ExxonMobil Sales & Supply LLC and chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years' experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited and GasLog Ltd. Mr. Houston holds a bachelor's degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council – Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  75

Mark Little Alberta, Canada	Director since 2019 Non-independent, management	Mark Little is president and chief executive officer of Suncor. He previously served as the company's president and chief operating officer before being appointed to his current position in May 2019. His past roles include serving as president of Suncor's upstream organization with responsibility for all of Suncor's operated and non-operated oil sands, in situ, conventional exploration and production assets worldwide, as well as executive vice president, Oil Sands and senior vice president, International and Offshore. Mr. Little was also senior vice president, Integration, following Suncor's merger with Petro-Canada and senior vice president, Strategic Growth and Energy Trading. In these roles, Mr. Little's accountabilities have spanned from operations in the Wood Buffalo region to operations in offshore East Coast Canada, the North Sea, and international onshore operations in Latin America, North Africa and the Near East, where he oversaw significant improvements in efficiency and performance, as well as portfolio growth. Before joining Suncor, Mr. Little led the development of oil sands projects for a major international energy company. His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading. Mr. Little has been active in industry and the community, serving as chair of the board of directors of Syncrude Canada and as a member of Energy Safety Canada until 2018. Mr. Little also was chair of the Oil Sands Safety Association prior to its merger into Energy Safety Canada. Having played an integral role in the signing of agreements with the Fort McKay and Mikisew Cree First Nations relating to Suncor's East Tank Farm, he has actively promoted the partnership as a model for future energy development with Indigenous communities. He is a current member of the Canadian Association of Petroleum Producers, where he also serves as a member of the Executive Committee and Oil Sands CEO Council. He has co-chaired the Canadian Council of Aboriginal Business' procurement initiative and is a past board member of Accenture Global Energy. Mr. Little holds degrees in both computer science from the University of Calgary and applied petroleum engineering technology from SAIT, and is a graduate of the advanced management program at Harvard Business School.

76  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Brian MacDonald(3)(4) Florida, U.S.	Director since 2018 Independent	Brian MacDonald was the president and chief executive officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries from 2016 to November 2018. Prior to joining CDK Global, Inc., Mr. MacDonald served as chief executive officer and president of Hertz Equipment Rental Corporation, and served as interim chief executive officer of Hertz Corporation. Mr. MacDonald previously served as president and chief executive officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco Inc., where Mr. MacDonald had served as chairman, president and chief executive officer. He was the chief financial officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for ComputerSciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK LGlobal, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor's of science, with a concentration in chemistry, from Mount Allison University.

Maureen McCaw(2)(3) Alberta, Canada	Director since 2004 (Petro-Canada 2004 to July 31, 2009) Independent	Maureen McCaw was most recently executive vice-president of Leger Marketing, Canada's largest privately held market research firm and formerly president of Criterion Research, a company she founded. Ms. McCaw currently serves as a director of the Francis Winspear Centre for Music and the Edmonton Symphony Orchestra and the Nature Conservancy of Canada. Ms. McCaw has previously served on a number of boards of directors including as chair of the CBC Pension Plan board of trustees, the Edmonton International Airport and the Edmonton Chamber of Commerce. Ms. Caw has also served on the board of directors of the Canadian Broadcasting Corporation. Ms. Caw holds a bachelor of arts degree in economics from the University of Alberta, completed Columbia Business School's executive program in financial accounting and earned an ICD.D certification from the Institute of Corporate Directors.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  77

Lorraine Mitchelmore(2)(3) Alberta, Canada	Director since 2019 Independent	Lorraine Mitchelmore has over 30 years' international oil and gas industry experience. She most recently served as President and CEO for Field Upgrading, a private equity backed fuel upgrading technology company. Prior to Field Upgrading, she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009. Prior to joining Shell, she worked with Petro-Canada, Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore has been a director of the Bank of Montreal since 2015 and has served on the Boards of Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor's of science in geophysics from Memorial University of Newfoundland, a master's of science in geophysics from the University of Melbourne, Australia and a MBA from Kingston Business School in London, England.

Eira M. Thomas(1)(4) Chiswick, United Kingdom	Director since 2006 Independent	Eira Thomas is a Canadian geologist with over 25 years of experience in the Canadian diamond business. She is currently the chief executive officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as chief executive officer and a director of Kaminak Gold Corporation, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Ms. Thomas graduated from the University of Toronto with a bachelor of science degree. Her awards and recognition include: "Canada's Top 40 under 40" by the Caldwell Partners and Report on Business magazine; selected as one of "Top 100 Canada's Most Powerful Women"; and one of only four Canadians in 2008 to be named to the "Young Global Leaders" by the World Economic Forum.

Michael M. Wilson Alberta, Canada	Director since 2014 Independent	Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada and Celestica Inc.

(1)
Human Resources and Compensation Committee

(2)
Environment, Health, Safety and Sustainable Development Committee

(3)
Audit Committee

(4)
Governance Committee

78  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

Executive Officers

The following individuals are the executive officers of Suncor:

Name	Jurisdiction of Residence	Office

Mark Little	Alberta, Canada	President and Chief Executive Officer

Alister Cowan	Alberta, Canada	Chief Financial Officer

Bruno Francoeur	Alberta, Canada	Chief Transformation Officer

Mike MacSween	Alberta, Canada	Executive Vice President, Upstream

Steve Reynish	Alberta, Canada	Executive Vice President, Strategy & Operations Services

Kris Smith	Alberta, Canada	Executive Vice President, Downstream

Martha Hall Findlay(1)	Alberta, Canada	Chief Sustainability Officer

Paul Gardner	Alberta, Canada	Chief People Officer

Arlene Strom	Alberta, Canada	Chief Legal Officer and General Counsel

(1)
Effective January 6, 2020.

All executive officers have held positions with Suncor over the past five years with the exception of Martha Hall Findlay who, immediately prior to joining Suncor in 2019, was President and Chief Executive Officer of the Canada West Foundation.

As at February 21, 2020, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, 398,419 common shares of Suncor, which represents 0.03% of the outstanding common shares of Suncor.

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

(a)
is, or has been within the last 10 years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (i) Mr. Benson, who was a director of Winalta Inc. (Winalta) when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May 2013, and (ii) Mr. Gass who was a director of Weatherford International plc (Weatherford) when it underwent a financial restructuring under chapter 11 of the U.S. Bankruptcy Code which was initiated on July 1, 2019. Mr. Gass ceased to be a director of Weatherford on December 13, 2019; or

(b)
has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of Suncor, or any of their respective personal holding companies, nor any shareholder holding a sufficient number of securities to affect materially the control of Suncor, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  79

AUDIT COMMITTEE INFORMATION

The Audit Committee Mandate is attached as Schedule "A" to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of Ms. Bedient (Chair), Mr. MacDonald, Ms. McCaw and Ms. Mitchelmore. All members are independent and financially literate. The education and experience of each member that has led to the determination of financial literacy is described in the Directors and Executive Officers section of this AIF.

For the purpose of making appointments to the company's Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the requirements of being an Audit Committee Financial Expert (as defined below) as determined in the judgment of the Board of Directors. The Audit Committee Financial Experts on the Audit Committee are Ms. Bedient and Mr. MacDonald.

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

80  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

Fees Paid to Auditors

Fees paid or payable to the company's current auditors, KPMG LLP, in 2019 and to the company's predecessor auditors, PricewaterhouseCoopers LLP, in 2018 are as follows:

($ thousands)	2019	2018

Audit Fees	4 350	5 016

Audit-Related Fees	410	449

Tax Fees	—	—

All Other Fees	—	15

Total	4 760	5 480

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  81

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings in respect of which Suncor is or was a party, or in respect of which any of the company's property is or was the subject during the year ended December 31, 2019, nor are there any such proceedings known by the company to be contemplated, that involve a claim for damages exceeding 10% of the company's current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2019, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2019.

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

MATERIAL CONTRACTS

During the year ended December 31, 2019, Suncor did not enter into any contracts, nor are there any contracts still in effect, that are material to the company's business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

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

Following the completion of a tender process in 2018, the Board (on the recommendation of the Audit Committee) approved the appointment of KPMG LLP as Suncor's auditor effective March 1, 2019. Pricewaterhouse Coopers LLP, the predecessor auditor, at the request of the company, resigned as auditor of the company effective March 1, 2019.

The company's independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated February 26, 2020 in respect of the company's Consolidated Financial Statements, which comprise the Consolidated Balance Sheets as at December 31, 2019 and the Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the year ended December 31, 2019, and the related notes, and the report on internal control over financial reporting as at December 31, 2019. KPMG LLP has advised that they are independent with respect to the company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the United States Securities and Exchange Commission (SEC).

The company's predecessor independent auditors were Pricewaterhouse Coopers LLP, who were the auditors for the company for the year ended December 31, 2018. As of February 28, 2019 and throughout the period covered by the financial statements upon which they reported, PricewaterhouseCoopers LLP were independent with respect to the company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

82  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

The company has disclosed in its 2020 management proxy circular, which is available on Suncor's website at www.suncor.com, significant areas in which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Suncor's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the company's most recent management proxy circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Suncor's 2019 audited Consolidated Financial Statements and in the MD&A.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  83

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

Forward-looking statements in this AIF include references to:

Suncor's strategy, business plans and expectations about projects, the performance of assets, production volumes, and capital expenditures, including:

•
Expectations about the West White Rose Project, including the expectation that it will extend the life of the existing White Rose assets, the company's estimated share of peak oil production of 20 mbbls/d, the expectation that major development activity will continue in 2020, that first oil is targeted for the end of 2022, and the expectation of an update from the project operator in the first half of 2020;

•
Expectations about Oda, including proposed development plans and that peak production is expected to reach 35 mbbls/d (11 mbbls/d, net to Suncor);

•
Expectations about the Forty Mile Wind Power Project, including the expectation that it will drive value through low-carbon power generation and retention of the generated carbon credits, the estimated total capital spend of $300 million with an expected completion date of late 2021 and the expectation that the first phase will consist of 45 4.5 MW wind turbines;

•
Expectations about Hebron, including the expectation that, at peak, the project will produce 31.6 mbbls/d (net to Suncor) and the expectation that drilling activities will continue throughout 2020;

•
Expectations about Suncor's coke-fired boiler replacement program, including the expectation that it will provide reliable steam generation, the expectation that it will reduce the GHG emissions intensity associated with steam production at Oil Sands Base operations by approximately 25% and the expectation that the project will cost approximately $1.4 billion with an expected in-service date in the second half of 2023;

•
Expectations regarding Suncor's multi-year strategic alliance with Microsoft, including the expectation that this alliance will enable Suncor to utilize Microsoft's full range of cloud solutions and the expected benefits of the alliance;

•
Suncor's expectation that it will file a regulatory application within the first quarter of 2020 to potentially replace Suncor's Millennium and North Steepbank mines and that a final sanctioning decision for this project is not expected until 2030 at the earliest;

•
The belief that the opportunities identified by Suncor could potentially add up to an additional 30 mbbls/d above nameplate capacity;

•
Expectations about the Meadow Creek East project, including the expectation that the project will be developed in two stages and the anticipated gross production from the project of 40 mbbls/d up to 80 mbbls/d;

•
Expectations about the Meadow Creek West project, including the expectation that the project will be developed in a single stage, anticipated gross production capacity of the project of 40 mbbls/d;

•
Expectations about the Lewis project, including that the project is expected to be developed in stages, with anticipated peak production of 160 mbbls/d;

•
Expectations about Syncrude, including the expectation that the Syncrude joint venture partners' plan to develop MLX-W and MLX-E which, subject to approvals, would extend the life of Mildred Lake by a minimum of 10 years, the expectation that the MLX-E program will follow MLX-W development, the expectation that the MLX-W program will sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine, the plan to use existing mining and extraction facilities, the expectation that the remaining approvals will be obtained in 2020, efforts to achieve

84  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

  sustained reliability improvements and reduce costs at Syncrude, the opportunity for cost management and collaboration between the company and Syncrude, expectations for the bi-directional interconnecting pipelines between Syncrude's Mildred Lake site and Suncor's Oil Sands Base, including that the pipelines will provide increased operational flexibility through the ability to transfer bitumen and gas oils between the two plants, enabling higher reliability and utilization, the expectation that the pipelines will be in-service by the second half of 2020, and the expectation that sustaining capital expenditures in 2020 at Syncrude will focus on a planned turnaround and reliability improvements;

•
Expectations about Buzzard Phase 2, including that first oil is anticipated in early 2021, and that the development will be tied back to the existing Buzzard complex;

•
Statements about the Terra Nova ALE, including the expectation that the project will extend the life of Terra Nova by approximately a decade, the timing of the project's execution and that the FPSO will be offline from April 2020 until approximately November 2020 while the ALE project is undertaken;

•
Expectations about Rosebank, including timing of the sanction decision planned for 2022;

•
Expectations about the Fenja development project, including the plan for development, first oil planned for 2021 and the expectation that peak production will be 34 mbbls/d (6 mbbls/d net to Suncor) and will be reached between 2021 and 2022;

•
The estimated cost of Suncor's remaining exploration work program commitment in Libya at December 31, 2019 of US$359 million;

•
Potential future wind and solar power projects;

•
The potential for future in situ production to be supported at Meadow Creek, Lewis, OSLO and Chard;

•
The expectation that turnaround maintenance will improve reliability and operational efficiency; and

•
The expectation that capital investments with respect to Mining development activities will maintain the production capacity of existing facilities and reduce costs and that new well pairs and infill wells, at Firebag and MacKay River will maintain production levels in future years, as well as provide future growth.

Also:

•
Expectations, goals and plans around technologies, including AHS, PASS, Zero-Impact Seismic and NAE, and expectations for the ISDF and partial upgrading;

•
Statements about Suncor's reserves, including reserves volumes, estimates of future net revenues, commodity price forecasts, exchange and interest rate expectations, and production estimates;

•
Significant development activities and costs anticipated to occur or be incurred in 2020, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section of this AIF, Suncor's belief that internally generated cash flows, existing and future credit facilities, issuing commercial paper and accessing capital markets will be sufficient to fund future development costs and that interest expense or other funding costs on their own would not make development of any property uneconomic, plans for the development of reserves, and the estimated value of work commitments;

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  85

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

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using

86  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this AIF, including under the heading Risk Factors, and the company's MD&A dated February 26, 2020 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this AIF are made as of the date of this AIF. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures – Netback

Netback is a financial measure that is not prescribed by GAAP. Non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Netbacks are reconciled to GAAP measures in the Operating Metrics Reconciliation section of the Supplemental Financial and Operating Information within Suncor's Annual Report for the year ended December 31, 2019 and dated February 26, 2020.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  87

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

A-1  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  A-2

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

A-3  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  B-1

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

Approved and Accepted April 28, 2004

B-2  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  B-3

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)

Total

Date	Signature

B-4  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

SCHEDULE "C" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants Ltd.	December 31, 2019	Oil Sands In Situ, Canada	—	25 850	—	25 850

GLJ Petroleum Consultants Ltd.	December 31, 2019	Oil Sands Mining, Canada	—	26 297	—	26 297

			—	52 147	—	52 147

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

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 26, 2020

"Tim R. Freeborn"

Tim R. Freeborn, P.Eng.
Vice President and Chief Financial Officer

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  C-1

SCHEDULE "D" – FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

Sproule Associates Limited	December 31, 2019	East Coast Canada, Newfoundland Offshore, Canada	—	7 134	—	7 134

Sproule International Limited	December 31, 2019	Offshore, United Kingdom	—	2 956	—	2 956

Sproule International Limited	December 31, 2019	Offshore, Norway	—	760	—	760

			—	10 849	—	10 849

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

EXECUTED as to our report referred to above:

Sproule Associates Limited and Sproule International Limited, Calgary, Alberta, Canada, February 26, 2020

"Cameron P. Six"

Cameron P. Six, P.Eng.
Chief Executive Officer

D-1  2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.

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

"Mark S. Little"

MARK S. LITTLE
President and Chief Executive Officer

"Alister Cowan"

ALISTER COWAN
Chief Financial Officer

"Michael M. Wilson"

MICHAEL M. WILSON
Chair of the Board of Directors

"Patricia M. Bedient"

PATRICIA M. BEDIENT
Chair of the Audit Committee

February 26, 2020

2019 ANNUAL INFORMATION FORM   Suncor Energy Inc.  E-1

CTW2
OCWL

Suncor Energy Inc.
150 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com

201911-153

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

        See pages 81 and 82 of Exhibit 99-1 and page 70 of Exhibit 99-2.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        See pages 83 and 84 and 85 and 86 of Exhibit 99-1.

AUDIT COMMITTEE FINANCIAL EXPERT

        See pages 80 and 81 of Annual Information Form.

CODE OF ETHICS

        See pages 24 and 25 of Annual Information Form.

FEES PAID TO PRINCIPAL ACCOUNTANT

        See page 81 of Annual Information Form.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

        See Schedule "B" of Annual Information Form.

APPROVAL OF NON-AUDIT SERVICES

        See Schedule "B" of Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

        See page 53 of Exhibit 99-2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See page 53 of Exhibit 99-2.

IDENTIFICATION OF THE AUDIT COMMITTEE

        See page 80 of Annual Information Form.

 EXHIBIT INDEX

Exhibit No.	Description
99-1	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2019
99-2	Management's Discussion and Analysis for the fiscal year ended December 31, 2019, dated February 26, 2020
99-3	Consent of KPMG LLP
99-4	Consent of PricewaterhouseCoopers LLP
99-5	Consent of GLJ Petroleum Consultants Ltd.
99-6	Consent of Sproule Associates Limited and Sproule International Limited
99-7	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-9	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-11	Supplementary Oil and Gas Disclosures
101	Interactive data files with respect to the Annual Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2019

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 27, 2020
	PER:	/s/ ALISTER COWAN Alister Cowan Chief Financial Officer

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