Form 40-F
period 2020-12-31
SUNCOR ENERGY INC
filed 2021-02-26
CIK 311337

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2020 No. 1-12384

SUNCOR ENERGY INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

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

Common Shares	As of December 31, 2020 there were 1,525,150,794 Common Shares issued and outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

 INCORPORATION BY REFERENCE

        This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated February 24, 2021, included in this annual report on Form 40-F, and Audited Consolidated Financial Statements, Management's Discussion and Analysis for the year ended December 31, 2020 and Supplementary Oil and Gas Disclosures, included as Exhibit 99-1, Exhibit 99-2 and Exhibit 99-9, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-10 (File No. 333- 238618).

 ANNUAL INFORMATION FORM

Annual Information Form

Dated February 24, 2021

SUNCOR
ENERGY

SUNCOR

Annual Information Form dated February 24, 2021

Table of Contents

1	Advisories

2	Glossary of Terms and Abbreviations
2	Common Industry Terms
4	Common Abbreviations
4	Conversion Table

5	Corporate Structure
5	Name, Address and Incorporation
5	Intercorporate Relationships

6	General Development of the Business
6	Overview
7	Three-Year History

11	Narrative Description of Suncor's Businesses
11	Oil Sands
16	Exploration and Production
21	Refining and Marketing
24	Other Suncor Businesses

26	Suncor Employees

26	Ethics, Social and Environmental Policies

28	Statement of Reserves Data and Other Oil and Gas Information
30	Oil and Gas Reserves Tables and Notes
35	Future Net Revenues Tables and Notes
41	Additional Information Relating to Reserves Data

53	Industry Conditions

63	Risk Factors

74	Dividends

75	Description of Capital Structure

77	Market for Securities

78	Directors and Executive Officers

84	Audit Committee Information

86	Legal Proceedings and Regulatory Actions

86	Interests of Management and Others in Material Transactions

86	Transfer Agent and Registrar

86	Material Contracts

86	Interests of Experts

87	Disclosure Pursuant to the Requirements of the NYSE

87	Additional Information

88	Advisory – Forward-Looking Information and Non-GAAP Financial Measures

Schedules
A-1	Schedule "A" – Audit Committee Mandate
B-1	Schedule "B" – Suncor Energy Inc. Policy and Procedures for Pre-Approval of Audit and Non-Audit Services
C-1	Schedule "C" – Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
D-1	Schedule "D" – Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information

Advisories

In this Annual Information Form (AIF), references to "Suncor" or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements (including those identified in Note 29 of the company's 2020 audited Consolidated Financial Statements), unless the context otherwise requires. Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements ("affiliates"), which own and operate assets and conduct activities in different jurisdictions. The terms "Suncor" or "the company" in this AIF are used herein for simplicity of communication and only mean that there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. References to the "Board of Directors" or the "Board" mean the Board of Directors of Suncor Energy Inc.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Libyan production volumes are presented on an economic basis.

References to the 2020 audited Consolidated Financial Statements mean Suncor's audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), which is within the framework of International Financial Reporting Standards (IFRS), the notes thereto and the auditor's report thereon, as at and for each year in the two-year period ended December 31, 2020. References to the MD&A mean Suncor's Management's Discussion and Analysis, dated February 24, 2021.

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

2020 Annual Information Form   Suncor Energy Inc.  1

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

2  2020 Annual Information Form   Suncor Energy Inc.

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

Paraffinic froth treatment (PFT) refers to a froth treatment process whereby a lighter diluent or solvent that contains paraffin is used, which provides the capability to selectively remove some of the asphaltenes (the highest carbon component of the barrel) from the final product. This results in a lower carbon, higher quality bitumen that can be sold directly to market without further upgrading.

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

Upstream refers to the exploration, development and production of crude oil, bitumen or natural gas.

Reserves

Please refer to the Definitions for Reserves Data Tables section of the Statement of Reserves Data and Other Oil and Gas Information in this AIF.

2020 Annual Information Form   Suncor Energy Inc.  3

Common Abbreviations

The following is a list of abbreviations that may be used in this AIF:

Measurement

bbl(s)	barrel(s)
bbls/d	barrels per day
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
mmbbls/d	millions of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mmboe	millions of barrels of oil equivalent
mmboe/d	millions of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcf/d	thousands of cubic feet of natural gas per day
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
bcf	billions of cubic feet of natural gas
bcfe	billions of cubic feet of natural gas equivalent

GJ	gigajoules
mmbtu	millions of British thermal units

API	American Petroleum Institute
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
NO2	nitrogen dioxide
NOx	nitrogen oxides
SO2	sulphur dioxide
m3	cubic metres
m3/d	cubic metres per day
m3/s	cubic metres per second
km	kilometres
MW	Megawatts
GWh	Gigawatt hours
Mt	Megatonnes
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Products, Markets and Processes

WTI	West Texas Intermediate
WCS	Western Canadian Select
NGL(s)	natural gas liquid(s)
LPG	liquefied petroleum gas
SCO	synthetic crude oil
NYMEX	New York Mercantile Exchange

TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange

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

4  2020 Annual Information Form   Suncor Energy Inc.

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

Suncor's registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2020, are shown below:

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

The company's remaining subsidiaries each accounted for (i) less than 10% of the company's consolidated assets as at December 31, 2020, and (ii) less than 10% of the company's consolidated revenues for the fiscal year ended December 31, 2020. In aggregate, the remaining subsidiaries accounted for less than 20% of the company's consolidated assets as at December 31, 2020, and less than 20% of the company's consolidated revenues for the fiscal year ended December 31, 2020.

2020 Annual Information Form   Suncor Energy Inc.  5

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

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company's midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including the bi-directional interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude and the utilities, energy, reclamation and storage facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor's 54.11% interest in Fort Hills, which the company operates, and the East Tank Farm Development (ETFD) in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor's 58.74% non-operated interest in the oil sands mining and upgrading operation. In the fourth quarter of 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021.

Exploration and Production

Suncor's Exploration and Production (E&P) segment consists of offshore operations off the east coast of Canada and in the North Sea, the Norwegian Sea and the Norwegian North Sea and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019 and the company is evaluating with all stakeholders an economically viable path forward with a safe and reliable return to operations. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), the Golden Eagle Area Development (GEAD) (26.69%), Oda (30%), the Fenja project (17.5%), and the Rosebank future development project (40%). Buzzard, Golden Eagle, and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to EPSAs, working interests in the exploration and development of oilfields in the Sirte Basin in Libya, although production in Libya remained partially shut in throughout 2020 due to continued political unrest. The timing of a return to normal operations in Libya remains uncertain. Suncor also owns, pursuant to a PSC, an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country.

6  2020 Annual Information Form   Suncor Energy Inc.

Refining and Marketing

Suncor's Refining and Marketing segment consists of two primary operations, the refining and supply and marketing operations discussed below, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.

•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137 mbbls/d refinery located in Montreal, Quebec and an 85 mbbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 146 mbbls/d refinery located in Edmonton, Alberta (increased from 142 mbbls/d at December 31, 2020) and a 98 mbbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail customers through a combination of company-owned Petro-Canada™ and Sunoco™ locations and branded-dealers in Canada and company-owned locations in the U.S. marketing under other international brands. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes the company's investments in renewable energy projects and other activities not directly attributable to any other operating segment.

•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada: Adelaide, Chin Chute, Magrath and Sunbridge as well as the Forty Mile Wind Power Project, which was restarted in early 2021 and is currently planned for completion in late 2022 after it was temporarily paused during 2020.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in clean technology, such as Suncor's investment in Enerkem Inc. (Enerkem), LanzaJet, Inc., and the Varennes Carbon Recycling facility.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to Refining and Marketing.

Three-Year History

Over the last three years, several events have influenced the general development of Suncor's business.

2018

•
First oil from Fort Hills. On January 27, 2018, Fort Hills began producing paraffinic froth-treated bitumen from secondary extraction and production successfully ramped up to an average of 94% of the project's nameplate capacity of 194 mbbls/d (105 mbbls/d, net to Suncor) in the fourth quarter of 2018.

•
Renewal of Normal Course Issuer Bid (NCIB) and increase in share repurchases. In May 2018, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. On November 14, 2018, the TSX accepted a notice filed by the company of its intention to amend the NCIB effective November 19, 2018 to increase the maximum number of common shares that may be repurchased from 52,285,330 to 81,695,830 common shares between May 4, 2018 and May 3, 2019. In 2018, the company repurchased 64.4 million common shares for cancellation at an average price of $47.38 per common share, for a total repurchase cost of $3.053 billion.

•
Acquisition of additional 5% interest in Syncrude. On February 23, 2018, Suncor acquired an additional 5% interest in Syncrude from Mocal Energy Ltd. for $923 million, adding a further 17,500 bbls/d of SCO capacity and increasing the company's ownership interest to 58.74%.

•
Purchased 17.5% participating interest in the Fenja development project. On May 31, 2018, the company acquired a 17.5% non-operated interest in the Fenja development project, located offshore Norway, from Faroe Petroleum Norge AS (Faroe) for acquisition costs of $70 million, plus interim settlement costs of $22 million. This project was sanctioned by its owners in December 2017, with first oil anticipated in 2022, with peak production expected to reach 34 mboe/d (6 mboe/d, net to Suncor) between 2022 and 2023.

•
Acquisition of additional 1.05% interest in Fort Hills. During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills operation for

2020 Annual Information Form   Suncor Energy Inc.  7

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

•
Buzzard Phase 2 sanctioned. During 2018, Buzzard Phase 2 was sanctioned by Suncor and the other project partners and the plan for development was approved by the U.K. Oil and Gas Authority. Suncor holds a 29.89% non-operated interest in the project. First oil is anticipated in late 2021.

•
Repayment of debt. The company completed an early retirement of US$83 million of subsidiary debt acquired through the acquisition of Canadian Oil Sands Limited (COS) with a coupon of 7.75%, originally scheduled to mature on May 15, 2019.

•
Suncor-Syncrude bi-directional interconnecting pipelines. During the fourth quarter of 2018, Suncor and its joint venture owners reached an agreement to build bi-directional interconnecting pipelines, to connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service in the fourth quarter of 2020.

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

2019

•
Government of Alberta Mandatory Production Curtailment. The Government of Alberta's mandatory production curtailment program began on January 1, 2019 and was in effect for the duration of 2019 and 2020; however, the program was suspended in December 2020. Production curtailment primarily affected the company's non-upgraded bitumen production as the company maximized the production of higher value SCO barrels during the year.

•
First oil from Oda. First oil was achieved ahead of schedule at Oda on March 16, 2019.

•
Mark Little appointed President and Chief Executive Officer. Mr. Little replaced Mr. Steve Williams who retired as Chief Executive Officer at the conclusion of the company's annual general meeting of shareholders on May 2, 2019.

•
Sale of equity interest in Canbriam. In June 2019, Suncor completed the sale of its 37% equity interest in Canbriam Energy Inc. (Canbriam) for gross proceeds of $151 million. Suncor originally acquired the equity interest in Canbriam in 2018 in exchange for its northeast B.C. mineral landholdings, including associated production, along with additional cash consideration of $52 million.

•
Debt issuance and repayment. During 2019, the company issued $750 million of 3.10% senior unsecured medium term notes and repaid US$140 million of maturing higher interest long-term debt.

•
Investment in low-carbon power cogeneration. In the third quarter of 2019, Suncor announced a project to replace its coke-fired boilers with a new cogeneration facility at its Oil Sands Base operations. The project is expected to provide reliable steam generation required for Suncor's extraction and upgrading operations and reduce the greenhouse gas (GHG) emissions intensity associated with steam production at Oil Sands Base operations by approximately 25%. In addition, the electricity produced will be transmitted to Alberta's power grid, providing reliable, baseload, low-carbon electricity, equivalent to approximately 8% of Alberta's current electricity demand. In total, this project will reduce GHG emissions in the province of Alberta by approximately 2.5 Mt per year. The project is estimated to cost approximately $1.4 billion with an expected in-service date between 2024-2025. In the first quarter of 2020, Suncor placed the project on hold; however, Suncor has made the decision to restart the project in 2021.

•
Continued investment in clean energy. In the fourth quarter of 2019, Suncor sanctioned the Forty Mile Wind Power Project in southern Alberta, which was restarted

8  2020 Annual Information Form   Suncor Energy Inc.

  in early 2021 and is currently planned for completion in late 2022 after it was temporarily paused during 2020. The company also invested $73 million in Enerkem, a producer of advanced biofuels and renewable chemicals from waste.

•
Production ramp up at Hebron. Hebron reached nameplate production of 31.6 mbbls/d, net to Suncor, ahead of schedule in 2019, with six new production wells coming online throughout the year. During 2019, production at Hebron averaged 23.5 mbbls/d, net to Suncor.

•
Multi-year strategic alliance with Microsoft. To accelerate its digital transformation, Suncor entered into a strategic alliance with Microsoft. This alliance enables Suncor to utilize Microsoft's full range of cloud solutions to empower a connected and collaborative workforce, build an agile data platform to increase analytics capabilities and partner with experts while gaining access to leading edge technologies.

•
Completion of cross-Canada network of Petro-Canada™ electric vehicle (EV) stations. Suncor advanced its sustainability and technology initiatives by completing Canada's Electric Highway™, a coast-to-coast network of fast-charging EV stations across Canada, during the fourth quarter of 2019.

•
Continuation of NCIB. In May 2019, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. On December 23, 2019, the TSX accepted a notice filed by the company to increase the maximum number of common shares that may be repurchased from 50,252,231 shares to 78,549,178 common shares between May 6, 2019 and May 5, 2020. In 2019, the company repurchased 55.3 million common shares for cancellation at an average price of $41.12 per common share, for a total repurchase cost of $2.274 billion.

2020

•
The COVID-19 pandemic. On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. The impacts of COVID-19 have resulted in significant disruptions to the company's business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices.

•
Debt issuance and enhanced liquidity. To help strengthen the financial resiliency of the company, Suncor secured $2.8 billion in additional credit facilities and issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes in 2020.

•
NCIB. During the first quarter of 2020, the company repurchased 7.5 million common shares for cancellation at an average price of $40.83 per common share, for a total repurchase cost of $307 million. Subsequently, in response to the impacts of the COVID-19 pandemic, the company elected to suspend share repurchases and decided not to renew its NCIB. On February 3, 2021, the TSX accepted a notice filed by Suncor to commence a new Normal Course Issuer Bid (the 2021 NCIB) to purchase and cancel up to 44,000,000 of the company's common shares beginning on February 8, 2021 and ending February 7, 2022 through the facilities of the TSX, NYSE and/or alternative trading platforms.

•
Dividend reduction. In response to the uncertainty created by the COVID-19 pandemic, in the second quarter of 2020, the Board approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share.

•
Achievement of cost reduction targets. The company reduced its operating costs by $1.3 billion compared to 2019 levels and capital costs by $1.9 billion compared to the original 2020 capital guidance midpoint by the end of 2020.

•
Continuing investment in global energy transition. During the second quarter of 2020, Suncor made an equity investment in LanzaJet, Inc., a company that is working to bring sustainable aviation fuel and renewable diesel to the commercial market. In addition, in the fourth quarter of 2020, Suncor, Enerkem and other partners announced plans for the construction of a biorefinery in Varennes, Quebec. The Varennes Carbon Recycling facility is designed to convert non-recyclable commercial and industrial waste, as well as forestry waste, to bio-fuels and renewable chemicals. These strategic investments, together with the equity investment in Enerkem in 2019, complement Suncor's existing product mix and demonstrate Suncor's involvement in the evolving global energy transition.

•
Fort Hills ramping up second primary extraction train. During the second quarter of 2020, in response to the impacts of the COVID-19 pandemic, the Fort Hills partners agreed to temporarily reduce Fort Hills from operating two primary extraction trains to a one-train operation. During the third quarter of 2020, Suncor restarted the second primary extraction train at Fort Hills as market conditions had improved and commenced the phased ramp up to two primary extraction trains during the fourth quarter of 2020. The company expects to be operating at full rates by the end of 2021.

•
Execution of Firebag debottlenecking activities. Suncor accelerated maintenance at Firebag, which allowed the

2020 Annual Information Form   Suncor Energy Inc.  9

  company to integrate and fully utilize additional steam and water treatment assets. The maintenance was completed in the fourth quarter of 2020 and production at the facility has ramped up to its new nameplate capacity of 215 mbbls/d of bitumen.

•
Deferral of Terra Nova asset life extension (ALE) project. On May 3, 2019, the company sanctioned the Terra Nova ALE project to extend the life of Terra Nova by approximately a decade. This project was originally planned for execution by the end of 2020. Given the economic environment that developed as a result of the COVID-19 pandemic, the company deferred the project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government (including a modified royalty regime), in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

•
Deployment of AHS at Fort Hills. The company deployed AHS at its Fort Hills mine in 2020. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive technologies, offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. Full implementation of AHS at the Oil Sands Base Millennium mine is expected to be completed in 2024.

•
Suncor-Syncrude bi-directional interconnecting pipelines. The bi-directional interconnecting pipelines, which connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations, enhance integration between these assets and provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service and transfers began in December 2020, reflecting the enhanced integration and operational flexibility between these assets.

•
West White Rose Project. The operator of the West White Rose Project announced a full project review given the continued market uncertainty as a result of the COVID-19 pandemic, along with the cancellation of the 2021 construction season and has moved the project into safekeeping mode. While the White Rose asset is currently producing, there is a high degree of uncertainty regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

•
Suncor to assume operatorship of Syncrude. In the fourth quarter of 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. The operatorship of Syncrude transferring to Suncor presents a significant strategic opportunity for Syncrude and the joint venture owners.

•
Workforce reductions and downstream restructuring. In the fourth quarter of 2020, Suncor announced that it would be making workforce reductions of between 10% to 15% of employees by mid-2022 as part of the company's steps to achieve its incremental free funds flow target. Furthermore, Suncor announced that it had made the choice to relocate the downstream offices in Mississauga and Oakville, Ontario, Canada to Calgary, Alberta, Canada. The transition is expected to allow the company to create stronger integration and efficiencies across the major business units and functions by having one central headquarters.

•
Sale of Suncor's interest in the Golden Eagle Area Development (GEAD). Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

10  2020 Annual Information Form   Suncor Energy Inc.

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

  Oil sands tailings are the remaining sand, water, clay, silt and residual hydrocarbons left after most hydrocarbons are extracted from the ore during the water-based bitumen extraction process. Suncor's updated and approved tailings management plan involves an increase in treatment capacity using accelerated dewatering and treatment of mature fine tailings at Oil Sands Base, including the construction of a Permanent Aquatic Storage Structure (PASS). This approach is supported by the construction, operation and ongoing monitoring of a Demonstration Pit Lake, and aligns with the Government of Alberta's Tailings Management Framework (TMF) and the Alberta Energy Regulator's (AER) Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive).

Oil Sands Base Assets

Millennium and North Steepbank

Suncor pioneered the commercial development of the Athabasca oil sands beginning in 1962, achieving first production in 1967. Bitumen is currently mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. During 2020, the company mined approximately 145.9 million tonnes of bitumen ore (2019 – 159.0 million tonnes) and processed an average of 262.2 mbbls/d of mined bitumen in its extraction facilities (2019 – 289.9 mbbls/d).

The company filed a regulatory application in the first quarter of 2020 to potentially replace Suncor's Millennium and North Steepbank mines as they reach the end of their useful lives in approximately 2035. The application is not a project sanction and a final sanctioning decision is not expected until 2030 at the earliest.

2020 Annual Information Form   Suncor Energy Inc.  11

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

In the first quarter of 2020, Suncor placed the previously announced coke-fired boiler replacement project on hold. The project will replace the existing coke-fired boilers with a new 800 MW cogeneration facility at Oil Sands Base. The project is expected to provide reliable steam generation required for Suncor's extraction and upgrading operations and is expected to reduce the GHG emissions intensity associated with steam production at Oil Sands Base by approximately 25%. In addition, the electricity produced will be transmitted to Alberta's power grid, providing reliable, baseload, low-carbon electricity, equivalent to approximately 8% of Alberta's current electricity demand. In total, this project will reduce GHG emissions in the province of Alberta by approximately 2.5 Mt per year. The project is estimated to cost approximately $1.4 billion with an expected in-service date between 2024-2025. The project was re-started in 2021.

During 2020, Suncor's Oil Sands Base assets averaged 303.1 mbbls/d of upgraded (SCO and diesel) production, net of the company's internal consumption (2019 – 313.3 mbbls/d), mainly sourced from bitumen provided by both Oil Sands Base and In Situ operations.

Other Mining Leases

Suncor, directly and indirectly, owns interests in several other mineable oil sands leases, including Base Mine Extension and Audet. Suncor undertakes exploratory drilling programs on such leases from time to time as part of its mine replacement projects. Suncor holds a 100% working interest in both Base Mine Extension and Audet.

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

In Situ Assets

Firebag

Production from Suncor's Firebag operations commenced in 2004. The Firebag complex has central processing facilities with a total capacity of 215 mbbls/d of bitumen. Actual production from Firebag varies based on steaming and ramp-up periods for new wells, planned and unplanned maintenance, reservoir conditions and other factors.

As at December 31, 2020, Firebag had 18 well pads in operation, with 241 SAGD well pairs and 51 infill wells either producing or on initial steam injection. Central processing facilities have been designed to provide some flexibility as to which well pads supply bitumen. Steam generated at the various facilities can be used at multiple well pads. In addition, Firebag includes five cogeneration units that generate steam, which are capable of producing approximately 474 MW of electricity. The Firebag site power

12  2020 Annual Information Form   Suncor Energy Inc.

load requirements are approximately 118 MW and, in 2020, Firebag exported approximately 268 MW of electricity to the Alberta power grid and Oil Sands Base. There are also 13 OTSGs at the site for additional steam generation.

During 2020, Firebag production averaged 182.4 mbbls/d of bitumen (2019 – 187.0 mbbls/d) with a SOR of 2.7 (2019 – 2.7). Production in 2020 was impacted by the acceleration of a portion of maintenance originally scheduled for 2022, in order to expand the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also address plant restrictions that developed during the third quarter. The incremental infrastructure expanded the capacity of the facility by 12 mbbls/d of bitumen, bringing nameplate capacity to 215 mbbls/d.

Suncor is working on developing incremental debottlenecks to maximize the value of the Firebag asset. Debottlenecking capacity and timing will depend on economic conditions, and can be supported by integrated well pad development and Solvent SAGD technologies.

MacKay River

Production from Suncor's MacKay River operations commenced in 2002. The MacKay River central processing facilities have a bitumen processing capacity of 38 mbbls/d. As at December 31, 2020, MacKay River included nine well pads with 125 well pairs either producing or on initial steam injection. A third party owns the on-site cogeneration unit, which Suncor operates under a commercial agreement that generates steam and electricity. There are also four OTSGs at the site for additional steam generation.

During 2020, MacKay River production averaged 16.7 mbbls/d of bitumen (2019 – 29.2 mbbls/d) with a SOR of 3.6 (2019 – 2.95). Production in 2020 was impacted by an outage that occurred in late 2019. MacKay River returned to operations early in the second quarter of 2020, and was fully ramped up to nameplate capacity in the fourth quarter of 2020.

Other In Situ Leases

Suncor owns and operates several other oil sands leases which may support future in situ production, including Lewis, Meadow Creek, Gregoire, OSLO, Chard and Kirby. Suncor holds a 100% working interest in Lewis and Gregoire, a 75% working interest in Meadow Creek, a 77.78% working interest in OSLO, interests varying from 25% to 50% in Chard, and a non-operated interest in Kirby (10%).

Suncor is the operator of Meadow Creek, which is located approximately 40 km south of Fort McMurray. Meadow Creek consists of two In Situ projects: Meadow Creek East and Meadow Creek West. In early 2017, Suncor received AER approval for the Meadow Creek East project. In early 2020, Suncor received approval of a regulatory amendment to the capacity of the project. The project is expected to be developed in two stages with anticipated gross production capacity up to 80 mbbls/d. In early 2020, Suncor received AER approval for the Meadow Creek West project. Meadow Creek West is expected to be developed in a single stage and has an anticipated gross production capacity of 40 mbbls/d. Timing of project sanction for Meadow Creek East and West has been deferred and will depend on future market conditions.

In February 2018, Suncor submitted an application for the Lewis project to the AER. The project is located approximately 25 km northeast of Fort McMurray and is expected to be developed in stages, with anticipated peak production of 160 mbbls/d of bitumen. Timing of project sanction for Lewis will depend on future market conditions.

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

Suncor holds a 54.11% working interest in Fort Hills and is the operator of the asset. Fort Hills began producing PFT bitumen from secondary extraction in early 2018. Fort Hills has a nameplate capacity of 194 mbbls/d (gross) of bitumen (105 mbbls/d, net to Suncor). During 2020, Suncor's share of Fort Hills production averaged 58.1 mbbls/d of bitumen (2019 – 85.3 mbbls/d) from approximately 37.7 million tonnes of bitumen ore mined (2019 – 51.3 million tonnes). Production in early 2020 was impacted by the Government of Alberta's mandatory production curtailment. Fort Hills transitioned to a one train operation in the second quarter in response to the COVID-19 pandemic's impact on oil prices. Two train operations resumed in the fourth quarter at average production rates of approximately 115 mbbls/d (gross) of bitumen (62.4 mbbls/d, net to Suncor).

Due to a decline in forecast heavy crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to its capital, operating and production plans, the company recorded an after-tax impairment charge of $1.376 billion on its share of Fort Hills in the first quarter of 2020.

Syncrude

Suncor holds a 58.74% interest in the Syncrude joint operation, which has gross bitumen conversion to SCO capacity of 350 mbbls/d (206 mbbls/d, net to Suncor). Syncrude began producing in 1978 and is currently operated by Syncrude Canada Ltd. (SCL). The project is located near Fort McMurray and includes mining operations at Mildred Lake and Aurora North. In 2006, SCL entered into a Management Services Agreement (MSA) with Imperial Oil Resources Limited

2020 Annual Information Form   Suncor Energy Inc.  13

(Imperial Oil) to provide business services; this agreement is planned to terminate later in 2021. In 2019, Suncor and SCL entered into a Master Business Services Agreement (MBSA) to enable Suncor to provide some interim services to SCL.

In the fourth quarter of 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. The MBSA is planned to be replaced in 2021 in conjunction with Suncor taking over as operator of the Syncrude asset.

In 2012, the Syncrude joint venture owners announced a plan to develop two mining areas adjacent to the current mine, Mildred Lake West Extension (MLX-W) and Mildred Lake East Extension (MLX-E), which would consequently extend the life of Mildred Lake by a minimum of 10 years. In 2015, a decision was made by the joint venture owners to progress with the MLX-W program. The MLX-E program is expected to follow MLX-W development if economic conditions prove suitable. The MLX-W program is expected to sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine. The plan proposes to use existing mining and extraction facilities. The Syncrude MLX-W mining area received AER approval in 2019 and additional approvals in 2020. MLX-W was put on hold in 2020 due to the COVID-19 pandemic; however, construction activities have been restarted in 2021, with first oil expected in 2025.

In 2018, Suncor reached a formal agreement with its Syncrude joint venture owners to build bi-directional interconnecting pipelines to connect Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations. The asset was brought into service in the fourth quarter of 2020. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. Transfers began in December 2020, reflecting the enhanced integration and operational flexibility between these assets.

Syncrude mining operations use truck, shovel and pipeline systems, similar to those at Oil Sands Base. Extraction and upgrading technologies at Syncrude are similar to those used at Oil Sands Base, with the exception that Syncrude uses a fluid coking process that involves the continuous thermal cracking of the heaviest hydrocarbons. At Mildred Lake, electricity is provided by a utility plant fuelled by natural gas and rich fuel gas from upgrading operations. At Aurora North, Syncrude operates two cogeneration units which provide heat and electricity.

Syncrude produces a single sweet SCO product; marketing of this product is the responsibility of the individual joint venture owners. In addition, the bi-directional interconnecting pipelines create flexibility for Syncrude to sell intermediate products to Suncor, which include bitumen and sour SCO.

Land reclamation activities at Syncrude are similar to those at Oil Sands Base; however, certain aspects of the tailings management processes at Syncrude are different. Syncrude's tailings plan uses freshwater capping, a composite tails mixture of fine tails and gypsum, and centrifuge technology that separates water from tailings. The updated tailings management plans for Syncrude Aurora North and Syncrude Mildred Lake were approved by the AER in June 2018 and June 2019, respectively.

In 2020, Suncor's share of Syncrude production averaged 163.1 mbbls/d of SCO (2019 – 172.3 mbbls/d). Production in 2020 was impacted by planned maintenance, which was optimized in response to the COVID-19 pandemic.

Other Oil Sands Leases

Suncor indirectly owns interests in other mineable oil sands leases, including Mildred Lake West, Mildred Lake East, Lease 29, Lease 30 and Lease 31, through the company's 58.74% working interest in the Syncrude joint operation.

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

Following a successful commercial-scale evaluation in 2018, the company began a phased implementation of AHS at its operated mine sites. AHS were deployed at the North Steepbank mine in 2018 and at Fort Hills in 2020. Full implementation at the Oil Sands Base Millennium mine is expected to be completed in 2024. Autonomous haul trucks, which operate using GPS, wireless communication and perceptive technologies, have demonstrated an ability to maneuver safely, effectively and efficiently in Suncor's operating environment and offer a number of advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs. During 2020, the company moved a total of 73.5 million gross tonnes of ore and overburden (2019 – 48.5 million gross tonnes) with AHS, which includes volumes from North Steepbank and Fort Hills.

Building upon the process used in Suncor's Tailings Reduction Operations (TRO™), Suncor has developed the PASS fluid tailings treatment process to significantly increase the amount of fluid tailings it can treat in a more sustainable manner. PASS combines the TRO™ process with the addition of a coagulant to improve the quality of the water expressed from the treated fluid tailings. Since 2010, fluid tailings

14  2020 Annual Information Form   Suncor Energy Inc.

volumes at Oil Sands Base operations have remained steady, and with the implementation of PASS technology, has allowed for a greater than 5% reduction in untreated fluid tailings inventory as of the fall of 2020. Suncor is working to reduce the number of active tailings ponds overall. Even with the start of a new mining operation (Fort Hills), the total number of active tailings ponds has been reduced since 2010, with one being surface reclaimed and three more advancing to closure.

Suncor is also working on, or has completed, several new technology projects that are proceeding with the next phase of field testing. Examples of Suncor's new technology projects include:

•
Expanding Solvent SAGD (ES-SAGD) – An enhancement of SAGD technology wherein a small volume of hydrocarbon solvent is co-injected with steam. The addition of the hydrocarbon solvent is expected to accelerate bitumen production and reduce steam requirements, process water requirements and GHG emissions. An important component of Suncor's evaluation of this technology is enhancing the understanding of solvent retention and recovery.

•
Solvent+ — In solvent-based processes, a light hydrocarbon solvent such as propane or butane is used as the primary means to mobilize the bitumen. Suncor is progressing a suite of technologies referred to as Solvent+, where the + refers to a range of heating technologies that can be coupled with solvent injection. If successful, Solvent+ offers the potential for several significant environmental improvements over SAGD, including reducing upstream GHG emissions intensity by 50% to 70%.

•
Non-Aqueous Extraction (NAE) – NAE is a potential new extraction process for oil sands mining operations that utilizes solvents, as opposed to water, as the primary extraction means. This has the potential to reduce water usage and tailings, and simplify mining processes, while reducing costs and GHG emissions.

•
Partial Upgrading – Partial upgrading technology is intended to develop a low-temperature thermal cracking process integrated with advanced solvent de-asphalting to examine the potential for bitumen to be partially upgraded to a transportable and marketable product. This would increase value by eliminating the need for diluent and lowering the GHG intensity compared to current upgrader processes.

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor's Oil Sands segment, including PFT bitumen from Fort Hills, include refining operations in Alberta, Ontario, Quebec, the U.S. Midwest and the U.S. Rocky Mountain regions, and markets on the U.S. Gulf Coast. Diesel production from upgrading operations is sold primarily in Western Canada and the United States.

For bitumen production from In Situ operations, Suncor's marketing strategy allows it to take advantage of changes in market conditions by either upgrading the bitumen at the company's Oil Sands Base facilities, refining diluted bitumen at the company's Edmonton refinery, or selling diluted bitumen to third parties. Increased bitumen sales may also be required during upgrading facility outages. In Situ bitumen production processed by Oil Sands Base upgrading facilities in 2020 increased to 130.1 mbbls/d or 65% (2019 – 116.7 mbbls/d or 54%) of total In Situ bitumen production.

	2020		2019

Sales Volumes and Operating Revenues – Principal Products	mbbls/d	% operating revenues	mbbls/d	% operating revenues

SCO and diesel (including Syncrude)	467.9	80	483.6	77

Bitumen	125.6	19	187.5	22

Byproducts and other operating revenues(1)	n/a	1	n/a	1

	593.5		671.1

(1)
Operating revenues include revenues associated with excess electricity from cogeneration units.

In the normal course of business, Suncor processes its proprietary sour SCO at the company's refineries or enters into long-term sales agreements, which contain varying terms with respect to pricing, volume, expiry and termination.

Distribution of Products

Production from Oil Sands operations and Fort Hills is gathered into Suncor's Fort McMurray facilities at the Athabasca Terminal, which is operated by Enbridge Inc. (Enbridge), or the East Tank Farm, which is operated by Suncor and connected to the Athabasca Terminal. Suncor has arrangements with Enbridge to store SCO, diluted bitumen and diesel at this facility. Product moves from the Athabasca Terminal in the following ways:

•
To Edmonton via the Oil Sands pipeline, which is owned and operated by Suncor. At Edmonton, the product is processed in Suncor's Edmonton refinery, sold to other

2020 Annual Information Form   Suncor Energy Inc.  15

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

•
To Edmonton via the Enbridge Waupisoo Pipeline, originating at Cheecham.

From Edmonton and Hardisty, where Suncor has both owned storage capacity and additional capacity under contract, the company has various options for delivering product to customers:

•
To Suncor's Commerce City refinery via the Express and Platte pipelines, and via the mainline from Rose Rock's Platteville Terminal to Suncor's Fort Lupton Station. Suncor owns and operates a pipeline that is connected to the Commerce City refinery, which originates from the Guernsey, Wyoming station.

•
To Suncor's Sarnia refinery on the Enbridge Mainline and to Suncor's Montreal refinery from Sarnia on Enbridge's Line 9 and from South Portland, Maine on the Portland Montreal Pipeline.

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

In 2020, Suncor incurred royalties at an average rate of 0% of gross revenue for Oil Sands Base (2019 – 2%) due to the impact of prior period audit resolutions recorded in 2020, and at an average rate of 3% of gross revenue for Syncrude operations (2019 – 12%). Syncrude experienced a lower royalty rate in 2020 compared to the prior year as a result of lower WCS prices. Oil Sands Base and the Syncrude project are both in the post-payout phase.

Fort Hills is subject to the same Royalty Framework as Oil Sands Base and Syncrude; however, Fort Hills is in the pre-payout phase. In 2020, Fort Hills incurred royalties at an average rate of 1% of gross revenue (2019 – 2%).

In 2020, Suncor incurred royalty recoveries for MacKay River, which is in the post-payout phase, at an average rate of 2% of gross revenue due to lower prices and production and the impact of prior period settlements recorded in 2020 (2019 – expense of 9%), and royalties at an average rate of 1% of gross revenue for Firebag (2019 – 3%), which continues in the pre-payout phase.

Exploration and Production

E&P Canada – Assets and Operations

East Coast Canada

Based in St. John's, Newfoundland and Labrador, this business includes interests in four producing fields and future developments and extensions. Suncor is also involved in exploration drilling for new opportunities. Suncor is the only company in this region with interests in every field currently in production.

Terra Nova

The Terra Nova oilfield is approximately 350 km southeast of St. John's. Terra Nova was discovered in 1984 and was the second oilfield to be developed offshore Newfoundland and Labrador. Operated by Suncor, the production system uses a Floating Production, Storage and Offloading (FPSO) vessel that is moored on location, and has gross production capacity of 180 mbbls/d (68 mbbls/d, net to Suncor) of crude oil and oil storage capacity of 960 mbbls. Terra Nova was the first harsh environment development in North America to use a FPSO vessel. The Terra Nova oilfield is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production from Terra Nova began in January 2002. Drilling activities took place at Terra Nova throughout 2018 and 2019.

Terra Nova has been offline since the fourth quarter of 2019. The company safely preserved the FPSO quayside and has deferred the previously announced Terra Nova ALE project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding

16  2020 Annual Information Form   Suncor Energy Inc.

Memorandum of Understanding, which provides for a financial commitment by the government (including a modified royalty regime), in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

In 2020, Terra Nova production was offline; therefore, Suncor's share of Terra Nova production averaged nil mbbls/d of crude oil (2019 – 11.6 mbbls/d).

In the first quarter of 2020, due to a decline in forecast crude oil prices as a result of decreased global demand due to the COVID-19 pandemic as well as changes to capital, operating and production plans, the company recorded an after-tax impairment charge of $285 million on its share of the Terra Nova assets.

Hibernia and the Hibernia Southern Extension Unit (HSEU)

The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 km southeast of St. John's and was the first field to be developed in the Jeanne d'Arc Basin. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed Gravity Based Structure (GBS) that sits on the ocean floor, and has gross production capacity of 230 mbbls/day (46 mbbls/d, net to Suncor) of crude oil and oil storage capacity of 1,300 mbbls. Actual production levels are lower, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Hibernia commenced production in November 1997. As at December 31, 2020, there were 74 wells: 42 oil production wells, 26 water injection wells, five gas injection wells, and one water-alternating-gas injection well.

In 2010, final agreements were signed between the Hibernia co-venturers and the Government of Newfoundland and Labrador that established the fiscal, equity and operational principles for the development of the HSEU. At the end of 2020, there were eight oil production wells and nine water injection wells in the HSEU. The production wells were drilled from the GBS platform and are included in the Hibernia well count above. All nine of the water injection wells were drilled using a mobile offshore drill rig. Water for injection purposes is supplied from the GBS platform via a subsea flowline.

In 2020, Suncor's share of Hibernia production averaged 23.2 mbbls/d of crude oil (2019 – 20.1 mbbls/d).

White Rose and the White Rose Extensions

White Rose is approximately 350 km southeast of St. John's. Operated by Cenovus Energy Inc. (Cenovus) (previously Husky Oil Operations Limited), White Rose uses a FPSO vessel and has gross production capacity of 140 mbbls/d (39 mbbls/d, net to Suncor) of crude oil and oil storage capacity of 940 mbbls. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, gas and water injection and production limits, and asset and facility reliability. Production from White Rose began in November 2005. As at December 31, 2020, there were 44 wells: 23 oil production wells, 16 water injection wells, three gas storage wells, and two gas injection wells.

In 2007, the White Rose co-venturers signed an agreement with the Government of Newfoundland and Labrador for the development of the White Rose Extensions, which includes the North Amethyst, South White Rose Extension, and West White Rose satellite fields. First oil was achieved at North Amethyst in May 2010. Development of the South White Rose Extension began in 2013, with first oil achieved in June 2015.

Development of the West White Rose field has been divided into two stages. The first stage was approved in 2010 and first oil was achieved in September 2011. The second stage, West White Rose Project, was sanctioned during the second quarter of 2017. The project was expected to extend the life of the existing White Rose assets, with Suncor's share of peak oil production estimated to be 20 mbbls/d of crude oil. Major development activity began in 2018. However, in 2020, the operator announced a full project review given the continued market uncertainty caused by the COVID-19 pandemic along with the cancellation of the 2021 construction season and has moved the project into safekeeping mode. While the White Rose asset is currently producing, there is a high degree of uncertainty regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

Due to a decline in forecast crude oil prices as a result of decreased global demand due to the COVID-19 pandemic, as well as changes to capital, operating and production plans, the company recorded an after-tax impairment charge of $137 million on its share of the White Rose assets in the first quarter of 2020. Subsequently, in the fourth quarter of 2020, the company recorded an after-tax impairment charge of $423 million on its share of the White Rose assets as a result of the significant uncertainty surrounding the future of the West White Rose Project. The book value as of December 31, 2020 was impaired to zero.

In 2020, Suncor's share of White Rose production averaged 6.7 mbbls/d of crude oil (2019 – 4.7 mbbls/d).

Hebron

The Hebron oilfield is located approximately 340 km southeast of St. John's and is operated by ExxonMobil Canada Properties (ExxonMobil Canada). The development includes a concrete GBS that sits on the ocean floor and

2020 Annual Information Form   Suncor Energy Inc.  17

supports an integrated topsides deck used for production, drilling and accommodations. At peak, the Hebron project is expected to produce 31.6 mbbls/d of crude oil, net to Suncor, ramping up over several years. Hebron has a gross oil storage capacity of 1,200 mbbls and 52 well slots. First oil was achieved in November 2017.

During 2020, drilling activities continued at Hebron and are expected to continue throughout 2021. In 2020, Suncor's share of production averaged 29.7 mbbls/d of crude oil (2019 – 23.5 mbbls/d). As at December 31, 2020, there were 22 wells: 15 oil production wells, four water injection wells, one gas injection well, one cuttings reinjection well and one water alternating gas injection well.

Other Assets

Suncor continues to pursue opportunities offshore Newfoundland and Labrador. In 2019, Suncor and Cenovus were announced as the successful bidders on exploration licence No. 1164, which is located north of White Rose. This licence carries work commitments from 2020 to 2026. In total, the company holds interests in 48 significant discovery licences and five exploration licences offshore in this area.

E&P International – Assets and Operations

Offshore U.K. & Norway

Buzzard

The Buzzard oilfield is located in the Outer Moray Firth, 95 km northeast of Aberdeen, Scotland. Operated by CNOOC Petroleum Europe Limited (CNOOC Europe), a subsidiary of China National Offshore Oil Corporation Limited, the Buzzard facilities have gross installed production capacity of approximately 220 mbbls/d (66 mbbls/d, net to Suncor) of crude oil and 80 mmcf/d (24 mmcf/d, net to Suncor) of natural gas. Actual annual production levels are lower than production capacity, reflecting current reservoir capability, including natural declines, water injection limits, gas and water production limits, and asset and infrastructure reliability. Buzzard commenced production in January 2007 and consists of four bridge-linked platforms supporting wellhead facilities, production facilities, living quarters and utilities, as well as sulphur handling. Drilling activities took place at Buzzard during 2020 with two active rigs for part of the year. The Buzzard infill drilling campaign, which consisted of five wells, was completed in May and Buzzard Phase 2 drilling was completed in September. As at December 31, 2020, there were 52 wells: 35 oil and gas production wells and 17 water injection wells. In 2020, Suncor's share of Buzzard production averaged 25.9 mboe/d of crude oil and natural gas (2019 – 31.9 mboe/d). Buzzard Phase 2 was sanctioned in 2018 and project execution, although adversely impacted by the COVID-19 pandemic, has progressed throughout 2020 with first oil now scheduled for December 2021.

Golden Eagle Area Development (GEAD)

GEAD, which is operated by CNOOC Europe, is approximately 20 km north of the Buzzard oilfield and consists of the unitization of the Peregrine, Hobby, Golden Eagle and Solitaire discoveries. The development incorporates a production, utilities and accommodation platform, linked to a separate wellhead platform, with first oil achieved in October 2014. The facilities have gross production capacity of approximately 76 mboe/d (20 mboe/d, net to Suncor) of crude oil and natural gas. As at December 31, 2020, there were 22 wells: 16 oil and gas production wells and six water injection wells. In 2020, Suncor's share of GEAD production averaged 7.8 mboe/d of crude oil and natural gas (2019 – 9.0 mboe/d).

Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

Rosebank

The Rosebank future development project, in which Suncor has a 40% working interest, was discovered in December 2004 and is operated by Equinor U.K. Limited (Equinor). It is located approximately 130 km northwest of the Shetland Islands, in the U.K. North Sea. The project is currently in the pre-sanction phase.

Oda

The Oda field (PL405 licence) was discovered in 2011 and is located 13 km east of the producing Ula field in the southern part of the Norwegian North Sea. Spirit Energy is the operator and Suncor has a 30% working interest. Oda was sanctioned in November 2016. The field is a subsea tie-back to the Ula platform. Drilling activities were completed in 2018, and first oil was achieved in March 2019. As at December 31, 2020, there were three wells: two production wells and one water injection well. In 2020, Suncor's share of Oda production averaged 7.5 mboe/d of crude oil and natural gas (2019 – 3.7 mboe/d).

Fenja

In 2018, Suncor acquired a 17.5% participating interest in the Fenja development project (PL586 licence). The Fenja field, which was discovered in 2014 and is operated by Neptune Energy, is located approximately 30 km southwest of the Equinor-operated Njord field in the Norwegian Sea. The project was sanctioned by the owners in late 2017, and the plan for development and operation was approved by the Norwegian Ministry of Petroleum and Energy in the first half of 2018. The field will be developed with two subsea templates with six wells tied back to the Equinor-operated Njord platform. First oil is planned for 2022, with peak production expected to reach 34 mboe/d (6 mboe/d, net to Suncor) of crude oil and natural gas between 2022 and 2023.

18  2020 Annual Information Form   Suncor Energy Inc.

Other Assets

Suncor continues to pursue other opportunities offshore of the U.K. and Norway. The company holds interests in 20 exploration licences in these areas.

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

Since 2013, production and liftings in Libya have been intermittent due to political unrest, and the remaining value of Suncor's assets in Libya was impaired in 2015. Suncor had production and liftings from some of its oilfields in 2020, but others remain shut in due to political unrest. The timing of a return to normal operations in Libya remains uncertain.

The estimated cost of Suncor's remaining exploration work program commitment at December 31, 2020, is US$359 million. Suncor declared force majeure for all exploration commitments in Libya effective December 14, 2014, and this declaration remains in effect.

Suncor's share of production in Libya on an economic basis averaged 0.8 mbbls/d in 2020 of crude oil (2019 – 2.3 mbbls/d).

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

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2020		2019

Sales Volumes	mboe/d	% operating revenues	mboe/d	% operating revenues

E&P Canada

Crude oil	59.8	59	60.8	59

E&P International

Crude oil and NGLs(1)(2)	41.9	41	44.3	41

Natural gas	0.9	—	0.9	—

Total Exploration and Production

Crude oil and NGLs(2)	101.7	100	105.1	100

Natural gas	0.9	—	0.9	—

(1)
E&P International Crude oil and NGLs includes production volumes for Libya on an economic basis.

(2)
Contains immaterial amounts of NGLs.

2020 Annual Information Form   Suncor Energy Inc.  19

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

•
Oda – crude oil and natural gas is transported via the third-party operated Norpipe to the Teesside terminal in the U.K., where it is shipped to market as part of the Ekofisk Blend crude stream. Natural gas from Oda is injected into the Ula reservoir to improve oil recovery from the Ula field.

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

Terra Nova has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 10% of gross revenue or 30% of net revenue. Tier two is an additional 12.5% of net revenue. During 2020, Terra Nova royalty recoveries averaged 2% of gross revenue (2019 – expense of 17%) due to suspension of production and prior period settlements recorded in 2020.

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

Hibernia royalties (including the HSEU) and NPI combined to average 23% of gross revenue for 2020 (2019 – 32%), due to lower commodity prices.

The White Rose base project has reached the net royalty stage, consisting of a two tier profit-sensitive royalty. Tier one is the greater of 7.5% of gross revenue or 20% of net revenue. Tier two is an additional 10% of net revenue. The White Rose Extension tier one and tier two royalty structures are the same as the base project, and there is an additional tier three royalty of 6.5% of net revenue, payable if WTI is greater than US$50/bbl. The White Rose Extension is currently paying tier one and tier three royalties, but has not yet triggered tier two. During 2020, total White Rose royalties averaged 6% of gross revenue (2019 – 4%).

The Hebron royalty consists of an initial sliding-scale basic royalty, followed by a three-tiered royalty which will become payable upon the achievement of specified levels of profitability. The basic royalty starts at 1% and increase to 7.5% of gross revenue depending on certain milestones. The tier one royalty is equal to 20% of net revenue. The tier two royalty is equal to an additional 10% of net revenue. The tier three royalty is equal to 6.5% of net revenue, payable if WTI is greater than US$50/bbl. During 2020, Hebron royalties averaged 1% of gross revenue (2019 – 1%).

E&P International

There are no royalties on oil and gas production from Offshore U.K. & Norway; however, oil and gas profits are subject to a 40% income tax rate and 78% income tax rate, respectively. For operations in Libya, all government interests, except for income taxes, are presented as royalties.

20  2020 Annual Information Form   Suncor Energy Inc.

Refining and Marketing

Refining and Supply – Assets and Operations

Eastern North America

Montreal Refinery

The Montreal refinery has a crude oil capacity of 137 mbbls/d, with a flexible configuration that allows processing of sweet SCO from the company's Oil Sands operations, WCS, conventional crude oil, as well as intermediate feedstock. Crude oil is procured at market prices on a spot basis or under contracts that can be terminated on short notice. Crude oil for the refinery can be supplied through several channels, including via Enbridge's Line 9, the Portland-Montreal Pipeline, by marine transportation, and by rail for inland crudes. The Montreal refinery received inland-sourced crude volumes averaging 124.5 mbbls/d in 2020 (2019 – 123.8 mbbls/d).

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

Other Facilities

Suncor holds a 51% interest in ParaChem Chemicals L.P. (ParaChem), which owns and operates a petrochemicals plant located adjacent to the Montreal refinery. Feedstock for the plant includes xylene and toluene produced by the Montreal and Sarnia refineries. The plant primarily produces paraxylene, which is used by customers to manufacture polyester textiles and plastic bottles. Paraxylene production was approximately 295,000 metric tonnes in 2020 (2019 – 355,000 metric tonnes). ParaChem also produces benzene, hydrogen and heavy aromatics. Benzene production is delivered back to the Montreal refinery to be marketed with production from that facility.

Suncor operates Canada's largest ethanol facility, the St. Clair Ethanol plant in the Sarnia-Lambton region of Ontario, with a nameplate capacity of 396 million litres per year. In 2020, the plant produced 336 million litres of ethanol (2019 – 400 million litres).

Western North America

Edmonton Refinery

As at December 31, 2020, the Edmonton refinery had a crude oil capacity of 142 mbbls/d and the capability to run a full slate of feedstock sourced from Suncor's Oil Sands operations. Crude oil is supplied to the refinery via company-owned and third-party pipelines. Subsequently, in the first quarter of 2021, the crude oil capacity of the Edmonton refinery increased to 146 mbbls/d as a result of debottlenecking activities.

Feedstock is supplied from Suncor's Oil Sands operations, Syncrude operations (including volumes purchased by Suncor from the other Syncrude joint venture owners' share of production) and other producers from the Wood Buffalo and Cold Lake regions of Alberta. The refinery can process approximately 44 mbbls/d of blended heavy feedstock (comprised of 31 mbbls/d of bitumen and 13 mbbls/d of diluent) and process approximately 44 mbbls/d of sour SCO, based on the increased capacity. The refinery can also process approximately 58 mbbls/d of sweet SCO through its synthetic crude train based on the increased capacity.

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

2020 Annual Information Form   Suncor Energy Inc.  21

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

Other Facilities

To support the supply and demand balance in the Vancouver area, Suncor imports and exports finished products through its Burrard distribution terminal located on the west coast of B.C. Suncor also enters into reciprocal exchange arrangements with other refiners in Western North America as a means of minimizing transportation costs and balancing product availability. The Burrard distribution terminal was expanded by Suncor in 2020, which added an incremental 19 mbbls/d of export capacity, bringing the total export capacity of the terminal to 40 mbbls/d.

Refinery Throughputs, Utilizations and Yields

The following tables summarize the crude feedstock, utilizations and production yield mix for Suncor's refineries for the years ended December 31, 2020 and 2019.

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton(2)		Commerce City
(mbbls/d, except as noted)	2020	2019	2020	2019	2020	2019	2020	2019

Sweet synthetic	10.5	7.9	28.6	24.8	42.9	54.9	—	—

Sour synthetic	—	—	28.6	31.8	51.8	45.3	11.0	9.4

Diluted bitumen	21.0	20.6	—	—	35.2	43.0	8.9	9.9

Sweet conventional	87.5	89.0	1.9	0.3	—	—	45.7	63.9

Sour conventional	5.5	8.0	17.4	21.0	—	—	10.5	9.4

Total	124.5	125.5	76.5	77.9	129.9	143.2	76.1	92.6

Utilization (%)	91	92	90	92	91	101	78	94

Equity Crude Processed(1)	10.0	7.7	53.1	51.6	94.3	121.3	11.0	9.4

(1)
Includes Suncor's upstream operations, including its working interest in Syncrude.

(2)
Utilization calculated based on 142 mbbls/d capacity as at December 31, 2020, not incorporating capacity increase effective January 1, 2021.

Refined petroleum production yield mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2020	2019	2020	2019	2020	2019	2020	2019

Gasoline	35	38	48	47	42	43	46	49

Distillates	37	38	37	39	52	52	34	34

Other	28	24	15	14	6	5	20	17

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

22  2020 Annual Information Form   Suncor Energy Inc.

As at December 31, 2020, Suncor's ownership interests in certain pipelines were as follows:

Pipeline	Ownership	Type	Origin	Destinations

Portland-Montreal Pipeline(1)	100.00%	Crude oil	Portland, Maine	Montreal, Quebec

Trans-Northern Pipeline	33.30%	Refined product	Montreal, Quebec	Ontario – Ottawa, Toronto & Oakville

Sun-Canadian Pipeline	55.00%	Refined product	Sarnia, Ontario	Ontario – Toronto, London & Hamilton

Alberta Products Pipeline	35.00%	Refined product	Edmonton, Alberta	Calgary, Alberta

Rocky Mountain Crude Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Denver, Colorado

Centennial Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Cheyenne, Wyoming

Oil Sands Pipeline	100.00%	Crude oil	Fort McMurray, Alberta	Edmonton, Alberta

(1)
Acquired 100% interest on April 1, 2020, compared to the previously held interest of 23.80% at December 31, 2019.

Marketing – Assets and Operations

Suncor's retail service station network operates nationally in Canada primarily under the Petro-Canada™ brand. As at December 31, 2020, this network consisted of 1,561 outlets across Canada, of which 814 locations are company-owned locations and 747 are branded-dealers. Selected locations along the Trans-Canada highway contain Canada's Electric Highway™, the coast-to-coast network of fast charging EV stations. In addition, refined products are marketed through independent dealers and joint operations. Suncor's Canadian retail network had sales of gasoline motor fuels averaging approximately 4.1 million litres per site in 2020 (2019 – 4.9 million litres).

Suncor's Colorado retail network consists of 44 owned or leased Shell™, Exxon™ or Mobil™ branded outlets. Suncor also has product supply agreements with 133 Shell™-branded sites in both Colorado and Wyoming, and with 62 Exxon™ and Mobil™-branded sites in Colorado.

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

Retail and Wholesale Summary

	As at December 31
Locations	2020	2019

Retail Service Stations – Canada

Petro-Canada™ -branded	1 560	1 546

Sunoco™ -branded	1	1

	1 561	1 547

Retail Service Stations(1) – U.S.

Shell™ -branded retail service stations – Colorado/Wyoming	168	177

Exxon™ -branded retail service stations – Colorado	48	42

Mobil™ -branded retail service stations – Colorado	23	20

	239	239

Wholesale Cardlock Sites – Canada

Petro-Canada™-branded cardlock sites (PETRO-PASS™)	316	310

(1)
Shell™ is a registered U.S. trademark of Shell Trademark Management B.V., and Exxon™ and Mobil™ are registered U.S. trademarks of Exxon Mobil Corporation.

2020 Annual Information Form   Suncor Energy Inc.  23

Refined Products Sales Volumes

	2020		2019

Sales Volumes	mbbls/d	% operating revenues	mbbls/d	% operating revenues

Gasoline (includes motor and aviation gasoline)

Eastern North America	103.6		119.8

Western North America	110.5		126.8

	214.1	43	246.6	45

Distillates (includes diesel and heating oils, and aviation jet fuels)(1)

Eastern North America	91.9		102.9

Western North America	123.8		115.2

	215.7	43	218.1	42

Other (includes heavy fuel oil, asphalts, petrochemicals, other)

Eastern North America	47.5		48.8

Western North America	26.1		25.9

	73.6	14	74.7	13

	503.4		539.4

(1)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined products sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

Sales volumes for specific products are moderately affected by seasonal cycles: gasoline sales are typically higher during the summer driving season; heating oil sales are typically higher during the winter season; diesel sales are typically higher during the drilling season at the beginning of the year in Western Canada and during agricultural planting and harvest seasons in early spring and late summer, respectively; and asphalt sales are typically higher during the summer construction paving period. Suncor has the flexibility to modify refinery inputs and outputs to match production yields with anticipated product demands. Suncor also has the flexibility to import and export refined products to optimize around domestic seasonal cycles and to capture incremental margins from market dislocations as they arise.

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

24  2020 Annual Information Form   Suncor Energy Inc.

Renewable Energy

Suncor's renewable energy investment activities include development, construction and ownership of Suncor-operated and joint venture partner-operated renewable power assets across Canada. This currently includes a portfolio of four operating wind power facilities located in Alberta, Saskatchewan and Ontario with a gross installed capacity of 111 MW. In addition, Suncor has secured a number of sites for potential future wind and solar power projects that are in various stages of development, including the Forty Mile Wind Power Project in southeast Alberta. The sanctioned Forty Mile Wind Power Project is designed to provide 200 MW of generation capacity with an estimated total capital spend of $300 million. The project was restarted in early 2021 and is currently planned for completion in late 2022 after it was temporarily paused during 2020.

Suncor's wind power projects as at December 31, 2020:

Wind Power Projects		Ownership Interest (%)	Gross (MW)	Turbines	Completed

Operated by Suncor

Adelaide	Strathroy, Ontario	75.0	40	18	2014

Non-operated

Chin Chute	Taber, Alberta	33.3	30	20	2006

Magrath	Magrath, Alberta	33.3	30	20	2004

SunBridge	Gull Lake, Saskatchewan	50.0	11	17	2002

2020 Annual Information Form   Suncor Energy Inc.  25

Suncor Employees

The following table shows the distribution of employees among Suncor's business units and corporate office.

As at December 31	2020	2019

Oil Sands(1)	6 371	6 400

Exploration and Production(2)	321	351

Refining and Marketing(2)	2 716	2 824

Corporate and Eliminations(2)(3)	3 183	3 314

Total	12 591	12 889

(1)
Includes employees related to the Fort Hills operations.

(2)
Prior period information has been re-classed to conform to current period presentation.

(3)
Includes employees from the company's Projects group, which supports the business units.

In addition to Suncor's employees, the company also uses independent contractors to supply a range of services.

Approximately 32% or 4,142 of the company's employees were covered by collective agreements at the end of 2020. The company completed negotiations in 2020 in respect of the collective agreements relating to Terra Nova and the Ottawa Terminal. Negotiations for three collective agreements will take place in 2021 representing approximately 260 employees and including the B.C. terminals and the Sarnia refinery.

In the fourth quarter of 2020, Suncor announced that it would be making workforce reductions of between 10% to 15% of employees by mid-2022 as part of the company's steps to achieve its incremental free funds flow target. Furthermore, Suncor announced that it had made the choice to relocate the downstream offices in Mississauga and Oakville, Ontario, Canada to Calgary, Alberta, Canada. This reorganization of the company's downstream operations is expected to allow the company to create stronger integration and efficiencies across the major business units and functions by having one central headquarters.

Ethics, Social and Environmental Policies

Suncor has adopted several policies focused on ethics, social and environmental matters.

Suncor's standards for the ethical conduct of the company's business are set forth in a Standards of Business Conduct Code (the Code), which applies to Suncor's directors, officers, employees and independent contractors, and requires strict compliance with legal requirements and Suncor's values. Topics addressed in the Code include competition, conflict of interest, the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, respectful workplace, fair dealing in trade relations, and accounting, reporting and business controls. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and independent contractor is required to annually complete a Code training course, read a summary of the Code, affirm that they understand the requirements of the Code, and provide confirmation of compliance with the Code since their last affirmation or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. Compliance is then reported to Suncor's Governance Committee of the Board of Directors. A copy of the Code is available on Suncor's website at www.suncor.com.

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

26  2020 Annual Information Form   Suncor Energy Inc.

Suncor has a Human Rights Policy, which affirms Suncor's responsibility to respect human rights and is intended to ensure that Suncor is not complicit in human rights abuses. Suncor is subject to the laws of the countries in which it operates and is committed to complying with all such laws while honouring international human rights principles, such as those described in the Universal Declaration of Human Rights. The policy contains guiding principles, including: the belief that a process for human rights impact assessment undertaken regularly is essential to identify, prevent, mitigate and remedy potential impacts on human rights; a commitment to providing a working environment that is free from harassment, violence, intimidation and other disruptive behaviours; a commitment to respecting the cultures, customs and values of the communities in which the company operates; the belief that security policies should be consistent with international human rights standards; and the belief that employees and stakeholders affected by the company's activities should have access to grievance mechanisms that are legitimate, accessible, predictable, equitable and transparent. The policy makes clear that the scope of Suncor's human rights due diligence should include its own operations and, where it can influence its third-party business relationships, the operations of others.

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

Suncor has a Canadian Indigenous Relations Policy, which affirms Suncor's desire to work in collaboration with Indigenous Peoples to create shared value. The policy sets the foundation for a consistent approach to the company's relationships with Indigenous Peoples and outlines Suncor's responsibilities and commitments, and is intended to guide Suncor's business decisions on a day-to-day basis. Suncor is committed to working closely with Indigenous Peoples and communities to build and maintain long-term and mutually beneficial relationships. The policy makes it clear that responsible development takes into account Indigenous interests regarding the opportunities and impacts of energy development on communities and on their traditional and current uses of lands and resources.

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

The Environment, Health, Safety and Sustainable Development (EHS&SD) Committee of the Board of Directors meets quarterly to review Suncor's effectiveness in meeting its EHS&SD obligations. The EHS&SD Committee also reviews the company's strategies and policies, with respect to EHS&SD, given legal, industry and community standards. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In addition, the EHS&SD Committee has oversight over Suncor's performance with respect to the company's social goal regarding building mutual trust and respect with the Indigenous Peoples of Canada, and reviews Suncor's annual Report on Sustainability reporting on Suncor's EHS&SD progress, plans and performance objectives, as well as disclosure on lobbying.

Suncor's annual Excellence Awards program recognizes and celebrates employees and contractors who lead the way in strengthening Suncor's culture, living Suncor's purpose and values, and accelerating the Suncor transformational journey.

The aforementioned policies are reviewed regularly, and are accessible to employees and contractors on the company's intranet. Additional workshops and targeted training sessions on various matters under the policies are also conducted as warranted throughout the year. The Canadian Indigenous Relations Policy is available in Cree and Dene audio translations.

2020 Annual Information Form   Suncor Energy Inc.  27

Statement of Reserves Data and Other Oil and Gas Information

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 24, 2021, with an effective date of December 31, 2020. Reserves evaluations have not been updated since the effective date and, thus, do not reflect changes in the company's reserves since that date. The preparation date of the information is January 12, 2021.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF is based upon evaluations conducted by GLJ Ltd. (GLJ), contained in its report dated February 19, 2021 (the GLJ Report). GLJ (the Evaluator) is an independent qualified reserves evaluator as defined in NI 51-101.

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

The reserves included in this AIF represent estimates only. There are numerous uncertainties inherent in estimating quantities and quality of these reserves, including many factors beyond the company's control. In general, estimates of reserves and the future net cash flows from these reserves are based upon a number of factors and assumptions – such as production forecasts, regulations, pricing, the timing and amount of capital expenditures, future royalties, future operating costs, yield rates for upgraded production of SCO from bitumen, and future abandonment and reclamation costs – all of which may vary considerably from actual results and may be affected by many of the factors identified under Industry Conditions and Risk Factors herein. The accuracy of any reserves estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time. For these reasons, estimates of the reserves and categorization of such reserves based on the certainty of recovery, prepared by different engineers or by the same engineers at different times, may vary.

28  2020 Annual Information Form   Suncor Energy Inc.

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

The reserves evaluations are based in part on the assumed success of activities the company intends to undertake in future years. The estimated reserves and associated cash flows may be increased or reduced to the extent that such activities do or do not achieve the level of success assumed in the reserves evaluations.

Specific significant risk factors and uncertainties affecting Suncor's reserves include, among others:

•
Volatility of Commodity Prices

  Commodity pricing affects the profitability of reserves development. For example, low commodity prices could have a material adverse effect on Suncor's reserves; conversely, higher commodity prices may result in higher reserves by making more projects economically viable or extending their economic life. Refer to the Risk Factors – Volatility of Commodity Prices section of this AIF.

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

•
Political Unrest

  As a result of political unrest in Syria, Suncor reclassified all Syria reserves to contingent resources, effective December 31, 2012. Suncor also reclassified all Libya reserves to contingent resources, effective December 31, 2016, due to political unrest in Libya. All Syria and Libya volumes remain classified as contingent resources as at December 31, 2020. The criteria for the reclassification of the aforementioned volumes back to reserves include sustained periods of political stability, operational and production stability, and normalization of business relations including financial transactions. Refer to the Risk Factors – Foreign Operations section of this AIF.

•
Abandonment and Reclamation costs

  Refer to the Additional Information Relating to Reserves Data – Abandonment and Reclamation Costs section of this AIF.

•
Government Action

  Government intervention, such as mandatory production curtailments, could create long-term market uncertainty, which could have a material adverse effect on Suncor's reserves. Refer to the Risk Factors – Government/Regulatory Policy section of this AIF.

Refer to the Risk Factors section of this AIF for additional information on additional significant risk factors and uncertainties affecting Suncor's reserves.

2020 Annual Information Form   Suncor Energy Inc.  29

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)
as at December 31, 2020
(forecast prices and costs)(2)

	SCO(3)		Bitumen		Light Crude Oil & Medium Crude Oil(4)		Conventional Natural Gas(6)		Total
	(mmbbls)		(mmbbls)		(mmbbls)		(bcfe)		(mmboe)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved Developed Producing
Mining	1 683	1 610	865	821	—	—	—	—	2 548	2 431
In Situ	251	229	105	97	—	—	—	—	357	326
E&P Canada	—	—	—	—	64	57	—	—	64	57

Total Canada	1 935	1 839	970	917	64	57	—	—	2 968	2 814

Offshore U.K. & Norway	—	—	—	—	51	51	1	1	51	51

Total Proved Developed Producing	1 935	1 839	970	917	115	108	1	1	3 020	2 865

Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—	—	—
E&P Canada	—	—	—	—	12	11	—	—	12	11

Total Canada	—	—	—	—	12	11	—	—	12	11

Offshore U.K. & Norway	—	—	—	—	2	2	—	—	2	2

Total Proved Developed Non-Producing	—	—	—	—	14	13	—	—	14	13

Proved Undeveloped
Mining	297	286	—	—	—	—	—	—	297	286
In Situ	746	653	523	460	—	—	—	—	1 269	1 113
E&P Canada	—	—	—	—	33	30	—	—	33	30

Total Canada	1 042	939	523	460	33	30	—	—	1 598	1 430

Offshore U.K. & Norway	—	—	—	—	8	8	11	11	10	10

Total Proved Undeveloped	1 042	939	523	460	41	38	11	11	1 608	1 439

Proved
Mining	1 980	1 896	865	821	—	—	—	—	2 845	2 717
In Situ	997	882	628	557	—	—	—	—	1 625	1 439
E&P Canada	—	—	—	—	109	98	—	—	109	98

Total Canada	2 977	2 778	1 493	1 378	109	98	—	—	4 579	4 254

Offshore U.K. & Norway	—	—	—	—	61	61	12	12	63	63

Total Proved	2 977	2 778	1 493	1 378	170	159	12	12	4 642	4 317

Probable
Mining	426	401	554	506	—	—	—	—	980	908
In Situ	1 286	1 064	328	266	—	—	—	—	1 614	1 330
E&P Canada	—	—	—	—	100	79	—	—	100	79

Total Canada	1 712	1 465	882	773	100	79	—	—	2 694	2 317

Offshore U.K. & Norway	—	—	—	—	22	22	5	5	23	23

Total Probable	1 712	1 465	882	773	123	102	5	5	2 717	2 340

Proved Plus Probable
Mining	2 406	2 298	1 418	1 327	—	—	—	—	3 824	3 625
In Situ	2 283	1 945	957	823	—	—	—	—	3 240	2 769
E&P Canada	—	—	—	—	209	178	—	—	209	178

Total Canada	4 689	4 243	2 375	2 151	209	178	—	—	7 273	6 571

Offshore U.K. & Norway	—	—	—	—	83	83	17	17	86	86

Total Proved Plus Probable	4 689	4 243	2 375	2 151	292	261	17	17	7 359	6 658

Please see Notes (1) through (4) and (6) at the end of the reserves data section for important information about volumes in this table.

30  2020 Annual Information Form   Suncor Energy Inc.

Reconciliation of Gross Reserves(1)
as at December 31, 2020
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude Oil & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Mining

December 31, 2019	1 966	601	2 567	896	469	1 365	—	—	—	—	—	—	2 862	1 070	3 932

Extensions & Improved Recovery(7)	297	(297)	—	—	—	—	—	—	—	—	—	—	297	(297)	—

Technical Revisions(8)	(151)	122	(29)	(11)	84	73	—	—	—	—	—	—	(163)	206	44

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(132)	—	(132)	(20)	—	(20)	—	—	—	—	—	—	(152)	—	(152)

December 31, 2020	1 980	426	2 406	865	554	1 418	—	—	—	—	—	—	2 845	980	3 824

In Situ

December 31, 2019	858	1 143	2 001	779	325	1 103	—	—	—	—	—	—	1 636	1 468	3 104

Extensions & Improved Recovery(7)	1	121	122	2	24	26	—	—	—	—	—	—	3	145	148

Technical Revisions(8)	176	22	199	(127)	(21)	(148)	—	—	—	—	—	—	49	2	51

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(38)	—	(38)	(25)	—	(25)	—	—	—	—	—	—	(63)	—	(63)

December 31, 2020	997	1 286	2 283	628	328	957	—	—	—	—	—	—	1 625	1 614	3 240

E&P Canada

December 31, 2019	—	—	—	—	—	—	116	162	278	—	—	—	116	162	278

Extensions & Improved Recovery(7)	—	—	—	—	—	—	9	16	25	—	—	—	9	16	25

Technical Revisions(8)	—	—	—	—	—	—	5	(77)	(72)	—	—	—	5	(77)	(72)

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	—	—	—	—	—	—	(22)	—	(22)	—	—	—	(22)	—	(22)

December 31, 2020	—	—	—	—	—	—	109	100	209	—	—	—	109	100	209

Total Canada

December 31, 2019	2 824	1 744	4 568	1 675	794	2 469	116	162	278	—	—	—	4 615	2 700	7 314

Extensions & Improved Recovery(7)	298	(176)	122	2	24	26	9	16	25	—	—	—	309	(136)	173

Technical Revisions(8)	25	144	169	(138)	64	(75)	5	(77)	(72)	—	—	—	(108)	130	22

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(170)	—	(170)	(45)	—	(45)	(22)	—	(22)	—	—	—	(237)	—	(237)

December 31, 2020	2 977	1 712	4 689	1 493	882	2 375	109	100	209	—	—	—	4 579	2 694	7 273

Please see Notes (1) through (13) at the end of the reserves data section for important information about volumes in this table.

2020 Annual Information Form   Suncor Energy Inc.  31

Reconciliation of Gross Reserves(1) (continued)
as at December 31, 2020
(forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude Oil & Medium Crude Oil(4)(5)			Conventional Natural Gas(6)			Total

	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable

	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	bcfe	bcfe	bcfe	mmboe	mmboe	mmboe

Offshore U.K. & Norway

December 31, 2019	—	—	—	—	—	—	56	32	88	15	16	31	58	35	93

Extensions & Improved Recovery(7)	—	—	—	—	—	—	1	3	4	—	—	—	1	3	4

Technical Revisions(8)	—	—	—	—	—	—	18	(13)	6	(1)	(11)	(13)	18	(15)	3

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	—	—	—	—	—	—	(14)	—	(14)	(1)	—	(1)	(15)	—	(15)

December 31, 2020	—	—	—	—	—	—	61	22	83	12	5	17	63	23	86

Other International(14)

December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Extensions & Improved Recovery(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions(8)	—	—	—	—	—	—	2	—	2	—	—	—	2	—	2

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)(14)	—	—	—	—	—	—	(2)	—	(2)	—	—	—	(2)	—	(2)

December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total

December 31, 2019	2 824	1 744	4 568	1 675	794	2 469	172	194	366	15	16	31	4 673	2 735	7 407

Extensions & Improved Recovery(7)	298	(176)	122	2	24	26	10	19	29	—	—	—	310	(133)	177

Technical Revisions(8)	25	144	169	(138)	64	(75)	26	(90)	(65)	(1)	(11)	(13)	(88)	116	28

Discoveries(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production(13)	(170)	—	(170)	(45)	—	(45)	(38)	—	(38)	(1)	—	(1)	(253)	—	(253)

December 31, 2020	2 977	1 712	4 689	1 493	882	2 375	170	123	292	12	5	17	4 642	2 717	7 359

Please see Notes (1) through (14) at the end of the reserves data section for important information about volumes in this table.

32  2020 Annual Information Form   Suncor Energy Inc.

Notes to Reserves Data Tables

as at December 31, 2020

(1)
Reserves data tables may not add due to rounding.

(2)
See the Notes to Future Net Revenues Tables for information on forecast prices and costs.

(3)
SCO reserves figures include the company's diesel sales volumes.

(4)
Gross volumes of Light Crude Oil & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 38 mmbbls, Proved Undeveloped of 15 mmbbls, Proved of 53 mmbbls, Probable of 25 mmbbls and Proved Plus Probable of 78 mmbbls. Net volumes of Light Crude Oil & Medium Crude Oil for E&P Canada include immaterial quantities of Heavy Crude Oil as follows: Proved Developed Producing of 37 mmbbls, Proved Undeveloped of 15 mmbbls, Proved of 52 mmbbls, Probable of 19 mmbbls and Proved Plus Probable of 71 mmbbls.

(5)
Light Crude Oil & Medium Crude Oil Technical Revisions for E&P Canada include quantities of Heavy Crude Oil as follows: Proved of 4 mmbbls, Probable of (6) mmbbls and Proved Plus Probable of (2) mmbbls.

(6)
Conventional Natural Gas includes immaterial amounts of NGLs (0.5 mmbbls of Proved and 0.7 mmbbls of Proved Plus Probable NGLs).

(7)
Extensions & Improved Recovery are additions to the reserves resulting from step-out drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for Probable reserves result from the transfer of Probable reserves to Proved reserves. Changes in 2020 are primarily a result of the transfer of MLX-W from Probable reserves to Proved reserves and drilling extensions at Firebag.

(8)
Technical Revisions include changes in previous estimates resulting from new technical data or revised interpretations. Changes in 2020 are primarily due to new information obtained during the year, including drilling results and ongoing field performance. In 2020, Mining changes are primarily due to geological model updates and changes to the current business plan. In 2020, In Situ changes are primarily due to geological and performance model updates. For Other International, a technical revision has been made to offset production (refer to Note 14 below).

(9)
Discoveries are additions to reserves in reservoirs where no reserves were previously booked and are as a result of the confirmation of the existence of an accumulation of a significant quantity of potentially recoverable petroleum. There were no discoveries in 2020.

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

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be

2020 Annual Information Form   Suncor Energy Inc.  33

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

34  2020 Annual Information Form   Suncor Energy Inc.

Future Net Revenues Tables and Notes

Net Present Values of Future Net Revenues Before Income Taxes(1)
as at December 31, 2020
(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)

	0%	5%	10%	15%	20%	($/boe)

Proved Developed Producing

Mining	8 643	11 304	7 944	5 405	3 765	3.27
In Situ	7 118	6 309	5 609	5 031	4 557	17.22
E&P Canada	1 413	1 589	1 624	1 598	1 546	28.33

Total Canada	17 175	19 201	15 178	12 034	9 868	5.39

Offshore U.K. & Norway	1 316	1 311	1 244	1 162	1 080	24.24

Total Proved Developed Producing	18 491	20 512	16 423	13 195	10 948	5.73

Proved Developed Non-Producing

Mining	—	—	—	—	—	—
In Situ	—	—	—	—	—	—
E&P Canada	(227)	(162)	(124)	(100)	(86)	(11.11)

Total Canada	(227)	(162)	(124)	(100)	(86)	(11.11)

Offshore U.K. & Norway	56	60	58	54	48	27.78

Total Proved Developed Non-Producing	(171)	(102)	(65)	(47)	(38)	(4.95)

Proved Undeveloped

Mining	3 134	1 900	963	446	169	3.36
In Situ	26 933	14 124	8 006	4 846	3 088	7.19
E&P Canada	1 363	1 101	879	705	571	29.32

Total Canada	31 430	17 126	9 847	5 997	3 828	6.89

Offshore U.K. & Norway	352	267	209	168	137	21.86

Total Proved Undeveloped	31 781	17 394	10 057	6 164	3 965	6.99

Proved

Mining	11 777	13 204	8 907	5 851	3 934	3.28
In Situ	34 051	20 434	13 615	9 877	7 645	9.46
E&P Canada	2 550	2 528	2 380	2 202	2 030	24.17

Total Canada	48 378	36 165	24 902	17 930	13 609	5.85

Offshore U.K. & Norway	1 723	1 638	1 512	1 383	1 265	24.00

Total Proved	50 101	37 804	26 414	19 313	14 874	6.12

Probable

Mining	14 135	6 412	3 299	1 959	1 315	3.63
In Situ	61 275	16 148	6 048	3 109	2 004	4.55
E&P Canada	4 066	3 086	2 336	1 810	1 442	29.42

Total Canada	79 477	25 647	11 682	6 877	4 762	5.04

Offshore U.K. & Norway	1 130	918	740	607	509	31.76

Total Probable	80 607	26 565	12 422	7 484	5 271	5.31

Proved Plus Probable

Mining	25 913	19 616	12 206	7 810	5 249	3.37
In Situ	95 327	36 582	19 663	12 986	9 649	7.10
E&P Canada	6 616	5 614	4 716	4 012	3 473	26.51

Total Canada	127 855	61 812	36 584	24 808	18 371	5.57

Offshore U.K. & Norway	2 853	2 556	2 252	1 990	1 774	26.09

Total Proved Plus Probable	130 708	64 368	38 836	26 797	20 145	5.83

Please see the Notes at the end of the Future Net Revenues Tables.

2020 Annual Information Form   Suncor Energy Inc.  35

Net Present Values of Future Net Revenues After Income Taxes(1)
as at December 31, 2020
(forecast prices and costs)

(in $ millions, discounted at % per year)

	0%	5%	10%	15%	20%

Proved Developed Producing

Mining	5 887	9 777	7 125	5 005	3 620
In Situ	5 669	5 035	4 475	4 009	3 628
E&P Canada	1 211	1 394	1 438	1 419	1 374

Total Canada	12 767	16 206	13 038	10 433	8 622

Offshore U.K. & Norway	875	865	820	767	715

Total Proved Developed Producing	13 642	17 071	13 858	11 200	9 337

Proved Developed Non-Producing

Mining	—	—	—	—	—
In Situ	—	—	—	—	—
E&P Canada	(237)	(171)	(130)	(104)	(89)

Total Canada	(237)	(171)	(130)	(104)	(89)

Offshore U.K. & Norway	33	36	36	33	30

Total Proved Developed Non-Producing	(204)	(134)	(94)	(71)	(59)

Proved Undeveloped

Mining	2 166	1 357	646	255	50
In Situ	20 487	10 565	5 877	3 484	2 168
E&P Canada	1 104	888	699	552	440

Total Canada	23 757	12 810	7 222	4 291	2 658

Offshore U.K. & Norway	284	204	152	116	91

Total Proved Undeveloped	24 041	13 013	7 374	4 408	2 749

Proved

Mining	8 054	11 134	7 771	5 260	3 670
In Situ	26 156	15 599	10 351	7 494	5 797
E&P Canada	2 078	2 111	2 008	1 867	1 725

Total Canada	36 287	28 845	20 130	14 620	11 191

Offshore U.K. & Norway	1 192	1 105	1 007	916	836

Total Proved	37 480	29 950	21 138	15 537	12 027

Probable

Mining	11 397	4 953	2 453	1 425	949
In Situ	47 181	12 326	4 634	2 409	1 569
E&P Canada	3 131	2 382	1 791	1 375	1 088

Total Canada	61 710	19 661	8 878	5 209	3 605

Offshore U.K. & Norway	567	507	433	370	319

Total Probable	62 277	20 168	9 311	5 579	3 924

Proved Plus Probable

Mining	19 451	16 087	10 224	6 685	4 618
In Situ	73 337	27 925	14 985	9 903	7 365
E&P Canada	5 209	4 494	3 798	3 242	2 813

Total Canada	97 997	48 506	29 008	19 829	14 796

Offshore U.K. & Norway	1 759	1 612	1 440	1 286	1 155

Total Proved Plus Probable	99 756	50 117	30 449	21 115	15 952

See the Notes at the end of the Future Net Revenues Tables.

36  2020 Annual Information Form   Suncor Energy Inc.

Total Future Net Revenues(1)
as at December 31, 2020
(forecast prices and costs)

(in $ millions, undiscounted)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenues Before Deducting Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenues After Deducting Future Income Tax Expenses

Proved Developed Producing

Mining	170 807	8 057	105 137	28 593	20 376	8 643	2 756	5 887
In Situ	22 338	1 783	10 140	2 625	672	7 118	1 449	5 669
E&P Canada	4 394	513	1 029	91	1 349	1 413	203	1 211

Total Canada	197 539	10 353	116 306	31 309	22 397	17 175	4 408	12 767

Offshore U.K. & Norway	3 637	—	1 434	151	737	1 316	441	875

Total Proved Developed Producing	201 177	10 353	117 740	31 460	23 134	18 491	4 849	13 642

Proved Developed Non-Producing

Mining	—	—	—	—	—	—	—	—
In Situ	—	—	—	—	—	—	—	—
E&P Canada	959	91	557	164	373	(227)	10	(237)

Total Canada	959	91	557	164	373	(227)	10	(237)

Offshore U.K. & Norway	164	—	97	3	8	56	22	33

Total Proved Developed Non-Producing	1 123	91	654	168	381	(171)	33	(204)

Proved Undeveloped

Mining	25 091	945	15 413	4 059	1 540	3 134	967	2 166
In Situ	90 274	10 664	32 807	18 550	1 319	26 933	6 447	20 487
E&P Canada	2 490	275	339	462	52	1 363	259	1 104

Total Canada	117 855	11 884	48 559	23 071	2 912	31 430	7 673	23 757

Offshore U.K. & Norway	692	—	170	124	46	352	67	284

Total Proved Undeveloped	118 547	11 884	48 729	23 195	2 958	31 781	7 740	24 041

Proved

Mining	195 898	9 003	120 550	32 652	21 916	11 777	3 723	8 054
In Situ	112 612	12 447	42 948	21 175	1 991	34 051	7 896	26 156
E&P Canada	7 843	879	1 925	717	1 774	2 550	472	2 078

Total Canada	316 354	22 328	165 422	54 544	25 681	48 378	12 091	36 287

Offshore U.K. & Norway	4 493	—	1 701	278	791	1 723	531	1 192

Total Proved	320 847	22 328	167 123	54 822	26 473	50 101	12 621	37 480

Probable

Mining	80 087	5 877	44 439	10 662	4 973	14 135	2 738	11 397
In Situ	180 293	28 828	58 227	30 370	1 593	61 275	14 094	47 181
E&P Canada	8 105	1 903	1 360	515	261	4 066	935	3 131

Total Canada	268 485	36 608	104 026	41 547	6 827	79 477	17 767	61 710

Offshore U.K. & Norway	1 840	—	606	42	62	1 130	563	567

Total Probable	270 325	36 608	104 632	41 590	6 889	80 607	18 330	62 277

Proved Plus Probable

Mining	275 985	14 880	164 989	43 314	26 889	25 913	6 462	19 451
In Situ	292 906	41 274	101 175	51 545	3 584	95 327	21 990	73 337
E&P Canada	15 948	2 782	3 285	1 232	2 035	6 616	1 406	5 209

Total Canada	584 838	58 936	269 448	96 091	32 508	127 855	29 858	97 997

Offshore U.K. & Norway	6 333	—	2 307	320	853	2 853	1 094	1 759

Total Proved Plus Probable	591 172	58 936	271 755	96 412	33 361	130 708	30 952	99 756

Please see the Notes at the end of the Future Net Revenues Tables.

2020 Annual Information Form   Suncor Energy Inc.  37

Future Net Revenues by Product Type(1)
as at December 31, 2020
(forecast prices and costs)

(before income taxes, discounted at 10% per year)	$ millions	Unit Value $/boe(2)

Proved Developed Producing

SCO	11 225	6.10

Bitumen	2 329	2.54

Light Crude Oil & Medium Crude Oil	1 510	21.20

Heavy Crude Oil	1 353	36.36

Conventional Natural Gas(3)	6	26.55

Total Proved Developed Producing	16 423	5.73

Proved

SCO	18 141	6.53

Bitumen	4 381	3.18

Light Crude Oil & Medium Crude Oil	1 685	15.65

Heavy Crude Oil	2 089	40.37

Conventional Natural Gas(3)	118	58.54

Total Proved	26 414	6.12

Proved Plus Probable

SCO	26 156	6.16

Bitumen	5 713	2.66

Light Crude Oil & Medium Crude Oil	3 182	16.73

Heavy Crude Oil	3 608	50.81

Conventional Natural Gas(3)	178	61.37

Total Proved Plus Probable	38 836	5.83

(1)
Figures may not add due to rounding.

(2)
Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.

(3)
Conventional natural gas includes associated NGLs.

38  2020 Annual Information Form   Suncor Energy Inc.

Notes to Future Net Revenues Tables

In Situ Future Net Revenues

Future net revenues for some In Situ properties reflect the flexibility of Suncor's operations, which allows production from these properties to be either upgraded to SCO or sold as non-upgraded bitumen. The proportion of upgraded production is based on estimated available upgrading capacity and can vary depending on pricing of the respective products, maintenance, fluctuations in production from mining and extraction operations, or changes in the company's overall Oil Sands development strategy.

In Situ future net revenues disclosed above include estimates of production volumes upgraded to SCO and the associated estimated future sales prices. The upgrader operating and sustaining capital costs are pro-rated to the estimated upgrader capacity available for In Situ volumes and considered in the estimation. For total Proved Plus Probable reserves, approximately 65% of Firebag bitumen production is expected to be upgraded to SCO by 2037 and 100% thereafter. These assumptions have resulted in a $2.4 billion increase in the net present value of future net revenues (total Proved Plus Probable reserves, before tax, discounted at 10%) attributable to In Situ production relative to the bitumen sale-only scenario.

Power sale revenues and the natural gas fuel expense associated with excess electricity generated from cogeneration facilities at Firebag are included in future net revenues.

Forecast Prices and Costs

The forecast price and cost assumptions include changes in wellhead selling prices, take into account escalation with respect to future operating and capital costs, and assume the continuance of current laws and regulations. Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Report, were derived using averages of forecasts developed by GLJ, Sproule Associates Limited and McDaniel & Associates Consultants Ltd., all of whom are independent qualified reserves evaluators, dated January 1, 2021. Resultant forecasts are set out below. To the extent there are fixed or presently determinable future prices to which Suncor is legally bound by contractual or other obligations to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices have been incorporated into the forecast prices as applied to the pertinent properties. Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products. The inflation rates utilized in cost forecasts were nil in 2021, 1.3% in 2022, and 2.0% thereafter.

2020 Annual Information Form   Suncor Energy Inc.  39

Prices Impacting Reserves Tables

Forecast	Brent North Sea(1)	WTI Cushing Oklahoma(2)	WCS Hardisty Alberta(3)	Light Sweet Edmonton Alberta(4)	Pentanes Plus Edmonton Alberta(5)	AECO Gas(6)	National Balancing Point North Sea(7)

Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu

2020(8)	41.65	39.40	35.80	45.60	49.92	2.17	2.76

2021	49.42	47.17	44.63	55.76	59.24	2.78	7.94

2022	52.85	50.17	48.18	59.89	63.19	2.70	7.55

2023	56.04	53.17	52.10	63.48	67.34	2.61	7.57

2024	57.87	54.97	54.10	65.76	69.77	2.65	7.75

2025	59.00	56.07	55.19	67.13	71.18	2.70	7.93

2026	60.15	57.19	56.29	68.53	72.61	2.76	8.07

2027	61.33	58.34	57.42	69.95	74.07	2.81	8.21

2028	62.53	59.50	58.57	71.40	75.56	2.86	8.39

2029	63.75	60.69	59.74	72.88	77.08	2.92	8.57

2030	65.03	61.91	60.93	74.34	78.62	2.98	8.74

2031	66.33	63.15	62.15	75.83	80.19	3.04	8.92

2032	67.66	64.41	63.39	77.34	81.80	3.10	9.10

2033	69.01	65.70	64.66	78.89	83.43	3.16	9.28

2034	70.39	67.01	65.95	80.47	85.10	3.23	9.46

2035	71.80	68.35	67.28	82.08	86.80	3.29	9.66

2036+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

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

(8)
Prices for 2020 reflect the company's historical weighted average prices.

Forecast Foreign Exchange Rates Impacting Forecast Prices

Forecast	US$/Cdn$ Exchange Rate	Cdn$/€ Exchange Rate	Cdn$/£ Exchange Rate

Year

2021	0.768	1.581	1.679

2022	0.765	1.608	1.686

2023	0.763	1.625	1.690

2024	0.763	1.625	1.690

2025	0.763	1.625	1.690

2026+	0.763	1.625	1.690

Disclosure of Net Present Values of Future Net Revenues After Income Taxes

Values presented in the table for Net Present Values of Future Net Revenues After Income Taxes reflect income tax burdens of assets at a business area or legal entity level based on tax pools associated with that business area or legal entity. Suncor's actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different. The 2020 audited Consolidated Financial Statements and the MD&A should be consulted for information on income taxes at the corporate entity level.

40  2020 Annual Information Form   Suncor Energy Inc.

Additional Information Relating to Reserves Data

Future Development Costs(1)
as at December 31, 2020
(forecast prices and costs)

($ millions)	2021	2022	2023	2024	2025	Remainder	Total	Discounted At 10%

Proved

Mining	1 957	2 654	2 587	2 856	2 250	20 348	32 652	17 577

In Situ	562	936	700	1 029	497	17 451	21 175	8 099

E&P Canada	131	261	147	75	23	79	717	580

Total Canada	2 649	3 851	3 434	3 961	2 770	37 879	54 544	26 256

Offshore U.K. & Norway	125	89	6	4	9	46	278	229

Total Proved	2 774	3 940	3 439	3 965	2 779	37 925	54 822	26 485

Proved Plus Probable

Mining	2 078	2 827	2 750	3 044	2 401	30 215	43 314	20 125

In Situ	536	846	614	835	627	48 087	51 545	8 787

E&P Canada	131	282	201	168	121	329	1 232	902

Total Canada	2 745	3 955	3 564	4 048	3 149	78 631	96 091	29 814

Offshore U.K. & Norway	131	89	6	5	9	81	320	244

Total Proved Plus Probable	2 876	4 044	3 570	4 052	3 158	78 712	96 412	30 058

(1)
Figures may not add due to rounding.

Development costs include costs associated with both Developed and Undeveloped reserves. Significant development activities and costs for 2021 are expected to include:

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

•
For E&P Canada, development drilling at Hebron.

•
For E&P International, development of the Norwegian Fenja project, Buzzard Phase 2, as well as development drilling at GEAD and Oda.

Future development costs disclosed above are associated with reserves as evaluated by GLJ and are subject to change based on many factors, including economic conditions. Management currently believes that internally generated cash flows, existing and future credit facilities, issuing commercial paper and, if needed, accessing capital markets will be sufficient to fund future development costs. There can be no guarantee that funds will be available or that Suncor will allocate funding to develop all of the reserves attributed in the GLJ Report. Failure to develop those reserves would have a negative impact on future cash flow provided by operating activities.

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

As at December 31, 2020, Suncor estimated its undiscounted, uninflated abandonment and reclamation costs for its upstream assets to be approximately $13.9 billion (discounted at 10%, approximately $2.8 billion) excluding Refining and Marketing liabilities ($0.2 billion, undiscounted and uninflated). Abandonment and reclamation costs are

2020 Annual Information Form   Suncor Energy Inc.  41

limited to current disturbances at December 31, 2020 for Suncor's assets, except for Syncrude, which is estimated on a life of mine basis, where it is assumed that material from future disturbances will be required to settle the existing obligation at December 31, 2020. Suncor estimates that it will incur $0.8 billion of its identified abandonment and reclamation costs during the next three years (undiscounted: 2021 – $0.3 billion, 2022 – $0.2 billion, 2023 – $0.3 billion), more than 71% of which is associated with Oil Sands mining operations.

The abandonment and reclamation cost estimates included in the net present values of the company's Proved and Probable reserves for Suncor's Oil Sands operations include costs related to the reclamation of disturbed land from oil sands mining activities, future mining disturbances, the treatment of legacy oil sands tailings, the decommissioning of oil sands processing facilities and well pads, existing and future reserve wells and associated service wells, disturbed lease sites, and future lease site disturbances. Abandonment and reclamation cost estimates included in the net present values of the company's Proved and Probable reserves for Suncor's E&P operations are on a life of field basis, accounting for abandonment and reclamation of existing and estimated future development items. Key abandonment liabilities are associated with offshore equipment and well abandonments. Offshore equipment includes topsides or processing facilities; platforms, FPSOs or GBSs; gathering systems and other subsea equipment such as templates. Approximately $33.4 billion (inflated and undiscounted) has been deducted as abandonment and reclamation costs in estimating the future net revenues from Proved Plus Probable reserves, including $30.5 billion related to the company's oil sands upgraders, extraction facilities, tailings ponds, subsurface wells and central processing facilities.

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross Proved and Probable Undeveloped reserves and represent Undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

42  2020 Annual Information Form   Suncor Energy Inc.

Gross Proved Undeveloped Reserves(1)
(forecast prices and costs)

	2018		2019		2020

	First Attributed	Total as at December 31, 2018	First Attributed	Total as at December 31, 2019	First Attributed	Total as at December 31, 2020

SCO (mmbbls)

Mining	—	—	—	—	297	297

In Situ	—	548	53	627	—	746

Total SCO	—	548	53	627	297	1 042

Bitumen (mmbbls)

Mining	—	—	—	—	—	—

In Situ	—	653	52	679	—	523

Total Bitumen	—	653	52	679	—	523

Light Crude Oil & Medium Crude Oil (mmbbls)

E&P Canada	1	15	2	16	4	18

Offshore U.K. & Norway	8	8	1	8	1	8

Total Light Crude Oil & Medium Crude Oil	9	23	3	24	6	25

Heavy Crude Oil (mmbbls)

E&P Canada	—	46	—	28	—	15

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	46	—	28	—	15

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway(2)	13	13	—	13	—	11

Total Conventional Natural Gas	13	13	—	13	—	11

Total (mmboe)	11	1 273	108	1 359	302	1 608

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.6 mmbbls).

2020 Annual Information Form   Suncor Energy Inc.  43

Gross Probable Undeveloped Reserves (1)
(forecast prices and costs)

	2018		2019		2020

	First Attributed	Total as at December 31, 2018	First Attributed	Total as at December 31, 2019	First Attributed	Total as at December 31, 2020

SCO (mmbbls)

Mining	26	308	—	321	—	23

In Situ	—	1 114	—	1 070	116	1 195

Total SCO	26	1 423	—	1 391	116	1 218

Bitumen (mmbbls)

Mining	—	—	—	—	—	—

In Situ	—	330	—	267	24	289

Total Bitumen	—	330	—	267	24	289

Light Crude Oil & Medium Crude Oil (mmbbls)

E&P Canada	1	95	6	96	23	55

Offshore U.K. & Norway	8	9	1	8	—	3

Total Light Crude Oil & Medium Crude Oil	9	104	7	104	24	58

Heavy Crude Oil (mmbbls)

E&P Canada	—	28	—	15	—	8

Offshore U.K. & Norway	—	—	—	—	—	—

Total Heavy Crude Oil	—	28	—	15	—	8

Conventional Natural Gas (bcfe)

E&P Canada	—	—	—	—	—	—

Offshore U.K. & Norway (2)	15	15	—	15	—	4

Total Conventional Natural Gas	15	15	—	15	—	4

Total (mmboe)	37	1 886	7	1 780	163	1 573

(1)
Figures may not add due to rounding.

(2)
Includes immaterial amounts of NGLs (less than 0.7 mmbbls).

44  2020 Annual Information Form   Suncor Energy Inc.

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

In Situ

Undeveloped In Situ reserves, which constitute approximately 79% of Suncor's gross Proved Undeveloped reserves and 94% of Suncor's gross Probable Undeveloped reserves have been assigned to reserves areas which are not classified as Developed and are related only to those sustaining pads and well pairs required for current producing or sanctioned projects. Suncor has delineated In Situ reserves to a high degree of certainty through seismic data and core hole drilling, consistent with COGE Handbook guidelines. In most cases, reserves have been drilled to a density of 16 delineation wells per section (i.e., 40-acre spacing), which is in excess of the eight delineation wells per section (80-acre spacing) required for regulatory approval. Further delineation is pursued through annual core hole drilling programs to refine development plans. Proved Undeveloped reserves have been assigned to areas delineated with vertical wells on 80-acre well spacing with 3D seismic control or 40-acre spacing without 3D seismic control. Probable Undeveloped areas are limited to areas delineated with vertical wells on 320-acre spacing with seismic control or 160-acre spacing without seismic control. Development of undeveloped In Situ reserves is an ongoing process and is a function of processing capacity and the forecasts of the declining production from existing In Situ wells. When production is forecast to decline, Suncor makes application for new pads and, upon approval, commences development of the reserves and wells surrounding the declining areas. This entails drilling well pairs and constructing sustaining pads and may take up to several years. Management uses integrated plans to forecast future Proved Undeveloped and Probable Undeveloped reserves development activity. These detailed plans align current production, processing and pipeline constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next 10 years, and are updated and approved annually for internal and external factors affecting planned activity. The economic viability of developing sustaining pads and associated well pairs is tested to ensure that ongoing development is economic as required for reserves assessment.

Mining

Undeveloped Mining reserves constitute approximately 18% of Suncor's gross Proved Undeveloped reserves, and 1% of Suncor's gross Probable Undeveloped reserves and relate to the Syncrude MLX-W mining area, which is well-delineated by core hole drilling. Further drilling is planned in 2022 for the opening cut area and infill cores along the west pit limit. The Syncrude MLX-W mining area received AER approval in 2019 and remaining approvals were obtained in the first quarter of 2020. Development of the MLX-W mining area was put on hold in 2020; however, construction activities have been restarted in 2021. Development of MLX-W consists of typical mine development activities in addition to a bridge over the MacKay River, and will utilize existing ore processing and extraction facilities at Syncrude's Mildred Lake operation. The MLX-W program is expected to sustain bitumen production levels at Mildred Lake after resource depletion at the North Mine. MLX-W reserves will remain as undeveloped until its major components, such as the bridge, are completed.

E&P

Undeveloped conventional reserves (light crude oil and medium crude oil, heavy crude oil and natural gas) constitute approximately 3% of Suncor's gross Proved Undeveloped reserves and approximately 4% of Suncor's gross Probable Undeveloped reserves and relate to the company's offshore E&P assets, mainly associated with future drilling at Hebron, and under-drilled or undrilled fault blocks related to areas in Hibernia, infill drilling in GEAD and startup of the Fenja project offshore Norway. Attribution of Proved Undeveloped and Probable Undeveloped reserves reflect, where applicable, the respective degrees of certainty with respect to various reservoir parameters, primarily drainage areas and recovery factors. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserves availability. Suncor plans to proceed with development of essentially all Proved Undeveloped reserves within the next three years and with the development of all Probable Undeveloped reserves within the next five years.

2020 Annual Information Form   Suncor Energy Inc.  45

Properties with no Attributed Reserves

The following table is a summary of properties to which no reserves are attributed as at December 31, 2020. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares

Canada	4 652 553	3 318 519

Libya	3 117 800	1 422 900

Syria	345 194	345 194

Norway	289 920	103 023

U.K.	189 334	156 580

Total	8 594 801	5 346 216

Suncor's properties with no attributed reserves include exploration properties in a preliminary phase of evaluation, to discovery areas where tenure to the property is held indefinitely on the basis of hydrocarbon test results, but where economic development is not currently possible or has not yet been sanctioned. Certain properties may be in a relatively mature phase of evaluation, where a significant amount of appraisal or even development has occurred; however, reserves cannot be attributed due to one or more contingencies, such as project sanction, or, in the case of Libya and Syria, political unrest. In many cases where reserves are not attributed to lands containing one or more discovery wells, the key limiting factor is the lack of available production infrastructure. Each year, as part of the company's process to review the economic viability of its properties, some properties are selected for further development activities, while others are temporarily deferred, sold, swapped or relinquished back to the mineral rights owner. Refer to the Risk Factors section of this AIF for additional information on risks and uncertainties.

In 2021, Suncor's rights to 136,311 net hectares in Canada, 46,167 net hectares in Norway and nil net hectares in the U.K. are scheduled to expire. The lands expiring in 2021 include approximately 14,618 net hectares in In Situ and 4,096 net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2021 through the conduct of work programs and/or the payment of prescribed fees to the mineral rights owner.

Work Commitments

Suncor's properties in Libya have no attributed reserves. The practice of governments requiring companies to pledge to carry out work commitments in exchange for the right to carry out exploration and development activities is common in certain parts of the world, including Libya. Suncor has work commitments primarily for conducting seismic programs and drilling exploration wells. As at December 31, 2020, Suncor estimates that the value of the work commitment associated with its properties with no attributed reserves was US$359 million. Due to the political unrest in Libya, it is uncertain when the work commitments will be incurred.

46  2020 Annual Information Form   Suncor Energy Inc.

Oil and Gas Properties and Wells

For descriptions of Suncor's important properties, plants, facilities and installations, refer to the Narrative Description of Suncor's Businesses section within this AIF.

The following table is a summary of the company's oil and gas wells as at December 31, 2020.

	Oil Wells(1)				Natural Gas Wells(1)

	Producing		Non-Producing(2)(3)		Producing		Non-Producing(2)(3)

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta – In Situ(4)	417.0	417.0	40.0	40.0	—	—	—	—

Newfoundland and Labrador	74.0	16.0	24.0	8.4	—	—	—	—

Offshore U.K. & Norway	50.0	14.5	3.0	0.9	—	—	—	—

Other International(5)	—	—	422.0	212.6	—	—	6.0	6.0

Total	541.0	447.5	489.0	261.9	—	—	6.0	6.0

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

Costs Incurred

The table below summarizes the company's costs incurred related to its oil and gas activities for the year ended December 31, 2020.

($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total

Canada – Mining and In Situ	174	—	—	2 723	2 897

Canada – E&P Canada	96	—	—	232	328

Total Canada	270	—	—	2 955	3 225

Offshore U.K. & Norway	85	—	—	199	284

Other International	8	—	—	—	8

Total	363	—	—	3 154	3 517

2020 Annual Information Form   Suncor Energy Inc.  47

Exploration and Development Activities

The table below outlines the gross and net exploratory and development wells the company completed during the year ended December 31, 2020.

	Exploratory Wells(1)		Development Wells

Total number of wells completed	Gross	Net	Gross	Net

Canada – Oil Sands

Oil	—	—	19.0	19.0

Service(2)	41.0	37.3	35.0	35.0

Stratigraphic Test(3)	58.0	56.8	601.0	436.0

Total	99.0	94.0	655.0	490.0

Canada – E&P Canada

Oil	—	—	7.0	1.5

Dry Hole	1.0	0.3	—	—

Natural Gas	—	—	—	—

Service(2)	—	—	3.0	0.6

Stratigraphic Test	—	—	—	—

Total	1.0	0.3	10.0	2.1

Total Canada

Oil	—	—	26.0	20.5

Dry Hole	1.0	0.3	—	—

Natural Gas	—	—	—	—

Service(2)	41.0	37.3	38.0	35.6

Stratigraphic Test	58.0	56.8	601.0	436.0

Total	100.0	94.3	665.0	492.1

Offshore U.K. & Norway

Oil	3.0	0.6	4.0	1.1

Dry Hole	2.0	0.4	2.0	0.6

Service(2)	—	—	3.0	0.9

Stratigraphic Test	—	—	—	—

Total	5.0	0.9	9.0	2.6

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

48  2020 Annual Information Form   Suncor Energy Inc.

Significant exploration and development activities in 2020 included:

•
For Mining, at Oil Sands Base, development activities included asset sustainment activities related to the company's planned maintenance program, the continued development of tailings infrastructure and construction of the bi-directional interconnecting pipelines between Syncrude and Suncor's Oil Sands Base operations. At Fort Hills, development activities focused on construction of tailings infrastructure and mine advancement activities. At Syncrude, development activities included asset sustainment expenditures, scheduled turnaround and planned maintenance activities.

•
For In Situ, the drilling of new well pairs and infill wells at Firebag and MacKay River that are expected to assist in maintaining production levels in future years. Also included are stratigraphic test well and observation well drilling programs.

•
For E&P Canada, drilling activities at Hebron and Hibernia, as well as limited development work on the West White Rose Project and Terra Nova ALE project. The drilling of one exploration well was also completed.

•
For E&P International, work on Buzzard and GEAD in the U.K. and the Norwegian Fenja projects.

•
For Other International, three development wells were drilled in Libya.

For significant exploration and development activities expected to occur in 2021 and beyond, refer to the Narrative Description of Suncor's Businesses and Additional Information Relating to Reserves Data – Future Development Costs sections in this AIF.

2020 Annual Information Form   Suncor Energy Inc.  49

Production History(1)

2020	Q1	Q2	Q3	Q4	Year Ended

Canada – Oil Sands

Upgraded product (SCO and diesel) production (mbbls/d)

Oil Sands operations	331.8	319.4	252.3	309.7	303.1

Syncrude	171.8	117.2	158.5	204.6	163.1

Total upgraded production	503.6	436.6	410.8	514.3	466.2

Non-upgraded bitumen production (mbbls/d)

Oil Sands operations	45.8	69.8	65.6	94.8	69.1

Fort Hills	80.7	47.3	42.6	62.4	58.1

Total Oil Sands non-upgraded bitumen production	126.5	117.1	108.2	157.2	127.2

Total production (mbbls/d)	630.1	553.7	519.0	671.5	593.4

Netbacks(3)(4)

Bitumen ($/bbl)

Average price realized(2)	21.02	13.96	24.28	28.90	22.37

Royalties	(0.44)	(0.21)	(0.36)	(0.25)	(0.32)

Production costs	(21.90)	(20.97)	(17.85)	(19.84)	(20.14)

Netback	(1.32)	(7.22)	6.07	8.81	1.91

SCO and diesel ($/bbl)

Average price realized(2)	53.19	26.48	46.18	47.59	43.83

Royalties	(0.35)	(0.35)	(0.82)	(0.31)	(0.45)

Production costs	(30.11)	(29.58)	(31.49)	(26.94)	(29.45)

Netback	22.73	(3.45)	13.87	20.34	13.93

Average Oil Sands Segment ($/bbl)

Average price realized(2)	46.78	23.87	41.34	43.48	39.29

Royalties	(0.42)	(0.32)	(0.72)	(0.31)	(0.44)

Production costs	(28.47)	(27.79)	(28.47)	(25.38)	(27.48)

Netback	17.89	(4.24)	12.15	17.79	11.37

Exploration and Production – Light Crude Oil & Medium Crude Oil

Exploration and Production Canada (mbbls/d)	62.2	62.3	57.1	56.8	59.7

Exploration and Production Offshore U.K. & Norway (mboe/d)	47.5	39.5	40.1	40.9	42.0

Total production volumes (mboe/d)	109.7	101.8	97.2	97.7	101.7

Netbacks(3)(4)

Canada – Light Crude Oil & Medium Crude Oil ($/bbl)

Average price realized(2)	67.37	22.87	56.21	54.25	49.69

Royalties	(4.06)	(0.96)	(5.70)	(6.83)	(4.30)

Production costs	(13.23)	(10.40)	(13.23)	(12.21)	(12.23)

Netback	50.08	11.51	37.28	35.21	33.16

Offshore U.K. & Norway – Light Crude Oil & Medium Crude Oil ($/boe)(5)

Average price realized(2)	63.72	30.80	54.06	52.83	50.28

Royalties	—	—	—	—	—

Production costs	(6.56)	(7.01)	(7.29)	(7.51)	(7.06)

Netback(6)	57.16	23.79	46.77	45.32	43.22

(1)
Production and liftings in Libya were intermittent in 2020 and not material to Suncor, and therefore are not included.

(2)
Average price realized is net of transportation costs, and before royalties.

(3)
Netbacks are based on sales volumes.

(4)
Netback is a non-GAAP financial measure. See the Advisory – Forward-Looking Information and Non-GAAP Financial Measures section of this AIF. Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregated product view to better reflect the integration among the company's assets and simplify the presentation.

(5)
Volumes include field production for immaterial amounts of associated gas and NGLs.

(6)
Netback includes sales from Oda, offshore Norway.

50  2020 Annual Information Form   Suncor Energy Inc.

The following table provides the production volumes(1) on a working-interest basis, before royalties for each of Suncor's important fields for the year ended December 31, 2020.

	SCO	Bitumen	Light Crude Oil & Medium Crude Oil

	mbbls/d	mbbls/d	mboe/d

Mining – Suncor	202.0	—	—

Mining – Syncrude	163.1	—	—

Mining – Fort Hills	—	58.1	—

Firebag	101.1	52.4	—

MacKay River	—	16.7	—

Buzzard	—	—	25.9

GEAD	—	—	7.8

Oda	—	—	7.5

Hibernia	—	—	23.2

White Rose	—	—	6.7

Terra Nova	—	—	—

Hebron	—	—	29.7

(1)
Volumes shown are actual volumes and may differ from the estimated volumes shown in the Reconciliation of Gross Reserves Table.

Production Estimates

The table below outlines the production estimates for 2021 that are included in the estimates of Proved reserves and Probable reserves as at December 31, 2020.

	SCO		Bitumen		Light Crude Oil & Medium Crude Oil		Conventional Natural Gas		Total
	(mbbls/d)(1)		(mbbls/d)(1)		(mbbls/d)(1)		(mmcfe/d)(1)(2)		(mboe/d)(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved	440	434	191	187	57	50	—	—	688	671

Probable	31	30	7	7	5	4	—	—	44	41

Proved Plus Probable	472	464	198	194	62	55	—	—	732	713

Offshore U.K. & Norway

Proved	—	—	—	—	30	30	2	2	30	30

Probable	—	—	—	—	3	3	1	1	3	3

Proved Plus Probable	—	—	—	—	33	33	3	3	34	34

Total(1)(2)

Proved	440	434	191	187	87	80	2	2	718	702

Probable	31	30	7	7	8	8	1	1	47	45

Proved Plus Probable	472	464	198	194	95	88	3	3	765	747

(1)
Figures may not add due to rounding.

(2)
Conventional Natural Gas includes immaterial amounts of NGLs.

2020 Annual Information Form   Suncor Energy Inc.  51

The following properties each account for approximately 20% or more of total estimated production for 2021.

Proved

•
From Millennium and North Steepbank: 199 mbbls/d of SCO, which represents approximately 28% of total estimated production for 2021.

•
From Firebag: 169 mbbls/d of SCO and bitumen (83 mbbls/d and 86 mbbls/d, respectively), which represents approximately 23% of total estimated production for 2021.

•
From Syncrude: 159 mbbls/d of SCO, which represents approximately 22% of total estimated production for 2021.

Proved Plus Probable

•
From Millennium and North Steepbank: 212 mbbls/d of SCO, which represents approximately 28% of total estimated production for 2021.

•
From Firebag: 174 mbbls/d of SCO and bitumen (87 mbbls/d and 87 mbbls/d, respectively), which represents approximately 23% of total estimated production for 2021.

•
From Syncrude: 173 mbbls/d of SCO from Syncrude, which represents approximately 23% of total estimated production for 2021.

None of the company's Light & Medium Crude Oil production associated with its E&P Canada and Offshore U.K. & Norway assets accounts for 20% or more of the total estimated production for 2021.

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices. A description of Suncor's use of such instruments is provided in the 2020 audited Consolidated Financial Statements and related MD&A for the year ended December 31, 2020.

Tax Horizon

In 2020, as a result of the challenging economic conditions, Suncor is not expected to be subject to cash tax in Canada with respect to the majority of its Canadian earnings. Suncor continues to be subject to cash tax in certain other jurisdictions in which it generates earnings, including earnings related to its U.S. and U.K. production. Based on projected future net earnings, Suncor is expected to be cash taxable on the majority of its earnings in 2021.

52  2020 Annual Information Form   Suncor Energy Inc.

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

Pricing, Marketing and Exporting Crude Oil

The producers of oil are entitled to negotiate sales and purchase agreements directly with oil purchasers. Most agreements are linked to global oil prices. In Canada, oil exporters are also entitled to enter into export contracts. If the term of an export contract exceeds one year for light and medium crude oil or exceeds two years for heavy crude oil (in either case, to a maximum of 25 years), the exporter is required to obtain an export licence from the Canada Energy Regulator (CER, formerly the National Energy Board). If the term of an export contract does not exceed one year for oil other than heavy crude oil or does not exceed two years for heavy crude oil, the exporter is required to obtain an order from the CER approving such export.

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

On July 1, 2020, the Canada-United States- Mexico Agreement (CUSMA) came into force. CUSMA has been ratified by all three member states. In contrast to its predecessor, the North American Free Trade Agreement (NAFTA), CUSMA does not contain an energy-specific chapter. Provisions governing the export of oil are found throughout the agreement.

The main provisions of NAFTA relevant to oil exports remain unchanged, as CUSMA still allows for the free flow of oil exports between Canada, Mexico, and the United States and requires the parties to treat imported goods no less favourably than domestic goods. Canada is free to determine whether exports of energy resources to the United States or Mexico will be allowed, subject to certain conditions. Canada will maintain tariff-free access to the U.S. and Mexican markets.

CUSMA restricts the parties from adopting or maintaining export and import price requirements, except under the countervailing and anti-dumping duty measures set out in CUSMA, and from requiring, as a condition for importation, that the persons of another party establish a contractual or other relationship with distributors in its territory.

Key changes in CUSMA which are relevant to oil exports include:

•
The removal of the energy proportionality clause. Under NAFTA, if Canada were to apply an export restriction on energy commodities, it would have had to provide the other countries the opportunity to maintain a proportionate volume of Canadian supply, based on recent export levels. While the provision was never invoked, the removal of this clause provides Canada with more power to control its energy exports.

•
An amendment to the rule of origin requirement. The amendment allows up to 40% of non-originating diluent in pipelines when moving crude oil. This provision was amended at the request of the oil industry and will resolve a technical issue that previously added duties and other fees to oil exports.

CUSMA contains a "non-market economy" clause which requires parties to notify the other parties three months before entering into free trade talks with a non-market economy. A "non-market economy" may include China or other potential importers of Canadian oil and gas exports. The "non-market economy" clause states that if one party enters into a free trade agreement with a non-market country, the other parties may terminate CUSMA on six months' notice.

Canada and the United States have also entered into an energy-specific side letter which, among other things, mandates the countries to ensure that measures governing access to or use of energy infrastructure, including pipeline networks, are neither unduly discriminatory nor unduly preferential. The energy side letter also encourages Canada and the United States to ensure that the implementation of energy regulatory measures is orderly, equitable, and avoids disruption of contractual relationships to the maximum extent practicable.

On January 25, 2021, U.S. President Joe Biden signed the "Executive Order on Ensuring the Future is Made in All of

2020 Annual Information Form   Suncor Energy Inc.  53

America by All of America's Workers". The order states that "the United States Government should, consistent with applicable law, use terms and conditions of Federal financial assistance awards and Federal procurements to maximize the use of goods, products, and materials produced in, and services offered in, the United States". Waivers from the order are provided for in certain circumstances. The order applies to all U.S. government procurement and supports the acquisition of all manner of goods, products and materials produced in the United States, with a particular focus on steel, iron and manufactured goods. While the full implications of the order have yet to manifest, to the extent the United States government procures oil and gas products or provides financial assistance to U.S. oil and gas producers, it will favour domestic production over foreign (including Canadian) producers and products, subject to applicable law.

Internationally, prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of other factors beyond Suncor's control. These factors include, but are not limited to, the actions of OPEC+ and other large oil and natural gas producing countries, world economic conditions, government regulation, political developments, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions.

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

For a description of the royalties in Alberta and Newfoundland and Labrador, refer to the Narrative Description of Suncor's Businesses section of this AIF.

The Canadian federal corporate income tax rate levied on taxable income for 2020 was 15% for active business income, including resource income. The average provincial income tax rate for Suncor in 2020 was approximately 9.96%.

On May 28, 2019, the Alberta government substantively enacted legislation to effect a staged reduction to the corporate income tax rate. The legislation provided a decrease to the corporate income tax rate from 12% to 8% over a four-year period. On October 20, 2020, the Alberta government substantively enacted legislation to accelerate the previously announced reduction of the corporate income tax rate. The acceleration made the 8% corporate income tax rate effective July 1, 2020. This resulted in a reduction to Suncor's blended provincial income tax rate in 2020 as well as a $53.8 million reduction to Suncor's consolidated deferred income tax liability.

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

Amounts presented in Suncor's 2020 audited Consolidated Financial Statements as royalties for production from the company's Libya operations are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor's working interest in the particular project and the net revenue attributable to Suncor under the terms of the respective EPSAs. All government interests in these operations, except for income taxes, are presented as royalties.

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

54  2020 Annual Information Form   Suncor Energy Inc.

Environmental Regulation

The company is subject to environmental regulation under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Among other things, these environmental regulatory regimes impose restrictions and prohibitions on the spill, release or emission of various substances, including oil and gas products and the byproducts associated with the production thereof, which apply to Suncor and similar activities conducted by other organizations. Applicable regulatory regimes require Suncor to obtain operating licences and permits in order to operate, and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, refining, as well as electricity generation, distribution and marketing of petroleum products and petrochemicals. Environmental assessments and regulatory approvals are generally required before most new major projects or significant changes to existing operations can be initiated. In addition, these environmental regulatory regimes require the company to abandon and reclaim mine, well and facility sites to the satisfaction of regulatory authorities. In some cases, abandonment and reclamation obligations may remain with the company even after disposition of an asset to a third party. Compliance with such legislation can require significant expenditures, and a breach of these requirements may result in suspension or revocation of necessary licences and authorizations, civil liability for pollution damage, and/or the imposition of material fines and penalties.

In addition to the specific requirements outlined above, Suncor anticipates that future new laws and amendments to existing environmental laws will result in the imposition of additional requirements on companies operating in the energy industry.

A number of statutes, regulations and governance frameworks pertaining to environmental regulation are currently under development and, in some cases, proposed amendments have been issued by the provincial regulators that oversee oil sands development for comment by industry. These statutes, regulations and frameworks relate to issues such as tailings management, water management, biodiversity, air emissions, and land use. The company is committed to working with the appropriate government agencies as new policies are developed, and to comply with all existing and new statutes, regulations and frameworks that apply to the company's operations.

In general, the impact of future environmental laws and regulations on the company remains uncertain. It is not possible to predict the nature of any future legislative requirements or the impact that future requirements will have on the company and its business, financial condition and results of operations. Suncor continues to actively work to mitigate the company's environmental impact, including taking action to reduce GHG emissions intensity, installing new emissions abatement equipment, treating fluid tailings, investing in renewable forms of energy, such as wind power and biofuels, undertaking land reclamation activities, investing in environmentally focused research and development, and working to advance environmental technologies. Refer to the Narrative Description of Suncor's Businesses – Oil Sands – New Technology section of this AIF.

Recent developments in environmental regulation and related government initiatives have had an impact on many areas important to Suncor's operations, some of which are summarized in the following subsections.

Climate Change and GHG Emissions

Suncor operates in many jurisdictions that regulate, or have proposed to regulate, industrial GHG emissions. Suncor is committed to fully complying with existing regulations and will continue to constructively engage the appropriate governmental bodies in meaningful dialogue to harmonize regulations focused on achieving actual reduction goals and sustainable resource development across jurisdictions where Suncor owns and/or operates assets.

As part of its ongoing business planning, Suncor estimates future costs associated with CO2 emissions in its operations and in the evaluation of future projects. These estimates use the company's outlook for the carbon price under current and pending GHG regulations which are used in conjunction with other tools to test the company's business strategy against a range of policy designs. Currently, Suncor applies a carbon price of $40 per tonne of CO2e which increases according to the recent federal government announcement described in "Under Development" below. The company expects that GHG emissions regulation will continue to evolve with a carbon price that considers environmental, energy security, social and economic objectives. Suncor will continue to review the impact of future carbon constrained scenarios (and changing carbon pricing) on its business strategy.

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

Canadian Federal GHG Regulations

In furtherance of its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate

2020 Annual Information Form   Suncor Energy Inc.  55

Change (PCF) in 2016 to meet Canada's emissions target while enabling economic growth.

Under the PCF, the federal government requires all provinces and territories to have a carbon price, starting at $20 per tonne of CO2e in 2019 and rising by $10 per year to $50 per tonne of CO2e in 2022. Jurisdictions can implement: (i) an explicit price based system (such as the carbon tax adopted by British Columbia), (ii) the carbon levy and performance based emissions system (originally adopted in Alberta), or (iii) cap and trade system (adopted in Quebec). Within these programs, provinces have discretion to manage competitiveness of their energy-intensive trade exposed industries. The provincial carbon pricing initiatives applied in Alberta, British Columbia, Quebec, Ontario, and Newfoundland and Labrador and their impact on Suncor are described in the Canadian Provincial GHG Regulations section below.

The 2018 federal Greenhouse Gas Pollution Pricing Act (GGPPA) establishes the federal carbon price on GHG emissions applicable as of January 2019. The GGPPA reinforces the approach taken in the PCF and is only intended to serve as a regulatory carbon pricing "backstop" to any province or territory that requests it, or to those jurisdictions that have not otherwise implemented a compliant provincial or territorial carbon pricing regime. The GGPPA consists of two parts: (1) an economy-wide consumer carbon levy on the use and combustion of fossil fuels; and (2) an Output Based Pricing System (OBPS) applied to heavy industrial sectors that face international competition. The GGPPA's current application provincially is discussed as relevant below.

In addition, in 2020, the Alberta Court of Appeal found the GGPPA unconstitutional, a decision which followed two unsuccessful constitutional challenges of the GGPPA by Saskatchewan and Ontario in 2019. The Alberta, Saskatchewan, and Ontario constitutional challenges were appealed to the Supreme Court of Canada, which heard the case in 2020 but has, at this time, yet to release a decision. Manitoba has also initiated a challenge to the GGPPA in Federal Court. The results of the challenges to the GGPPA could significantly impact how GHG emissions are regulated throughout Canada.

In addition to the above, the federal Renewable Fuels Regulations (RFR) implemented in 2010 under the Canadian Environmental Protection Act, 1999 (CEPA) sets minimum renewable fuel content requirements in gasoline and diesel fuel sold to Canadian consumers. The regulations include provisions that govern the creation of compliance units, allow trading of these units among participants and reporting to ensure compliance. In addition to the federal RFR, the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan already have renewable fuel mandates equal or greater than the current federal RFR.

Under the Federal Impact Assessment Act, the Strategic Assessment for Climate Change sets new requirements for GHG emissions reporting and planning for any projects governed under the Impact Assessment Act, including a requirement to provide a credible plan to deliver net-zero GHG emissions by 2050.

Under Development

Pursuant to the Paris Agreement, the Government of Canada set a goal to reduce GHG emissions economy-wide by 30% below 2005 levels by 2030. The federal government has also tabled the Canadian Net-Zero Emissions Accountability Act, which, if passed, enshrines in legislation the government's previously stated commitment to net-zero emissions by 2050.

The federal government announced on December 11, 2020 an intention that carbon pricing applied through both the GGPPA and OBPS would increase by $15 per tonne of CO2e per year after 2022, rising from $50 per tonne of CO2e in 2022 to $170 per tonne of CO2e in 2030. This carbon price announcement was supported by several announcements of federal funding initiatives applicable to industrial sectors.

In addition to GGPPA's carbon pricing "backstop", a Clean Fuel Standard (CFS) is being developed by the federal government with the national objective of achieving annual reductions of at least 20 Mt of CO2e emissions by 2030. The CFS will be implemented under CEPA and will replace the RFR. When implemented, it is expected that the CFS will require reductions in the carbon intensity of liquid fuels supplied into Canada, based on a new life cycle analysis model under development by the federal government. The gaseous and solid fuel stream carbon intensity reduction obligations were removed from the latest draft of the CFS. The approach for liquid fuels is not expected to differentiate between crude oil produced in or imported into Canada. The CFS regulations are being developed and are expected to be finalized and enacted in 2021 and come into effect in 2022. Until such regulations are published, the company is unable to predict the precise impact, if any, that CFS will have on its business.

Provincial GHG Regulations

Alberta

Oil Sands Emissions Limit Act (the OSELA)

The OSELA sets a limit of 100 Mt of CO2e per year in Alberta in the oil sands sector, excluding emissions from cogeneration and new upgrading capacity, allowing for continued growth and development while the sector works to accelerate emissions reduction technologies and operational optimization. Current oil sands emissions in Alberta are estimated to be between 70 to 80 Mt per year, including existing upgrading capacity but excluding cogenerated electricity sold to the Alberta power grid. The mechanics of implementation and enforcement of the OSELA remain under review by the Government of Alberta and,

56  2020 Annual Information Form   Suncor Energy Inc.

therefore, it is not yet possible to predict the long-term impact on Suncor.

Technology Innovation and Emissions Reduction Implementation Act (TIER)

On October 29, 2019, the Government of Alberta introduced TIER, which includes new carbon pricing legislation for large industrial emitters. TIER came into force on January 1, 2020, replacing the Carbon Competitiveness Incentive Regulation (CCIR). TIER meets the federal government's stringency benchmark criteria for large industrial emitters for 2020. As a result, the federal OBPS applicable to large industrial emitters, described under GGPPA, will not apply to Alberta. TIER applies primarily to large industrial facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year which, for Suncor, includes Oil Sands Base, Firebag, MacKay River, Fort Hills, the Edmonton refinery and Syncrude. Such facilities will be required to reduce emissions by 10% starting in 2020 with a further 1% per year reduction thereafter. Failure to meet emissions reduction targets results in being assessed at the prevailing carbon price. The carbon price under TIER increased from $30 per tonne of CO2e to $40 per tonne of CO2e on January 1, 2021.

Electricity generators will continue to be subject to the existing "good-as-best-gas" standard of 370 tonnes of CO2e per GWh. Currently, Suncor's cogeneration facilities at its Oil Sands Base, Firebag, Fort Hills and Syncrude operations earn credits because the electricity generated is more efficient than the electricity standard.

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

The federal carbon price under the GGPPA applies to consumers' GHG emissions resulting from the combustion of fossil fuels for heating and transportation. Suncor applies the prevailing federal carbon price to consumer fuel at the point of sale, which is later remitted to the federal government. Under the GGPPA, the carbon price increased from $30 per tonne of CO2e to $40 per tonne of CO2e on January 1, 2021.

British Columbia

The Province of British Columbia enacted a consumption-based carbon tax in 2008. In 2020, the carbon tax was raised from $40 per tonne of CO2e to $45 per tonne of CO2e. While the carbon tax was scheduled to increase to $50 per tonne of CO2e by 2021, the provincial government has chosen to hold the carbon tax flat in response to the COVID-19 pandemic. Purchasers or users of fuels pay the carbon tax, which is collected by Suncor and remitted to the provincial government.

In addition to the carbon tax, the Province of British Columbia is addressing transportation emissions through the Greenhouse Gas Reduction (Renewable & Low Carbon Fuel Requirements) Act and the Renewable & Low Carbon Fuel Requirements Regulation, known collectively as British Columbia's low-carbon fuel standard (BC-LCFS). The BC-LCFS establishes annual carbon intensity (CI) reduction targets in gasoline and diesel fuels. Suncor is partially able to flow through the BC-LCFS costs to consumers. On July 13, 2020, the Government of British Columbia amended the Renewable & Low Carbon Fuel Requirements Regulation to set a CI reduction target of 20% by 2030. Furthermore, the Province of British Columbia passed the Zero-Emission Vehicles Act (ZEV Act) on May 30, 2019. The ZEV Act requires automakers to meet an escalating annual percentage of new light-duty zero-emission vehicle (ZEV) sales and leases, reaching 10% of light-duty vehicle sales by 2025, 30% by 2030 and 100% by 2040. The demand and acceptance of electric vehicles and low-carbon fuels are expected to reduce the demand for petroleum products like gasoline and diesel, while demand for electric vehicle charging and low-carbon fuels such as biofuels increases over time.

Newfoundland and Labrador

Newfoundland and Labrador's carbon pricing program is a hybrid system comprised of performance standards for large industrial facilities, including large-scale electricity generation, plus a consumer carbon tax on transportation, building fuels, and other fuels combusted in the province. Performance standards for large industrial facilities are legislated under the Management of Greenhouse Gas Act (MGGA) and associated regulations, which apply to all facilities that emit 15,000 tonnes of CO2e or more per annum and therefore apply to Terra Nova, Hibernia, White Rose, and Hebron. Consistent with the federal carbon pricing scheme, the Newfoundland and Labrador carbon price in 2020 was $30 per tonne of CO2e and has increased to $40 per tonne of CO2e in 2021.

For 2020, onshore facilities were assigned an annual GHG reduction target equal to 8% below the facility's 2016-17 historical average emissions-to-output ratio. The target increases by 2% per year until the reduction target reaches 12% in 2022. To protect the competitiveness of offshore petroleum facilities, each regulated facility will be

2020 Annual Information Form   Suncor Energy Inc.  57

assigned the same percentage reductions to its average emissions level, excluding federally regulated emissions for methane from venting and fugitive emissions. Consistent with the provincial government's Advance 2030 initiative to encourage oil and gas development in the province, mobile offshore drilling unit activities related to exploration are exempt from the calculation for the unit's annual GHG reduction target.

Under Development

The MGGA established a fund to support energy efficient and clean technology investments through compliance payments made by industrial emitters. This is expected to support technology and innovation as well as provide flexible compliance options and protect the competitiveness of energy-intensive, trade-exposed sectors such as the province's offshore petroleum sector. Large industrial emitters, which include the offshore petroleum sector, account for approximately 43% of the province's current emissions.

Ontario

Ontario became subject to the two-part federal government GGPPA program in 2019. Pursuant to the program, facilities that generate more than 25,000 tonnes of GHG emissions per year (including Suncor's Sarnia refinery and St. Clair ethanol plant) are subject to the OBPS. In addition, the federal carbon price is applied to the combustion of all fossil fuels by consumers in Ontario. Carbon prices pursuant to both aspects of the GGPPA program were $30 per tonne of CO2e in 2020 rising to $40 per tonne of CO2e in 2021. In addition, Suncor applies the prevailing federal carbon price to consumer fuel at the point of sale, which is later remitted to the federal government.

In 2020, the Government of Ontario announced the Cleaner Transportation Fuels Regulation revoking and replacing the Greener Gasoline Regulation and Greener Diesel Regulation under the Environmental Protection Act. The new regulation increases the renewable content in gasoline and provides new technical guidelines. The new regulation supports the provincial government's goal of reducing GHG emissions by 30% below 2005 levels by 2030 as set out in the Made-in-Ontario Environmental Plan.

Since the federal government's GGPPA program has been in place, the Government of Ontario passed its "made in Ontario" carbon pricing system for large emitters called the Greenhouse Gas Emissions Performance Standards (EPS) which came into effect on July 4, 2019. Unlike the federal OBPS, the EPS primarily applies to facilities that generate more than 50,000 tonnes of GHG emissions per year.

Under Development

On September 21, 2020, the Government of Ontario announced that the federal government accepted Ontario's EPS for industrial emitters as meeting the stringency requirements under the GGPPA, and on December 23, 2020, the federal government issued a Notice of Intent to make regulations to stand down the OBPS in Ontario. This will allow Ontario to further protect the competitiveness of its economy and begin transitioning industrial emitters in the province that are currently subject to the federal OPBS to its EPS program. An official transition date is yet to be set by either government.

Quebec

Implemented in 2013, Quebec's cap-and-trade system for GHG emissions applies to companies in the industrial and electricity sectors that emit 25,000 Mt or greater of CO2e per year and distributors of fossil fuels used in Quebec. Quebec's cap-and-trade system is linked to California's and part of the Western Climate Initiative (WCI), an organization set up to help members in U.S. states and Canadian provinces execute their cap-and-trade systems. Allowances and offsets are tradeable across the WCI. In Quebec, emitters are required to either reduce their emissions or purchase eligible emissions allowances to cover their emissions beyond any free emissions allowances they receive from the government. The cap on overall annual GHG emissions and the maximum amount of free allowances allocated to regulated emitters are established by the province. The stationary emissions at Suncor's Montreal refinery are subject to Quebec's cap-and-trade system. The cost to purchase emissions allowances under the cap-and-trade system associated with consumer fuel purchases are passed on to consumers at the point of purchase.

On October 2, 2019, the Government of Quebec published a draft regulation setting standards with the intent to phase integration of renewable fuels into gasoline and diesel fuel. Under the draft regulation, the standards are intended to begin applying on July 1, 2021; however, the government has indicated that it wishes to further consult with industry in 2021. Furthermore, the Quebec government introduced their 2030 Plan for a Green Economy to help achieve its 2030 GHG emissions reduction target, namely a 37.5% reduction compared with 1990 levels, and to reach carbon neutrality by 2050. With respect to renewable fuel content, the plan contemplates requiring the blending of a minimum volume of 15% of ethanol into gasoline and a minimum volume of 10% bio-based diesel into diesel fuel by 2030. The plan will include a mandate to phase out the sale of new gasoline-powered vehicles by 2035. The rate of change of consumer behaviour, such as adoption of ZEV or increased use of public transit or active transportation, is not certain. The demand and acceptance of electric vehicles and low-carbon fuels are expected to reduce the demand for petroleum products like gasoline and diesel, while demand for electric vehicle charging and low-carbon fuels such as biofuels increases over time.

58  2020 Annual Information Form   Suncor Energy Inc.

U.S. GHG Regulations

The U.S. Environmental Protection Agency (U.S. EPA) has established a rule mandating that all large facilities (defined as facilities emitting greater than 25,000 tonnes of CO2e per year, which includes Suncor's refinery in Commerce City, Colorado) report their GHG emissions.

In 2019, the State of Colorado passed a suite of energy and climate change related legislation that includes, but is not limited to, setting statewide targets to reduce 2025 GHG emissions by at least 26%; 2030 GHG emissions by 50%; and 2050 GHG emissions by 90%, using a 2005 baseline year; and to transition Colorado's electricity system to become 80% renewable by 2030 and 100% renewable by 2040. The legislation requires several regulatory rulemakings, which will address, among other things, reducing GHG emissions from the oil and gas sector and other sectors, and requirements to monitor, measure, and report GHG emissions. The outcome of these changes in approach to GHG emissions is currently unclear and the impact on Suncor, including its Commerce City, Colorado refinery, is unknown at this time.

Under Development

The impact of President Biden's campaign commitment for bold climate action cannot be determined with certainty at this time. Biden's administration has confirmed its commitment for the U.S. to rejoin the Paris Agreement. President Biden has committed to a 100% clean energy economy and net-zero emissions by 2050. To meet these climate commitments, the President is expected to use his executive authority to re-establish standards for power plant emissions, reform vehicle efficiency standards, re-establish methane emissions limits and integrate climate change into foreign and trade policy and national security strategies. In addition, the United States Climate Alliance, a network consisting of the governors of 25 states, which includes Colorado, remain committed to advancing efforts to address climate change through policies that encourage investment in clean energy, energy efficiency and climate resilience. Suncor continues to monitor these developments and constructively participate where appropriate.

International Regulations

The European Union Emissions Trading Scheme (EU ETS) applies to Suncor's non-operated offshore U.K. and Norway assets in 2020. In 2021, Suncor's Norway assets will continue under the EU ETS, while Suncor's U.K. assets will instead be subject to the U.K. Emissions Trading Scheme (UK ETS). Each of the EU ETS and UK ETS work on a cap-and-trade principle, requiring the setting of emission limits for the sectors covered by the scheme. Each year, emissions allowances equivalent to the cap are either auctioned or distributed as free allowances to participants. A secondary market is also available for participants to buy and sell allowances from each other. Each year, installations surrender emissions allowances to cover their reportable emissions. The emissions cap is reduced over time to reduce total emissions.

Compliance Costs

The following table outlines the costs associated with the Climate Change and GHG Emissions policies:

Reporting Segment ($ millions)	2019	2020	2021 (Estimate)

Oil Sands(1)	91.1	42.2	67.1

Exploration and Production(2)	0.8	nil	nil

Refining and Marketing(3)	12.8	9.2	25.8

(1)
Compared to CCIR (which was effective in 2019), TIER (effective 2020 onwards) reduced Suncor's overall compliance costs.

(2)
Forecast compliance costs are nil due to Terra Nova production being offline until an economically viable path forward with a safe and reliable return to operations can be determined.

(3)
Higher forecast compliance costs reflect Commerce City refinery being forecast to begin paying compliance costs in 2021 as well as lower utilization in response to lower demand due to the COVID-19 pandemic causing less efficient operations.

Land Use

In 2012, the Government of Alberta approved the Lower Athabasca Regional Plan (LARP). The LARP addresses land-use management in the Lower Athabasca region of Alberta, which includes the area of the province in which Suncor's Oil Sands business is located. The LARP, which was developed pursuant to the Alberta Land Stewardship Act, is part of Alberta's approach to managing land and natural resources to achieve long-term economic, environmental and social goals, and identifies new conservation areas as well as management frameworks to ensure the continued regional quality of air, surface water and groundwater. The conservation areas established by LARP do not overlap with any of Suncor's or Syncrude's leases. LARP is expected to undergo government review over the course of the next year, with a review deadline in 2022.

The management frameworks established under LARP formalize a number of regulatory tools used by the government to manage environmental aspects of oil sands development, including cumulative environmental effects of management on a regional scale. As a result, LARP may require Suncor and Syncrude to have greater participation in the overall evaluation of environmental issues and emissions

2020 Annual Information Form   Suncor Energy Inc.  59

in the Lower Athabasca region. The frameworks established under LARP include the following:

•
Air Quality Management Framework;

•
Surface Water Quality Management Framework;

•
Surface Water Quantity Management Framework;

•
Groundwater Management Framework;

•
Tailings Management Framework for Mineable Athabasca Oil Sands; and

•
Biodiversity Management Framework (in progress).

Air Quality

Air quality in Suncor's operating areas is an increased focus and has resulted in the introduction and/or update of policy/regulations of air pollutants, odours and health standards to drive performance improvement. Overall regulators are moving toward setting new, more stringent limits often requiring updating or replacement of equipment, and additional monitoring and reporting requirements.

Recently, there have been significant updates made to the regulations listed below:

•
Canadian Ambient Air Quality Standards (CAAQS) — In October 2012, the Canadian Council of Ministers of the Environment (CCME), with the exception of Quebec, agreed to implement a new Air Quality Management System (AQMS). One of the key elements of the system is the ambient air quality objectives for selected air pollutants set out under the CEPA, which include limits for fine particulate matter (PM 2.5) and ground-level ozone implemented in 2015 and updated in 2020. New standards for NO2 and SO2 were developed and became effective in 2020. It is a provincial responsibility to ensure implementation of the nationwide standards of CAAQS are achieved. All of Suncor's Canadian operations, with the exception of the Montreal refinery, will be impacted by CAAQS and work is underway to meet the ambient air quality standards for both monitoring and regulatory applications. The impacts are highest for the operations located in airsheds which are likely to exceed CAAQS limits, including areas such as the Wood Buffalo Region (Oil Sands Base, Fort Hills, Firebag, MacKay River and Syncrude), the Edmonton region (Edmonton refinery), and the Sarnia region (Sarnia refinery and St. Clair Ethanol plant).

•
Alberta Air Quality Objectives (AAQO) — AAQO and guidelines are issued by Alberta Environment and Parks (AEP) under Section 14 (1), of the Environmental Protection and Enhancement Act (EPEA). AAQO are developed to protect Alberta's air quality and are used as part of industrial approvals to regulate facility operations. All industrial indoor and outdoor facilities must be designed and operated such that the ambient air quality remains below AAQO. AEP is currently reviewing NO2 and SO2 AAQO in light of the recently published 2020 CAAQS, which could have significant cost implications for Suncor's operations in Alberta. We are committed to supporting the development and implementation of strong and science-based ambient air quality standards to protect the health of Canadians and the environment.

•
Methane Regulations — The Canadian federal government, through the Environment and Climate Change Canada (ECCC), and the Government of Alberta have both released new methane regulations. The federal regulations came into effect in January 2020, in order to fulfil Canada's commitment to reduce emissions of methane from the oil and gas sector by 40% to 45% below 2012 levels by 2025. On December 11, 2020, the federal government announced it will report on the effectiveness of the federal regulations in 2021 and increase their stringency in 2025 if not sooner. On November 11, 2020, the Government of Alberta reached a formal equivalency agreement with ECCC, which will allow for improved provincial methane regulations to replace the federal regulations for up to five years. Alberta's Methane Emission Reduction Regulation will impact Suncor's operations in Alberta through changes to measurement, monitoring, and reporting of methane emissions to support improved understanding and tracking of oil and gas methane emissions. Similar equivalency agreements mean the federal methane regulations are also not in effect in British Columbia or Saskatchewan, which have their own regimes.

•
Volatile Organic Compound (VOC) Regulations for Upgrading & Refining — The regulations will limit the release of VOCs, including carcinogenic substances such as benzene and 1,3 butadiene, by requiring Canadian refineries and upgrader facilities to take measures to reduce leaks from equipment components (valves, pumps, connectors, etc.). Compliance with the regulations will start in January 2022 and will require facility operators to monitor VOC concentrations at the facility perimeter. Suncor will incur costs to comply with the requirements but will also recover products that would otherwise have been lost from leaking equipment components.

•
Colorado Increase Public Protection Air Toxics Emissions Bill – This Bill creates a new category of covered facilities, defined by reporting certain thresholds of covered pollutants, and requires such facilities to conduct community outreach regarding incident communications and implement the use of an emergency notification service for certain incidents. This will impact Suncor's Commerce City refinery through increased reporting requirements and the potential for additional publicity

60  2020 Annual Information Form   Suncor Energy Inc.

  around releases of covered pollutants (hydrogen cyanide, hydrogen sulfide and benzene).

•
U.S. Regional Haze Implementation — The Regional Haze Rule under the Environmental Protection Agency (EPA) calls for state and federal agencies to work together to improve visibility in national parks through addressing the primary pollutants that cause regional haze, including particulate matter, nitrogen oxides (NOx), SO2, and VOCs. Emission sources from industry include heaters/boilers, motor vehicles, Fluid Catalytic Cracking and Sulphur Recovery Complexes. The EPA is in the final stages of implementing the Regional Haze Program. Suncor was not addressed in Phase 1 of the Regional Haze process but will be included in Phase 2, which is expected to begin during the first or second quarter of 2021. Improvements to one of the Sulphur Recovery Units at Suncor's Commerce City refinery are likely to be required.

Biodiversity

Governments, both provincially and federally, are increasing the rigour of existing acts/regulations and issuing changes aimed at improved environmental protection, including habitat and species protection. Policy development and engagement is complex because of multi-stakeholder consultation required for the development of a viable solution for industry. Stakeholders are concerned by the pace of progress by government to protect habitat. In addition, Traditional Land Use rights of Indigenous communities are inclusive of caribou herds and the issue of caribou habitat is often a recurring theme in Statements of Concerns during the regulatory process. Within the Wood Buffalo region, an area with more than ~40% wetland cover, many of Suncor's current and future projects are within identified caribou ranges.

In October 2020, AEP and ECCC announced they had finalized a Species at Risk Act (SARA) Section 11 Conservation Agreement for Alberta's caribou populations. The agreement identifies timelines for the Alberta sub-regional planning process and establishes the collaborative responsibilities of the provincial and federal governments. Under this agreement, industry will continue to work with the Government of Alberta on habitat restoration funding and caribou range planning as part of the sub-regional planning process.

The Alberta Wetland Policy has been in effect province-wide since July 2016. The Policy's goal is "to conserve, restore, protect and manage Alberta's wetlands". For certain new project types, an upfront detailed wetland assessment must be performed for all surface disturbances. Under the Policy, where avoidance and minimization efforts are not feasible or prove ineffective, wetland replacement and or offsetting is required at a ratio determined by wetland value from 1:1 to 8:1. Wetland replacement costs will be especially high for future oil sands projects and expansions, since there is limited to no opportunity to avoid or minimize impacts to wetlands. We continue to work with the Government of Alberta to resolve any ongoing implementation challenges.

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

Throughout 2019 and 2020, the AER developed regulatory tools to provide guidance for how these new requirements apply to tailings facilities that are regulated by the AER, including oil sands tailings dams. The AER released Manual 019: Decommissioning, Closure, and Abandonment of Dams at Energy Projects (Manual 019) in January 2020, which explains how existing regulatory requirements pertaining to the decommissioning, closure, and abandonment of dams will be assessed and enforced by the AER rather than introducing any new requirements. These regulations are supplemented by Suncor's internal programs, which are designed to provide additional oversight in accordance with industry best practices. The provincial dam integrity program may result in additional costs associated with monitoring, planning and measurements in addition to or in advance of current plans.

Reclamation

Suncor is committed to surface reclamation and remediation of lands affected by its operations. The Government of Alberta's Mine Financial Security Plan (MFSP) accounts for the environmental liability associated with the suspension, abandonment, remediation and surface reclamation of oil sands mines and plant sites. The MFSP requires a base amount of security for each project. Suncor has provided this security in the form of letters of credit and is in compliance with the MFSP. Additional security may be required under other conditions, such as failure to meet current reclamation plans, falling below a specified asset to liability ratio, or when the estimated remaining production life of the mine reaches certain levels; however, Suncor has not been required to provide any additional security to date. The MFSP has been designed by the Government of Alberta to include a periodic review of the program to ensure it is functioning properly and provides early warning of any potential risks of a tailings management action specific to the TMF. It is expected that revisions to the MFSP will be completed by 2023.

Suncor has improved its tailings management efforts and became the first company to surface reclaim an oil sands

2020 Annual Information Form   Suncor Energy Inc.  61

tailings pond, convert a second to a fluid tailings treatment area, and make another pond trafficable with coke capping. Under the TMF, initial tailings management plans have been submitted and approved for Oil Sands Base (2017), Syncrude Aurora North (2018), Syncrude Mildred Lake (2019), and Fort Hills (2019).

Another component identified in the TMF is integrated water management. In order to support successful closure and reclamation, water quantity must be reduced, and quality must be managed. The Alberta government has been working to update the provincial water release policy tools to enable water release and the updates are planned to be completed in 2023. The five-year review for the TMF is planned for 2021, which will have the potential to significantly impact progress on fluid tailings management, water release as well as all associated aspects of TMF implementation, such as pit lakes, closure and reclamation, and the MFSP. In addition, work to develop a Federal Mine Effluent Regulation is ongoing in ECCC with a current timeline for finalization targeted to align with the provincial process in 2023; however, there are no assurances that these target timelines will be achieved. Any delays to this timeline will result in an increase to both on-site water quality concerns and water containment concerns at Suncor and Syncrude mine sites, which may impact current operations and reclamation and closure planning.

Oil Sands Monitoring

In 2012, Canada and Alberta adopted the Joint Canada-Alberta Implementation Plan for Oil Sands Monitoring (Monitoring Plan). The intent of the Monitoring Plan is to provide scientifically rigorous, comprehensive, integrated and transparent environmental monitoring, including an improved understanding of the cumulative environmental impact of oil sands development. The annual cost to Suncor under the Monitoring Plan, including Suncor's net share of Syncrude, was approximately $10.5 million in 2019, and has decreased to approximately $4.1 million for 2020 due to the carryover of unspent program funds from previous years.

Industry Collaboration Initiatives

Environmentally focused collaboration between companies and stakeholders is an important focus for the oil sands industry. Suncor is a founding member of Canada's Oil Sands Innovation Alliance (COSIA) and is committed to collaborative action to accelerate improvements in environmental performance, including tailings, water, land, monitoring and GHG emissions. COSIA works with other collaborative networks to share knowledge and expertise about new technologies and innovation related to environmental performance. Similarly, Suncor is a founding member of the Clean Resources Innovation Network (CRIN), which is a pan-Canadian network focused on ensuring Canada's energy resources can be sustainably developed and integrated into the global energy supply. CRIN identifies industry challenges to accelerate clean technology commercialization and widespread adoption by bringing together a broad group of stakeholders. Moreover, Suncor is an originating sponsor of the Carbon XPrize aimed at developing breakthrough technologies to convert CO2 emissions into usable products.

62  2020 Annual Information Form   Suncor Energy Inc.

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

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

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

Wide differentials, such as those experienced in the fourth quarter of 2018 and the early part of 2020, or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period, which could cause continued weakness and volatility. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

2020 Annual Information Form   Suncor Energy Inc.  63

extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances or tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

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

Continued Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. The ongoing COVID-19 pandemic, and actions that have and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things, increased volatility in financial markets, commodity prices and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in-place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In

64  2020 Annual Information Form   Suncor Energy Inc.

addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and effectiveness of the vaccine against variants or mutations. This continues the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), environmental protection, water, wildlife, fish, air quality, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of EH&S regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage, and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and Indigenous consultation requirements as well as increased political involvement. The federal government's Impact Assessment Act (IAA) (formerly Bill C-69) also came into force in August 2019 and will impact whether, and the manner in which, large energy projects are approved. The IAA process could also result in significant delays in, or challenges obtaining, necessary approvals, additional compliance costs, impacts to staffing and resource levels, and also increase exposure to other risks to Suncor's business, including permit approvals, and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions section of this AIF.

Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world

2020 Annual Information Form   Suncor Energy Inc.  65

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

Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (i.e., carbon capture utilization and sequestration) and by increasing growth in low-carbon energies such as renewable fuels and power.

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could necessitate that Suncor develop new technologies or pursue growth in other energy products in addition to Suncor's existing products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company may rise as a result of growth, mergers and acquisition activities and changes in future operatorship of Syncrude assets. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material. Refer to the Industry Conditions – Environmental Regulation – Climate Change and GHG Emissions – Provincial GHG Regulations – Alberta section of this AIF.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Greenhouse Gas (GHG) Emissions and Targets

Among other sustainability goals, Suncor has committed to reducing the GHG emissions intensity of its operations by 30% by 2030 (based on a 2014 baseline year). Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, development and deployment of new technologies, investment in low-carbon power and transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned

66  2020 Annual Information Form   Suncor Energy Inc.

without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets or goals on the current timelines, or at all.

In addition, achieving our GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the AER's Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions – Environmental Regulation – Land Use section of this AIF.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment, which is not currently permitted for oil sands mines under existing laws. A Federal Oil Sands Mine Effluent Regulation is under development and existing provincial water release guidelines are being updated. There is no certainty as to when regulations authorizing such water release would be enacted, the content of any such regulations, and the ability of and timing for the company to obtain the required approvals under such regulations to permit such water release. The absence of effective government regulations in this area could impact our operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP, and/or any updates or changes to the LARP, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as "threatened" under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and

2020 Annual Information Form   Suncor Energy Inc.  67

implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Air Quality Management

A number of Canadian federal, provincial and U.S. state air quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Refer to the Industry Conditions – Air Quality section of this AIF.

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

Market Access

The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

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

68  2020 Annual Information Form   Suncor Energy Inc.

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

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

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

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Portfolio, Development and Execution

There are certain risks associated with the development and execution of Suncor's complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

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

Project development and execution can also be impacted by, among other things, the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor's portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.

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

2020 Annual Information Form   Suncor Energy Inc.  69

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

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are being jointly developed.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. Investors and stakeholders increasingly compare companies based on climate-related performance. Failure to achieve the company's GHG emissions intensity reduction targets and goals, or a perception among financial institutions and investors that such targets and goals are insufficient, could adversely affect the company's reputation and ability to attract capital. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has improved, the disruption and volatility in global capital markets may continue. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its by-laws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional

70  2020 Annual Information Form   Suncor Energy Inc.

financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

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

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances, could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2020 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 65% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2020, the Canadian dollar strengthened in relation to the U.S. dollar to $0.78 from $0.77 at the start of 2020. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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

2020 Annual Information Form   Suncor Energy Inc.  71

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

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

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), and the United Kingdom Bribery Act; renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

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

72  2020 Annual Information Form   Suncor Energy Inc.

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

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce and changing skillsets as technology continues to evolve adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River and Fort Hills), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee associations. Approximately 32% of the company's employees were covered by collective agreements at the end of 2020. Negotiations for three collective agreements will take place in 2021. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, in recent years, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Indigenous Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution". On December 3, 2020, the federal government introduced Bill C-15, An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples, as a means of adopting the Declaration into Canadian law while stating that the legislative framework would "ensure sustained and continued efforts to uphold the rights of Indigenous Peoples now and in the future." Although Suncor supports the principles of the Declaration, it is unknown whether Bill C-15 will pass into law and, if so, how the Declaration will ultimately be adopted into Canadian law and interpreted. It therefore also remains unclear what the impact of the Declaration on the Crown's duty to consult with Indigenous Peoples will be should Bill C-15 become law.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact could

2020 Annual Information Form   Suncor Energy Inc.  73

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

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

Trade Risk Relating to CUSMA

Under CUSMA, Canada is no longer subject to the proportionality provisions in NAFTA's energy chapter, enabling Canada to expand oil and gas exports beyond the U.S. Further, the change to the oil and gas rules of origin under CUSMA allows Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. The "non-market economy" clause may limit Canada's willingness to enter into free trade negotiations with non-market economies.

CUSMA will also phase out NAFTA's Chapter 11 Investor-State Dispute Settlement Provision (ISDS). This provision allowed investors of a NAFTA party to bring proceedings directly against the government of another NAFTA party for alleged breaches of its obligations. Under CUSMA, for three years after the termination of NAFTA, legacy investment claims and pending claims will be covered under NAFTA Chapter 11. After that point, companies will have to pursue recourse through the judicial system or regular international arbitration.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends

The Board of Directors has established a practice of paying dividends on Suncor's common shares on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to legislative requirements, the company's financial position, financing requirements for growth, cash flow and other factors. The Board approved a quarterly dividend of $0.36 per common share in each quarter of 2018, a quarterly dividend of $0.42 per common share in each quarter of 2019 and a quarterly dividend of $0.465 per common share in the first quarter of 2020 and a quarterly dividend of $0.21 per common share in the remaining quarters of 2020. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Year ended December 31	2020	2019	2018

Cash dividends per common share ($)	1.10	1.68	1.44

74  2020 Annual Information Form   Suncor Energy Inc.

Description of Capital Structure

The company's authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at December 31, 2020, there were 1,525,150,794 common shares issued and outstanding. To the knowledge of the Board of Directors and executive officers of Suncor, no person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the company. The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company's assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share, on a pro rata basis, in all distributions of such assets.

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

The following table shows the ratings issued for Suncor Energy Inc. by the rating agencies noted herein as of February 23, 2021. The credit ratings are not recommendations to purchase, hold or sell the debt securities in as much as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely at any time by a rating agency in the future if, in its judgment, circumstances so warrant.

	Senior Unsecured(1)	Outlook	Canadian Commercial Paper Program	U.S. Commercial Paper Program

Standard & Poor's (S&P)	BBB+	Negative	A-1 (low)	A-2

Dominion Bond Rating Service (DBRS)	A (low)	Negative	R-1 (low)	Not rated

Moody's Investors Service (Moody's)	Baa1	Stable	Not rated	P-2

(1)
The Senior Unsecured debt of Suncor Energy Ventures Corporation, a wholly owned subsidiary of Suncor, which indirectly owns a 36.74% ownership in the Syncrude joint operation previously owned by COS (refer to Intercorporate Relationships), is rated BBB+ (Negative) by S&P and Ba1 (Stable) by Moody's. DBRS does not issue a separate credit rating for Suncor Energy Ventures Corporation.

2020 Annual Information Form   Suncor Energy Inc.  75

S&P credit ratings on long-term debt are on a rating scale that ranges from AAA to D, representing the range of such securities rated from highest to lowest quality. A rating of BBB+ by S&P is the fourth highest of 10 categories. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category. S&P credit ratings on commercial paper are on a short-term debt rating scale that ranges from A-1 to D, representing the range of such securities rated from highest to lowest quality. A Canadian rating by S&P of A-1 (low) is the third highest of eight categories and a U.S. rating of A-2 is the second highest of six categories, indicating a slightly higher susceptibility to the adverse effects of changes in circumstances and economic conditions than obligations in higher categories; the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

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

76  2020 Annual Information Form   Suncor Energy Inc.

Market for Securities

Suncor's common shares are listed on the TSX in Canada and on the NYSE in the U.S. The price ranges and the volumes traded on the TSX for the year ended December 31, 2020 are as follows:

TSX

	Price Range (Cdn$)		Trading Volume

	High	Low	(000s)

2020

January	45.12	40.23	69 313

February	41.06	35.77	119 006

March	37.40	14.02	333 431

April	27.10	19.70	171 132

May	25.71	21.09	202 491

June	29.39	22.02	237 329

July	24.59	20.96	101 125

August	23.64	20.82	155 272

September	21.35	16.24	252 625

October	17.38	14.28	157 420

November	23.48	14.93	273 385

December	24.40	20.29	250 748

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see the Share-Based Compensation note to the 2020 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR at www.sedar.com.

2020 Annual Information Form   Suncor Energy Inc.  77

Directors and Executive Officers

Directors

The following individuals are directors of Suncor on the date hereof. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Patricia M. Bedient(3)(4) Washington, U.S.	Director since 2016 Independent	Patricia Bedient retired as executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Mel E. Benson(1)(2) Alberta, Canada	Director since 2000 Independent	Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations and corporate negotiations and is currently a director at Tectonic Metals Inc., a mineral exploration company. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Indigenous Business Hall of Fame and received the lifetime achievement award, and he has previously received the Indspire Award for Business.

John D. Gass(1)(4) Florida, U.S.	Director since 2014 Independent	John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Company. He is also a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

78  2020 Annual Information Form   Suncor Energy Inc.

Jean Paul Gladu(1)(2)(5) Ontario, Canada	Director since 2020 Independent	Jean Paul (JP) Gladu is currently the president of the Alaska — Alberta Railway Development Corporation (A2A Rail), a privately owned corporation headquartered in Calgary, Alberta. He previously served as president and chief executive officer of the Canadian Council for Aboriginal Business (CCAB) for approximately eight years. Mr. Gladu has over 25 years of experience in the natural resource sector, including work with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada. Chair of Mikisew Group of Companies, Mr. Gladu also serves on the board of Noront Resources Ltd. He was appointed Chancellor of St. Paul's University College Waterloo in 2017 and served on the board of Ontario Power Generation. Mr. Gladu has a forestry technician diploma, an undergraduate degree in forestry from Northern Arizona University, an Executive MBA from Queen's University and the ICD.D from Rotman School of Management at the University of Toronto. Anishinaabe from Thunder Bay, Mr. Gladu is a member of Bingwi Neyaashi Anishinaabek located on Lake Nipigon, Ontario.

Dennis Houston(1)(2) Texas, U.S.	Director since 2018 Independent	Dennis Houston served as executive vice president of ExxonMobil Refining & Supply Company, chairman and president of ExxonMobil Sales & Supply LLC and chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years' experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited. Mr. Houston holds a bachelor's degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council — Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

2020 Annual Information Form   Suncor Energy Inc.  79

Mark Little Alberta, Canada	Director since 2019 Non-independent, management	Mark Little is president and chief executive officer of Suncor. He previously served as the company's president and chief operating officer before being appointed to his current position in May 2019. His past roles include serving as president of Suncor's upstream organization with responsibility for all of Suncor's operated and non-operated oil sands, in situ, conventional exploration and production assets worldwide, as well as executive vice president, Oil Sands and senior vice president, International and Offshore. Mr. Little was also senior vice president, Integration, following Suncor's merger with Petro-Canada and senior vice president, Strategic Growth and Energy Trading. In these roles, Mr. Little's accountabilities have spanned from operations in the Wood Buffalo region to operations in offshore East Coast Canada, the North Sea, and international onshore operations in Latin America, North Africa and the Near East, where he oversaw significant improvements in efficiency and performance, as well as portfolio growth. Before joining Suncor, Mr. Little led the development of oil sands projects for a major international energy company. His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading. Mr. Little has been active in industry and the community, serving as chair of the board of directors of Syncrude Canada and as a member of Energy Safety Canada until 2018. Mr. Little also was chair of the Oil Sands Safety Association prior to its merger into Energy Safety Canada. Having played an integral role in the signing of agreements with the Fort McKay and Mikisew Cree First Nations relating to Suncor's East Tank Farm, he has actively promoted the partnership as a model for future energy development with Indigenous communities. He is a current member of the Canadian Association of Petroleum Producers, where he also serves as a member of the Executive Committee and Oil Sands CEO Council. He has co-chaired the Canadian Council of Aboriginal Business' procurement initiative and is a past board member of Accenture Global Energy. Mr. Little holds degrees in computer science from the University of Calgary, applied petroleum engineering technology from SAIT, is a graduate of the advanced management program at Harvard Business School and holds an honorary degree in Business Administration from SAIT. He was also awarded the Canadian Engineering Leader award from the Schulich School of Engineering at the University of Calgary.

80  2020 Annual Information Form   Suncor Energy Inc.

Brian MacDonald(3)(4) Florida, U.S.	Director since 2018 Independent	Brian MacDonald was the president and chief executive officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries from 2016 to November 2018. Prior to joining CDK Global, Inc., Mr. MacDonald served as chief executive officer and president of Hertz Equipment Rental Corporation, and served as interim chief executive officer of Hertz Corporation. Mr. MacDonald previously served as president and chief executive officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco Inc., where Mr. MacDonald had served as chairman, president and chief executive officer. He was the chief financial officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for ComputerSciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK LGlobal, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor's of science, with a concentration in chemistry, from Mount Allison University.

Maureen McCaw(2)(3) Alberta, Canada	Director since 2004 (Petro-Canada 2004 to July 31, 2009) Independent	Maureen McCaw was most recently executive vice-president of Leger Marketing, Canada's largest privately held market research firm and formerly president of Criterion Research, a company she founded. Ms. McCaw currently serves as a director of the Francis Winspear Centre for Music and the Edmonton Symphony, the Nature Conservancy of Canada and the Royal Alexandra Hospital Foundation Social Enterprise Company. Ms. McCaw has previously served on a number of boards, including as chair of the CBC Pension Plan board of trustees, the Edmonton International Airport and the Edmonton Chamber of Commerce. Ms. McCaw has also served on the board of directors of the Canadian Broadcasting Corporation. Ms. McCaw holds a bachelor of arts degree in economics from the University of Alberta, completed Columbia Business School's executive program in financial accounting and earned an ICD.D certification from the Institute of Corporate Directors.

2020 Annual Information Form   Suncor Energy Inc.  81

Lorraine Mitchelmore(2)(3) Alberta, Canada	Director since 2019 Independent	Lorraine Mitchelmore has over 30 years' international oil and gas industry experience. She most recently served as president and chief executive officer for Enlighten Innovations Inc., a private equity-backed fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming president and country chair of Shell Canada Limited in 2009, in addition to her role as executive vice president of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada, Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore has been a director of the Bank of Montreal since 2015 and has served on the boards of Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor's of science degree (honours) in geophysics from Memorial University of Newfoundland, a master's of science in geophysics from the University of Melbourne, Australia and a MBA with distinction from Kingston Business School in London, England.

Eira M. Thomas(1)(4) British Columbia, Canada	Director since 2006 Independent	Eira Thomas is a Canadian geologist with over 25 years of experience in the Canadian diamond business. She is currently the chief executive officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as chief executive officer and a director of Kaminak Gold Corporation, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and chief executive officer of Stornoway Diamond Corp. Ms. Thomas graduated from the University of Toronto with a bachelor of science degree in geology. Her awards and recognition include: "Canada's Top 40 under 40" by the Caldwell Partners and Report on Business magazine; selected as one of "Top 100 Canada's Most Powerful Women"; and one of only four Canadians in 2008 to be named to the "Young Global Leaders" by the World Economic Forum.

Michael M. Wilson Alberta, Canada	Director since 2014 Independent	Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada and Celestica Inc.

(1)
Human Resources and Compensation Committee

(2)
Environment, Health, Safety and Sustainable Development Committee

(3)
Audit Committee

(4)
Governance Committee

(5)
Effective November 17, 2020.

82  2020 Annual Information Form   Suncor Energy Inc.

Executive Officers

The following individuals are the executive officers of Suncor:

Name	Jurisdiction of Residence	Office

Mark Little	Alberta, Canada	President and Chief Executive Officer

Alister Cowan	Alberta, Canada	Chief Financial Officer

Martha Hall Findlay	Alberta, Canada	Chief Sustainability Officer

Bruno Francoeur	Alberta, Canada	Chief Transformation Officer

Paul Gardner	Alberta, Canada	Chief People Officer

Mike MacSween	Alberta, Canada	Executive Vice President, Upstream

Kris Smith	Alberta, Canada	Executive Vice President, Downstream

Arlene Strom	Alberta, Canada	Chief Legal Officer and General Counsel

Joe Vetrone(1)	Alberta, Canada	Senior Vice President, Operations Services

(1)
Effective August 31, 2020.

All executive officers have held positions with Suncor over the past five years with the exception of Martha Hall Findlay who, immediately prior to joining Suncor in 2019, was President and Chief Executive Officer of the Canada West Foundation.

As at February 19, 2021, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, 402,739 common shares of Suncor, which represents 0.03% of the outstanding common shares of Suncor. Inclusive of deferred share units, the total share ownership of Suncor's directors and executive officers as at February 19, 2021 is 1,462,975 common shares and units of Suncor (for the purpose of share ownership targets, deferred share units are included).

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

(a)
is, or has been within the last 10 years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gass, who was a director of Weatherford International plc (Weatherford) when it underwent a financial restructuring under chapter 11 of the U.S. Bankruptcy Code which was initiated on July 1, 2019. Mr. Gass ceased to be a director of Weatherford on December 13, 2019; or

(b)
has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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

Conflicts of Interest

The directors and officers of Suncor may be directors or officers of entities which are in competition with or are customers or suppliers of Suncor or certain entities in which Suncor holds an equity investment. As such, these directors or officers may encounter conflicts of interest in the administration of their duties with respect to Suncor. Directors and officers of Suncor are required to disclose the existence of potential conflicts in accordance with Suncor's policies and in accordance with the CBCA.

2020 Annual Information Form   Suncor Energy Inc.  83

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

84  2020 Annual Information Form   Suncor Energy Inc.

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

Fees Paid to Auditors

Fees paid or payable to the company's auditors, KPMG LLP, in 2020 and 2019 are as follows:

($ thousands)	2020	2019

Audit Fees	4 723	4 350

Audit-Related Fees	457	410

Tax Fees	—	—

All Other Fees	—	—

Total	5 180	4 760

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

2020 Annual Information Form   Suncor Energy Inc.  85

Legal Proceedings and Regulatory Actions

There are no legal proceedings in respect of which Suncor is or was a party, or in respect of which any of the company's property is or was the subject during the year ended December 31, 2020, nor are there any such proceedings known by the company to be contemplated, that involve a claim for damages exceeding 10% of the company's current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2020, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2020.

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

Material Contracts

During the year ended December 31, 2020, Suncor did not enter into any contracts, nor are there any contracts still in effect, that are material to the company's business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

Interests of Experts

Reserves contained in this AIF are based in part upon reports prepared by GLJ, Suncor's independent qualified reserves evaluator. As at the date hereof, none of the partners, employees or consultants of GLJ as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of Suncor's outstanding securities, including the securities of the company's associates and affiliates.

The company previously engaged Sproule Associates Limited and Sproule International Limited (collectively, Sproule) who prepared a report dated February 21, 2020 (the 2020 Sproule Report) with respect to Suncor's conventional assets offshore Newfoundland and Labrador and conventional assets offshore of the U.K. and Norway. The section of the company's annual information form dated February 26, 2020 entitled "Statement of Reserves Data and Other Oil and Gas Information" includes reserves data that is derived from the 2020 Sproule Report. As at the date of the 2020 Sproule Report, none of the partners, employees or consultants of Sproule, as a group, through registered or beneficial interests, direct or indirect, held or were entitled to receive more than 1% of any class of Suncor's outstanding securities, including the securities of the company's associates and affiliates.

The company's independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated February 24, 2021 in respect of the company's Consolidated Financial Statements, which comprise the Consolidated Balance Sheets as at December 31, 2020 and December 31, 2019 and the Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the year ended December 31, 2020 and December 31, 2019, and the related notes, and the report on internal control over financial reporting as at December 31, 2020 and December 31, 2019. KPMG has confirmed with respect to the company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the company under all relevant U.S. professional and regulatory standards.

86  2020 Annual Information Form   Suncor Energy Inc.

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

The company has disclosed in its 2021 management proxy circular, which is available on Suncor's website at www.suncor.com, significant areas in which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Suncor's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the company's most recent management proxy circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Suncor's 2020 audited Consolidated Financial Statements and in the MD&A.

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

2020 Annual Information Form   Suncor Energy Inc.  87

Advisory – Forward-Looking Information
and Non-GAAP Financial Measures

This AIF contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "forecast" and similar expressions.

Forward-looking statements in this AIF include references to:

Suncor's strategy, business plans and expectations about projects, the performance of assets, production volumes, and capital expenditures, including:

•
Expectations about the Fenja development project, including the plan for development, first oil anticipated in 2022 and the expectation that peak production will reach 34 mboe/d (6 mboe/d, net to Suncor) between 2022 and 2023;

•
Expectations about Buzzard Phase 2, including that first oil is anticipated in late 2021;

•
Statements about Suncor's coke-fired boiler replacement program, including the expectation that it will provide reliable steam generation, reduce the GHG emissions intensity associated with steam production at Oil Sands Base operations by approximately 25%, the expectation that the electricity produced will be transmitted to Alberta's power grid and the expected benefits therefrom, and cost approximately $1.4 billion with an expected in-service date between 2024-2025;

•
Expectations regarding Suncor's multi-year strategic alliance with Microsoft, including the expectation that this alliance will enable Suncor to utilize Microsoft's full range of cloud solutions and the expected benefit of the alliance;

•
The aim, objectives and potential benefits of Suncor's clean energy investments, including Enerkem, LanzaJet, Inc. and the Varennes Carbon Recycling facility, and Suncor's belief that these investments complement Suncor's existing product mix and demonstrate Suncor's involvement in the evolving global energy transition;

•
The expectation that Fort Hills will be operating at full rates by the end of 2021;

•
Expectations about Syncrude, including the expectation that Suncor will take over as operator of the Syncrude project by the end of 2021 and that doing so presents a significant strategic opportunity for Syncrude and the joint venture owners, the expectation that the MBSA will be replaced in conjunction with Suncor taking over as operator, the expectation that the Syncrude joint venture owners' plan to develop MLX-W and MLX-E which, subject to approvals, would extend the life of Mildred Lake by a minimum of 10 years, the expectation that the MLX-E program will follow MLX-W development if economic conditions provide suitable, the expectation that the MLX-W program will sustain bitumen production levels at the Mildred Lake site after resource depletion at the North Mine and use existing mining and extraction facilities, the expectation that MLX-W will achieve first oil in 2025 and expectations for the bi-directional interconnecting pipelines between Syncrude's Mildred Lake site and Suncor's Oil Sands Base operations, including that the pipelines will provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization;

•
The expected sale of Suncor's 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million and the expectation that the sale will close no later than the third quarter of 2021;

•
Suncor's expectation that a final sanctioning decision to potentially replace Suncor's Millennium and North Steepbank mines is not expected until 2030 at the earliest;

•
Expectations about Terra Nova and the ALE project, including that an economically viable path forward with

88  2020 Annual Information Form   Suncor Energy Inc.

  a safe and reliable return to operations can be determined for the Terra Nova project;

•
Expectations about the Meadow Creek East project, including the expectation that the project will be developed in two stages with an anticipated gross production capacity up to 80 mbbls/d and about the Meadow Creek West project, including the expectation that the project will be developed in a single stage with an anticipated gross production capacity of 40 mbbls/d;

•
Expectations about the West White Rose Project, including the expectation that it would extend the life of the existing White Rose assets and the company's estimated share of peak oil production of 20 mbbls/d;

•
Expectations about Hebron, including the expectation that, at peak, the project will produce 31.6 mbbls/d (net to Suncor) and the expectation that drilling activities will continue throughout 2021;

•
Expectations about the Lewis project, including that the project is expected to be developed in stages, with anticipated peak production of 160 mbbls/d;

•
The estimated cost of Suncor's remaining exploration work program commitment in Libya at December 31, 2020 of US$359 million;

•
The expectation that the drilling of new well pairs and infill wells at Firebag and MacKay River will assist in maintaining production levels in future years;

•
Potential future wind and solar power projects, including the expectations regarding the capacity and construction of the Forty Mile Wind Power Project, including the estimated total capital spend of $300 million and its planned completion in late 2022;

•
Suncor's belief that debottlenecking capacity and timing at Firebag will depend on economic conditions and can be supported by integrated well pad development and Solvent SAGD technologies;

•
The potential for future in situ production to be supported at Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby; and

•
The expectation that turnaround maintenance will improve reliability and operational efficiency.

Also:

•
Expectations (including with respect to timing), goals and plans around technologies, including AHS, PASS, ES-SAGD, Solvent+, NAE, and partial upgrading;

•
Statements about Suncor's reserves, including reserves volumes, estimates of future net revenues, commodity price forecasts, exchange and interest rate expectations, and production estimates;

•
Significant development activities and costs anticipated to occur or be incurred in 2021, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section of this AIF, Suncor's belief that internally generated cash flows, existing and future credit facilities, issuing commercial paper and, if needed, accessing capital markets will be sufficient to fund future development costs and that interest expense or other funding costs on their own would not make development of any property uneconomic, plans for the development of reserves, and the estimated value of work commitments;

•
Estimated abandonment and reclamations costs;

•
Nameplate capacities;

•
The timing and impact of Suncor's planned workforce reductions and downstream reorganization;

•
Expectations about royalties and income taxes and their impact on Suncor;

•
Expectations regarding tailings management plans and regulatory processes with respect thereto;

•
Expectations regarding Suncor's share repurchase program and the 2021 NCIB;

•
Expectations concerning the timing of negotiations for collective agreements;

•
Anticipated effects of and responses to environmental laws and regulations, including climate change and GHG emissions laws and regulations, and Suncor's estimated compliance costs; and

•
Expectations about changes to laws and the impact thereof.

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

2020 Annual Information Form   Suncor Energy Inc.  89

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

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third- party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves and future production estimates; Suncor's ability to access capital markets at acceptable rates or to issue securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management

90  2020 Annual Information Form   Suncor Energy Inc.

activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this AIF, including under the heading Risk Factors, and the company's MD&A dated February 24, 2021 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this AIF are made as of the date of this AIF. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures – Netback

Netback is a financial measure that is not prescribed by GAAP. Non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Netbacks are reconciled to GAAP measures in the Operating Metrics Reconciliation section of the Supplemental Financial and Operating Information within Suncor's Annual Report for the year ended December 31, 2020 and dated February 24, 2021.

2020 Annual Information Form   Suncor Energy Inc.  91

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

A-1  2020 Annual Information Form   Suncor Energy Inc.

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

2020 Annual Information Form   Suncor Energy Inc.  A-2

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

A-3  2020 Annual Information Form   Suncor Energy Inc.

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

2020 Annual Information Form   Suncor Energy Inc.  B-1

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

Approved and Accepted April 28, 2004

B-2  2020 Annual Information Form   Suncor Energy Inc.

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

2020 Annual Information Form   Suncor Energy Inc.  B-3

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)

Total

Date	Signature

B-4  2020 Annual Information Form   Suncor Energy Inc.

Schedule "C" – Form 51-101F2 Report on Reserves Data by
Independent Qualified Reserves Evaluator or Auditor

To the board of directors of Suncor Energy Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:
Independent Qualified	Effective Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total

GLJ Ltd.	December 31, 2020	Oil Sands In Situ, Canada	—	19 663	—	19 663

GLJ Ltd.	December 31, 2020	Oil Sands Mining, Canada	—	12 206	—	12 206

GLJ Ltd.	December 31, 2020	East Coast Canada, Newfoundland Offshore, Canada	—	4 716	—	4 716

GLJ Ltd.	December 31, 2020	Offshore, United Kingdom	—	1 883	—	1 883

GLJ Ltd.	December 31, 2020	Offshore, Norway	—	368	—	368

			—	38 836	—	38 836

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

GLJ Ltd., Calgary, Alberta, Canada, February 24, 2021

"Tim R. Freeborn"

Tim R. Freeborn, P.Eng.
Vice President and Chief Financial Officer

2020 Annual Information Form   Suncor Energy Inc.  C-1

Schedule "D" – Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information

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

"Mark S. Little"

MARK S. LITTLE
President and Chief Executive Officer

"Alister Cowan"

ALISTER COWAN
Chief Financial Officer

"Michael M. Wilson"

MICHAEL M. WILSON
Chair of the Board of Directors

"Patricia M. Bedient"

PATRICIA M. BEDIENT
Chair of the Audit Committee

February 24, 2021

D-1  2020 Annual Information Form   Suncor Energy Inc.

Suncor Energy Inc.
150 – 6 Avenue S.W.
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

        See pages 86 and 87 of Exhibit 99-1 and page 74 of Exhibit 99-2.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        See pages 88, 89 and 90 of Exhibit 99-1.

AUDIT COMMITTEE FINANCIAL EXPERT

        See pages 84 and 85 of Annual Information Form.

CODE OF ETHICS

        See pages 26 and 27 of Annual Information Form.

FEES PAID TO PRINCIPAL ACCOUNTANT

        See page 85 of Annual Information Form.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

        See Schedule "B" of Annual Information Form.

APPROVAL OF NON-AUDIT SERVICES

        See Schedule "B" of Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

        See page 57 of Exhibit 99-2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See page 57 of Exhibit 99-2.

IDENTIFICATION OF THE AUDIT COMMITTEE

        See page 84 of Annual Information Form.

 EXHIBIT INDEX

Exhibit No.	Description
99-1	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2020
99-2	Management's Discussion and Analysis for the fiscal year ended December 31, 2020, dated February 24, 2021
99-3	Consent of KPMG LLP
99-4	Consent of GLJ Ltd.
99-5	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-6	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-8	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Supplementary Oil and Gas Disclosures
101	Interactive data files with respect to the Annual Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2020

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 25, 2021
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