Form 40-F
period 2021-12-31
SUNCOR ENERGY INC
filed 2022-02-25
CIK 311337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2021 No. 1-12384

SUNCOR ENERGY INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

150 - 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta, Canada T2P 3E3

(403) 296-8000

(Address and telephone number of registrant’s principal executive office)

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

Common Shares	As of December 31, 2021 there were 1,441,250,800 Common Shares issued and outstanding

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☒	No	◻

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☒

INCORPORATION BY REFERENCE

This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated February 23, 2022, Audited Consolidated Financial Statements, Management's Discussion and Analysis for the year ended December 31, 2021 and Supplementary Oil and Gas Disclosures, included as Exhibit 99-1, Exhibit 99-2, Exhibit 99-3 and Exhibit 99-9, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333- 238618).

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

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

See pages 2 and 3 of Exhibit 99-2 and page 66 of Exhibit 99-3.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See pages 4, 5 and 6 of Exhibit 99-2.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 117 of Exhibit 99-1.

CODE OF ETHICS

See pages 40, 41 and 42 of Exhibit 99-1.

FEES PAID TO PRINCIPAL ACCOUNTANT

See page 118 of Exhibit 99-1.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

See Schedule “B” of Exhibit 99-1.

APPROVAL OF NON-AUDIT SERVICES

See Schedule “B” of Exhibit 99-1.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 116 of Exhibit 99-1.

EXHIBIT INDEX

Exhibit No.	Description
99-1	Annual Information Form of Suncor Energy Inc. for the fiscal year ended December 31, 2021 dated February 23, 2022
99-2	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2021
99-3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, dated February 23, 2022
99-4	Consent of KPMG LLP
99-5	Consent of GLJ Ltd.
99-6	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Supplementary Oil and Gas Disclosures
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 24, 2022
	PER:	/s/ ALISTER COWAN
Alister Cowan Chief Financial Officer