Form 40-F
period 2022-12-31
SUNCOR ENERGY INC
filed 2023-03-07
CIK 311337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2022 No. 1-12384

SUNCOR ENERGY INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

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

Common Shares	As of December 31, 2022 there were 1,337,470,739 Common Shares issued and outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INCORPORATION BY REFERENCE

This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated March 6, 2023, Audited Consolidated Financial Statements, Management's Discussion and Analysis for the year ended December 31, 2022 and Supplementary Oil and Gas Disclosures, included as Exhibit 99-1, Exhibit 99-2, Exhibit 99-3 and Exhibit 99-10, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333- 265216).

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

See pages 2 and 3 of Exhibit 99-2 and page 70 of Exhibit 99-3.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See pages 4, 5,6 and 7 of Exhibit 99-2.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 95 of Exhibit 99-1.

CODE OF ETHICS

See pages 35 and 36 of Exhibit 99-1.

FEES PAID TO PRINCIPAL ACCOUNTANT

See page 95 of Exhibit 99-1.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

See Schedule “B” of Exhibit 99-1.

APPROVAL OF NON-AUDIT SERVICES

See Schedule “B” of Exhibit 99-1.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 94 of Exhibit 99-1.

EXHIBIT INDEX

Exhibit No.	Description
99-1	Annual Information Form dated March 6, 2023
99-2	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2022
99-3	Management’s Discussion and Analysis dated March 6, 2023
99-4	Consent of KPMG LLP
99-5	Consent of GLJ Ltd.
99-6	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Supplementary Oil and Gas Disclosures
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: March 6, 2023
	PER:	/s/ ALISTER COWAN
Alister Cowan Chief Financial Officer