Form 40-F
period 2024-12-31
SUNCOR ENERGY INC
filed 2025-02-27
CIK 311337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: Commission File Number:	December 31, 2024 No. 1-12384

SUNCOR ENERGY INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311,1321,2911, 4613,5171,5172 (Primary standard industrial classification code number, if applicable)	98-0343201 (I.R.S. employer identification number, if applicable)

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

Common Shares	As of December 31, 2024 there were 1,244,331,601 Common Shares issued and outstanding

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

This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, each of the following Registration Statements of the Registrant under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029). The Registrant's Annual Information Form dated February 26, 2025, Audited Consolidated Financial Statements, Management's Discussion and Analysis for the year ended December 31, 2024 and Supplementary Oil and Gas Disclosures, included as Exhibit 99-1, Exhibit 99-2, Exhibit 99-3 and Exhibit 99-10, respectively, to this annual report on Form 40-F, are incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333- 279937).

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

See pages 2 and 3 of Exhibit 99-2 and page 54 of Exhibit 99-3.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See pages 4 and 5 of Exhibit 99-2.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 56 of Exhibit 99-1.

CODE OF ETHICS

See page 20 of Exhibit 99-1.

FEES PAID TO PRINCIPAL ACCOUNTANT

See page 57 of Exhibit 99-1.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

See Schedule “B” of Exhibit 99-1.

APPROVAL OF NON-AUDIT SERVICES

See Schedule “B” of Exhibit 99-1.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 56 of Exhibit 99-1.

EXHIBIT INDEX

Exhibit No.	Description
97	Executive Compensation Clawback Policy (incorporated by reference from Exhibit No. 97 to the Registrant’s Form 40-F, filed with the Commission on March 22, 2024).
99-1	Annual Information Form of Suncor Energy Inc. for the fiscal year ended December 31, 2024 dated February 26, 2025
99-2	Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2024
99-3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, dated February 26, 2025
99-4	Consent of KPMG LLP
99-5	Consent of GLJ Ltd.
99-6	Certificate of the Chief Executive Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-7	Certificate of the Chief Financial Officer Pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a)
99-8	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-9	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-10	Supplementary Oil and Gas Disclosures
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNCOR ENERGY INC.
DATE: February 26, 2025
	PER:	/s/ KRIS P. SMITH

Kris P. Smith Chief Financial Officer